Form 20-F
period 2002-12-31
GREAT BASIN GOLD LTD
filed 2003-07-01
CIK 865492

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[x]  ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES  EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 2002 (with other information to
                       April 30, 2003 except where noted)

                                       OR

[ ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR  15(d)  OF THE  SECURITIES
     EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                              CIK Number 0000865492
                         Commission file number 0-18760

                              GREAT BASIN GOLD LTD.
--------------------------------------------------------------------------------
               (Exact name of Registrant specified in its charter)

                              GREAT BASIN GOLD LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       Suite 1020, 800 West Pender Street
                  Vancouver, British Columbia, Canada, V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

 Title of Each Class                   Name of each exchange on which registered
----------------------------------------------------------- --------------------
             None                                                 Not applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                         Common Shares without Par Value
  ------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act. None

 Number of outstanding shares of Great Basin's only class of capital stock as on
                               December 31, 2002.
                   46,861,364 Common Shares Without Par Value

       Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
 of the Securities Exchange Act of 1934 during the preceding 12 months
                  (or for such shorter period that Registrant
  was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

        Indicate by check mark which financial statement item Registrant has elected to follow:

                             Item 17 [x] Item 18 [ ]

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                          DURING THE PAST FIVE YEARS)

  Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections
    12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                           CURRENCY AND EXCHANGE RATES

            All monetary amounts contained in this Annual Report are,
                unless otherwise indicated,expressed in Canadian
          dollars. On April 30, 2003, the Federal Reserve noon rate for
                    Canadian Dollars was US$1.00:Cdn$1.4335
         (see Item 3 for further historical exchange rate information).

                                           T A B L E O F C O N T E N T S

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3   KEY INFORMATION

A.       Selected Financial Data

The following  constitutes  selected financial data for Great Basin for the last five fiscal years ended  December 31, 2002,  in Canadian  dollars,  presented in accordance with Canadian generally accepted  accounting  principles ("GAAP") and
United States GAAP.

(C$000)                                                                              As at December 31
Balance Sheet Data                                         2002             2001             2000             1999             1998
                                                       --------         --------         --------         --------         --------

Total assets(Cdn GAAP) ........................        $ 21,232         $ 13,113         $ 22,654         $ 17,124         $  9,617
Total assets (US GAAP) ........................          21,959           13,113           22,654           17,124            9,617
Total liabilities (Cdn GAAP) ..................           2,189               26              470              108              216
Share capital and contributed
surplus (Cdn GAAP) ............................          67,427           55,953           57,985           39,511           26,269
Share capital and contributed
surplus  (US GAAP) ............................          70,085           58,611           57,783           41,268           26,641
Deficit (Cdn GAAP) ............................         (48,384)         (42,865)         (33,801)         (22,495)         (17,567)
Deficit (US GAAP) .............................         (50,316)         (45,523)         (35,599)         (24,141)         (17,456)
Net assets (Cdn GAAP) .........................          19,043           13,088           22,184           17,016            9,401
Net assets (US GAAP) ..........................          19,770           13,088           22,184           17,016            9,401

(C$000)                                                                               As at December 31
Period End Balances (as at)                             2002              2001              2000              1999              1998
                                                  ----------        ----------        ----------        ----------        ----------

Working capital (deficiency) .............       $    13,157       $     7,494       $    11,095       $     5,886       $     1,151
Plant and equipment, net .................                 -                 3                19                60               140
Mineral property interests ...............             5,878             5,583            11,063            11,063             8,103
Shareholder'  equity (deficit) ...........            19,043            13,088            22,184            17,016             8,702
Weighted average number of
  common shares outstanding ..............        43,785,007        38,182,137        30,481,267        21,123,704        15,276,491

No cash or other dividends have been declared.

(C$000 except per share amounts)                                                      Year ended December 31
                                                       -----------------------------------------------------------------------------
Statement of Operations Data                               2002             2001             2000             1999             1998
                                                       --------         --------         --------         --------         --------

Investment and other income ...................        $    147         $    364         $    403         $    124         $     80
General and administrative expenses ...........           1,904              633            1,154            1,197              855
Exploration expenditure .......................           3,370            2,877           10,152            3,660            2,961
Write down of mineral property interests ......               -           (5,555)               -              (74)          (1,396)
Loss according to financial
statements (Cdn GAAP) .........................          (5,519)          (9,065)         (11,306)          (4,857)          (5,355)
Loss according to financial
statements (US GAAP) ..........................          (4,792)          (9,925)         (11,347)          (6,313)          (5,727)
Loss from continuing operations per
common share (Cdn GAAP)(2).....................           (0.13)           (0.24)           (0.37)           (0.23)           (0.35)
Loss per common share
(US GAAP)(2) ..................................           (0.11)           (0.26)           (0.37)           (0.30)           (0.38)

Notes:

(1)  Under  Canadian GAAP  applicable to junior  mining  exploration  companies, mineral exploration  expenditures can be deferred on prospective properties until  such  time  as it is  determined  that  further  exploration  is not warranted,  at which time the  property  costs are  written  off, or can be expensed as incurred.  Great Basin has expensed  the  exploration  costs as incurred until an  independent  feasibility  study has determined  that the property is capable of economic commercial  production,  which treatment is consistent with U.S. GAAP.

(2)  Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for  accompanying  consolidated  financial  statements  prepared  in accordance  with Canadian GAAP for further  details,  including the notes to the consolidated financial statements, which reconcile Canadian GAAP to US GAAP.

The following table sets out the exchange rates,  based on the noon buying rates in New York City for cable  transfers in foreign  currencies  as  certified  for customs  purposes by the Federal Reserve Bank of New York, for the conversion of
Canadian  dollars  into  United  States  dollars  in  effect  at the  end of the following  periods,  and the average exchange rates (based on the average of the exchange  rates on the last day of the month in such  periods)  and the range of high and low exchange rates for such periods.

                                    For year ended December 31
                           --------------------------------------------
                           2002      2001      2000      1999      1998
                           ----      ----      ----      ----      ----

End of Period ....         1.43      1.59      1.52      1.47      1.54
Average for Period         1.57      1.55      1.49      1.49      1.48
High Period ......         1.62      1.60      1.56      1.53      1.58
Low for Period ...         1.50      1.49      1.43      1.44      1.41

B. Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

No  Commercial  Reserves.  Great  Basin's  main  projects  are the Ivanhoe  Gold
Project,  Nevada, and the Burnstone Project,  South Africa, on which the primary targets are  moderate to deep,  high-grade  gold  deposits  that are amenable to underground  mining.  However no commercial  reserves have been  established  at
Ivanhoe or Burnstone.  Great Basin also owns the Casino Project, Yukon, on which a large  tonnage  of low grade  copper-gold-molybdenum  mineralization  has been outlined.  None of these projects contain  mineralization that can be considered
"reserves" or "ore" at this time.

Uncertain  Project   Realization  Values.   Great  Basin  defers   (capitalizes)
acquisition  costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP.  Although Great Basin believes these costs (of approximately  $5.8 million ) are recoverable,  notwithstanding  the mineralized materials  contained at the projects are not  currently  economically  viable or classified as ore,  there can be no assurance  that Great Basin could dispose of the  Projects  for  their  financial  statement  carrying  values,  and in  such circumstances  this would mean a diminution  in the book value of  shareholders'
equity.

Dependence  on  Management.  The  success of the  activities  of Great  Basin is dependent  to  a  significant  extent  on  the  efforts  and  abilities  of  its management.  Investors must be willing to rely to a significant  extent on their discretion  and judgment.  Great Basin does not maintain key employee  insurance for any of its employees, consultants or contractors.

Great Basin Has No History of Earnings and No Foreseeable Earnings.  Great Basin
and its predecessor  companies have a 15-year history of losses and there can be no assurance that Great Basin will ever be  profitable.  Great Basin has paid no dividends  on its shares  since  incorporation  and does not  anticipate  paying dividends in the foreseeable future.

Going Concern Assumption.  Great Basin's consolidated  financial statements have been  prepared  assuming  Great Basin will  continue on a  going-concern  basis.
Although at December 31, 2002 Great Basin had working  capital of  approximately
$13.2 million, the costs required to complete exploration and development of the projects may be well in excess of this amount.  Accordingly,  unless  additional funding is  obtained,  this  assumption  will have to change  and Great  Basin's assets may have to be written down to asset prices  realizable  in insolvency or distress circumstances.

General Mining Risks.  Factors beyond the control of Great Basin will affect the marketability of any substances discovered. Metal prices, in particular gold and copper prices,  have fluctuated widely in recent years.  Government  regulations relating to price,  royalties,  allowable production and importing and exporting of minerals can  adversely  affect Great Basin.  There can be no certainty  that
Great Basin will be able to obtain all  necessary  licenses and permits that may be required to carry out exploration, development and operations at its projects
and  environmental  concerns  about  mining,  in  general,   continue  to  be  a
significant challenge for Great Basin as they are for all mining companies.

Great Basin's Share Price has Historically been Volatile.  The market price of a publicly traded stock,  especially a junior resource issuer like Great Basin, is affected by many variables not directly  related to the  exploration  success of
Great Basin,  including the market for junior resource  stocks,  the strength of the economy  generally,  the  availability  and  attractiveness  of  alternative investments,  and the breadth of the public market for the stock.  The effect of these and other  factors  on the market  price of the  common  shares on the TSX
Venture Exchange and OTC Bulletin Board ("OTC-BB") suggests Great Basin's shares
will  continue  to  be  volatile.   Great  Basin  shares  have  ranged   between
approximately Cdn$0.38 and Cdn$3.30 in the last 3 years.

Great  Basin's  Directors  and Officers are Part-Time and Serve as Directors and
Officers of Other Companies. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other  companies,  and situations may arise where these  directors  and officers  will be in direct  competition  with Great
Basin.  Conflicts,  if any, will be dealt with in  accordance  with the relevant provisions of the Company Act (British Columbia). In order to avoid the possible conflict of interest  which may arise  between  the  directors'  duties to Great
Basin and their duties to the other  companies  on whose boards they serve,  the directors  and officers of Great Basin have agreed that  participation  in other business ventures offered to the directors will be allocated between the various companies on the basis of prudent business judgement, and the relative financial abilities and needs of the companies to  participate;  no  commissions  or other extraordinary  consideration  will be paid to such  directors and officers;  and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Great Basin except on the same or better terms than they are offered to third party participants.

Value of Properties Do Not Necessarily  Reflect  Realizable  Value.  The amounts attributed to Great Basin's  properties  in its financial  statements  represent acquisition  and  exploration  expenditures  to date, and should not be taken to necessarily reflect realizable value.

Additional  Funding  Requirements.  Great  Basin's  operations  consist,  almost exclusively,  of cash consuming  activities given that its main mineral projects are in the exploration  stage. Great Basin will annually expendin excess of $1-2 million for the foreseeable  future and will draw down on its working capital or require new equity financing in order to fund these continuing  operations,  and failing that, it may cease to be economically viable.

Likely PFIC Status Has Consequences for U.S. Investors.  Potential investors who are U.S.  taxpayers  should be aware  that Great  Basin  expects to be a passive foreign  investment  company  ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent  years.  If
Great Basin is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer,  generally,  will be required to treat any so-called "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the shares of Great  Basin.  In  certain  circumstances,  the sum of the tax and the interest charge may exceed the amount of the excess  distribution  received,  or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election  generally  must report on a current basis its share of
Great Basin's net capital gain and ordinary earnings for any year in which Great
Basin is a PFIC,  whether  or not Great  Basin  distributes  any  amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election,  generally, must  include as  ordinary  income in each year,  the excess of the fair  market value of the common shares over the taxpayer's tax basis therein.

Shares of Great Basin may be Affected  Adversely  by Penny  Stock  Rules.  Great
Basin's stock may be subject to U.S.  "Penny  Stock"  rules,  which may make the stock more  difficult to trade on the open market.  Great Basin's  common shares have traded on the TSX Venture  Exchange  (successor  Exchange to the  Vancouver
Stock Exchange) since November 6, 1987  (symbol-GBG).  From December 14, 1990 to
February 9, 1999,  Great Basin's  shares traded on the National  Association  of
Securities  Dealers  automated  Quotation System  (NASDAQ).  On February 9, 1999
Great Basin's  shares ceased trading on NASDAQ and since February 10, 1999 Great
Basin's  shares  have  traded on the  Over-the-Counter  Bulletin  Board  (symbol
GBGLF).  For further  details on the market  performance of Great Basin's common stock,  see "Item 9 Nature of Trading  Market."  Although  Great Basin's  common stock trades on the TSX Venture Exchange,  Great Basin's stock may be subject to
U.S.  "penny stock" rules. A "penny stock" is defined by regulations of the U.S.
Securities and Exchange  Commission  ("SEC") as an equity security with a market price of less than US$5.00 per share.  However, an equity security with a market price under  US$5.00 will not be  considered a penny stock if it fits within any of the following exceptions:

(i)    the  equity  security  is  listed  on  NASDAQ  or a  national  securities exchange;

(ii)   the issuer of the equity  security has been in  continuous  operation for
       LESS than three years, and either has (a) net tangible assets of at least
       $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)  the issuer of the equity  security has been in  continuous  operation for
       MORE  than  three  years,  and  has  net  tangible  assets  of  at  least
       $2,000,000.

If an investor  buys or sells a penny stock,  SEC  regulations  require that the investor receive,  prior to the transaction,  a disclosure  explaining the penny stock market and associated risks. Furthermore,  trading in Great Basin's common stock is currently  subject to Rule 15g-9 of the Exchange Act,  which relates to non-NASDAQ and non-exchange listed securities.  Under this rule,  broker/dealers who  recommend  Great  Basin's  securities  to persons  other  than  established customers  and  accredited  investors  must make a special  written  suitability determination for the purchaser and receive the purchaser's written agreement to a  transaction  prior to sale.  Securities  are  exempt  from this rule if their market price is at least US$5.00 per share.

Penny stock  regulations  will tend to reduce market  liquidity of Great Basin's common stock,  because they limit the  broker/dealers'  ability to trade,  and a purchaser's ability to sell, the stock in the secondary market. The low price of
Great Basin's common stock has a negative effect on the amount and percentage of transaction  costs  paid by  individual  shareholders.  The low  price  of Great
Basin's  common  stock also limits  Great  Basin's  ability to raise  additional capital  by issuing  additional  shares.  There are  several  reasons  for these effects.  First,  the  internal  policies  of  certain  institutional  investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit  low-priced  stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage  individual  brokers  from  dealing in  low-priced  stocks.  Finally, broker's  commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result,  Great
Basin's shareholders pay transaction costs that are a higher percentage of their total share value than if Great Basin's share price were substantially higher.

The rules  described  above  concerning  penny stocks may  adversely  affect the market  liquidity  of Great  Basin's  securities.  Great  Basin can  provide  no assurances  concerning the market  liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information  about penny stocks, contact the Office of Filings,  Information  and  Consumer  Services of the U.S.
Securities and Exchange Commission,  450 Fifth Street NW, Washington, DC, 20549,
or by telephone at (202) 272-7440.

Significant  Potential Equity Dilution.  Great Basin has a significant number of share purchase options (6,787,100) and warrants (10,046,327) outstanding,  which will  likely  act as an upside  damper  on the  trading  range of Great  Basin's shares. As a consequence of the passage of time since the date of their original sale and  issuance,  no shares of Great Basin remain  subject to any hold period restrictions  in Canada or the United States as of April 30, 2003,  except those
(5,600,000  shares)  issued in relation to a financing  with net proceeds of $10 million  which was completed  January 30, 2003,  and which are subject to a four month hold  period.  The  unrestricted  resale of  outstanding  shares  from the exercise of dilutive  securities may have a depressing  effect on the market for
Great Basin's shares.  Dilutive securities represent  approximately 32% of Great
Basin's currently issued shares.

ITEM 4   INFORMATION ON THE COMPANY

SUMMARY

A.   History and Development of the Company

1. The legal name of the company  which is the subject of this Annual  Report on
Form 20-F, is "Great Basin Gold Ltd." (herein "Great Basin" or the "Company").

2. Great Basin was incorporated in British Columbia, Canada on March 19, 1986.

3. Great Basin Gold Ltd. was  incorporated  on March 19,  1986,  pursuant to the
Company Act (British Columbia),  Canada,  under the name Baron Ventures Ltd., by registration  of its  memorandum  and  articles.  On May 26, 1987,  its name was changed to Sentinel Gold Corp.  and on September 15, 1987,  its name was changed to Pacific Sentinel Gold Corp. The term "Pacific Sentinel" herein is a reference to Great  Basin as it existed  prior to  December  31, 1997 the date of its most recent reorganization.

During the latter half of 1992 and the first quarter of 1993,  Pacific  Sentinel merged with two other British Columbia  incorporated  public companies listed on the Vancouver Stock Exchange  (predecessor  exchange to the TSX Venture Exchange
("TSX  Venture"))  namely Big Creek  Resources Ltd. and Casino Silver Mines Ltd.
(N.P.L.) (hereinafter "Big Creek" and "Casino Silver" respectively). The purpose of the two mergers  (which  completed  on December 1, 1992,  with respect to Big
Creek and March 4, 1993, with respect to Casino  Silver),  was to bring together under the aegis of  Pacific  Sentinel,  a 100%  working  interest  in the Casino
Property, a Yukon copper/gold/molybdenum property still owned by Great Basin and more particularly described herein.

Pursuant to an arrangement  agreement  dated November 14, 1997,  between Pacific
Sentinel  and  Consolidated  North Coast  Industries  Ltd.  ("North  Coast"),  a
Vancouver  Stock  Exchange  listed  British   Columbia  company  with  principal
shareholders  and management in common with Pacific  Sentinel,  Pacific Sentinel and North Coast merged under a Plan of  Arrangement  (the  "Arrangement")  under
British  Columbia law on December 31, 1997.  The merger was  accounted  for as a reverse  take-over of Pacific  Sentinel by North Coast  shareholders.  Under the
terms  of  the  Arrangement,   Pacific  Sentinel  consolidated  its  issued  and
authorized  share  capital  on  a  five-old-shares-for-one-new-share  basis  and changed its name to "Great Basin Gold Ltd."

4. The  principal  business  events in Great Basin's  15-year  history are (most important and recent matters first):

(i)      The acquisition of the right to purchase, on a phased basis, up to 100%
         of  Southgold  Exploration   (Proprietary)  Limited  ("Southgold"),   a
         Republic  of South  Africa  ("RSA")  company,  which  has the  right to acquire an 80%  interest  in the  Burnstone  Property  in the RSA.  The
         Burnstone  Property covers  approximately  400 square kilometres and is situated within the Witwatersrand Basin of South Africa.

(ii)     The acuqisition of the Ivanhoe Property.  The Ivanhoe Property consists
         of  a  total  of  924  unpatented  claims,   covering  over  69  square
         kilometres,  located on federal land administered by the Bureau of Land
         Management.  It is situated on Nevada's  50-mile (80  kilometres)  long
         Carlin Trend gold belt.

(iii)    The earn-in option  agreement with Hecla Mining Company,  whereby Hecla can earn 50% of the  Hollister  Development  Block,  a  portion  of the
         Ivanhoe  Property in  Nevada.Hecla  has agreed to expend  approximately
         US$21.8  million  on the  Ivanhoe  property  in a two stage  program to ascertain commercial mining feasibility.

(iv)     The acquisition of the Casino Property in the Yukon Territory,  Canada.
         The Casino  Property  comprises 161 mineral  claims,  comprising  2,318 hectares (5,728 acres).  Of these, 138 claims are currently  subject to an agreement  with Alexis  Resources Ltd.  ("Alexis").  By an agreement dated December 31, 2000, Great Basin consented to the assignment of the option interest of Alexis to Wildrose Resources Ltd. By agreement dated
         July 15 2002,  Great Basin agreed to option the Casino  property to CRS
         Copper Resources Ltd. ("CRS").  For further details see Casino Property
         Description below.

5. Great Basin's principal capital  expenditures and material  divestitures over the three fiscal years ended December 31, 2002 are as follows:

                                        Casino and
Year                   Ivanhoe               other            Burnstone
----                ----------         -----------           ----------

(i) Amounts Defferred (capitalized or invested)

2002                $  295,000        $          -          $         1
2001                    75,745                   -                    -
2000                         -                   -                    -

(ii) Amounts Expensed as Exploration Expenses

2002                   829,022             (49,463)           2,590,826
2001                 2,865,168              11,906                    -
2000                10,147,409               4,370                    -

(iii) Amounts Written Off

2002                         -                   -                    -
2001                         -           5,555,292                    -
2000                         -                   -                    -

6. Subject to Great Basin  sourcing  additional  funding,  the  following  table illustrates the principal exploration  expenditures by property that Great Basin would ideally incur in the ensuing year:

                      Ivanhoe            Casino and other           Burnstone
                      -------            ----------------           ---------

2003 Activities    C$0.5 million               nil                US$5.2 million

B.   Business Overview

1.   Great Basin's Business Strategy and Principal Activities

Great Basin is focused on acquiring  ownership of, and exploring and developing, high-quality gold mineral deposits. Great Basin's Ivanhoe Project hosts a number of  gold-silver  vein systems with high  indicated  grades that are  potentially amenable to underground  mining.  Great Basin also has an option to purchase the
Burnstone Project in South Africa. The Burnstone Project hosts gold veins within the Kimberley Reef with moderate to high indicated  grades that are  potentially amenable to  underground  mining.  These  projects are currently in the advanced exploration stage and being assessed for their economic viability. Current metal prices are  improving  by  reference to past metals  cycles,  and Great  Basin's management  remains  optimistic  that recent  metal  prices will be sustained or increase  such that  mining can be  supported  at these  projects at some future time.

Great Basin does not have any operating revenue although,  historically,  it has had annual interest revenue as a consequence of investing  surplus funds pending the completion of exploration  programs.  The resource  extraction  business has historically been cyclical and the prices received for copper and gold have been volatile and, in the case of gold, affected by factors and sentiments outside of the cost of production.  The mining business operates in a worldwide market, and prices are derived from  relatively  pure market forces,  so competition to sell any metals or  concentrates  produced is not an issue if metals  prices  warrant production.

Great Basin owns its Ivanhoe and Casino Projects  outright but potential  mining operations are  nevertheless  subject to extensive  government  regulation.  The
Company has an option to purchase Southgold  Exploration (Pty) Limted, which has options to acquire 80% interest in the Burnstone  Project.  The Ivanhoe  Project located in Nevada hosts a number of high grade gold-silver vein systems that are potentially amenable to underground mining. The federal government of the United
States and the state government of Nevada have  jurisdiction over activities and communities,  habitat users and other  interests that may be affected by mining.
In particular,  the Bureau of Land Management has jurisdiction  over the land on which the Ivanhoe property is located.  Nevada's gold mines are ranked among the
largest  and  most  profitable  in  the  world.   The  Casino  Project  hosts  a
large-tonnage  mineral  resource  that is  potentially  exploitable  by open pit mining, but which cannot currently be economically mined due to prevailing metal prices.  The  provincial  government of the Yukon and the federal  government of
Canada both have  jurisdiction  over a wide  variety of  activities  and persons affected by mining including local communities,  habitat users and other persons claiming  to hold a stake in the  outcome  of  mining  activity.  The  Burnstone
Project  hosts the  Kimberley  Reef, a geological  unit  containing  moderate to high-grade  gold  mineralization  that is  potentially  amenable to  underground mining.  The federal government of the Republic of South Africa has jurisdiction over activities and  communities,  habitat users and other interests that may be affected by mining.  In  particular,  the Department of Mines and Energy ("DME")
has jurisdiction over the land on which the Burnstone property is located. South
Africa's  gold mines are ranked  among the  largest in the world.  More gold has been  produced from mines on the  Witwatersrand  basin of South Africa than from those in any other country.

2.   Funding Initiatives - Equity and Property

(a)  On  January  30,  2003,  Great  Basin  completed  an  equity  financing  of approximately  $10 million through the private placement of 5,600,000 Units at $1.80 per Unit.  Each Unit consisted of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until
     January 30, 2004.

(b)  On  August 6,  2002,  Great  Basin and  NYSE-listed  Hecla  Mining  Company
     ("Hecla")  announced  that they had  signed  Earn-in  and  Joint  Operating
     Agreements for the Hollister  Development  Block, which encompasses an area including the  Clementine-Gwenivere  vein systems on the Ivanhoe  Property.
     The  Agreements  provide that Hecla will be granted an option to earn a 50%
     working interest in the Hollister Development Block in return for funding a
     US$21.8 million,  two-stage,  advanced exploration and development program, or otherwise  achieves  commercial  production,  and issues 4 million Hecla share purchase  warrants to Great Basin.  Concurrent  with in proportion to the  Hecla  warrants,  Great  Basin  will  issue 2 million  share  purchase warrants to Hecla.  As of the date of this Annual Report,  Hecla had issued
     2 million  warrants to Great  Basin,  and Great Basin had issued  1 million warrants to Hecla. For further details, see Item 4D1.

C.   Organizational Structure

Great Basin is based in British Columbia,  Canada. Great Basin operates directly and through its  wholly-owned  Nevada  subsidiary,  Great Basin Gold Inc. Antler
Peak Gold Inc. and Rodeo Creek Gold Inc. are wholly-owned Nevada subsidiaries of
Great Basin Gold Inc. Touchstone Resources Company is a wholly-owned  subsidiary of Rodeo Creek Gold Inc.

Great Basin has a Yukon subsidiary,  Pacific Sentinel Resources Inc., as well as two wholly-owned  subsidiaries in the Cayman Islands, N5C Resources Inc. and N6C
Resources Inc. N6C Resources Inc has a  wholly-owned  subsidiary in the Republic of South Africa, Great Basin Gold RSA (Pty) Limited.

D.   Property, Plants and Equipment

Great Basin has no plant or equipment located on any of its properties.

                 FURTHER PARTICULARS OF GREAT BASIN'S PROPERTIES

Glossary       In this Form 20-F,  the  following  terms have the  meanings  set forth herein:

Geological Terms

Epithermal     Deposit A type of deposit formed at low  temperature  (50-200oC), usually  within one  kilometre of the earth's  surface,  often as structurally controlled veins.

Mineral        Symbols  Au - Gold;  Cu - Copper;  Pb - Lead;  Ag - Silver;  Zn -
               Zinc; Mo - Molybdenum.

Mineralized    Material  A  mineralized   body  that  has  been   delineated  by
               appropriately  spaced  drilling  and/or  underground  sampling to support an  estimate  of size by  tonnage  and  average  grade of metals.  Such a deposit  does not  qualify as "ore" or a reserve, which would require a  comprehensive  evaluation  based upon unit
               cost,   grade,   recoveries,   and  other  factors   relating  to
               engineering, legal, financial and economic feasibility.

Ore            A mineral  or  aggregate  of  minerals,  more or less  mixed with
               gangue  (non-valuable   metalliferous  minerals),  which  can  be
               profitably mined given the economic  circumstances at the time of the  assessment.  Great  Basin  does  not hold  any  interest  in properties  where  the  mineralization  has  been  determined  to currently be ore.

Paleoplacer or
Witwatersrand
Gold Deposit   An  ancient  surficial  deposit  that was  formed  by  mechanical concentration  of heavy  mineral  particles,  such as gold,  from weathered  debris which has since been  covered by younger  rocks and is no longer visible on surface.  The Witwatersrand  Basin in
               South Africa  hosts the most well known  examples of this type of gold deposit.

Porphyry       Deposit  An  igneous  rock  containing  conspicuous  crystals  or phenocrysts in a fine-grained groundmass;  also a type of mineral deposit in which ore minerals are widely disseminated,  generally of low grade but large tonnage

Sulphide       A compound of sulphur with another element,  typically a metallic element or compound.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

    Metric Units           Multiply by        Imperial Units
    ------------           -----------        --------------

    Hectares                    2.471         = acres
    Metres                      3.281         = feet
    Kilometres                  0.621         = miles (5,280 feet)
    Grams                       0.032         = ounces (troy)
    Tonnes                      1.102         = tons (short) (2,000 lbs)
    grams/tonne                 0.029         = ounces (troy)/ton

(1) The Ivanhoe Property, Nevada, U.S.A.

Acquisition Agreements

(i) Newmont Agreement

Pursuant to the terms of a purchase agreement (the "Ivanhoe Purchase Agreement")
dated August 13,  1997,  between  Newmont  Exploration  Limited,  a Denver based
international   mining  company   ("Newmont"),   Touchstone   Resources  Company
("Touchstone"),   a  Nevada   company   owned  by  Cornucopia   Resources   Ltd.
("Cornucopia" but subsequently renamed  Stockscape.com  Technologies Inc., which itself was subsequently renamed Quest Investment  Corporation) and Great Basin's subsidiary, Great Basin Gold Inc. ("GBGI"), GBGI acquired Newmont's 75% interest in the  Ivanhoe  property.  A total of 504  claims  are  listed in the  purchase agreement.  Of these, 380 claims are subject to a 5% net smelter royalty ("NSR")
held by Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation; and
45  claims  are  subject  to  conditions   under  a  lease  agreement  with  the
Hillcrest/Finley  River partnership (described below). All claims are subject to annual  maintenance  payments  to the Bureau of Land  Management  (BLM) and Elko
County.

The 45-claim  Hillcrest/Finley  River claim block is under an 80-year lease from the Hillcrest/Finley  River partnership.  Finley River Company,  L.L.C. acquired the interest  previously  held by Auric Metals  Corporation on October 27, 2000.
This  partnership  retains an  underlying  NSR of 2% and  receives  annual lease payments of $50,000.  In each 20-year  renewal  period the annual lease payments will be increased by US$5,000.  Franco-Nevada Mining Corporation and Euro-Nevada
Mining Corporation hold an additional net 3% NSR on the  Hillcrest/Finley  River claims.

Under the Ivanhoe Agreements,  GBGI agreed to share Newmont's future reclamation costs for past mining at Ivanhoe on the basis of one third of such  expenditures over US$4.5 million but less than US$6 million  (US$500,000  maximum) and 25% of expenditures over US$6 million.  Under the Ivanhoe Purchase  Agreement,  Newmont retains  ownership to 62 of the Ivanhoe Property mining claims (the "Reclamation
Area") until reclamation is complete at which time GBGI will have the option but not the obligation to accept  conveyance of the Reclamation  Area for no further
consideration.   Newmont's  original  estimates  for  reclamation  were  in  the
US$4.5-US$6 million range.  Newmont has advised Great Basin that to December 31,
2000,  US$6.3  million has been spent.  During 2002,  the Company paid  US$4,996
(2001 - US$19,828) to Newmont for the Company's 25% share of actual  reclamation costs  incurred  and accrued  $83,288 for future  reclamation.  Great Basin also purchased,  as a condition  of  Touchstone  entering  into the Ivanhoe  Purchase
Agreement,  1,100,000  units  (comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for $1.00 per unit. The shares comprised in these units were sold in 1998.

(ii) Touchstone Agreement

On March 2, 1999,  Great Basin  entered  into an agreement  with  Stockscape.com
Technologies Inc.  (formerly  Cornucopia  Resources Corp., but now renamed Quest
Investment  Corporation)  and  Touchstone  (then a wholly  owned  subsidiary  of
Cornucopia  and the  company  which held a 25%  working  interest in the Ivanhoe
Property),  to acquire all the shares of Touchstone.  The acquisition  closed on
June 30, 1999. The purchase of Touchstone  increased  Great Basin's  interest in the  Ivanhoe  Project  from 75% to 100%,  subject  to the  royalties  and  other obligations noted above.

Great Basin  understands  Stockscape  subsequently  sold the 2.75 million common shares of Great Basin received for the Touchstone sale but that Stockscape,  now renamed Quest Investment Corporation, holds 510,500 common shares of Great Basin as of the date of this Annual Report.

(iii) Other Ivanhoe Acquisition Agreements

The Robbie  claims,  acquired  under lease on June 8, 1999,  comprise 107 claims covering  an area of 3.1  square  miles (8 square  kilometres).  Great  Basin is obligated under terms of the lease to an annual lease payment of US$4,000,  a 2%
NSR and to maintain the claims in good standing with the BLM and Elko County.

In late 1997,  the 109  contiguous  claims  comprising  the  Aagaard  group were acquired  under lease for US$30,000  per annum.  In December  1999,  the Aagaard claims were  purchased for $50,000 and 75,000 Great Basin  shares.  There are no remaining  royalties  or lease  payments on the Aagaard  claims.  All claims are subject to annual maintenance payments to the BLM and Elko County.

The 139 claims  comprising  the Ho claim group were acquired by staking in 1998.
This claim  group  extends the  Ivanhoe  property  position to the west and adds continuity  to the  northwest-trending  portion of the  Hollister  deposit-area.
There are no  royalties  on the Ho  claims.  All  claims  are  subject to annual maintenance payments to the BLM and Elko County.

On July 13, 2001, the Company acquired the Sheep Corral property,  consisting of sixty-five  unpatented lode mining claims,  under a Purchase  Agreement  between
Pacific  Spar  Corp.,  Great Basin Gold Inc.  and Rodeo Creek Gold Inc.  ("Rodeo
Creek"),  a wholly owned  subsidiary of Great Basin Gold Inc. Rodeo Creek made a payment of US$50,000  for  assignment  of the  Property.  The claims  adjoin the northwest  corner of the  Ivanhoe  Property.  All claims  are  subject to annual maintenance payments to the BLM and Elko County.

At December 31, 2002, the Ivanhoe Property consists of a total of 924 unpatented claims, covering over 69 square kilometres, located on federal land administered by the BLM.

Other Property Agreements

Advanced  Exploration  and Development  Agreement for the Hollister  Development
Block ("Hecla-Great Basin Agreement")

Great  Basin   completed  an  agreement  dated  August  2,  2002  (the  "Earn-In
Agreement")   with  Hecla  Mining  Company   ("Hecla")   (NYSE:  HL)  concerning
exploration,  development and production on the Hollister  Development  Block on
Great Basin's Ivanhoe high-grade gold property.

The  Earn-In  Agreement  provides  Hecla  with an option  to earn a 50%  working interest in an area of Great Basin's  Ivanhoe Gold Project  called the Hollister
Development  Block (the  "Development  Block")  in return for  funding a US$21.8 million,  two-stage,  advanced  exploration and  development  program leading to commercial  production.  Hecla will  operate  the  exploration  and  development programs. The Stage 1 program consists of underground  development to access the eastern  extremities  of the gold  veins  identified  to date,  and  underground drilling  leading to the  establishment  of mineral reserves and completion of a feasibility study.  Estimated costs for the completion of Stage 1 were initially estimated at US$10.3  million.  Stage 2 consists of  pre-production  underground development  leading to commercial  operations from the Gwenivere and Clementine high-grade  gold veins and is estimated to cost US$11.5  million.  Upon earn-in,
Hecla will also operate the mine.

Hecla will vest with a 50% interest in the Development  Block after it completes the two stages of exploration and development,  commences commercial  production and issues share  purchase  warrants as described  below.  In the event that the results of the  feasibility  study  recommend a larger scale project,  Hecla can vest its 50%  working  interest  by paying  the amount of the Stage 2 costs or a cash amount (the lesser of US$11.5 million and US$21.8 million less actual Stage
1 costs) into the Joint Venture to fund development capital and the parties will proceed on a 50/50 basis.

Under  the terms of the  Earn-In  Agreement,  Hecla  initiated  engineering  and permitting.  Upon receipt of the appropriate  permits,  Hecla will continue with the Stage 1 expenditures  and complete the program within 12 months.  Hecla must indicate its intention of proceeding to Stage 2 within 45 days of the completion of Stage 1, and then  complete  the  Stage 2 program  within  the  following  12 months.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to
US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has  recovered  115% of its  Stage  1 and 2  pre-production  expenditures.  From recently  completed  economic  assessments,  and taking  into  account  expected pre-production  revenues,  it is  estimated  that  recovery of the Stage 1 and 2 program  costs  plus 15%  could  occur as  early  as one year  after  commercial production.

Hecla issued 2 million  Hecla common share  purchase  warrants  (exercisable  at
US$3.73 per Hecla common share) to Great Basin and Great Basin issued to Hecla 1 million share purchase  warrants  (exercisable  at C$1.55 per Great Basin common share).  Hecla will issue an  additional 1 million  Hecla common share  purchase warrants to Great  Basin upon  completion  of Stage 1 and 1 million  warrants on completion of Stage 2.

Great  Basin has issued to Hecla  1,000,000  share  purchase  warrants,  and has agreed to issue  500,000  share  purchase  warrants on completion of the Stage 1 work program and 500,000  share  purchase  warrants on completion of the Stage 2 work program.

The  warrants  still  issuable  will be  exercisable  at a  price,  which is the weighted  average  closing  price of Great  Basin's  shares  on the TSX  Venture
Exchange,  and for the Hecla shares on the New York Stock  Exchange,  for the 20 trading days immediately prior to the issuance of the warrant.

Ivanhoe Property - Technical Summary

Readers are cautioned that certain historical  information provided herein about the  Ivanhoe  Property,  and the  Carlin  Trend  on which  it is  located,  uses terminology  which  is  dated  and  so  may  not be  comparable  to the  current discussion which employs mandated terminology.

The Ivanhoe Property is located northwest of Newmont and Barrick Gold's existing gold  mines on  Nevada's  50-mile  (80-kilometre)  long  Carlin  Trend gold belt
(Figure 1). Current annual gold  production from the Carlin Trend is nearly four million  ounces;  the district has produced  over 30 million  ounces since 1965.
Carlin  Trend  reserves  and  mineralized  material  (resources)  are  currently estimated to contain over 77 million ounces of gold.

The  geological  setting  of  the  gold   mineralization  at  Ivanhoe  has  many
characteristics in common with other Carlin Trend deposits.  Exploration efforts by previous  operators  at Ivanhoe had focused on  outlining  near-surface  gold mineralization  with open pit  potential.  There was past open pit production of
115,696  ounces (3.6  million  grams) of gold from the  "Hollister"  area of the
Property.  Great Basin's  exploration  program has and will continue to test the potential for moderate to deep, high-grade gold deposits on the property.

Great Basin has identified two primary  target-areas,  Hollister and Hatter, for feeder  veins at moderate  depth and deeper,  lower plate  hosted gold  systems.
Exploration  by Great Basin has defined the  orientation of gold feeder veins in the Hollister area, and prospective host rock  stratigraphy in lower plate rocks in the Hollister and Hatter areas.  On a more regional  scale, a compilation and re-interpretation of property-wide  exploration  information in 2001 resulted in the important discovery of a second major structural trend on the property.  The north-northwest  trend of the newly  identified  fault structures is the same as the principal ore  structures at the Ken Snyder and other mines in  northeastern
Nevada that are  related to the  Miocene-aged  Northern  Nevada  Rift.  This new structural trend provides  excellent  potential to find significant,  additional high-grade gold vein systems.

An initial  estimation of the mineral  resource for the Clementine and Gwenivere high-grade  veins in the  Hollister  area was  completed in 2001.  Based on this mineralization (inferred resource), a preliminary economic assessment of capital and operating costs was done indicating robust rates of return for a 600 ton per day underground operation utilizing toll milling.

In August 2002, Great Basin entered into an agreement with Hecla Mining Company, whereby Hecla can earn a 50% interest an area called the  Hollister  Development
Block,  which is within and is approximately 5% of the total area of the Ivanhoe
Property,  by funding a two-stage advanced  exploration and development  program leading to commercial  development of the  Clementine-Gwenivere  high grade vein systems.

Location and Access

The Ivanhoe  Property is located at latitude 41 degrees 06' north and  longitude
116 degrees  31' west,  in  Townships  37 and 38 North,  Range 48 East,  Ivanhoe
Mining District,  Elko County, Nevada.  Approximate  straight-line  distances to nearby  landmarks  and towns  include the Willow Creek  Reservoir 5.5 miles (8.8 kilometres) to the north, Elko 50 miles (80 kilometres) to the  south-southeast,
Battle Mountain 37 miles (59.2 kilometres) to the southwest,  and Midas 14 miles
(22.4  kilometres)  to the northwest.  Shortest  access to the Property from the
Interstate 80 freeway  corridor is by gravel roads north of Battle Mountain over a distance of roughly 50 miles (80  kilometres).  Battle Mountain is the nearest town with full service facilities.  The nearest mining  infrastructure is at the
Dee Mine,  located 8 miles (12.8  kilometres)  by road to the  southeast.  Major power transmission  lines lie just off the southeastern  corner of the Property, and a sub-station  is located 5 miles (8  kilometres)  to the east.  Elko is the support hub for mining  operations on the Carlin Trend, and has a well-developed transportation  network (air,  rail, and road),  workforce  pool, and contractor service base.

Midas Property
(Newmont)
Ken Snyder Mine
Ivanhoe Property
(Great Basin Gold)
27 square miles
CARLIN TREND
Hollister Development Block
Hatter System
Rossi Property
(Barrick/Meridian)
Rossi Deposit
Dee Mine
Dee Property
(Glamis)
Meikle Mine
Goldstrike Mine
Post/Betze Mine
Goldstrike Property
(Barrick)
Leeville Property
(Newmont)
Leeville Deposit
Carlin Mine
5 miles
Gold Deposits
N
OREGON
Ivanhoe Property
(Great Basin Gold)
Battle Mtn
Elko
Carlin Trend
Battle Mtn - Eureka Trend
Reno
NEVADA
UTAH
CALIFORNIA
ARIZONA
Las Vegas
100 Miles

Ivanhoe Property Location

GREAT BASIN GOLD

                       Figure 1: Ivanhoe Property Location

History

The Ivanhoe  district has a long mining history that started with mercury mining in the early  1900's.  Various  companies  have explored for a variety of target types including porphyry molybdenum,  uranium, and gold deposits over the period from the early 1960's until 1980. Gold exploration programs, conducted by United
States  Steel  Corporation  ("USX")  from 1980 to 1986 and  subsequently  by the
Cornucopia/Galactic  joint venture from 1986 to 1992, focused on delineation and production  from open pit oxide  deposits.  As a result of this work,  oxide and sulphide  mineralization  (inferred  resource)  of 84 million  tons at 0.034 oz.
Au/ton (76 million tonnes at 1.16 g Au/tonne),  containing  2.8 million  ounces, was estimated for the Hollister deposit.

Drilling by the joint venture  delineated a 4.4 million ton (4.0 million  tonne)
core zone of mineralization grading 0.047 oz. Au/ton (1.61 g Au/tonne), within a larger tonnage (inferred resource) of 18.4 million tons grading 0.034 oz. Au/ton used for the 1988  feasibility  study. The deposit was placed into production in
1990.  Mining from the  Hollister  area USX pits  produced  115,696  ounces (3.6 million grams) of gold from 3,271,954 tons mined to 1996. Newmont formed a 75-25 joint venture with Touchstone in 1992.  Between 1992 and 1994, Newmont conducted an extensive  exploration  program that included drilling,  geological  mapping, geochemical sampling, and geophysical surveys. The program targeted near-surface mineralization that Newmont ultimately decided did not warrant further work.

Environmental Matters

Reclamation in the area of previous open pit  production is nearing  completion.
Newmont  will manage  reclamation,  and surface use in and around the  Hollister mine area,  until  reclamation  is  completed.  This area  consists of 62 claims encompassing  1.1 square  miles  (2.8  square  kilometres),  and was funded by a
US$4.5 million reclamation fund. Cost overruns,  up to a total overrun of US$1.5 million, are being funded 33% each by Newmont, Great Basin, and Touchstone,  and thereafter 75% by Newmont with the balance  payable by Great Basin.  Great Basin has access to explore within the reclaimed areas,  subject to Newmont's approval
(which has been obtained  expeditiously  in all cases to date),  during the time reclamation is being completed.

Property Geology

The Ivanhoe  Project is situated  near the northern end of the Carlin  Trend,  a northwest-trending,  50-mile  (80-kilometre)  long  metallogenic  corridor.  The alignment  of  deposits  along the  Carlin  Trend  resulted  from a  long-lived, deep-seated  northwest-oriented  crustal fracture system;  hydrothermal  systems emplaced gold into  receptive  sedimentary  and volcanic  lithologies  along the structural  corridor.  Accordingly,  the key ore controls for  Carlin-type  gold deposits are a combination of structural  preparation  and favorable host rocks.
As it is  postulated  that  magmatic  activity  is a heat and/or  metal  source, association  with  intrusive  rocks is an  important  geological  factor  in the occurrence of the Carlin Trend gold deposits.

The Ivanhoe stratigraphic section includes Ordovician sedimentary and mid-Eocene intrusive  rocks that are  covered  by a thin  veneer of  Miocene  volcanic  and volcano-sedimentary  rocks.  Structure is an important  ore control,  and at the
Ivanhoe  Property   typically  occurs  as  high-angle   faults  with  east-west,
north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization.

The  Hollister  deposit is a large  low-grade  gold  system in Miocene  volcanic rocks.  This  deposit  represents  near-surface  leakage  from a  deeper,  Valmy formation hosted,  high-grade gold feeder system. The Ordovician Valmy Formation in the area of the mineralized  veins consists of light grey quartzites  (quartz arenites), dark grey, muddy or argillaceous quartzites, black, sandy argillites, black  massive  argillites  and  black  to  grey  laminated  argillites.  A core intercept  of 2.4 feet grading  32.54 oz.  Au/ton (0.7 metres  grading  1,115.67
g Au/t) in the west  Hollister area from 1994 drilling by Newmont is interpreted to be an example of a high-grade  feeder vein to the  overlying  volcanic-hosted
disseminated  gold  mineralization.   There  were  at  least  34  such  historic
high-grade intersections in the Valmy Formation that required follow-up drilling to delineate the Hollister feeder vein system.  This has been the focus of Great
Basin's efforts since acquiring the property.

The 39 million year old Hatter Stock  represents  the second  target-area on the property.  It has another  significant,  although less well understood,  leakage anomaly  associated with it and the  surrounding  Valmy  Formation.  Assays from younger crosscutting veins in the Hatter intrusion include ten feet of 0.731 oz.
Au/ton (3  metres of 25.06 g  Au/tonne)  and 20 feet of 0.736  oz.  Au/ton  (6.1 metres of 25.23 g Au/tonne). The Valmy rocks on the west flank of the stock host low-grade intercepts,  such as 85 feet at 0.025 oz. Au/ton (25.9 metres at 0.857
g Au/tonne) in brittle shear or fault zones.

Recent Exploration

The goal of Great Basin's exploration program at Ivanhoe is to locate high-grade gold deposits that are mineable by underground methods. In general,  exploration will be based on comparisons to the Ken Snyder Mine at Midas, located further to the northwest on the Carlin Trend, and the Goldstrike area (i.e.  Post-Betze and associated deposits).  The comparison with Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been  intersected  beneath the  Hollister  deposit to those at the Midas  discovery.  The  comparison  with
Goldstrike is based on the  similarity of the size and tenor of the gold leakage
anomalies  in  both  the  Hollister  and  Hatter  areas;   the  ore  controlling
structures;   the  Lower  Palaeozoic   stratigraphy;   and  the  association  of
mineralization with an intermediate  composition intrusive body (i.e. the Hatter
Stock).

The best exploration potential for the more traditional Carlin-style deposits in the lower plate rocks occur at depths ranging from 5,000 to 6,000 feet (1,524 to
1,829 metres) in the silty carbonate host rocks of the Rodeo Creek, Popovich and
Roberts  Mountain  Formations.  Deep drilling by Newmont in 1996 on the northern margin  of  the  Little  Boulder  Basin  stock  east  of  Goldstrike  discovered high-grade  gold zones at over 6,000 feet (1,828 metres) below the surface.  Two intercepts  from this zone averaged 206 feet of 0.146 oz. Au/ton (62.8 metres of
5.0  g/tonne)  including  22.5  feet of 0.570 oz  Au/ton  (6.8  metres  of 19.54
g/tonne). The Little Boulder Basin discovery may provide the best analogy to the deep  exploration  planned  for the Hatter  area and the  Ivanhoe  Property as a whole, as it demonstrates  that  high-grade  gold  mineralization  exists over a considerable range of vertical depth throughout the Carlin Trend.

An initial  drilling  program by Great Basin at Hollister in January 1998 tested one of the vein systems  containing  a 1994  Newmont  core  intercept of +30 oz.
Au/ton  (+1,029 g Au/tonne).  Using a N40E  oriented  fence of six vertical core holes at 25 foot (7.6 metre) spacing, Great Basin's drilling crosscut high-grade intercepts  in the  northern  area of the  deposit.  Hole  IH004  pierced a very high-grade  vein zone of 4.6 feet grading  11.13 oz. Au/ton and 103.4 oz. Ag/ton
(1.4 metres  grading 381.6 g Au/tonne and 3,545.17 g Ag/tonne)  within a thicker interval of 10.6 feet  assaying 4.96 oz. Au/ton and 47.8 oz. Ag/ton (3.23 metres at 170.06 g Au/tonne and 1,638.87 g Ag/tonne). Unlike the Newmont drilling, this hole was not lost and another intercept of 12.6 feet grading 1.64 oz. Au/ton and
39.0 oz.  Ag/ton (3.84  metres at 56.23 g Au/tonne and 1,337.15 g Ag/tonne)  was intersected further down the hole.

The    1998    drilling     program     encountered     the    first    reported
quartz-silver-selenide-electrum  veining reported in the Valmy Formation and the
Ivanhoe area. The first hole in the fence of drilling, IH002, intercepted a very thick  banded,  brecciated  and  cockscomb-textured  micro to  cryptocrystalline quartz vein zone with minor  disseminated  sulphides.  This style of veining had not previously been  demonstrated in the upper plate Valmy rocks anywhere on the
Carlin  Trend.  Smaller but  similar  vein  intercepts  were found in 5 of the 6 holes, with the higher-grade zones in 1H004 displaying the most interesting vein and sulfide mineralogy. Great Basin's geologists noted several similarities with high-grade  core samples from the nearby Ken Snyder Mine in the Midas  District, owned by  Franco-Nevada  Mining Corp.  These include visible  electrum,  a black silver  selenide series mineral  naumannite-aguilarite,  and quartz vein banding with quartz  pseudomorphs  after  bladed  calcite;  the  presence  of  electrum, naumannite-aguilarite,  pyrite, and kaolinite - an assemblage similar to that in the Midas area - was later  confirmed by  petrographic  work.  The vein zones at
Midas are hosted in volcanic  rocks,  which are  age-equivalent  to the Tertiary bi-modal  suite  overlying  the Ivanhoe area.  These same volcanic  rocks do not
appear  to  host  vein  zones  at  Hollister,   but  rather,  occur  as  diffuse
argillic-altered zones of low-grade gold mineralization. The Midas-style veining at Hollister is hosted  predominantly  in the underlying  Ordovician-aged  upper plate Valmy Formation.

The similarities  between  Hollister and Midas prompted Great Basin to design an exploration  program  to test for  lateral  continuity  of the newly  discovered veining along a postulated  N47W strike to the vein zones,  and other  potential vein directions. Significant results were obtained in all four holes drilled.

Great Basin planned and implemented a two phase $5.0 million exploration program in 1999 to test the newly  interpreted and defined multiple vein systems beneath the  Hollister  deposit.  This program  included  drilling  angled core holes to establish the presence and  continuity of this  high-grade  gold-silver  system.
Drill holes tested projected  intersections of anticipated major ore-controlling structures trending northeast, east and northwest beneath the Hollister deposit;
59 holes totalling 47,827 feet (14,578 metres) were drilled.  Geological mapping and  compilation of all existing data at Hollister and Hatter was also done that generated additional high-grade structural targets for drill-testing.

Beginning in 1999,  reverse  circulation  precollars  were  drilled  through the
Tertiary  strata  to  reduce  overall  drilling  costs,   increase  the  average
penetration   rate,  and  to  avoid  "squeezing   ground"  where  the  pervasive
argillically-altered  tuffaceous  rocks made it difficult to keep the hole open.
Problems with drooping or steepening in the RC precollars was minimized  through constant  experimentation with different types of downhole tools and stabilizers in the early drilling phase, and casing and  gyro-surveying  to ensure that hole had not deviated too far for core drilling to hit its target.

The 1999 drilling program  resulted in the discovery and initial  delineation of two high-grade gold-silver vein systems,  Clementine and Gwenivere, in the Valmy
Formation beneath the Hollister deposit.  At the end of 1999, these vein systems had been drilled over  respective  east-west  strike  lengths of 1,800 feet (550 metres) and 1,000 feet (305 metres).

Approximately  $10.0  million was spent on  exploration  in 2000,  including 143 drill holes,  totalling  141,832 feet (43,230  metres).  Drilling in 2000 in the
Hollister  area  extended  the strike  length and  number of  gold-silver  drill intercepts on the Clementine and Gwenivere vein systems:  the Clementine  system was outlined over a strike length of 3,000 feet (914 metres),  and the Gwenivere system  over a strike  length of 2,000 feet (610  metres).  In  addition a third system, called South Gwenivere, was discovered and traced over at least 500 feet
(152 metres) (see Figure 3).  Analytical results from holes drilled in 1998-2000 are  tabulated  in the 2000  Annual  Information  Form and in a 2000  report  by
Akright.

Exploration  in 2000 also took place  outside of the immediate  Hollister  area.
Drilling  at  Velvet,  an area  located  1,400  feet (425  metres)  north of the
Clementine vein system, encountered high-grade gold mineralization in a new vein system.  Rotary hole 204  returned  15 feet of 0.56 oz. Au /ton,  (4.6 metres of
19.20 g Au /tonne)  including  5 feet of 1.04 oz. Au /ton (1.5 metres of 35.65 g
Au/tonne) in a banded quartz vein intersection in Valmy Formation quartzites.

At Hatter, located to the east of the Hollister area, the enclosing stratigraphy is composed  of  quartz-rich  clastic  sediments  and a  composite  granodiorite intrusion.  Holes  in  the  Hatter  Stock  were  drilled  at  shallow  45-degree inclination  to give maximum  exposure to shallow,  epithermal  targets at about
1,300  feet  (396  metres)  below  surface.  Although  one of  these  holes  hit narrow-banded  and/or sulphidic veins, only modest gold values were encountered.
Historical gold intersections at Hatter are either (a)  proximal-internal to the stock or (b)  proximal-external  to the stock in an area that is cut by  several
dykes   compositionally   similar  to  the  Hatter   Stock.   Significant   gold
intersections have been obtained from depths up to 2,450 feet (747 metres) below surface,  including  2.39 oz.  Au/ton  over 1 foot  (81.94 g  Au/tonne  over 0.3 metres)  in  hole  IH174.  Gold  mineralization  at  Hatter  appears  to lies at significantly  lower  elevations  than the  veins  successfully  drilled  in the
Hollister area.

Preliminary  three dimensional (3D ESCAN) processing of a 1990 resistivity field data set revealed a  distinctive  resistive  envelope  signature  enclosing  the
Clementine-Gwenivere  vein systems. A new ESCAN survey was undertaken in 2000 to complement and expand the 1990 data coverage, and extended to the north from the
Velvet-Butte  trend and to the south and east over the Hatter  stock area.  Over
1,600 potential fields originating from over 1,600 current injection points were
measured;   these  are  defined  by  over  84,000  individual   potential  field
measurements.   Three   anomalies  were   identified   for  testing.   Soil  and
lithogeochemical  surveys,  totalling  2,325 soil samples and 654 rock  samples, were carried out over the grid-area  established for the 3D ESCAN surveys.  Weak pathfinder-element  geochemical anomalies were outlined that correspond with the three ESCAN targets. These targets have not yet been tested.

Drilling  through 2001  continued to delineate  the strike  length and number of gold-silver  drill  intercepts on the Clementine and Gwenivere vein systems.  To
December 31, 2001, Great Basin completed a total of 205,443 feet (62,619 metres)
of drilling in 216 combined reverse circulation precollar and core tail holes.

The last hole completed in 2001,  IH-214,  was designed to test for the presence of Devonian  carbonates  (Popovich and Roberts Mountain  Formations) beneath the
Roberts Mountain Thrust in the Hollister area. A precollar was drilled and cased to 1,400 feet (425 metres)  where it was  determined  that the casing would seal the hole and eliminate any drilling fluid losses. The core drilling proceeded to
5,500 feet (1,675 metres) using HQ equipment, was changed to NQ equipment with a
20-foot  core barrel and the hole  completed to total depth of 6,940 feet (2,115 metres).

The deep  hole  shows  that the  platform  carbonates  of the  Roberts  Mountain
Formation extend west under the Hollister deposit.  Samples from the base of the
Rodeo Creek  Formation  immediately  above the Roberts  Mountain  Formation (the location of many of the Carlin Trend  deposits)  are anomalous in Au, Ag, As and
Sb,  although the  intersection  is not of ore grade.  However,  the presence of mineralization in stratigraphy  indicates that many of the criteria contributing to the  formation  of a  "Carlin-type"  deposit  could be  present  beneath  the
Hollister-Hatter area.

A  re-interpretation  of  exploration  information  for the eastern  half of the property  resulted in the recognition of a second major  structural trend on the
Ivanhoe property.  The north-northwest trend of the newly identified major fault structures is the same as the principal  ore-bearing structure at Ken Snyder and other mines in northeastern Nevada. This new structural trend provides potential to find significant, additional high-grade gold vein systems.

Sampling and Analyses

This is a summary of the procedures  used on the Ivanhoe  project by Great Basin from 1998 to 2001. Primary exploration targets in the Ordovician Valmy Formation are sampled by HQ (2.5 inch/6.35 cm diameter) core drilling;  a few holes are NQ
(1.875 inch/4.76 cm) core. The average recovery for all core is 91.7%, and 91.3%
within mineralized intervals.

Drill core is generally sampled over geologically  defined intervals,  averaging
4.8 feet (1.46 m).  About  96.9% of core  intervals  are  sampled by  mechanical splitting;  the remainder is sawn (3%) and or sampled whole (0.1%).  The average length-wise half-split sample provides 12 pounds (5.4 kg) of material,  which is transported to the ALS Chemex sample preparation laboratory in Elko, Nevada. The remaining half core is returned to the boxes and stored at Battle Mountain.

To assess secondary  exploration targets,  which occur in the overlying Tertiary rocks, all cuttings/chips from the 6-inch (15.2 cm) diameter RC pre-collar drill holes are  passed  through a cyclone.  From this,  8 to 10 pound (3.6 to 4.5 kg)
sub-samples  are collected  for every 5 feet (1.5 m) of hole  drilled,  wherever recovery  is  sufficient  to provide a  representative  sample.  The samples are picked up at the drill rig and  transported  by laboratory  personnel to the ALS
Chemex sample preparation facility in Elko.

Sample preparation work completed at ALS Chemex in Elko includes: drying, weight determination,  crushing and  pulverization  of regular  mainstream  samples and blanks,  insertion  of Great Basin  standard  reference  samples,  crushing  and splitting out of duplicate (core) samples for analysis at a second laboratory.

Pulverized  assay  samples  are  shipped  by truck  from Elko to the ALS  Chemex laboratory in Sparks,  Nevada.  Regular  samples are forwarded by air express to
ALS Chemex main  laboratory in North  Vancouver,  British  Columbia,  Canada for
assay analysis.  In some instances,  a second set of duplicate  priority samples are assayed at the ALS Chemex Labs Sparks facility.

Quality Control

Additional analyses required for this quality  assurance/quality  control (QAQC)
program  exceeds 10% of the overall  analytical  results for drill core,  and is separate  from  the  internal  procedures  used at the  analytical  laboratories themselves.  Five main samples types are recognized in this program: MS -Regular or mainstream samples submitted for preparation and analysis at the primary lab.
Constitute  about 90% of total number of results.  ST - Mineralized  standard or reference  sample pulps,  of known precious metal  concentration,  prepared from coarse drill rejects from earlier Ivanhoe drilling. Standards were submitted for analysis at the primary lab as consecutively numbered pulps within each batch of mainstream pulps. About 1 in 20 samples are ST, or 4.9% of total. DP - Duplicate samples, of which there are three basic sub-types:  (a) Lab-Lab - A second split taken from coarse  sub-sample with the same sample number for  pulverization and analysis at a second lab. About 1 in 20 samples,  or 4.9% of total. (b) Selected
- A second split taken,  usually  based on grade,  after the initial  analytical results are received.  These samples may or may not be  re-numbered,  and may be assayed at the primary, secondary, or other lab. (c) In Line - A second split is taken  from the in the field or from the  coarse  sub-sample  and given the next consecutive sample number, for pulverization and analysis with the MS samples at the primary lab immediately  following the duplicated sample. SD - Duplicates of standard  reference samples submitted for analysis with lab-lab  duplicates at a second lab in (a) above.  Constitute about 1 in 13 of DP samples, or 0.3% of the total. BL - Coarse blank sample (basically a standard with no appreciable grade)
that is inserted  immediately  following  a visibly  high-grade  sample  through crushing,  pulverization  and  analytical  stages at the primary lab.  Frequency varies,  usually inserted to follow visible  high-grade  samples,  about 0.3% of total.

Analyses

This is the  analytical  protocol  that has been in effect since  mid-1998,  and applies to the bulk of the Great Basin data. Five analytical  laboratories  have been used:

1.   ALS Chemex,  North Vancouver,  BC is the "primary lab", and did all regular mainstream Au and Ag from IH-008 (mid-1998 to 2001), and all 1998-2001 ICP,
     1999-2001 metallics Au and Ag;

2.   ALS  Chemex,  Sparks,  Nevada did all 1998 Au, Ag and  metallics  Au and Ag prior to IH-008,  and  "Priority"  samples in  1999-2000.  The latter are a select set of "rush" priority samples are also analyzed for gold and silver in Sparks, when the data is needed for news release prior to the completion of the North Vancouver results.

3.   American  Assay  Lab,  Sparks,  Nevada is the  "second  lab",  and did most duplicate assays 1998-2001,  plus standard reference sample homogenization, splitting and round robin analysis in 1998;

4.   Bondar-Clegg,   Sparks,  Nevada  and  North  Vancouver,   BC  did  standard
     preparation and some duplicates in 1998; and

5.   Assayers Canada, Vancouver, BC did some duplicates in 1998.

All regular  core,  RC and  duplicate  samples are assayed for gold by 30 g lead collection fire assay (FA) fusions with an atomic absorption  spectroscopy (AAS)
finish;  most results are  reported in parts per billion  (ppb).  Gold  analyses greater  than  10,000  ppb are  re-analyzed  by 1 assay  ton FA  fusion,  with a gravimetric  (Grav)  finish;  most  results  are  reported  in grams  per  tonne
(g/tonne).

Core samples are also assayed for silver by  nitric-hydrochloric  acid digestion and AAS finish with  results  reported  in  grams/tonne.  Silver  assays of >350
g/tonne are re-analyzed by one-half assay ton FA fusion with Grav finish.

All core  samples and any RC samples  with gold values of >2000 ppb are analyzed for 35  elements  by Aqua  Regia  digestion  Inductively-Coupled  Plasma  Atomic
Emission Spectroscopy (ICP-AES). The ICP report includes a silver result in ppm, and this value is used in the drill hole database,  if no other silver  analysis was available (i.e. most RC samples). If the RC sample returns an ICP-AES silver result of >100 g/tonne, it is re-analyzed for silver by nitric-hydrochloric acid digestion  AAS finish.  If this  subsequent  AAS result  returns a >350  g/tonne value, then a silver assay is performed using FA-Grav finish.

Forty-one  samples  from drill holes  IH-002  through  IH-004 were  analyzed for arsenic (As),  antimony (Sb),  selenium (Se) and mercury (Hg) by AAS in addition to ICP. The  following  analytical  methods  were used:  As in parts per million
(ppm) by HNO3-Aqua  Regia  digestion,  hydride AAS, Sb and Se (ppm) by HCl-KClO3 digestion,  organic extraction AAS, and Hg (ppb) by HNO3-HCl digestion flameless
AAS.

Since 1998, a total of 92 samples were selected for metallic gold assays, and 45 for metallic  silver assays.  These  analyses are performed on an  approximately
1000-gram  sub-sample,  which  is  pulverized  and  screened  at 150  mesh  (106 microns).  The  material  passing 150 mesh is assayed  using the  regular  assay protocol  described  above.  The +150 mesh  material  is weighed  and the entire portion is run by FA-Grav.  In 1998 (holes IH-002  through  IH-007),  no regular
Au-Ag assays were done if Au-Ag metallics were run.

Duplicate  samples taken in Elko are pulverized and assayed for gold at American
Assay Laboratories, in Sparks, Nevada using the same method as ALS Chemex.

Sample Storage and Security

Core  samples  are  transported  from the  drill  to a  locked,  indoor  company warehouse  in Battle  Mountain,  Nevada  for  geotechnical  logging,  geological logging,  sample selection,  quality control designation and sampling by Company personnel.  After sampling, the remaining half core is returned to the boxes and stored at Battle Mountain.

All  sample  pulps  and  rejects  are  retained  at  the  respective  analytical laboratories  in the year they are drilled.  In the year following all pulps are
returned  to  Great  Basin  and  retained   indefinitely.   The  primary   pulps
(preparation  pulps) are stored at a  warehouse  in Battle  Mountain.  Secondary
(analytical pulps) are stored at a warehouse in Port Kells, British Columbia.

Selected RC and drill core  crushed  rejects are stored at a warehouse in Battle
Mountain.  Most of the higher grade  rejects from the 1998  program,  all of the year 1999 rejects,  and  approximately 10% of rejects for the year 2000 drilling are retained.  The year 2000 retained rejects include: all samples with an assay grade >/= 0.05 oz/ton Au  equivalent,  and the two  adjoining  samples on either side, and all samples from drill holes IH-072,  IH-076,  IH-087,  IH-103, IH-132 and IH-136. All other rejects were discarded.

Current Estimates of Mineralization - Clementine-Gwenivere Vein Systems

Cautionary Note to US Investors  concerning estimates of Inferred Resources This section uses the term "inferred  resources." We advise U.S. investors that while this  term  is  recognized  and  required  by  Canadian  regulations,  the  U.S.
Securities and Exchange  Commission does not recognize it. "Inferred  resources"
have a great amount of uncertainty as to their existence,  and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category.
Under Canadian rules,  estimates of Inferred Mineral  Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

In October  2001,  Behre  Dolbear & Company  Ltd. was retained by the Company to audit Great Basin's internal  preliminary  resource  estimate for the high-grade epithermal  gold-silver  veins that make up the Ivanhoe  deposit.  The  detailed review was carried out by Qingpeng Deng,  Ph.D.,  James A. Currie,  P.Eng.,  and
Derek C. Rance,  P.Eng.  The  independent  qualified  person for the estimate is
James A. Currie, PEng.

Resource  modeling was carried out using a  three-dimensional  solid  geological model for each vein, and grade  estimation for blocks within a vein using capped assay samples within the same vein. All the estimated material was classified as inferred. The results of the resource calculation are tabulated below:

                  Inferred Mineral Resources - Ivanhoe Property

Cutoff                             '000s       Au       Ag       Au         Ag
oz/ton        Vein                  Tons     oz/ton   oz/ton  000's oz  000's oz
------        ----                 -----     ------   ------  --------  --------

0.25          Central Clementine ..  181     1.449     8.323     262       1,508
              South clementine.....  221     1.547     6.119     342       1,352
              Gwenivere ...........  132     1.218    12.268     161       1,617
              Gwenivere S1 ........   44      .631     2.432      28         108
              Gwenivere S2 ........   34     1.953    11.135      67         382
              S Gwenivere 1 .......   22     0.737     1.312      16          29
              S Gwenivere 2 .......   84     0.594      .445      50          38
                                     ---     -----      ----      --       -----
              Total                  719     1.288     7.000     926       5,033
                                     ===     =====     =====     ===       =====

Based on the detailed  review,  Behre  Dolbear  concluded  that the  preliminary resource  estimate was conducted in  accordance  with  parameters  conforming to
Canadian  Securities  Association  (CSA) National  Instrument (NI) 43-101 and NI
43-101CP.  The drill hole database was  monitored  and  maintained by a rigorous
QA/QC program,  which was above the industry standard.  Modeling  procedures and parameters  used by Great Basin are consistent  with industry  standards.  Great
Basin  understands  the  preliminary  nature of the  resource  estimate  for the
Ivanhoe deposit and as such,  only  classified the resource as inferred.  As the inferred  resource,  by  definition of CSA NI 43-101CP,  was estimated  based on
reasonably  assured,   but  not  confirmed   geological  and  grade  continuity,
significant  uncertainty  is  present  for  the  resource  estimate.  Additional sampling work for the project may significantly alter the resource estimate.

Metallurgical Testwork

In July of 2000 and continuing into 2001,  Kappes,  Cassiday and Associates were
retained   to   conduct   metallurgical   testwork   on   three   representative
geometallurgical  samples from the Ivanhoe deposits. These are (1) banded quartz adularia illite with gold and silver in quartzite;  (2) kaolinite mineralization with cryptic  gold;  and (3) banded  quartz  adularia  illite vein with gold and silver in argillite.

The work was carried out on fresh drill core  samples  composited  at ALS Chemex
Labs in Elko.  A series of standard  96 hour,  direct  cyanidation,  bottle-roll tests were completed with varying grind size,  cyanide  consumption and reactive carbon. Recoveries of 95% gold and 90% silver were achieved for quartzite-hosted veins at  grinds of less  than 106  microns  in 48 hours  with  excess  cyanide.
Argillite  hosted veins yielded  recoveries of 96% gold and 94% silver at grinds of less than 62 microns in 24 hours under excess cyanide conditions.  Recoveries
of  97%  gold  and  92%  silver  were  achieved  in  48  hours  for   kaolinitic
mineralization at the same grind and cyanide conditions as the argillite suite.

The results of the milling studies conducted by Kappes Cassiday indicate the ore types  likely  to be  mined  at  Ivanhoe  could  be  processed  to  commercially acceptable  metal  recoveries.  Conventional  crushing,  grinding and CIL sodium cyanide leach processing  followed by carbon absorption would yield a high-grade gold/silver dore that would be refined to 99.999% pure gold and silver.

Preliminary Assessment

A  preliminary  assessment  is  defined  under  CSA  NI  43-101  as an  economic evaluation  that uses  inferred  resources.  It is  preliminary  in  nature  and includes inferred resources that are considered too speculative  geologically to have the considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.

Having  completed  a  three-dimensional  block  model for each vein  group,  and conducting substantial geological interpretation,  Great Basin is satisfied with the quality and  continuity  of the  mineralization.  The  preliminary  economic assessment  or  evaluation  was completed  primarily to provide  guidance  about whether to  proceed  further  with the  exploration,  development  and mining of high-grade veins at Ivanhoe.

At this preliminary  level of engineering,  the criteria,  methods and estimates are conceptual. They are mainly based on established industry practice and prior cost experience.  Further,  Elko County is a well-developed mining district that has significant mining  infrastructure and a comprehensive history of associated costs.

Costs  are  not  based  on  detailed  engineering  and  are at  the  preliminary assessment or conceptual  level. For the purpose of this  evaluation,  advice on mining  methods and costs were obtained from Hecla Mining  Company,  experienced vein miners who recently operated the Rosebud mine northwest of Ivanhoe; Dynatec
Corporation,  who were the  prime  construction  contractors  and then  contract operators  of the  nearby  Ken  Snyder  mine at  Midas;  and  Merit  Consultants
International Inc., who have managed several construction projects in the Carlin
Trend.

The preliminary economic assessment utilized a capital cost of US$22 million and an operating  cost of US$100 per ton of ore,  based on a combination  of cut and fill (50%) and shrinkage stope mining (50%), adit access, a base case production rate of 600 tons of ore per day and toll milling.  Financial  modeling indicates that the Ivanhoe  project is  financially  very  attractive  and can withstand a combination  of relatively  pessimistic  input  assumptions  related to geology, mining parameters and metal prices. Base case metal prices of US$275/oz gold and
US$4.50/oz  silver (with 50% mining dilution at zero grade) yield a cash cost of
US$114/oz gold equivalent (including head office costs) and a total cash cost of
US$134/oz gold equivalent  (including  royalties and off property costs).  Under these parameters, the payback period (pre-tax) is less than ten months.

Within a range of metal  prices from  US$325/oz  gold and  US$5.00/oz  silver to
US$250/oz  gold and  US$4.25/oz  silver,  the base  case  rates  of  return  are excellent,  varying from 157% to 94%, and the present values  (discounted at 8%)
range from $112 million to $61 million,  prior to income taxes.  At metal prices of US$275/oz gold and US$4.50/oz  silver  sensitivities to mining dilution (from
50% to 100% at zero grade)  resulted in rates of return ranging from 116% to 59%
prior to income tax. Even at lower metal prices of US$250/oz gold and US$4.25/oz silver and 100% mining  dilution  at zero  grade,  the rate of return is still a relatively high 42%.

The assessment of the Ivanhoe project indicates that the project is sufficiently robust that continued  work is warranted to take the property  through the steps of  pre-feasibility,  feasibility  and production.  A comprehensive  underground exploration and development program was proposed.  This phase of work is planned under the agreements with Hecla.

Exploration Plans for 2003

The Stage 1 program  consists of  underground  development to access the eastern extremities  of the gold veins  identified  to date,  and  underground  drilling leading to the establishment of mineral reserves and completion of a feasibility study.  Stage 2 consists of pre-production  underground  development  leading to commercial  operations from the Gwenivere and Clementine  high-grade gold veins.
The proposed layout for the  underground  access to the veins and drill stations is shown in Figure 2.

35,000E
36,000E
37,000E
38,000E
N
1000 feet
Clementine
Vein System
South Clementine
Vein System
Gwenivere
Vein System
South Gwenivere
Vein System
Future Development
Decline
38,000N
37,000N
36,000N
USX East Pit
USX West Pit
Portal
Plant
Legend
Drill Stations
Surface Roads
High-Grade Veins

Underground Development Layout

GREAT BASIN GOLD

                    Figure 2: Underground Development Layout

(2) The Burnstone Gold Property, South Africa

Readers are cautioned that certain historical  information provided herein about the Burnstone Gold Property, and the Witwatersrand Basin in which it is located, uses  terminology  which is dated and so may not be  comparable  to the  current discussion which employs mandated terminology.

Property Agreements

Great  Basin  entered  into an option  agreement  date  November  5, 2002  ("the
Agreement") to purchase, in two  interdependent-stages,  up to 100% of Southgold
Exploration (Proprietary) Limited ("Southgold"),  a privately held South African corporation  that holds rights to purchase the Burnstone  property  subject to a third party's right to  participate in 20% in the property.  Upon  completion of the  purchase,  Great  Basin will have an 80%  interest  in the  Burnstone  Gold
Project.

Prior to November  2002,  Southgold had entered into a joint  venture  agreement with Tranter Investments  (Proprietary)  Limited  ("Tranter"),  a Black Economic
Empowerment Group ("BEEG") partner, whereby Tranter could acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter could maintain its 20% participating  joint venture interest by funding its pro-rata share of all development,  construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right,  subject to certain conditions,  to purchase on commercial terms an additional 6%  participation  interest in the Burnstone  Joint Venture.
Not all  conditions  were met by Tranter by March 31, but  Southgold and Tranter are working  together along with Great Basin to extend the agreement on mutually acceptable  terms  and  conditions,  although  there is no  certainty  that such negotiations will consummate.

On signing the Agreement with Southgold and its  shareholders,  Great Basin paid
US$1.25 million (C$2,007,561) for the right to acquire the option and to explore the  Burnstone  Gold  Property and also agreed to conduct a US$1.5  million work program  prior to  April 30,  2003.  The  Company  can  exercise  its option and complete  the  purchase  of  Southgold  by making cash and Great Basin share and share  purchase  warrant  payments  to  Southgold's  shareholders  in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million
Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of  issuance.  The share  purchase  warrants  will be  subject  to a 45 day accelerated expiry clause if Great Basin shares trade at over $1.50 for 20 days.

On exercise of tranche one, Great Basin, on or before April 30, 2003, must agree to pay US$2 million cash and issue of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. Great Basin gave notice to exercise tranche one on April 29, 2003 and is moving to complete the closing.  A finder's fee of approximately 2% is payable, to a maximum of US$1 million, as Great Basin acquires Southgold and makes expenditures on Burnstone Property. To December 31,
2002, $164,000 of this finder's fee had been accrued.  Southgold can be acquired by a second  tranche of payments,  on or before  January 31, 2004, of 11 million
Great Basin common shares and 5.5 million Great Basin share  purchase  warrants.
If a Bankable  Feasibility  Study is not  completed  by January  31,  2004,  the
Company can make 50% of the second tranche  payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold  shareholders  are subject to a voting trust agreement,  whereby the holders undertake to vote with
Great Basin management for a period of five years.  Southgold  shareholders will be entitled to nominate  two members to the Board of  Directors  of Great Basin.
Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain  outcomes with respect to the Bankable  Feasibility  Study, such as the quantity of gold reserves,  gold  production  costs,  and the actual cost of the study.

As noted  above,  Great Basin is  committed  to an initial  US$1.5  million work program,  including  in-fill  drilling at Burnstone.  This program was completed prior to April  30,  2003.  This  initial  work  program  was  agreed  upon by a
Management Committee  consisting of representatives from Great Basin,  Southgold and Tranter.  Results from this  program  will be  incorporated  into a Bankable
Feasibility  Study. Great Basin has assigned certain of its rights in connection with the Agreement to a Cayman subsidiary.

Project Summary

The following  was  summarized  from reports  completed for Great Basin by Behre
Dolbear  and  Company  Ltd.,  GeoActiv  Exploration  (Pty)  Limited  and company information.  The Burnstone  property is situated in the Mpumalanga  Province of the  Republic  of  South  Africa,  and in  the  South  Rand  gold  field  of the
Witwatersrand  basin.  The property is located  6.5 kilometres  southeast of the village of Balfour,  and approximately 80 kilometres  southeast of Johannesburg.
Property  holdings  encompass 26,470 hectares,  situated on portions of 16 farms held under option by Southgold.

The Witwatersrand basin is mainly comprised of a sedimentary  sequence of shale, quartzite and conglomerate underlain by an Archean  granite-greenstone  basement and uncomformably overlain by volcanic and sedimentary rocks of the Ventersdorp,
Transvaal  and Karoo  Groups.  A sequence of  northeast-southwest  compressional events has shaped the Witwatersrand  basin. These deformational  events occurred both  during and  subsequent  to  deposition  of the  Witwatersrand  sedimentary sequence. Syn-depositional deformation has played a key role in distributing the sediments in the basin and has also  controlled the  occurrence of  gold-bearing conglomerates.  The Sugarbush fault system is one of several major faults in the northeastern part of the Witwatersrand basin, where the South Rand gold field is located.  Monoclinal  folding  occurred  as  a  result  of  oblique-reverse  and strike-slip  movements  between the faults.  Later compression and doming caused further structural disruption.

Mineralized areas in the Witwatersrand basin are referred to as gold fields. The
main  gold   fields  are  thought  to  occur   where   significant   amounts  of
coarse-grained  material  entered the basin via fluvial systems where several of these fluvial systems coalesced  laterally,  over time,  concentrating the gold.
The  Burnstone  Project is located on the  northern  edge of the South Rand gold field, immediately south of the east-northeasterly-striking Sugarbush fault. The main mineralized horizon is the Kimberley Reef, one of the four main mineralized horizons in the  Witwatersrand  basin. In the Burnstone area, the Kimberley reef and its host rocks occur in a series of  west-northwest  trending  fault blocks, which are  downthrown  on the north side.  The  Kimberley  Reef occurs at 200 to
1,000  metres from surface in these fault  blocks  under  Ventersdorp  Group and
Central  Rand Group  rocks.  Compared  to the reefs in other parts of the basin, this is a relatively shallow depth.

The  Burnstone  deposit has been  explored by diamond  drilling by several large
South  African  mining  houses  such as Union  Corporation,  Gencor,  and  Anglo
American,  as well as  Southgold.  Mineral  resources  are known to occur in two areas. Area 1 is situated in the northwestern part of the property,  immediately southeast  of the village of Balfour.  It is located in a series of fault blocks and  is the  shallowest  occurrence  of  the  Kimberley  Reef  on the  property.
Forty-five  diamond  drill  holes  have been  completed  in this  vicinity.  The indicated  resource for Area 1 is estimated  to be 10.4 million  tonnes  grading
17.5 g/t,  containing 5.8 million ounces of gold.  Area 2 is located  further to
the   southeast   along  these   west-northwesterly   trending   fault   blocks.
Approximately 54 diamond drill holes have been completed in the vicinity of Area
2; the  estimated  inferred  resource of 24.3 million  tonnes  grading 14.7 g/t, containing 11.5 million ounces of gold.

Southgold   commissioned  The  Mineral  Corporation  ("TMC"),  a  South  African
engineering  firm,  to  complete  a  scoping  study  on Area 1 of the  Burnstone
Project.  Within the study, TMC estimated an indicated mineral resource for Area
1, for a mine plan using a stope width of 100 cm, of 26.1 million tonnes grading
6.97 g/t.  With this  tonnage,  TMC  estimated  a  recoverable  resource of 19.2 million  tonnes,  having a mill head  grade of 5.25 g/t and a mill  recovery  of
96.1%.  This scenario  generates 3.1 million  ounces of gold over a 24-year mine life or  approximately  144,000  ounces per year from Area 1. Behre  Dolbear and
Company  reviewed the  engineering  studies for Great Basin.  According to Behre
Dolbear,  the proposed  underground  development  and  metallurgical  processing described  in the  scoping  study by the  Mineral  Corporation  all  conform  to standard  South African  practice but the work is  preliminary  in nature and as such, considerable  investigation remains to be done to confirm the concepts and numbers.

Access, Climate and Physiography

The Burnstone  property is located in a physiographic  region known as the South
African Highveld,  lying at an altitude of 1,750 metres.  Topographic  relief in the area is primarily  gently  rolling  grassland  terrain.  The area has a mild climate,  with about six weeks of chill and frost in  mid-winter  (July-August).
Due to the  relatively  high altitude the winter  nights can be cool.  The rainy season  occurs  during the  summer and  drought  conditions  usually  prevail in winter.  Summer  rainstorms  are  often  ferocious  and  can be  accompanied  by substantial lightning. Hailstorms are an occasional occurrence.

The project is located  close to a major  highway  and  several  roads cross the property that  accesses the village of Balfour.  The property is also crossed by national  Eskom  grid  power  lines  and by two rail  lines,  one being the main
Johannesburg,  Durban  trunk  line.  The Rand Water  Board trunk water main into
Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

Mineral Rights Holdings

Property holdings  encompass 26,470 hectares,  situated on portions of 16 farms.
The mineral rights under option by Southgold are:  13,568 ha (51.3%) held by GFL
Mining  Services Ltd ("Gold  Fields");  7,288 ha (27.5%) held by Reitbult Estate
Holdings  (Pty) Ltd  ("Reitbult  Estates");  2,744 ha (10.5%)  held by PUMA Gold
(Proprietary)  Limited  ("PUMA");  1,365  ha  (5.2%)  held by  Taurus  Mining  &
Prospecting  (Pty) Ltd  ("Taurus");  and 1,473 ha (5.5%) held by several private owners. Underlying mineral rights ownership are tabulated below:

                                          Table 1 Mineral Rights Holings
                                          ------------------------------

Mineral Rights Holder                             Farm Name(s)                                  Size (ha)
---------------------                             -----------------------                       ---------

GFL Mining Services Limited (75%)                 Balfour Township IR                              13,568
       and Randex Limited (25%)                   Brakfontein 513 IR
                                                  Dagbreek 551 IR
                                                  Reitfontein 561 IR
                                                  Rietvalei 546 IR
                                                  Roodepoort 598 IR
                                                  Springfontein 549 IR
                                                  Van Kolderskop 547 IR
                                                  Van Kolderskop 550 IR
                                                  Van Kolderskop 552 IR
                                                  Vlakfontein 556 IR
                                                  Vlakfontein 558 IR
                                                  Zyferfontein 576 IR

Reitbult Estate Holdings (PTY) Ltd.               Reitbult Estates 505 IR                           7,288

PUMA Gold (Proprietary) Limited                   Doornhoek 577 IR                                  2,774

Taurus Mining and Prospecting Company             Vlakfontein 556 IR                                1,365
(Proprietary) Limited

Maria Magdalena Kampher                           Rustfontein 548 IR                                  424
Clayton Mineral Trust
Graham Buck Trust No. 3
Lawrence Allenby Collins

JDH Le Roux                                       Rustfontein 548 IR                                  294

Stephanus Johannes Ackerman                       Rustfontein 548 IR                                  213

Sarwipi Trust                                     Rustfontein 548 IR                                  210

Maria Magdalena Kampher                           Rustfontein 548 IR                                  202

James Watson Cason                                Rustfontein 548 IR                                  130
                                                                                                   ------
Total Mineral Rights                                                                               26,468
                                                                                                   ======

The  Minerals  Act  50  of  1991  currently   governs  South  African   minerals
legislation.  This act allows for mineral rights to be owned privately or by the
State.  Companies (or  individuals)  can enter into  agreements with the mineral rights owners to explore on their farms.  These  agreements are called "Notarial
Prospecting and Option Agreements". The duration of these Prospecting Agreements is negotiable  but generally they do not exceed five years in length after which time activities on the property may be sufficiently advanced so that development can occur in which case the Option  Agreement  part of the  Contract  will be in effect.  Alternatively,  if the  property  has not  advanced  to the stage where development  can occur,  the Notarial  Prospecting  and Option  Agreement may be
renegotiated.

In order to conduct  exploration  work, on private or State land, a "Prospecting
Permit" is required  (Section 6 of the Minerals Act 50 of 1991).  This permit is issued by the  State-controlled  Department  of  Minerals  and  Energy  ("DME").
Southgold has obtained  prospecting permits for approximately 13,070 hectares of the Burnstone property, as tabulated below:

                                            Table 2 Prospecting Permits
                                            ---------------------------

Farm Name                                 Mineral Rights (ha)                              Prospecting Permits (ha)
---------                                 ------------------                               -----------------------

Balfour Township IR                                      5                                           0
Brakfontein 513 IR                                   1,181                                       1,181
Dagbreek 551 IR                                        720                                         720
Doornhoek 577 IR                                      2773                                           0
Reitbult Estates 505 IR                              7,288                                       1,062
Rietfontein 561 IR                                   1,607                                           0
Rietvalei 546 IR                                     1,733                                       1,733
Roodepoort 598 IR                                    1,377                                           0
Rustfontein 548 IR                                   1,473                                         977
Springfontein 549 IR                                 1,230                                       1,230
Van Kolderskop 547 IR                                1,623                                       1,623
Van Kolderskop 550 IR                                  742                                         742
Van Kolderskop 552 IR                                  325                                         325
Vlakfontein 556 IR                                   3,496                                       3,478
Vlakfontein 558 IR                                     627                                           0
Zyferfontein 576 IR                                    265                                           0
                                                    ------                                       ------
Total Mineral Rights /Permits                       26,465                                       13,071
                                                    ======                                       ======

A new Minerals and Petroleum Resources Development Bill was passed by parliament in 2002 and is expected to be promulgated in 2003. The Bill,  once  promulgated, will allow for the transfer of all "unused old order  rights" to the State.  The current rights optioned and permitted by Southgold do not fall into the category of "unused  old order  rights",  but are  classified  as "old order  prospecting rights". A period of two years will be allowed after promulgation of the Bill to convert  these "old order  prospecting  rights" to "new  order"  prospecting  or mining rights.  Security of tenure will thereafter be guaranteed for a period of five years with  respect to  prospecting  rights,  and 30 years with  respect to mining rights.

With respect to the secured mineral rights that have not been permitted to date, there will be a one-year grace period after the  promulgation of the Bill within which to permit these  rights.  The planned  conversion  process from "Old Order
Prospecting  Rights" to "New Order Prospecting  Rights" is not onerous,  but are subject to two preconditions (1) a Black Economic Empowerment ("BEE") contingent must be involved and (2) a prospecting  fee payable to the State,  followed by a royalty in the event of mining, is required.

Current  State  prospecting  fees range from R3/ha in year 1 to R7/ha in year 5.
Current  State  royalties  on  precious  metals are 1% of gross  revenue.  These amounts will become  payable to the State upon  conversion of "old order" rights to "new order"  rights,  and do not take existing  commitments  towards  current mineral rights holders into account.

Prior to November 2002,  Southgold  entered into a joint venture  agreement with
Tranter  Investments   (Proprietary)  Limited  ("Tranter"),   a  Black  Economic
Empowerment  Group partner,  whereby  Tranter will acquire a 20% interest in the
Burnstone  project  subject  to certain  conditions,  that were  required  to be completed by March 31, 2003.  Tranter would then maintain its 20%  participating joint  venture  interest  by  funding  its  pro-rata  share of all  development, construction  and property costs after the completion of a Bankable  Feasibility
Study. Tranter would have the right, subject to certain conditions,  to purchase on commercial  terms an additional  6%  participation  interest in the Burnstone
Joint  Venture.  Not all  conditions  were met by March 31,  but  Southgold  and
Tranter are working  together  along with Great Basin to extend the agreement on mutually acceptable terms and conditions.

Exploration History

Gold exploration and development  commenced in the South Rand gold field in 1887 and several small mines  operated  there between 1892 and 1962. The activity has followed  improvements in the gold price,  except in the late 1960's when a high
uranium  price  revived   interest  in  the  area  for  potential   gold-uranium
production.  The Burnstone property has been  intermittently  explored since the
1970's by Union  Corporation  Ltd ("Union  Corporation"),  Gencor  (created by a
merger  between  Union  and  General  Mining  Corp  in  1980),   Anglo  American
Prospecting  Services,  and  Southgold.  Exploration  drilling in the  Burnstone
Project  area was  conducted  intermittently  during  the  period  1974 to 1993, initially by Union  Corporation,  and later by Gencor.  During this period,  six holes (the VFN-series) were also drilled by Anglovaal Mining Limited, ("Avmin"), the principal shareholder of Avgold Limited.

Southgold  acquired the Reitbuilt Estates ground in 1999, and then acquired Gold
Fields' Burnstone  property and the related Avmin ground in 2000. In 2000, under the direction of the new management of Pangea,  Southgold acquired a significant number of surrounding  properties that were held by private  individuals.  Three boreholes,  SG1 through  SG3,  were drilled by Southgold in 1999 and early 2000, and a further 15 boreholes,  SG4 through SG18,  were  completed from May to July
2002.  Over the course of these  exploration  programs,  it was thought that the
Kimberley Reef in the Burnstone area was folded upward into an antiform and only buried  to depths  of 200 to 1,000  metres;  a  comparatively  shallow  and very attractive depth for Witwatersrand gold deposits.

Regional Geology

Gold was discovered in 1886 in the present city of  Johannesburg.  Through 1994, more than 1.4  billion  ounces of gold at an average  grade of 9.5 g/t have been produced from the auriferous conglomerate placers ("reefs") of the Witwatersrand
Supergroup. Seven major gold fields have been developed within the basin (Figure
3). The  Central  Rand,  West Rand,  East Rand and  Klerksdorp  gold  fields all contain outcrops of the auriferous placers, whereas those of the remaining three gold fields occur  beneath a cover of younger  rocks,  up to 3,000 metres thick.
Several smaller gold fields have also been exploited.

The  Witwatersrand  gold fields are  considered to signify  major,  diachronous, entry points of  coarse-grained  sediment  into the basin.  The deposits  formed probably  represent  laterally-coalesced  fluvial  braid-plains,  where gold was
concentrated  within  conglomerates   ("reefs",  in  local  mining  terminology)
developed primarily on diachromous  unconformities.  Those parts of the proposed braid-plains  that contain  economic  gold  concentrations  commonly  extend for several kilometres down depositional dip, and for up to 50 km along depositional strike. There are some "gaps" between gold fields where no economic placers have been discovered.

The Witwatersrand basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and the 3,086 - 3,074 Ma Dominion Group; it is overlain, unconformably, by rocks of the  Ventersdorp  (2.7 Ga),  Transvaal  (2.6 Ga) and Karoo  (280 Ma)
Supergroups.  The basin was  originally  much  larger  than it is at present and correlations  have been  attempted  with the Pongola  Supergroup  and the Uitkyk
Formation associated with the Pietersburg Greenstone Belt.

Prior to 1990 it was widely  believed  that the granites  represented  the floor upon which the sediments had been deposited.  However, recent U-Pb isotope dates of granites adjacent to the basin indicate that several intrusions were emplaced during  Witwatersrand  deposition,  i.e.  between  3,074  and  2,714  Ma;  it is suggested that each event of granite  magmatism might have been the prelude to a pulse of sedimentation in the basin.

The  Witwatersrand  Basin  has  been  affected  by  several  structural  events,
superimposed  one  on  the  other.  Many  studies  now   differentiate   between
deformation  that  was  taking  place  during  deposition  of the  Witwatersrand sediments and subsequent deformation.  Syn-depositional deformation played a key role in the distribution of sediment input and also controlled the occurrence of auriferous conglomerates and the thickness of enclosing sediment packages. Later faulting  and  buckling  of the  sequence  determined  which  parts of the basin remained  buried,  as well as the depths to mineable  horizons,  relative to the present-day surface.

AFRICA
South Africa
ANGOLA
ZAMBIA
ZIMBABWE
NAMIBIA
BOTSWANA
MOZAMBIQUE
N
Johannesburg
Witwatersrand Goldfield
Atlantic Ocean
Indian Ocean
SOUTH AFRICA
500 km
Cape Town
Johannesburg
N
Randfontein
Driefontein
Kloof
Evander
Elandskraal
Western Areas
Balfour
Burnstone
Klerksdorp
Witwatersrand Goldfield
St. Helena
Free State
100 km
LEGEND
Major Gold Mine
Goldfields
Dominion Group
Central Rand Group
West Rand Group
Basement Group

Witwatersrand Goldfield and Major Gold Mines

GREAT BASIN GOLD

   Figure 3: Geology of Witwatersrand Basin and Location of Burnstone Property

Property Geology

The  South  Rand  gold  field  represents  a  structurally   modified  southerly
continuation of the East Rand gold field. The easterly striking  Sugarbush Fault and its sympathetic  structures,  the Rietfontein and Ireton/Kroomdraai  faults, have disrupted continuity between the East Rand gold field and the southeasterly oriented South Rand gold field.  The Balfour synform is the dominant  structural feature  controlling  the form and  distribution  of the West and  Central  Rand
Groups,  host to the  Kimberley  Reef in the South Rand Basin.  The axis of this
open  regional  feature  trends   northwest-southeast   and  plunges   shallowly
southeast.   The  synform  is  truncated   against   major,   steeply   dipping,
east-northeast  trending,  strike-slip faults of the Rietfontein,  Sugarbush and
Ireton/Kromdraai  systems.  These regional faults have vertical displacements of up to 500 metres.

The  property  is  located  on a panel  of  rocks  that  dips  shallowly  to the southeast.  At it's shallowest point the upper unit in the Rand Group is exposed on surface along a northwest  trend through the central  portion of Area 1. This brings  the  Kimberley  Reef to within  200  metres  from  surface  before it is downthrown  to up to 1000  metres by a series  of  west-northwest  to  northwest trending faults. This creates a relatively shallow, attractive drill target.

The  Witwatersrand  ore bodies  typically  occur in  conglomerate  beds  (reefs)
deposited  on  unconformities  within the major  stratigraphic  sequences in the basin. A typical characteristic of the Witwatersrand  orebodies is that they are all composed of mature pebbly arenite  comprising  various  fluvial  lithofacies
ranging  from  clast-supported   oligomictic   conglomerate  to  loosely  packed
conglomerate.  Mineralization  ranges  in  thickness  from  decimeters  to a few meters,  and is largely confined  between an  unconformity,  and an upper planar bedding surface that separates it from quartz wacke or siltstone. The lense-like geometry of the  sedimentary  beds  comprising  the  orebodies  defines  fluvial bar-and-channel  bedforms that display  unimodal  paleochannel  directions.  The thicker orebodies  represent  multichannel  sequences of conglomerate and quartz arenite deposited by repeated flood-and wane-stage flows.

The  Kimberley  Reef  sequence in the South Rand  appears to represent a fluvial
system   consisting  of  channels   (relatively  high  energy)  and  interfluves
(relatively  low  energy)  in  the  mid  to  distal  reaches  of  a  braid-plain environment.  Palaeocurrent  studies suggest that that the proposed channels (or channel  systems) in this area  flowed from  northwest  to  southeast.  The main fluvial  system is  considered  to have been at least 15 km wide,  with  smaller channels draining the surrounding area to the northeast and southwest.

In the nearby  Evander  basin,  it has been shown  that the  Kimberley  Reef was deposited by currents  flowing in a north-westerly  and northerly  direction and that the thickest  development of the Kimberley Reef occurs in the south-eastern part of the gold field - the reef thins to the north and north-west.  It follows that the main  entry-point  for both the South Rand gold  field and the  Evander gold  field  lay to the east of South  Rand and south of  Evander,  and that the granite hub in the Devon  dome,  east of  Heidelberg,  acted as a barrier to the flow of the currents and diverted them around the dome.

In the South Rand,  tThe  Kimberley  Reef is thin  (generally  10 cm or less) or represented  by a contact  only, in the north and thickens to more than 2 metres in the south.  This increase in thickness is due to the  occurrence of quartzite or pebbly  quartzite  within the Reef zone in the south. The sediments have been classified into four lithofacies:  (1) thin or contact reef, (2) clast-supported conglomerate  reef,  (3)  matrix-supported  conglomerate  reef,  and  (4)  thick quartzite reef. The clast-supported gravel bars are thought to have formed along the sides of high energy  streams and in places where the current flow  changed, providing the opportunity for deposition and  re-concentration  of the sediments and gold.  Therefore,  this  facies is  thought to have the most  potential  for economic concentrations of gold at Burnstone.

Mineralization

Over 70 ore minerals  have been  identified  in the  Witwatersrand  conglomerate reefs. Certain minerals,  such as zircon and chromite,  occur mainly as compact, well-rounded  grains,  which have obviously been eroded from the source area and
mechanically  abraded  during  fluvial  transport.   Other  minerals,   such  as
pyrrhotite,  pyrite and leucoxene,  either have crystalline  outlines indicating in-situ growth, or replacement textures,  which demonstrate  overgrowth onto, or alteration of, a pre-existing detrital phase. Some minerals,  pyrite is the best
example,   demonstrate   a  variety  of  textures   and  may  be  detrital   and
post-depositional.  Such  observations  provide  the  basis  for  a  paragenetic sequence of mineralization  comprising three stages:  (1) detrital minerals that accumulated  during  sediment  deposition;  (2) a principal  period of secondary pyrite  formation;  and (3) a period of gold  remobilization  and formation of a variety of other secondary sulphide minerals.

Gold occurs as detrital grains,  with nugget-like  shapes,  as well as secondary grains with obviously recrystallised textures.  Typically,  gold grains range in size between 0.005 and 0.5 mm diameter.  A considerable  amount of work has been carried out on the  composition  of  Witwatersrand  gold  particles.  The silver content of gold remains  fairly  constant  from one reef to another,  as well as among the various textural types, and is typically 900 +/- 50. In certain reefs, gold fineness is bimodal and it has been  suggested that this might reflect gold derived from two different  sources;  it is uncertain whether the silver content of gold grains in the basin is inherited or if the gold has been  homogenized by in situ remobilization.  Another important component is mercury;  typically,  Hg contents range between 1 - 4%. Other impurities  include Fe, Cu, Mo, Co, Bi, Pb,
Sn and As.

Data Acquisition and Sampling

Exploration drilling in the Burnstone Project area was conducted  intermittently during the period  1974 to 1993,  initially  by Union  Corporation  and later by
Union's  successor  company,  Gencor.  During  this  period,  Taurus  and  Avmin independently  drilled six holes (the VFN-series) on their Vlakfontein 556R farm property.  Southgold drilled three boreholes, SG1 through SG3, during the period of late 1999 to early 2000, and a further 15 boreholes,  SG4 through SG18,  from
May to July 2002. The programs are summarized below:

                    Table 3 Historical Drilling at Burnstone

                   Number of                              Core Logs    Cores
Category           Holes Drilled   Exploration Company    Available    Available
--------           -------------   -------------------    ---------    ---------

Numerical Series    102            Union Corporation/       Yes         Some
                                   Genmin

VFN Series            6            Taurus                   Yes         Some
                                   (Avmin)

SG Series            18            Southgold                Yes         Yes

All holes  drilled on the project have been core holes.  For the majority of the holes,  highly detailed and informative  drill logs,  including  downhole survey records are available. Drill cores are generally in good condition. The core was sampled  by  being  sawn in half  with a  diamond  saw,  and so half  cores  are remaining.  GeoActiv  states  that  it  can  confidently  be  assumed  that  the geographic  location  or the  collars of all drill  holes were  determined  by a qualified  land  surveyor,  using the best  equipment  available  at the time of surveying.  Collar positions of the new SG-series drill holes were surveyed by a qualified land surveyor,  using modern  equipment.  Down-hole survey records for most historic drill holes and all of the new SG-series are available.

All drill  holes  within the Project  area were  drilled  vertically  from their collars.  Up to six deflections were wedged off these holes in order to increase the number of reef  intercepts  for each set-up.  For the Gencor  holes,  coring commenced  at depths where solid core could be  obtained,  except when  drilling past the top parts of wedges.  Most historic holes and the recent  SG-series are
BX or BQ size.

Sampling procedures are not recorded in the drill hole dossiers.  However,  from the sampling  results and  examination of split cores of the Gencor drill holes, it can be deduced that the following standards were applicable to this series:

o    Minimum length of individual sections sampled for BX core-size was about 25
     cm.

o    Cores were split along a line parallel to the length of the core,  parallel to the core-dip  direction.  One half of the split core was  submitted  for analysis, and the remainder was retained for reference purposes.

o    In cases  where the core had to be broken in a direction  perpendicular  to the length of the core (that is roughly parallel to bedding),  a chisel, or similar suitable tool was used, rather than a rotary diamond saw.

o    Stratigraphic thicknesses of sample sections were calculated from mean core bedding angles, applying simple trigonometry.

o    Mean gold  concentrations  (the grade in grams per tonne) were  obtained by calculating a weighted mean for the various sample sections.

o    Total gold content  (centimeter-gram  per tonne was obtained by calculating the sum of the gold content of individual sample sections.

o    Very detailed  typewritten sample records were compiled,  including remarks on completeness and representativeness.

o    All sample records are accompanied by very detailed, drafted pictorial logs and typewritten semi-quantitative descriptions.

Although most of the  above-mentioned  procedures were also followed for the new
SG-series holes the core, was split at the laboratory rather than by the on-site geologist.  Therefore, the representativeness and completeness of the samples to be bagged, properly marked and submitted to the laboratory is not assured.

Quality Control and Analytical Techniques

In the opinion of GeoActiv,  the Kimberley Reef has been thoroughly  sampled and assayed  for gold by the holes  drilled by  Union/Gencor,  Avmin and  Southgold.
Sampling  included  the full reef  intersection  as well as the hanging wall and footwall.  The drill hole data  includes all assay  values.  The historic  holes predate quality control or quality assurance programs  pertaining to analyses as now  required by  regulatory  codes of  practice  for the  reporting  of mineral resources and mineral  reserves.  At that time, the analyses of samples were the responsibility of the in-house  laboratories  operated by the major mining house concerned.  Each of the major mining  houses had their own  laboratory  services that were responsible for the analyses and the quality control measures.

GeoActiv verified assay results by re-sampling and re-analyzing drill cores from five holes spread throughout the project. Samples were obtained by splitting the retained half core,  and so samples are quarter core and a quarter core is still retained.  Samples of  hangingwall  and footwall  sections  were included in the check assay program.

Although details of the analytical procedures carried out on the samples are not available  it is  likely  that the  analyses  were  conducted  using a  standard lead-collector fire assay process with gravimetric finish.  Results are reported as grams gold per tonne.

Replicate  assay data is available for the latest SG series holes.  Samples were prepared at Lakefield Laboratories ("Lakefield") in Johannesburg and a set of 35
pulp splits were  analyzed at  Genalysis  Laboratories  ("Genalysis")  in Perth,
Australia.  Five samples of standard reference  material,  SARM53, were included with the sample set  submitted to  Genalysis.  Initially  the five SARM53 values reported by Genalysis understated the SARM53 value by 12%. However, a second set of duplicate  samples,  together with standard  reference  material SARM53,  was prepared and analyzed by Genalysis  and found to be only 3% below SARM53  value.
Lakefield's  original and duplicated  results are within  acceptable  norms. The comparison  between the two  laboratories is also acceptable for gold analytical results.

On the whole,  the results from samples  submitted by GeoActiv agree  reasonably well with those of Southgold. As can be expected for Witwatersrand gold samples, individual  samples  differed from original  samples due to nugget effects.  The weighted average grade of all of the individual  Kimberley Reef samples taken by
GeoActiv (10.6 g/t Au) compare favorably with those of Southgold (10.1 g/t Au).

GeoActiv  did not monitor the samples from the drill site to ensure there was no interference  with the  core,  but  obtained  the  sample  cores  directly  from
Southgold.  GeoActiv  supervised the re-sampling and bagging,  and delivered the samples to Lakefield.  The gold in typical  Witwatersrand  conglomerates is free gold or associated  with the pyrite and  tampering,  such as adding free gold to such  samples,  would be  extremely  difficult to do because the cores are taken from the core tray, sawn with a diamond saw using cooling water that removes all surface  free gold as well as  in-situ  gold that was  liberated  by the  sawing action. Since the results were comparable, there is a large degree of confidence that no interference took place.

Security of Samples

The older cores and records are currently  stored at the Gold Fields  Geological
Centre and core storage  facility located at Oberholzer,  South Africa,  located immediately  north  of the town of  Carletonville.  Materials  from  the  latest drilling program by Southgold are stored in a facility at Balfour.

Estimates of Mineralization

Prior to August  2002,  Southgold  commissioned  Global Geo  Services  (Pty) Ltd
("GGS") to estimate the mineral resources of Area 1 and 2. In August 2002, Great
Basin  commissioned  GeoActiv to complete a geological review of the project and resource  estimates for Area 1 and 2. The independent  qualified  person for the mineral  resource  estimates done for Great Basin is Deon Vermaakt,  Ph.D.,  Pr.
Nat. Sci. The same drill holes and composites  were used by GGS and GeoActiv and the global estimates are similar.

GeoActiv  created  statistical  parameters,  variography and block modelling for each area. The Area 1 estimate utilized 26 drill holes and 89 valid deflections, while the estimate for Area 2 utilized 9 drill holes. The numbers  presented are composites  for  each  hole and its  deflections.  Descriptive  statistics  were calculated and then compared to typical  Kimberley Reef deposits in the adjacent
East Rand basin. The means,  variances and standard deviations compare favorably with those derived from the Burnstone  data,  especially for Area 1. Area 2 does not have enough intersections to make a valid comparison.

Since  Witwatersrand  sedimentary  units usually  exhibit  strong  directions of continuity  (anisotropy) in the conglomerate reefs that are exploited throughout the basin, the first step in determining  suitable parameters for any estimation run is to detect trends in the data.  GeoActiv used the available Burnstone data to create both gold  accumulation  (cmg/t) and  channel  width (reef  thickness)
contour  plots.  From the gold  accumulation  and  channel  width plots a strong northwest-southeast  trend is observed  south of the two project  areas (Areas 1 and 2). A secondary direction trending north northeast-south  southwest can also be clearly observed. This direction is highly evident in Areas 1 and 2 and seems to be the dominant  direction of continuity.  Thus,  utilizing a search with the long axis in 210 degree direction was considered appropriate.

The  Burnstone  Project is located to the south and  adjacent  to the  Sugarbush
Fault System. In Witwatersrand mines,  geological losses in areas close to major faults are up to 20%.

GeoActiv  and Behre  Dolbear are of the opinion  that the entire Area 1 resource can be classified as an Indicated  Mineral Resource under the definitions of the
Canadian   Institute  of  Mining  and  Metallurgy  as  required  under  National
Instrument  43-101.  Using the same standard,  Area 2 should be classified as an
Inferred Mineral Resource.

N
-2,940,000 N
-2,950,000 N
-2,960,000 N
AREA 1
Balfour
AREA 2
Burnstone Property
400 km²
Legend
Drill Hole
5 km
-45,000 E
-35,000 E
-25,000 E

Burnstone Gold Resource Areas

GREAT BASIN GOLD

                   Figure 4: Burnstone Areas Of Mineralization

Area 1

The  results  of the  Inverse  Distance  estimate  for  Area 1 by  GeoActiv  are summarized in Tables 4 and 5. In Table 5, reef intersections are diluted to a 90 cm mining width.

        Table 4 Indicated In-Situ Resource Inverse Distance Mode - Area 1

Cut-off grade  Tonnes   Channel Width   Grade     Grade x Thick Contained Ounces
  (cm g/t)       (t)        (cm)       Au (g/t)       (cm g/t)        (millions)
-------------  ------   -------------  -------    ------------- ----------------

         0    10,403,892     39.9        17.47          697           5.845
       300     9,705,508     39.9        18.09          722           5.646
       400     7,937,794     39.9        19.66          784           5.018
       500     6,536,674     39.9        20.99          837           4.412
       600     4,950,073     39.9        22.82          910           3.632
       800     2,113,014     39.9        27.47        1,096           1.866
      1000       918,718     39.9        33.14        1,322           0.979

  Table 5 Indicated (Diluted) In-Situ Resource Inverse Distance Model - Area 1

Cut-off grade    Tonnes   Stoping Width  Grade    Grade x Thick Contained Ounces
  (cm g/t)        (t)          (cm)     Au (g/t)     (cm g/t)      (millions)
-------------    ------   ------------- -------   ------------- ----------------

         0   23,470,450       90.0        7.75          697           5.845
       300   21,894,946       90.0        8.02          722           5.646
       400   17,907,106       90.0        8.72          784           5.018
       500   14,746,279       90.0        9.31          837           4.412
       600   11,167,017       90.0       10.12          910           3.632
       800    4,766,812       90.0       12.17        1,096           1.866
      1000    2,072,564       90.0       14.69        1,322           0.979

Area 2

 Cautionary Note to US Investors concerning estimates of Inferred Resources

     This section  uses the term  "inferred  resources."  We advise U.S.
     investors that while this term is recognized by Canadian disclosure regulations,  the U.S.  Securities and Exchange Commission does not
     recognize  it.   "Inferred   resources"  have  a  great  amount  of
     uncertainty  as to their  existence,  and great  uncertainty  as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred  Mineral  Resource will ever be upgraded to a higher  category such as  "reserves".  Under  Canadian  rules, estimates of Inferred  Mineral  Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned that  "inferred  resources"  are not mineral  reserves  and are not mineable. .

With only 9 drill hole intercepts in Area 2, GeoActiv estimated the resource for this area using the Sichel-T  method.  This method is a technique used to derive an  estimate of a lognormal  distribution  from a set of random and  independent samples. It is commonly used on the Witwatersrand deposits to estimate resources when data is sparse.  The  Sichel-T  estimate  of Area 2 (at a 0 cmg/t  cut-off)
results  in an  inferred  resource  of 24.3  million  tonnes  grading  14.7 g/t, containing 11.5 million ounces of gold.

A comparison of the sample data set of Kimberley  Reef  mineralization  from the nearby East Rand basin indicates that the occurrence of gold  mineralization  in the  Kimberley  reef in the  Burnstone  area is similar to that in the East Rand basin. It is expected that variograms  derived from the Burnstone area in future should have similar  ranges to those found in the sample data set. If a Bayesian approach  is  adopted to better  define the  resource  for the  Burnstone  area, variograms from the East Rand basin could be employed.

Preliminary Engineering - Area 1

The Mineral Corporation completed a Scoping Study,  assessing the development of the Burnstone  Project Area 1 as a conventional  underground mine operating at a milling  rate of 75,000  tonnes per month and  producing  approximately  144,000 ounces of gold per annum.  TMC used a mine design  resource for Area 1 of 19.234 million tonnes having a mill head grade of 5.25 g/t. According to Behre Dolbear, the proposed underground  development and metallurgical  processing described in the scoping  study by the  Mineral  Corporation  all  conform to standard  South
African practice but the work is preliminary in nature and as such, considerable investigation  remains to be done to confirm the  concepts  and  numbers.  Behre
Dolbear also offered additional comments.

The proposed stoping method is the predominant one used for seventy years on the
Witwatersrand,   however,  that  proposed  for  Burnstone  is  one  of  numerous variations of the basic method.  The proposed  stoping width is 100 cm.  Several
Rand mines have  operated  with average  stope widths of between 70 cm and 75 cm but all have had problems  with low  productivity.  At the  neighboring  Evander property,  strong  management  action has resulted in the average  stoping width being  reduced  from 110-115 cm to 93-98 cm. As the  practicality  of sub-100 cm stope  widths has been  established  at Evander,  Behre  Dolbear  believes  that proposed  100 cm  stoping  width  for  Burnstone  is  entirely  appropriate  and definitely achievable.

TMC's stope design utilizes a number of modifications to conventional design and incorporates several new features.  The principal design modification is the use of two dip  slusher  gulleys,  one on  either  side of a single  manway  gulley.
Conventional   design  usually  only  employs  a  single  dip  gulley.   Another
modification is the  development of 500 cubic meter capacity  boxholes under the stopes  leading  to the  stope  crosscut.  Boxholes  of  this  size  may  not be necessary.  There is also  potential  for  serious  mud rushes with this size of boxhole, particularly if water sweeping is used. Due to the low dip of the reef, stope floors must be swept clean after  blasting  otherwise  excessive gold loss will  occur.  The  proposed  stope is  designed  to  handle  the  water  used in water-sweeping,  but it will not totally prevent the occurrence of mud rushes of saturated fines from boxholes and orepasses. Conventional sweeping using shovels and  brooms is a safe and cost  effective  alternative.  Further,  boxhole  size should be re-evaluated in subsequent studies.

TMC proposed to develop  every  second  strike  gulley ahead of the face.  While slightly more expensive than the conventional means of advancing the gulleys, it has the distinct advantage of providing a forewarning of adverse reef moments or providing a stop point in face advance should stope grade become unpayable.  The proposed  stope design also leaves a two-metre wide crush pillar on the down dip side of the strike  gulleys.  It should be  geotechnically  determined  if these pillars could be eliminated by methodically roof-bolting the hanging wall.

TMC  designed the shafts to intersect  the  Kimberley  reef near the axis of the anticline in an area that, to date is indicated to be barren of  mineralization, yet proximal to the  higher-grade  material  indicated in Area 1. Behre  Dolbear agrees with this positioning, but notes that the true structure and grade of the reef system in this selected location requires further confirmation drilling.

Recommendations

In order to move the Area 1 resource  from an  indicated  to measured  category, additional  drilling is required to obtain a sufficiency  of reef  intersections within the expected long-range (300 metres) of the semi-variogram  model for the
Kimberley Reef.  Behre Dolbear and GeoActiv  recommended a multi-rig  program of approximately  22  holes,  totalling  20,000  metres,  of core  drilling  in the technical  report  focused on the northern  and the southern  portions of Area 1 where trends of higher grades are indicated.  The program is designed to provide several  results.  Firstly,  the drilling  will double the hole density in these portions from 500 metres x 500 metres to 250 metres x 250 metres,  ie within the
recommended  300  metres  x  300  metres  spacing,   enabling  a  more  reliable
geostatistical  examination of the two portions.  Secondly,  the infill drilling will  allow  the  historical  and new  drilling  to be  separately  taken as two equivalent  databases,  one for each portion,  and two independent  resource and geological  interpretations can be done for each portion.  Further,  the program will test the  north-northeast - south-southwest  deposition  trends,  providing enhanced data for subsequent  sedimentological  studies. The expected similarity of results  between these  databases will confirm a high degree of confidence in the  mineralization's  grade and continuity.  Thirdly,  the drilling should more definitively  outline the  structure of the reef portions in that area where the majority of Area 1 gold is indicated to occur.

Additional  drilling  is  planned  for  Area 2,  where  reportedly  at  least 15 additional  surface  boreholes are laid-out.  GeoActiv and Behre Dolbear believe that these extra holes should  "upgrade" the inferred  resource in Area 2 to the indicated category.

To enable mine  planning for the  Feasibility  Study,  it is critical  that test holes be drilled in the proposed shaft locations.  At present, the main focus is to develop Area 1. The  continuity of the  Kimberley  Reef (and the knowledge of
Witwatersrand  deposits in general)  provides  comfort  that the Area 1 resource will have the magnitude and grade described above.

The  palaeo-current  directions  as well as  "payshoot"  trends  observed in the
Burnstone project area clearly indicate the existence of two primary directions:
a) north-northeast to south-southwest and b) northwest to southeast.  Both these directions have played an integral part in the  sedimentary  and  mineralization processes  during  deposition of the Kimberley  Reef. It is important for future exploration to understand these processes. Resource estimation is very dependant on the  knowledge  and  understanding  of these  trends,  since they are used to assign  values to  potential  mining  blocks.  A detailed  study is necessary to ascertain  the  relative  importance  of  either  trend for  assigning  value in resource estimation. GeoActiv is of the opinion that in areas of close proximity to the east-westerly  striking Sugarbush Fault system,  the  northeast-southwest trend will be  significant,  whereas the  northwest-southeast  trend will become more  important  away to the southwest  and down-dip from this major  structural discontinuity.  The commonly used specific  gravity (SG) for the Kimberley  Reef rocks is 2.7 (Evander),  however, no actual SG measurements are available. It is
recommended   that  SG  measurements  be  undertaken  for  the  Kimberley  Reef, particularly for the apparently different facies.

In  subsequent  studies it is also  recommended  that a comparison  be made with other  operating  Kimberley  Reef mines  operating to determine the  appropriate
factors  of  waste  dilution  from  stopes  and  other  waste  sources,   survey
discrepancy  and  mine  call  factor.  Although  there is an  extensive  body of
metallurgical   data  on   Witwatersrand   ores,  there  has  been  no  specific
metallurgical  testing  done on the  Kimberley  Reef  material on the  Burnstone
Project.  It is recommended that sufficient  samples be collected to confirm the projected milling characteristics.  Finally, in order to expedite development of the project, it is recommended that baseline  environmental studies be conducted done in conjunction with planned exploration programs.

Exploration in 2003

A  20,000-metre  drilling  program was  initiated  in January  2003.  The US$1.5 million  program is designed to increase  the density of the  drilling and assay information to confirm the initial resource estimate for Area 1.

Work began in the southeastern  part of Area 1, and an interim resource estimate for this  "Southeast  Zone" of Area 1 was completed to illustrate the results of the drilling program to early April.  Drill hole spacing has been decreased from
800-1000  metres to about 350 metres,  representing  a 60%  increase in density.
Based on current and historic  drill hole  information,  it is estimated  that a measured  resource of 4.1 million tonnes at a grade of 18.25  grams/tonne at a 0 cm grams/tonne cut-off;  representing over 2.4 million ounces of gold, occurs in the  Southeast  Zone.  This is compared to an indicated  resource of 4.1 million tonnes at a grade of 19.6  grams/tonne,  containing  2.55 million ounces of gold that was  estimated  for the same area prior to the Great  Basin  drilling.  The
Southeast  Zone comprises only 30% of the total extent of Area 1. Deon Vermaakt,
Ph.D.,  Pr. Sci. Nat., is the  independent  qualified  person for GeoActiv (Pty)
Ltd. of South Africa,  which has estimated and categorized the mineral resources of the Burnstone  property for Great Basin, both prior to and as a result of the current  program,  using  mineral  industry  methods  as  required  by  Canadian
Securities regulatory standards found in NI 43-101.

When the  current  program is  completed,  an updated  estimate  of the  mineral resource  for all of Area 1 is  planned  as a  preface  to  commencing  detailed engineering studies leading to a feasibility study.  Additional drilling is also planned for Area 2, where an inferred mineral resource is currently outlined, as well as other prospects on the property and ancillary mineral holdings.

(3)      The Casino Property, Yukon, Canada

Great Basin owns a 100% working interest  (subject to 5% net profits royalty) in the Casino Property, a large tonnage low-grade  copper-gold-molybdenum  property located in northern Canada.  Due to the uncertainty of recovery of amounts spent acquiring and exploring  the Casino  Property,  Great Basin has written down the property  to a nominal  carrying  value of $1.00.  Great  Basin is not  actively exploring  this  property  because  management  believes that based on currently available  information  the  exploration  results  at  Ivanhoe  (see  above) and
Burnstone  indicate better  opportunity than that at Casino where the deposit is currently uneconomic.

Great Basin is continuing to monitor the economic  factors that might  favorably impact on  development  of this  project.  These  factors  include metal prices,
exchange   rates,   metallurgical   process   advances,   regional   power   and
transportation  developments and potential government incentives. As well, Great
Basin has  recently  entered  into and  option  agreement  regarding  the Casino
Property (see below).

Location and Access

The Casino porphyry gold-copper-molybdenum deposit is situated at 62 degrees 43'
north latitude and 138 degrees 49' west longitude.  It is located 306 kilometres
(190 miles) northwest of Whitehorse,  the capital of Yukon Territory,  Canada at an  elevation  of 1,200  metres  (3,935 feet) above mean sea level in the Dawson
Range.  The Alaska Highway is 120 kilometres (74 miles) to the southwest and the
Klondike Highway is 105 kilometres (65 miles) to the east.  Access to the Casino
Property is by wheeled  aircraft to the existing  property  landing strip; via a
224-kilometre  (139-mile)  winter tote road from  Burwash  Landing on the Alaska
Highway;  or via river  barge  along  the  Yukon  River  from  Dawson  City (200 kilometres  or 124 miles).  The Casino  Property  comprises  735 mineral  claims comprising 11,704 hectares (28,921 acres).  The setting of the property consists of  lightly  vegetated  hills  and a few low  mountains.  The  area has cold dry winters and warm dry summers.

Mineral Claims

The Casino  Property  comprises 161 mineral  claims,  comprising  2,318 hectares
(5,728 acres).  Cash in lieu was paid on 23 mineral claims in March 2003 and now are in good standing until 2004. The remaining claims are in good standing until
2005.

Property Geology

The deposit was discovered from geochemical, geophysical and geological surveys, indicating the presence of a large  copper-gold-molybdenum  geochemical  anomaly centered over a late Cretaceous breccia complex.  This has since become known as the Casino  breccia  complex.  The mineral  deposit  lies within an  unglaciated region of the Yukon  with a mature  topography  and deep  surficial  weathering.
Drilling  has shown that  there is a  vertical  zonation  in gold,  copper,  and molybdenum  within  the Casino  breccia  complex.  Zones  include  leached  cap, supergene (enriched) and hypogene (primary) zones of mineralization.  Geological logging of drill core has shown the presence of a large, typical  porphyry-type,
hydrothermal   alteration   facies   with   a   central   gold-copper   potassic
(potassium-feldspar-biotite-magnetite)  facies in the  Casino  breccia  complex.
Gold-copper-molybdenum  mineralization occurs within an approximately one square kilometre (0.386 square mile) area centered on Patton Hill.

Exploration

The Casino deposit is a bulk tonnage  porphyry  copper deposit with  significant gold and molybdenum  values.  The deposit area has not been eroded by glaciation and,  combined with the high degree of fracturing and  permeability in the rocks has resulted in deep  weathering  and  development  of distinct  mineral  zones.
Commencing  from surface,  the uppermost  zone is a leached gold zone from which most  of  the  copper  has  been  leached  away  by  descending  groundwater.  A copper-enriched,  supergene  gold-copper zone underlies the leached zone; copper from the leached zone was redeposited in the supergene zone. Below the supergene zone is the hypogene zone, which contains primary gold,  copper,  and molybdenum mineralization  that has not been  affected by surface  weathering  or supergene enrichment.

In 1991, Big Creek  Resources  Ltd. and Archer,  Cathro and Associates (a mining consulting  firm with common  principal and  shareholders of Big Creek) optioned the Casino Property from Casino Silver Ltd. In 1992, Archer,  Cathro commenced a drilling  program  with an  objective  of  establishing  the gold content of the deposit.  Drilling of 4,729 metres (15,515 feet) of large diameter HQ core in 21 vertical  holes was  completed  in the  central  portion  of the  known  mineral deposit,  primarily  filling between old drill holes. Due to larger sample size, better core recovery,  and improved assaying  methods,  significant gold, copper and molybdenum grades were verified over the area drilled.

During 1993,  Pacific  Sentinel  conducted an intensive,  large diameter diamond drilling program comprising 50,531 metres (165,785 feet) of drilling in 107 test holes on a systematic grid layout at 100 metre (330 foot) centers over a portion of the Casino Property.  The drilling program  confirmed that the Casino deposit measures approximately 792 metres (2,600 feet) north-south,  1,280 metres (4,200 feet)  east-west,  and  averages  354 metres  (1,160  feet)  thick.  Overburden, averaging 7.9 metres (26 feet) thick,  overlies an oxide gold zone that averages
70 metres (230 feet) in thickness.  Underlying the copper leached gold zone is a copper  enriched  supergene  blanket  averaging  60 metres (197 feet)  thick.  A primary  gold-copper-molybdenum  mineralized hypogene zone, averaging 233 metres
(764 feet) thick, lies below the supergene zone.

In 1994, Pacific Sentinel spent approximately $4.5 million completing an infill, delineation and geotechnical  drilling program on the Casino Property comprising
18,038 metres  (59,180 feet) of large  diameter  diamond  drilling in 108 holes.
Infill drilling verified the continuity of mineralization of the three principal zones.  Total drilling  conducted by Pacific  Sentinel on the Casino Property is
68,564 metres (224,947 feet) in 215 large diameter holes and the overall mineral deposit has been defined for the purpose of open pit mine planning. In addition, geotechnical  drilling  to  evaluate  pit  wall  stability  and  sites  for heap leaching,  tailings,  waste rock storage and plant facilities has been completed for mine engineering and design purposes.

Estimates of Mineralization

The Casino Property hosts a deposit with estimated measured mineralized material
(resource)  of 178 million  tonnes  (196  million  tons) at an average  grade of
0.303% copper,  0.376 g Au/tonne (0.011 oz. Au/ton) and 0.028% molybdenum.  This includes 61 million  tonnes (67 million  tons) of  supergene  sulphide  material grading 0.367% copper,  0.413 g Au/tonne,  (0.012 oz. Au/ton) 0.029%  molybdenum and 117 million  tonnes (129 million tons) of hypogene  material  grading 0.269%
copper, 0.356 g Au/tonne (0.010 oz. Au/ton) and 0.027% molybdenum.

Sampling and Analysis

This outline  summarizes the sampling and  analytical  procedures for drill core used by Great Basin and its predecessor  from 1992-1994,  including holes 93-144 through 94-358 and holes 92-123 through 92-143.  Information on holes drilled in
1969, 1970 and 1973 was compiled from sources believed to be reliable,  however, the sampling and analytical methods are generally not known.

Exploration targets were sampled by HQ (2.5 inch/6.35 cm diameter) core drilling and,  in places,  NQ (1.875  inch/4.76  cm) core.  The boxed core  samples  were transported  5 km by truck to a core logging  facility  where  geotechnical  and geological  logging,  sampling and quality control  designations  were done. The average recovery for 1993-94 core was 93.5%.  Average  recoveries within various zones were: hypogene 96.4%, supergene 92.4% and leached cap 89.0%.

Drill  core was  generally  sampled  over  geologically-defined  intervals,  the average width is 3.07 m. Core was sampled by mechanical splitting. The remaining half core was returned to the boxes and stored in racks at the site. The average length-wise  half-split provided 10 to 15 kg of material,  which was transported by charter  aircraft to  Whitehorse,  Yukon,  then by commercial  air freight to
Vancouver for delivery to the sample  preparation  laboratory.  In 1992-1993 the samples were prepared at Chemex Laboratories  (Chemex), now ALS Chemex, in North
Vancouver,  BC. In 1994,  all sample  preparation  was performed at CDN Resource
Laboratories Ltd., in Vancouver, BC.

Sample preparation work included: drying, weight determination, crushing to 60%, screening by 10 mesh (2 mm), and  pulverization  of a 250 gram sub-sample to 98%
passing  150 mesh  (0.106 mm). In 1994,  CDN also  inserted  standard  reference samples and took  duplicate a riffle split from the crushed  reject for analysis at a second laboratory.

Regular samples,  1992-1993 selected duplicate samples and 1994 random half-core replicate samples were analyzed at Chemex.  Selected duplicate samples from 1992 and 1993,  and random  duplicate  samples  from 1994,  were  analyzed  by Min-En
Laboratories (now Assayers Canada) in North Vancouver, BC.

Quality Control

The  additional  analyses  required  for this QAQC  program  exceeds  10% of the overall  analytical  results for drill core,  and is separate  from the internal procedures  used at the analytical  laboratories  themselves.  Five main samples types are recognized in this program:

MS - Regular or mainstream samples submitted for preparation and analysis at the primary lab. Comprises about 90% of total number of results.

ST  -   Mineralized   standard  or   reference   sample  pulps  of  known  metal
concentration,  prepared from mineralized  materials from the project site, e.g.
drill core rejects, underground or surface samples. About 1 in every 20 samples, or 5% of the total results.

DP - There were three sub-types of duplicate samples:

(a)  Lab-Lab - A second  split taken  randomly  from the coarse  sub-sample  for pulverization and analysis at a second lab. About 1 in every 20 samples, or
     5% of total results.

(b)  Selected - A second split taken,  usually based on grade, after the initial
     are  analytical  results  received.   These  samples  may  or  may  not  be
     re-numbered, and may be assayed at the primary, secondary, or other lab.

(c)  One-half Core  Replicates - A second split  consisting of the other half of the  drill  core  remaining  after the  first  split is taken.  They may be selected based on grade, or taken randomly,  and may be sent to the primary lab or a second lab for  analysis.  About 1 in every 20  samples,  or 5% of total results.

SD - Duplicates  of standard  reference  samples,  submitted  for analysis  with lab-lab  duplicates.  About 1 in every 20  duplicate  sample  (type  "a" and "c"
above), or 0.5% of the total results.

In 1992 and 1993,  the Casino QAQC program  consisted  of lab-lab and  inter-lab duplicates (type "b" above, selected by grade). These duplicates did not provide sufficient  information  to  properly  assess  the  accuracy  of the  analytical results. In 1994 two types of randomly selected duplicates,  with a frequency of about 1 in every 20 samples,  were analyzed.  Reject duplicates (type "a" above)
were  analyzed by Min-En from a duplicate  250 gram  sub-sample,  riffled out of crushed  reject  material  from the original  core sample.  In addition,  Chemex analyzed replicates derived from the remaining half-core in the same interval as the reject duplicate sample.

In early 1994, the first property standards were prepared from coarse drill core rejects from the 1992 and 1993 programs.  Four standards were prepared under the supervision  of Barry W.  Smee,  Consulting  Geochemist/Geologist.  These  are a
Hypogene  standard at cut-off grade,  a Mean  supergene  standard of oxide Au at cut-off grade,  a Mean oxide Au standard and a  Higher-grade  oxide Au standard.
The standards  were  submitted for analysis at the primary lab as  consecutively numbered  pulps  within  each batch of  mainstream  pulps in 1994,  and with the duplicate and replicate streams that year. Bondar-Clegg, North Vancouver, BC and
Acme Analytical Laboratories Ltd., Vancouver, BC did standard analyses.

Analytical Techniques

All samples were assayed for gold by 1 Assay Ton (AT) lead collection fire assay
(FA)  fusion  with an  atomic  absorption  spectroscopy  (AAS)  finish,  results reported in grams per tonne.  Molybdenum  content was  determined  by Aqua Regia digestion  with and AAS finish.  The Mo results  were  multiplied  by 1.6681 and reported as %MoS2 to correspond with the format of the pre-1992 data.

Copper  content  was  determined  by Aqua Regia  digestion  with and AAS finish.
Copper  results were  reported in percent (as Total Cu). In  addition,  selected samples  in 1994  from the  leached  cap,  supergene  zone and the upper 50 m of hypogene zone were composited  (2:1) and subjected to a two-stage leach process.
The initial leach was done using a filtered  solution from a weak (3%) sulphuric acid that  digested most copper oxide  minerals,  with the exception of cuprite, and then was analyzed for copper by AAS.  This result was  designated  weak acid soluble (WAS Cu). A second, stronger leach of 5% sulphuric acid combined with 2%
ferric sulphate,  digested up to 50% of the copper present as chalcocite without digesting a  significant  amount of the copper  present as  chalcopyrite  and/or bornite. This leachate,  designated moderate acid soluble (MAS Cu), was analyzed by AAS.

All samples  were also  analyzed for 32 elements by  Inductively-Coupled  Plasma
Atomic Emission Spectroscopy  (ICP-AES),  after Aqua Regia digestion of a 1 gram sample.

Sixteen samples from 1992 and 1993 drill core rejects were selected for metallic gold analysis.  All available pulp and reject was combined and  pulverized.  The plus 150 mesh fraction was screened out weighed and assayed.  The minus 150 mesh fraction  was rolled and 3 randomly  selected one assay tonne  sub-samples  were analyzed.  The  results  indicate it is  unlikely  that there is an  appreciable
"nugget" effect, caused by the presence of coarse gold particles.

Security of Samples

The sample  pulps are  currently  stored at a warehouse in the  Vancouver  area.
Drill core is stored at the site.

Environmental and Socioeconomic

An environmental  baseline program was initiated in July 1993 to investigate the environmental  aspects of the Casino Property and surrounding area. This program includes the  documentation of local  vegetation,  wildlife,  fish,  climate and hydrology. Overall project environmental impact is expected to be minimal. Great
Basin has not  encountered  any unusual  environmental  concerns  for the Casino
Property.  To date,  Great Basin's Casino  Property has not been affected by any
Aboriginal land claims.

Current Status

Grades of mineralization are sub-economic  based on current metal prices.  Great
Basin does not plan any further  work on the  property  unless and until  metals prices improve. There is no plant or equipment located on the Casino Property so no ongoing security or similar costs are anticipated. Exploration activities did not result in any significant environmental  disturbances and Great Basin is not aware of any environmental liability.

By  agreement  dated  May 2,  2000,  Great  Basin  granted  an  option to Alexis
Resources  Ltd.  ("Alexis")  whereby  Alexis can earn the right to  purchase  55 non-core claims for $1.00 on the 20th  anniversary of the option  agreement.  As consideration  for the option  granted,  Alexis will make all annual filing fees and assessment  work on 83 of Great Basin's  Casino claims not under option,  as well as the 55 under  option.  Alternatively,  Alexis may purchase the 55 claims for a one-time payment of $200,000 without further  obligation in respect of the
83 claims.  All  claims  are  currently  subject  to a 5% net  profits  interest accruing to a predecessor in title and should Alexis acquire the 55 claims, they would be subject to a further 5% net profits interest payable to Great Basin. By an agreement dated December 31, 2000, Great Basin consented to the assignment of the  option  interest  of Alexis  Resources  Ltd.  to  Wildrose  Resources  Ltd.
("Wildrose").

On March 25, 2002 and  subsequent  to year-end,  Great Basin allowed 574 mineral claims to lapse. A further 23 claims lapsed in March 2003. The remaining  claims are in good  standing  until 2005 and are  subject to the  Wildrose  maintenance agreement.

On July 15,  2002,  Great  Basin  agreed  to option  the  Casino  property  (the
"Property")  to CRS  Copper  Resources  Ltd.  ("CRS").  Under  the  terms of the agreement,  GBG has granted  CRS an option  ("the  Option") to purchase  100% of
Great Basin's  interest in the claims and interests  comprising the Property for
$1,000,000,  plus applicable taxes,  payable at the option of CRS in cash or CRS common shares,  providing that CRS shares are listed on the TSX Venture Exchange or another  recognized  exchange  (the  "Exchange").  CRS shares would be valued based on the 20 consecutive  trading-day  weighted average trading price for the
20-day  period  ending  four days  prior to the  delivery  of the  notice of the exercise of the Option,  and also  dependent on whether there has been a minimum average trading volume of 25,000 CRS shares per day for the 20-day period.

The Option may be exercised  at any time from the date of the  agreement to July
15,  2007,  subject to written  notice  and  confirmation  that the terms of the
Option  have  been  met.  If CRS  elects  to  terminate  the  agreement  without exercising  the  Option or allows  it to  lapse,  CRS must pay to Great  Basin a
"break fee" of $25,000,  plus applicable  taxes. CRS is required to make interim option  payments to Great Basin at the time that CRS is listed on an Exchange of
100,000 CRS shares plus warrants to buy another  100,000  shares for a period of two years at an exercise  price,  which  reflects  the maximum  discount for the prevailing CRS market price permitted by the policies of the Exchange,  and will issue a further such warrant on each anniversary date thereafter to a maximum of warrants to buy 300,000 CRS shares.  If CRS was not listed by December 31, 2002,
CRS was obligated to pay to Great Basin $50,000 plus applicable taxes in lieu of the 100,000 shares to keep the Option in good standing. The payment was received by Great  Basin in December  2002.  A further  $50,000  plus taxes is payable on
December 31, 2003 if CRS is not listed by that date.  Great Basin may  terminate the Option on or after  December 31, 2003,  unless the cash  payments  have been made,  in which  event the Option can be extended  to  accommodate  a listing no later than  December 31, 2004 (and  providing  that such a listing is continuous thereafter).

CRS has the right to conduct  exploration  work on or in respect of the Property at its cost,  or make  payments in lieu to keep the  Property  in good  standing during  the  period  of the  Option.  If the  Option  is  not  exercised  and is terminated,  CRS is required to pay Property  holding costs for a minimum period of two years from the effective date of termination.

In the event that the Option is  exercised  and the  decision is made to put the
Property into commercial  production,  CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

The  agreement is subject to net profits  royalty  agreements,  and the purchase agreement on a portion of the claims held by Wildrose Resources Ltd.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Great  Basin is  currently  an  expenditure-based  organization  whose  business strategy is to acquire,  explore and conduct  detailed  engineering and economic analysis of mineral  deposits which have large tonnage and multi-year  operation potential.  None of  Great  Basin's  currently  held or to be  acquired  mineral deposits  currently hosts mineralized  material which can be said to be "ore" or feasibly economic at current metals prices.

Under Great Basin's accounting  policies,  which are in accordance with Canadian
generally     accepted      accounting      principles,      exploration     and
corporate/administrative   expenses   are  written   off  yearly  and   property
acquisition  expenses  deferred (or  capitalized).  Such  acquisition  costs are written  off when Great  Basin  seeks to abandon a property  due to  exploration program  results that appear to warrant  abandonment or when it appears that the deferred  costs  may  not be  recoverable.  Acquisition  costs  and  exploration expenditures are usually financed through a combination of cash and common share issuances.

As an  expenditure-based  corporation,  Great Basin's  results of operations are often evaluated on an "event driven" basis.  Results of operations are difficult to quantify given that the product of these expenditures  relates to the nature, extent and  statistical  confidence  (primarily  from diamond drill  exploration programs) in a deposit's  size and  continuity.  It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that  results  are more  appropriately  measured by an  evaluation  of the minerals discovered and/or confirmed.  Great Basin's operating activities do not occur on a regular or periodic  basis and are subject to the economic  realities
of  metals  prices  and  equity   financing   conditions  for  natural  resource
exploration  issuers.  Accordingly,  it may not be meaningful to seek observable trends in financial  operating  statistics.  Although Great Basin  calculates an annual loss per share  (which has varied over a range of $0.13 to $0.37 over the last three fiscal  years),  Great Basin is of the view that its share price does not vary in accordance  with the loss per share  statistic  but,  rather,  Great
Basin share prices vary with the price of the  underlying  market for copper and gold, and the outlook for these metals.

Great  Basin's  financial  statements  are  prepared  on the basis  that it will continue as a going concern. Given that Great Basin has no source of significant revenue,  this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current  environment.  Great Basin can give no assurance that it will continue to be able to raise sufficient funds and should it be unable  to  continue  to do so,  may be  unable to  realize  on the carrying  value of its resource  project and the net  realizable  value could be materially less than Great Basin's  liabilities  with a potential for total loss to Great Basin shareholders.

Great Basin does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively  narrow band to the United States dollar  (US$1.00:Cdn$1.62  to $1.43) during these three years.
For additional details  respecting the five year historical  exchange rates, see
Item 3. Great Basin has not been significantly  affected by government economic, fiscal, monetary or political policies, and the outlook for Great Basin's assets primarily relate to the outlook for gold and copper. For information relating to the  historical  prices  for copper  and gold,  see "Item D, Trend  Information"
below.

Operating Results

Fiscal 2002 Compared with Fiscal 2001

The Company  recorded a loss of $5.52  million in fiscal 2002, a decrease from a loss of $9.07  million in the prior  year.  The main reason for the loss in 2001 was the write down of the Casino property.

Exploration  costs in 2002 have decreased in most  categories  from 2001. Of the
$3.34  million in  exploration  costs in 2002,  $2.59  million were on Burnstone
(2001 - Nil) and $0.83  million were on Ivanhoe  (2001 - $2.86  million).  Costs have  decreased  from the 2001  fiscal year  because  drilling  activities  were underway  at the  Ivanhoe,  Nevada  site at that time.  The main cost during the fourth quarter of fiscal 2002 was US$1.25 million (C$2.01 million) for an option payment to Southgold on the Burnstone property. A one-time reclamation provision of $83,288 to accrue the Company's  estimated future reclamation  obligations on the Ivanhoe Property was also part of exploration costs for the quarter (and the year).

New Canadian accounting standards requiring the Company to expense the estimated fair value of share options granted to  non-employees  (for example,  consulting geologists  and  engineers)  were also included in  exploration  expense for the quarter  (and the  year) to the  extent  that  share  options  were  granted  to exploration  personnel.  This new  accounting  standard  required the Company to charge the  non-cash  amounts of $134,748  to  exploration  expenses  (mainly to geological)  and  $239,879  to office and  administration  expenses  (note 6(c))
during the quarter and, accordingly, the year.

Conference  and travel costs are up over last year,  due to a greater  number of trips, and of greater distances, as a result of the Hecla negotiations in Nevada and the  Southgold  negotiations  in South  Africa.  The  Company  also  accrued advisory fees related to these two negotiations,  totalling  $464,000,  of which
$300,000  was related to the Ivanhoe  Property  and  $164,000 was related to the
Burnstone Property.  Shareholder communication costs increased in 2002, in part, due to a $94,000 fee for assistance with financing and promotion  overseas.  The increase in office and  administration  over fiscal 2001 is due primarily to the fair value of share options  ($239,879  note 6(c)) and increases in salaries and wages,  as well as increased  costs  related to more  activities by the Company.
Trust and filing costs also increased, due to increased regulatory costs overall and about $30,000 in stock exchange-related fees.

Fiscal 2001 Compared with Fiscal 2000

The loss for the year was $9.1  million,  comprised of a $5.6 million write down of the Casino Property and $3.5 million in expenses incurred during the year, of which $2.9  million  was on  exploration.  This is  compared  to a loss of $11.3 million in fiscal 2000, of which $10.2 million was on exploration.

Due to the extended  downturn in metals  market and the  Company's  intention to defer any further work until there is a sustained recovery in the economy and in metal prices, Great Basin wrote down the Casino property to $1 at year-end.

Interest income for the 2001 fiscal year was $364,125,  a decrease from $402,654 in 2000.  Interest  income during the fourth  quarter also  decreased to $48,787 from $67,986 in the previous  quarter.  Decreases are due to lower cash balances on deposit and lower interest rates.

Net expenses have  decreased in fiscal 2001 from fiscal 2000 (2001 - $3,509,614;
2000 - $11,305,645),  mainly related to a decrease in exploration  expenditures.
Administrative  expenses (excluding interest income) have also decreased in 2001 from the prior year (2001 - $966,665; 2000 - $1,556,520),  but have increased in the fourth quarter over the third quarter (Dec 31 2001 - $234,131; Sept 30, 2001
- $150,187).

In terms of administration,  the main differences were a decrease in the cost of office and  administration,  from $531,524 in 2000 to $140,885 in 2001; salaries and  benefits,  from  $477,746  in 2000 to  $320,446  in 2001;  and  shareholder communications,  from $190,893 in 2000 to $81,192 in 2001.  Legal accounting and audit expenses increased from $155,464 in 2000 to $306,038 in 2001, and some are related to  litigation  proceedings  associated  with claims by US Fidelity  and
Guaranty Company against Touchstone Resources (see Legal below) as well as legal costs pertaining to the acquisition of additional  property.  Exploration  costs have decreased  overall and in all categories in 2001. The main exploration cost continued to be drilling,  but this  expenditure  decreased to  $1,155,733  from
$6,152,644 because 11 holes (4,810 m) were drilled in 2001 compared to 144 holes
(44,826 m) in 2000.

The  other  major  exploration  cost in 2001  was  geological.  Geological  work included  planning  the  2001  drilling  program  as well as  core  logging  and interpretation  activities associated with it during the first three quarters of the year,  re-logging of a number of holes  throughout the property in the third quarter that indicates  additional  exploration  potential on the property,  and detailed interpretation and modeling of the mineralization within the high-grade veins which lead to the  announcement  of a resource  estimate  and  preliminary economic  assessment for the  Clementine-Gwenivere  and South Gwenivere veins in the fourth quarter.

Environmental,  socio-economic  and land fees remained about the same in 2001 as in 2000, as studies toward permitting for an underground  access and exploration program were  initiated  during the year,  all  previously  acquired  ground was maintained,  and  additional  claims  were  acquired in the third  quarter.  The
Company also continued to contribute toward reclamation  activities at site.

B.   Liquidity and Capital Resources

Overview

Historically  Great  Basin's  sole source of funding has been the sale of equity securities  for cash  primarily  through  private  placements  to  sophisticated investors and institutions. Great Basin also issued common share capital in each of fiscal  years 2000 to 2002  pursuant  to  private  placement  financings  and exercise  of  warrants  and/or  options.  Great  Basin's  access to  exploration financing when it is not transaction  specific is always uncertain.  Great Basin has no assurance of continued access to significant equity funding.

In February 2002, the accelerated expiry provision price of the then-outstanding
2,500,000  share purchase  warrants was achieved,  and in March 2002,  2,007,000 share  purchase  warrants  were  exercised for net proceeds of  $2,007,000.  The remaining 493,000 share purchase warrants expired unexercised.

In June 2002, the Company completed a private  placement  financing of 5,616,612 units for net proceeds of approximately $7.7 million. Each unit consisted of one common share and one common share  purchase  warrant  exercisable at $1.65 until
June 3, 2003, subject to an accelerated expiry provision.  The Company's working capital and the proceeds from these financings were used to maintain the Ivanhoe property and monitor programs by Hecla Mining Company (approximately  $420,000), maintain the Casino property,  and to assess new  opportunities for the Company.
The remainder was used for administration and working capital.

In August 2002, the Company completed a private  placement  financing of 125,715 units at a price of $1.65 per unit with sophisticated investors and institutions outside of Canada.  Each unit is  comprised  of one common  share and one common share  purchase  warrant  exercisable  at $1.85 for 16 months.  The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the
TSX Venture Exchange for ten consecutive days at or above $2.78.

At December 31, 2002,  Great Basin had working  capital of  approximately  $13.2 million, as compared to $6.4 million at December 31, 2002, and is debt free. The
Company had approximately 46.8 million common shares issued and outstanding.  On
June 28,  2002,  the Company  received  shareholder  approval  to  increase  the authorized share capital from 100 million to 200 million common shares.

In January 2003, the Company completed a brokered private placement financing of
5,600,000  units at a price of $1.80 per unit.  Each unit was  comprised  of one common  share and one half of a common share  purchase  warrant  exercisable  at
$1.80 per common share until January 30, 2004.

Financial Instruments

Great Basin financed its activities from 1998 through 2002 primarily through the issuance of equity shares through private and public  distributions.

Great Basin keeps its financial instruments  denominated in Canadian dollars and does not engage in any hedging  operations  with  respect to currency or in-situ minerals.  Funds that are excess to Great Basin's  current needs are invested in government  of Canada or like debt  obligations  and other  short term near cash investments pending the need for the funds.

Great Basin does not have any material commitments for capital expenditures and, accordingly,  can remain somewhat flexible in gearing its exploration activities to the  availability  of funds.  As of the  fiscal  2002 year end,  Great  Basin estimates that the cost of maintaining its corporate  administrative  activities at  approximately  $140,000 per month. As at December 31, 2002,  Great Basin had working  capital of $13.2  million,  which  management  believes  is adequate to ensure continued viability.

C.   Research Expenditures

Great Basin is a resource expenditure based corporation and,  accordingly,  does not  have a  program  of  intellectual  property  development  or  patenting  or licensing issues.

D.   Trend Information

As a natural resource exploration company, Great Basin's activities are somewhat cyclical as metals prices have  traditionally been cyclical in nature. The trend for gold  prices  over the past few years has been  negative,  but in early 2002 there have been some price  improvements and widely read business  journals vary in their  predictions for the gold price.  Copper is a metal used extensively in the housing and automotive  industries;  demand for copper varies  directly with general  economic  conditions.  Although  Great  Basin's  management is not in a position  to  forecast  economic  trends,  Great  Basin  does not  anticipate  a significant change in the price of copper in the near term. Great Basin believes it has  sufficient  funds to carry a minimum  level of activity for the next two years,  which  may  provide  a  period  of time to seek  additional  sources  of financing.

The gold market improved  steadily in 2002. The gold price hit US$300/oz in May, and  reached  as high as  US$320/oz  by the end of the  year.  The up trend  has continued in 2003,  with gold reaching over US$370/oz in January,  while in May, the price of gold is in the US$350/oz range. ITEM 6 Directors, senior management and employees

E.      Critical Accounting Policies

Mineral property interests

The Company defers mineral property acquisition costs on a  property-by-property basis.  Exploration  expenditures  and  option  payments  incurred  prior to the determination of the feasibility of mining  operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to  increase  production,  or to  extend  the life of  existing  production  are capitalized.  Such acquisition costs and deferred  development  expenditures are amortized and  depreciated  over the estimated life of the property,  or written off to operations if the property is abandoned, allowed to lapse, or if there is little  prospect of further work being  carried out by the Company or its option or joint venture partners.

The effect of a change in accounting  policy would cause deferrals to be charged to operations, increasing net losses and loss per share, in the period.

Going concern

The  financial  statements  are  prepared  on the basis  that the  Company  will continue  as a going  concern.  If the  Company  is unable  to  obtain  adequate additional  financing,  the Company will be required to curtail  operations  and exploration  activities.  The financial  statements do not reflect  adjustments, which could be material,  to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

A.       Directors and Senior Management

Name, Position and                                             Period a Director of the           Shares Beneficially
Place of Residence                                             Issuer                          Owned or Controlled(1)
------------------                                             ------------------------        ----------------------

Robert George Hunter(3)                                        Since January 11, 1989                  608,708 Shares
Co-Chairman of the Board and Director
Vancouver, BC, Canada

Robert Allan Dickinson (2)                                     Since May 27, 1986                      781,522 Shares
Co-Chairman of the Board and Director
Lions Bay, BC, Canada

Ronald William Thiessen                                        Since October 25, 1993                  259,531 Shares
President, Chief Executive Officer and Director
West Vancouver, BC, Canada

Jeffrey Robert Mason                                           Since February 8, 1994                  551,500 Shares
Chief Financial Officer, Corporate Secretary and Director
Vancouver, BC, Canada

David James Copeland                                           Since February 8, 1994                  308,250 Shares
Director
Vancouver, BC, Canada

Scott Dibblee Cousens                                          Since March 25, 1993                    150,172 Shares
Director
Vancouver, BC, Canada

T. Barry Coughlan                                              Since February 20, 1998                  13,114 Shares
Director
Vancouver, BC, Canada

Andrew F.B. Milligan (5)                                       Since June 30, 1999                      Nil
Director
Vancouver, BC, Canada

David S. Jennings                                              Since June 21, 2001                      180,400 Shares
Director
Bowen Island, BC, Canada

Walter T. Segsworth                                            Since January 21, 2003                   Nil
Director
Alamo, CA, USA

(1)    The  information as to shares  beneficially  owned or controlled has been furnished by insiders and is as of April 30, 2003.

(2)    62,663 shares are held indirectly in the name of United Mineral  Services
       Ltd.,  and  290,659  shares  are held in the  name of  491038  B.C.  Ltd, companies controlled by Robert A. Dickinson.

(3)    These  shares  are  held in the  name of  455501  B.C.  Ltd.,  a  company controlled by Robert G. Hunter.

(4)    As of  April 30,  2003,  the total  beneficial  security  holdings of the current  directors  and officers are 2,853,197  shares (which  represents approximately  5.4% of the current  issued and  outstanding  shares) plus
       4,913,400 options.

(5)    Mr.  Milligan  is  Chairman  of Quest  Investment  Corporation  ("Quest",
       formerly  Stockscape.com   Technologies  Inc.),  the  previous  owner  of
       Touchstone  which is now a subsidiary of Great Basin,  which owns 510,500 common shares of Great Basin.

Principal Occupation of Current Management of Great Basin

ROBERT A. DICKINSON, B.Sc., M.Sc. - Co-Chairman of the Board and Director

Robert  A.  Dickinson  is an  economic  geologist  who  serves  as a  member  of management of several mineral  exploration  companies,  primarily those for whom
Hunter Dickinson Inc. provides  services.  He holds a Bachelor of Science degree
(Hons.  Geology)  and a Master of  Science  degree  (Business  Administration  -
Finance) from the University of British Columbia.  Mr. Dickinson has been active in mineral  exploration over 36 years. He is a director of Hunter Dickinson Inc.
He is also  President and Director of United  Mineral  Services  Ltd., a private investment company.

Mr.  Dickinson is, or was within the past years,  an officer and/or  director of the following public companies:  Amarc Resources Ltd.,  Director  (April 1993 to present),  Co-Chairman (September 2000 to present), President (September 1995 to
September 2000),  Chief Financial Officer (September 1995 to September 1998) and
Chief Executive Officer  (September 1998 to  September2000);  Anooraq Resources
Corporation, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000),  Chief Financial Officer
(September 1996 to February 1999) and Chief Executive Officer  (February 1999 to
September 2000);  Farallon  Resources  Ltd.,  Director  (July 1991  to present),
Co-Chairman   (September 2000   to   present)   and  Chief   Executive   Officer
(December 1995 to September 2000);  Great Basin Gold Ltd., Director (May 1986 to
present),  Co-Chairman  (September 2000  to  present),  President  (May 1986  to
September 2000),  Chief Executive  Officer  (November 1998  to  September 2000),
Chief  Financial   Officer   (May 1986  to  June 1998);   Continental   Minerals
Corporation (formerly Misty Mountain Gold Limited),  Director  (November 1995 to
February 2001),   Co-Chairman   (September 2000  to  February 2001),   President
(November 1995  to  September 2000),   Chief  Financial  Officer  (June 1993  to
June 1998),  Chief Executive  Officer  (June 1998 to  September 2000);  Northern
Dynasty Minerals Ltd., Director (June 1994 to present),  Chief Executive Officer
(May 1997  to  November  2001),  and  Co-Chairman  (November  2001 to  present);
Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko
Mines Limited, Director (January 1991 to present),  Co-Chairman  (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer
(January 1991  to  November 1998),  Chief Executive  Officer  (November 1998  to
September 2000),  (including  Co-Chairman and Director of Gibraltar Mines Ltd. a
private  mining  company,  which is a wholly  owned  subsidiary  of Taseko Mines
Limited).

ROBERT G. HUNTER - Co-Chairman of the Board and Director

Robert G. Hunter for the past several years has been active as a mining promoter headquartered  in Vancouver  and  continues to be active in the mining  business although  he is now  semi-retired.  Mr.  Hunter  does  not  have  any  technical credentials  in mining,  but through his years as a  businessman  and  insurance executive  developed a network of venture  capitalists in the mining field.  Mr.
Hunter has served as a director of a number of publicly  traded  companies.  Mr.
Hunter is a director of Hunter Dickinson Inc.

Mr. Hunter is, or was within the past years,  an officer and/or  director of the following  public  companies:  Amarc  Resources  Ltd.,  Director  (April 1993 to
present),  Co-Chairman  (September 2000  to present),  Chairman  (April 1993  to
September 2000) and Chief Executive Officer  (September 1995 to September 1998);
Anooraq Resources  Corporation,  Director  (April 1996 to present),  Co-Chairman
(September 2000 to present),  Chairman  (September 1996  to September 2000)  and
Chief Executive  Officer  (September 1996  to  February 1999);  Great Basin Gold
Ltd.,  Director  (January 1989  to  present),   Co-Chairman  (September 2000  to
present),  Chairman  (January 1989 to  September 2000),  Chief Executive Officer
(January 1989 to November 1998); Farallon Resources Ltd., Director (July 1991 to
December 1993  and  August 1994  to  present),  Co-Chairman  (September 2000  to present) and Chairman  (December 1994 to September 2000);  Continental  Minerals
Corporation (formerly Misty Mountain Gold Limited),  Director  (November 1995 to
present),  Co-Chairman  (September 2000  to Feb. 2001),  Chief Executive Officer
(November 1995 to June 1998),  Chairman  (June 1998 to September 2000;  February
2001 to  present);  Northern  Dynasty  Minerals  Ltd.,  Director  (June 1996  to
present),  Chairman  (October 1996 to November 2001), and Co-Chairman  (November
2001 to present);  Taseko Mines  Limited , Director  (January 1991  to present),
Co-Chairman    (September2000   to   present),    Chairman   (January 1993   to
September 2000)  and Chief Executive  Officer  (February 1991  to November 1998)
(including  Co-Chairman  and Director of Gibraltar  Mines Ltd., a private mining company,  which is a wholly  owned  subsidiary  of Taseko  Mines  Limited);  ADI
Technologies Inc.,  Director  (March 1987 to present);  and Majestic Gold Corp.,
Chairman and Director (March 1987 to present).

RONALD W. THIESSEN, C.A. - President, Chief Executive Officer and Director

Ronald W. Thiessen is  accredited  as a public  accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several  publicly-traded  mineral exploration  companies.  Mr.
Thiessen is employed by Hunter  Dickinson Inc., a company  providing  management and administrative services to several publicly-traded  companies and focuses on directing corporate development and financing activities.  He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies:  Amarc Resources Ltd.,  Director  (September 1995 to
present),  President and Chief  Executive  Officer  (September 2000 to present);
Anooraq Resources Corporation,  Director (April 1996 to present),  President and
Chief Executive Officer  (September 2000 to present);  Farallon  Resources Ltd.,
Director  (August  1994 to  present),  President  and  Chief  Executive  Officer
(September 2000 to present);  Great Basin Gold Ltd.,  Director  (October 1993 to
present),  President and Chief  Executive  Officer  (September 2000 to present);
Continental  Minerals  Corporation   (formerly  Misty  Mountain  Gold  Limited),
Director  (November  1995 to present),  President  and Chief  Executive  Officer
(September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief
Executive  Officer  (November  2001  to  present),  Director  (November  1995 to
present);   Rockwell  Ventures  Inc.,  President  and  Chief  Executive  Officer
(November  2000 to present);  Taseko Mines  Limited,  Director  (October 1993 to
present),  President and Chief  Executive  Officer  (September 2000 to present),
(including Director of Gibraltar Mines Ltd., a private mining company,  which is a wholly owned  subsidiary of Taseko Mines Limited.);  Casamiro  Resource Corp.,
President and Director (February 1990 to August 2002).

JEFFREY R. MASON, C.A. - Chief Financial Officer, Secretary and Director

Jeffrey R. Mason  holds a Bachelor of Commerce  degree  from the  University  of
British  Columbia  and  obtained  his  Chartered  Accountant  designation  while
specializing  in  the  mining,   forestry  and  transportation  sectors  at  the
international  accounting firm of Deloitte & Touche.  Following  comptrollership positions at an international  commodity mercantilist and Homestake Mining Group of companies  including  responsibility  for North American Metals Corp. and the
Eskay Creek  Project,  Mr. Mason has spent the last several years as a corporate officer  and  director  to  a  number  of  publicly-traded  mineral  exploration companies.  Mr.  Mason is also  employed  as Chief  Financial  Officer of Hunter
Dickinson Inc. and his principal  occupation is the financial  administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr.  Mason is, or was within the past  years,  an officer and or director of the following  public  companies:  Amarc  Resources  Ltd.,  Secretary  and  Director
(September 1995 to present),  Treasurer  (September 1995 to September 1998)  and
Chief  Financial  Officer   (September 1998   to  present);   Anooraq  Resources
Corporation,  Director  (April 1996 to present),  Treasurer  (September 1996  to
February 1999),  Chief Financial Officer  (February 1999 to present),  Secretary
(September 1996 to present);  Farallon Resources Ltd., Secretary  (December 1995
to present),  Chief Financial  Officer  (December 1997  to present) and Director
(August 1994  to present);  Great Basin Gold Ltd.,  Director  (February 1994  to
present),   Secretary   (February 1994  to  present),  Chief  Financial  Officer
(June 1998 to present),  Treasurer  (February 1994  to  June 1998);  Continental
Minerals   Corporation   (formerly  Misty  Mountain  Gold  Limited),   Secretary
(November 1995  to  present),  Treasurer  (November 1995  to  June 1998),  Chief
Financial  Officer  (June 1998 to present) and Director  (June 1994 to present);
Northern  Dynasty  Minerals  Ltd.,  Secretary  (June 1996 to present),  Director
(June 1996  to  present),   Chief  Financial  Officer  (June 1998  to  present),
Treasurer  (May 1997 to  June 1998);  Rockwell  Ventures Inc.,  Chief  Financial
Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary
(March 1994 to present),  Chief Financial  Officer  (November 1998  to present),
Director (March 1994 to present),  and Treasurer  (March 1994 to November 1998), and  (including  Chief  Financial  Officer,  Secretary and Director of Gibraltar
Mines Ltd., a private  mining  company,  which is a wholly owned  subsidiary  of
Taseko Mines Limited).

SCOTT D. COUSENS - Director

Scott D. Cousens  provides  management,  technical and  financial  services to a number of publicly  traded  companies.  Mr. Cousens' focus for the past 14 years has been the development of relationships  within the  international  investment
community.   Substantial   financings  and  subsequent   corporate  success  has
established  strong ties with North American,  European and Asian investors.  In addition to financing initiatives he also oversees the corporate  communications programs for the public companies which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past years,  an officer and/or director of the following public companies:  Amarc Resources Ltd.,  Director  (September 1995 to
present); Anooraq Resources Corporation, Director (March 1994 to September 1994)
and   (September 1996   to   present);   Farallon   Resources   Ltd.,   Director
(December 1995  to  present);  Great Basin Gold Ltd.,  Director  (March 1993  to
present);   Continental  Minerals  Corporation  (formerly  Misty  Mountain  Gold
Limited),  Director  (June 1994 to present);  Northern  Dynasty  Minerals  Ltd.,
Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

DAVID J. COPELAND, P.Eng. - Director

David J.  Copeland is a geological  engineer who  graduated in economic  geology from the University of British Columbia.  With over 30 years of experience,  Mr.
Copeland  has  undertaken  assignments  in  a  variety  of  capacities  in  mine exploration,  discovery and  development  throughout the South Pacific,  Africa,
South  America and North  America.  His  principal  occupation  is President and
Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services.  He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies:  Amarc Resources Ltd.,  Director  (September 1995 to
present);  Anooraq Resources Corporation,  Director (September 1996 to present);
Farallon Resources Ltd., Director  (December 1995 to present);  Great Basin Gold
Ltd.,  Director  (February 1994 to present);  Continental  Minerals  Corporation
(formerly  Misty Mountain Gold  Limited),  Vice-President,  Project  Development
(June 1995 to February 1996  and June 1997 to June 1998) and Director  (November
1995 to  present);  Northern  Dynasty  Minerals  Ltd.,  Director  (June 1996  to
present);  Taseko Mines Limited,  Director  (January 1994 to present) (including
Director of Gibraltar  Mines Ltd., a private mining  company,  which is a wholly owned  subsidiary of Taseko Mines Limited);  Casamiro  Resource Corp.,  Director
(February 1995 to August 2002).

T. BARRY COUGHLAN, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past
23 years has been involved in the financing of publicly  traded  companies.  His principal  occupation  is  President  and  Director of TBC  Investments  Ltd., a
private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the  following  companies:  Farallon  Resources  Ltd.,  Director  (March 1998 to
present);  Great Basin Gold Ltd.,  Director  (February 1998 to present);  Taseko
Mines Limited,  Director (February 2001 to present); AMS Homecare Inc. (formerly
Canoil Exploration Corporation),  Director (November 2001 to present);  Casamiro
Resource Corp.,  Director (February 1995 to August 2002);  Tri-Alpha Investments
Ltd.,  President,  Chief Executive  Officer and Director (June 1986 to present);
and Icon Industries Ltd.,  (formerly Ghana Goldfields  Ltd.),  President,  Chief
Executive Officer and Director (September 1991 to present).

DAVID S. JENNINGS, Ph.D - Director

Mr.  Jennings is an economic  geologist  and  executive  and holds a Bachelor of
Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology
Degree from McMaster University.

Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies:  Anooraq Resources Corporation,  Director (September
1996 to present);  Farallon  Resources  Ltd.,  Director  (July 1991 to present),
President (July 1991 to September 2000),  Chief Financial  Officer (June 1996 to
December 1997); Great Basin Gold Ltd.,  Director (June 2001 to present);  Quartz
Mountain  Resources  Ltd.,  President,  Chief  Executive  Officer  (May  1988 to
present),  Director (August 1986 to present); B.A.S.M. Resources Corp., Director
(June 1994 to January  16,  1998);  Cornucopia  Resources  Ltd.,  Vice-President
Exploration  (September  1991 to March  1996),  Director  (June  1986 to January
1999);  Continental Minerals Corporation (formerly Misty Mountain Gold Limited),
Director (June 1998 to February 2001); Taseko Mines Limited,  Director (November
4, 1998 to February 2001); and Zim-Gold Resources Ltd.,  Director (April 1995 to
January 16, 1998).

ANDREW F.B. MILLIGAN - Director

Andrew Milligan has M.B.E. (Military) and M.A. degrees in economics from Glasgow
University. Mr. Milligan's background includes sixteen years as an economist and administrator in the aerospace industry, three years as the general manager of a manufacturing business and thirteen years as a management  consultant,  prior to becoming an executive of junior resource and other publicly traded  companies in
1981.  Since that time, he has helped to build one company into an international conglomerate  with  interests  in fashion,  cosmetics,  tourism and film,  taken another from  mineral  exploration  to gold  production,  and a third  through a transition from mineral  exploration  into merchant  banking and resource equity investments.

Mr. Milligan is, or was within the past years, an officer and/or director of the following public companies:  Carlin Resources Corp.,  Chairman (November 1994 to
June 1997), Director (November 1994 to January 1998); Cornucopia Resources Ltd.,
Director  (November 1986 to April 2000),  President and CEO  (September  1991 to
April 2000);  Great Basin Gold Ltd.,  Director (June 1999 to present);  Lysander
Mining Corporation, Director (December 1986 to present); Quest Investment Corp.,
Director  (July 2002 to present);  Stockscape  Technologies  Inc.,  Chairman and
Director  (April 2000 to July  2002);  Valerie  Gold  Resources  Ltd.,  Director
(December 2002 to present);  Skye Resources  Inc.,  President and Director (June
1981 to present).

WALTER T. SEGSWORTH, P.Eng. - Director

Walter T. Segsworth has been an active and respected member of the international mining  industry for over 30 years. He has an excellent track record in employee safety,  environmental excellence and turn around production situations.  During
Mr.  Segsworth's  tenure as President,  Chief Operating  Officer and Director at
Homestake Mining Company,  the Company set a 125 year gold production record and its operating  costs reached 25 year lows. Mr.  Segsworth is a past Director and
Chairman  of the Mining  Associations  of Canada and British  Columbia,  and was
voted  British  Columbia  Mining  Industry  Person of the Year in 1996.  He is a
member of the Canadian  Institute of Mining,  Metallurgy and Petroleum and until recently,  was part of the  Mining  Curriculum  Advisory  Board of the  Michigan
Technological University, from which he earned his degree in Mining Engineering.

Mr.  Segsworth is, or was within the past years,  an officer and/or  director of
the   following   public   companies:   Cumberland   Resources,   Director  (May
2002-present),  Expatriate  Resources Ltd.,  Director  (February  2001-present),
Great Basin Gold Ltd. Director (January 2003-present); Homestake Mining Company,
President,  COO (April 1999 - February 2002),  Director (February  2001-December
2001);  Homestake Canada, Inc.,  President,  CEO, and Director (April 1998-April
1999); Newhawk Gold Mines Ltd., Director (April  1998-September  1999); Novagold
Resources Inc.,  Director (May 2002-November  2002); Prime Resources Group Inc.,
President,  CEO  and  Director  (April  1998-December  1998);  UEX  Corporation,
Director  (March  2002-Present);  Westmin  Resources  Ltd.,  President,  CEO and
Director (May 1990-January 1998).

B.   Compensation

Executive Compensation

During Great Basin's financial year ended December 31, 2002 the aggregate direct remuneration paid or payable to Great Basin's directors and senior officers (who provide management  services) by Great Basin and its subsidiaries,  all of whose financial  statements are consolidated  with those of Great Basin, was $538,963.
The  direct  remuneration  paid or  payable to  Company's  directors  and senior officers  by  subsidiaries  of Great Basin whose  financial  statements  are not consolidated with those of Great Basin was $538,963.

Ronald W.  Thiessen,  President  and Chief  Executive  Officer,  is the sole the current  "Named  Executive  Officer"  of Great  Basin  for the  purposes  of the following disclosure.

The compensation paid to the Named Executive Officers during Great Basin's three most recently completed financial years is as set out below:

                                              SUMMARY COMPENSATION TABLE

                                      Annual Compensation                 Long Term Compensation
                                --------- --------- ------------ ----------------------------- -----------
                                                                            Awards              Payouts
                                                                 --------------- ------------- -----------
                                                                                  Restricted
                                                       Other       Securities     Shares or
                                                      Annual     Under Options/   Restricted   LTIP         All Other
  Name and Principal             Salary    Bonus    Compensation  SARs Granted   Share Units    Payouts    Compensation
       Position          Year     ($)       ($)         ($)           (#)            ($)          ($)          ($)
------------------------ ------ --------- --------- ------------ --------------- ------------- ----------- ------------

Ronald W. Thiessen       2002   62,599    100,000         0        368,900                          0
Chief Executive
Officer, President       2001   28,607         0          0        300,000(1)          0            0            0
Director                 2000   52,360         0          0              0             0            0            0

(1)    These stock options were granted on January 9, 2001 at an exercise  price of $0.96 per share and expire on January 10, 2006. On October 4, 2001 the exercise  price of these  options was  repriced  to an exercise  price of
       $0.63 per share.

Share Options

The share options  granted to the Named  Executive  Officer during the financial year ended December 31, 2002, were as follows:

        OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                                                               Market Value of
                                                                                  Securities
                          Securities       % of Total                              Underlying
                         Under Options    Options Granted   Exercise of Base    Options on the
                            Granted       to Employees in         Price          Date of Grant
Name                           (#)         Financial Year      ($/Security)       ($/Security)     Expiration Date
----                    --------------    ---------------   ----------------   ----------------    ---------------

Ronald W. Thiessen          259,900            6.2%               $1.70              $1.70        December 30, 2003
                            109,000            2.6%               1.17               1.15         December 20, 2007

The share options  exercised  during the financial year ended December 31, 2002, and the  values  of such  options  and  rights  at the end of such  year were as follows:

      AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
                                                                                              Value of Unexercised
                                                                        Unexercised Options   in the-Money Options
                          Securities Acquired      Aggregate Value           at FY-End              at FY-End
                              on Exercise             Realized                  (#)                    ($)
Name                              (#)                    ($)                Exercisable            Exercisable
----                      -------------------      ---------------      -------------------    -------------------

Ronald W. Thiessen              70,000                 57,400                 598,900               $407,640

No share options were amended on behalf of the Named  Executive  Officer  during the financial year ended December 31, 2002

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment  contracts  between Great Basin and the Named  Executive
Officer.  There are no compensatory  plans or  arrangements  with respect to the
Named Executive Officer resulting from the resignation,  retirement or any other termination  of employment  of the officer's  employment or from a change of the
Named Executive Officer's responsibilities following a change in control.

Security Holdings of Insiders who are Management (as at April 30, 2003)

                                                          As a percentage of the common
                                 Shares owned or         shares outstanding at April 30,     Number of Options Held
Name of Insider              beneficially controlled                  2003                         by Insider
---------------              -----------------------     ------------------------------      ----------------------

Robert G. Hunter                        608,708                      1.2%                          669,000
Robert A. Dickinson                     781,522                      1.5%                          668,900
Ronald W. Thiessen                      259,531                      0.5%                          598,900
Jeffrey R. Mason                        551,500                      1.1%                          668,900
David J. Copeland                       308,250                      0.5%                          668,900
Scott D. Cousens                        150,172                      0.3%                          668,900
T. Barry Coughlan                        13,114                     0.02%                           65,000
Andrew F.B. Milligan(1)                       0                        0%                           36,000
David S. Jennings                       180,400                      0.3%                          668,900
Walter T. Segsworth                           0                        0%                          200,000
                                      ---------                      ---                         ---------

Total                                 2,853,197                      5.4%                        4,913,400
                                      =========                      ===                         =========

(1)    Excludes  510,500 million shares held by Quest  Investment Corp. of which
       Mr. Milligan is a director and represents but does not control.

Securities Held By Insiders

As at April 30,  2003,  the  directors  and  officers  of Great  Basin and their affiliate held as a group, directly and indirectly,  own or control an aggregate of 2,853,197  common  shares  (5.4%) and hold  options to acquire an  additional
4,913,400 common shares. To the knowledge of the directors and officers of Great
Basin,  as at such date,  there  were no  persons  exclusive  of  directors  and officers holding more than 10% of the issued common shares.

C.   Board Practices

All directors were  re-elected at the June 28, 2002 annual  general  meeting and have a term of office expiring at the next annual general meeting of Great Basin to be held on June 19, 2003.  All officers  have a term of office  lasting until their removal or replacement by the Board of Directors.

There are no arrangements  under which directors were compensated by Great Basin and its subsidiaries during the financial year ended December 31, 2002 for their services  in their  capacity  as  directors  and  consultants  except  as herein disclosed.  For the year ended December 31, 2002,  Great Basin  compensated  its directors  directly  for  management  services  by paying them an  aggregate  of
$538,963,  including $89,508 paid to a private  engineering  management  company owned by David J. Copeland for engineering services provided during the year.

Andrew F.B.  Milligan,  T. Barry Coughlan and Walter T. Segsworth are members of the Company's audit  committee.  The audit committee is elected  annually by the directors  of Great  Basin at the first  meeting of the board  held after  Great
Basin's annual general meeting.  Its primary function is to review the financial statements  of the Company  before they are submitted to the board for approval.
The audit  committee  is also  available  to assist the board if  required  with matters  relating to the  appointment  of the Company's  auditor and the overall scope and  results of the audit,  internal  financial  controls,  and  financial
information  for  publication   for  various   purposes.   The  Company  has  no
remuneration or nomination committee.

D.   Employees

At  April  30,  2003,  Great  Basin  had  no  direct  employees.  Great  Basin's administrative  and  exploration  functions are primarily  administered  through
Hunter Dickinson Inc. (see Item 7).

E.   Share Ownership

As at April 30, 2003 an  aggregate of  6,787,100  shares have been  reserved for issuance pursuant to Great Basin's Share Incentive Plan,  described below, which reserves up to 8,195,000 shares for issuance.

(a)  Incentive Options

                                         Number of
Optionholder                              Shares       Exercise Price  Date of Grant          Expiry Date
------------                          ------------     --------------  -------------          -----------

Directors and Officers of the            1,849,400         $1.70       May 24, 2002           December 30, 2003
Corporation and its Subsidiaries         2,030,000         $0.96       January 9, 2001        January 10, 2006
                                            30,000         $0.97       June 26, 2001          June 26, 2003
                                             1,000         $0.55       September 11, 2001     September 11, 2003
                                           963,000         $1.17       December 11, 2002      December 20, 2007
                                            40,000         $1.17       December 11, 2002      December 11, 2004
                                      ------------
                                         4,913,400
                                      ------------

Employees and Consultants                  259,900         $1.70       May 24, 2002           December 30, 2003
                                          641,3001         $1.17       December 11, 2002      December 30, 2003
                                           198,000         $1.17       December 11, 2002      December 20, 2004
                                           109,000         $1.17       December 11, 2002      December 20, 2007
                                           300,000         $1.80       January 31, 2003       January 31, 2005
                                            10,500         $0.90       June 11, 2001          June 11, 2003
                                           300,000         $0.63       November 20, 2001      January 10, 2006
                                            50,000         $0.63       December 18, 2001      November 21, 2003
                                             5,000         $0.75       December 18, 2001      December 27, 2003
                                      ------------
                                         1,873,700
                                      ------------
                                         6,787,100
                                      ============

1 Repriced from $1.70 on December 11, 2002.

(b)  Share Incentive Plan

Amendment to  Share Option Plan

In order to provide incentive to directors,  officers employees,  management and others who provide services to Great Basin to act in the best interests of Great
Basin,  management of Great Basin proposes that shareholders  amend its existing share option plan. The share option plan was approved by  shareholders  at Great
Basin's annual and  extraordinary  general meeting held on June 28,  2002. Under the new share option plan,  subject to  shareholder  approval,  (the "Plan"),  a total of 10,500,000  shares of Great Basin will be reserved for share  incentive options to be granted at the  discretion  of Great Basin's board of directors to eligible  optionees  (the  "Optionees").  As at April 30, 2003,  an aggregate of
8,195,000 were available  under the Plan, of which  6,787,100 were  outstanding.
There remain only a further 1,108,500 available to grant.

The TSXV policies permit up to 20% of issued and outstanding  shares be reserved for issuance as share  incentive  options under a Plan.  Twenty percent of Great
Basin's issued and outstanding shares as at April 30, 2003 is 10,538,872 shares.

The number of shares  reserved for issuance under the Plan requires  shareholder and TSXV approval.  Shareholders will be asked to approve an ordinary resolution of disinterested  shareholders that 9,800,000 shares be reserved for issuance to
Optionees under the Plan.

Eligible Optionees

Under the  policies of TSXV,  to be eligible  for the issuance of a stock option under  the Plan an  Optionee  must  either  be a  director,  officer,  employee, consultant or an employee of a company providing management or other services to
Great Basin or its subsidiary at the time the option is granted.

Options  may  be  granted  only  to  an  individual  or  to a  company  that  is wholly-owned  by  individuals  eligible  for an option  grant.  If the option is granted to a  non-individual,  Great Basin must provide TSXV with an undertaking that it will not  permit  any  transfer  of its  securities,  nor issue  further securities,  to any other  individual or entity as long as the  incentive  stock option remains in effect without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)    all   options   granted   under   the   Plan   are   non-assignable   and
       non-transferrable and for a period of up to ten years;

(b)    for stock options granted to employees or service providers (inclusive of management company employees),  Great Basin must ensure that the proposed
       Optionee is a bona fide  employee  or service  provider  (inclusive  of a management  company  employee),  as the case may be, of Great Basin or of any of its subsidiaries;

(c)    if an Optionee  ceases to be  employed  by Great  Basin  (other than as a result of  termination  with  cause) or  ceases to act as a  director  or officer of Great Basin or a subsidiary of Great Basin, any option held by such  Optionee  may be  exercised  within  90 days  after  the date  such
       Optionee  ceases to be employed as an officer or director or, as the case may be,  or  within  30 days  if the  Optionee  is  engaged  in  investor relations  activities  and  ceases to be  employed  to  provide  investor relations activities;

(d)    the minimum  exercise  price of an option granted under the Plan must not be less than the  Discounted  Market Price (as defined in the policies of
       TSXV); and

(e)    no Optionee can be granted an option or options to purchase  more than 5%
       of the outstanding listed shares of Great Basin in a one year period.

Great Basin will obtain "disinterested" shareholders' approval (described below)
if:

(i)    the number of options  granted to Insiders of Great Basin  exceeds 10% of
       Great Basin's outstanding listed shares; or

(ii)   the aggregate number of options granted to Insiders of Great Basin within a one year period exceeds 10% of Great Basin's outstanding listed shares;
       or

(iii)  the  number of  options  granted to any one  Insider  and such  Insider's associates  within  a  one  year  period  exceeds  5%  of  Great  Basin's outstanding listed shares; or

(iv)   Great  Basin is  decreasing  the  exercise  price of  options  previously granted to Insiders.

Disinterested Shareholder Approval

For  purposes  of this  resolution  an  aggregate  of  2,853,197  shares held by insiders  and their  associates  (as  defined  in the  Securities  Act  (British
Columbia))  will not be voted at the Meeting.  However,  if this resolution does not pass by disinterested  shareholder  approval then a second vote will be held where insiders and their  associates will be permitted to vote on the resolution and the plan will be adopted subject to the  restrictions set out in (i) to (iv)
above.

"Insider"  means a director  or senior  officer of Great  Basin,  a director  or senior  officer a company that is an insider or  subsidiary  of Great  Basin,  a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all  outstanding  voting shares  of  Great  Basin,  or Great  Basin  itself  if it  holds  any of its own securities.

"Disinterested  Shareholder  Approval"  means the  approval by a majority of the votes  cast by all  shareholders  of Great  Basin at the  shareholders'  meeting excluding  votes attached to listed shares  beneficially  owned by "Insiders" of
Great Basin (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

"Ordinary Resolution" is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Recommendation

Great  Basin  is of the  view  that  the  Plan  provides  Great  Basin  with the flexibility  necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the Plan will be available for  inspection at the Meeting.  The board of directors  will also have the  authority  to amend the Plan to  reduce,  but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

The TSXV requires  that each company  listed on the exchange have a stock option plan and  accordingly,  the  replacement  of the existing Plan is recommended to ensure  compliance  with the policies of the TSXV.  This Plan is very similar to the circumstances under which Great Basin has granted options in the past.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Great  Basin's  securities  are recorded on the books of its  transfer  agent in registered form, however, the majority of such shares are registered in the name of  intermediaries  such as brokerage  houses and  clearing  houses on behalf of their respective  brokerage clients,  and Great Basin does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge,  Great Basin is not directly or  indirectly  owned or controlled by a corporation  or  foreign  government.  As of April  30,  2003,  Great  Basin had authorized  200,000,000 common shares without par value of which 52,624,364 were issued and outstanding.

Subsequent  to year-end,  on January 30, 2003,  Great Basin  completed a private placement of 5,600,000 Units at a price of $1.80 per unit. Each Unit consists of one common share and one half of one common share purchase  warrant.  Each whole warrant  entitles  the holder to purchase an  additional  common  share at $1.80 until January 30, 2004.

As of April 30,  2003,  directors  and  officers  of Great  Basin as a group (10 persons)  owned or controlled  an aggregate of 2,853,197  shares (5.4%) of Great
Basin, or 7,766,597 shares (14.8%) on a diluted basis.

Under  the  British  Columbia  Securities  Act,  insiders  (generally  officers, directors,  holders of 10% or more of Great Basin's shares) are required to file insider  reports of changes in their ownership in the first 10 days of the month following  a trade in Great  Basin's  securities.  Copies  of such  reports  are available  for  public  inspection  at  the  offices  of  the  British  Columbia
Securities  Commission,  701 West  Georgia Street,  Vancouver,  British Columbia
V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities  Commission
web site (www.bcsc.bc.ca).

As of April 30, 2003, there were 1,119 registered shareholders of record holding a total of 52,624,364 common shares of Great Basin. To the best of Great Basin's knowledge  there were 774  registered  shareholders  of record  with  registered addresses in Canada, 331 shareholders of record with registered addresses in the
United States and 14 shareholders  of record with registered  addresses in other countries  holding  approximately  41,890,206  (79.6%),  10,560,866  (20.1%) and
173,492 (0.3%) of the outstanding common shares, respectively. Shares registered in  intermediaries  were  assumed to be held by residents of the same country in which the clearing house was located.

B.   Related Party Transactions

No director or senior  officer,  and no associate or affiliate of the  foregoing persons,  and no  insider  has or has  had  any  material  interest,  direct  or indirect, in any other transactions, or in any other proposed transaction, which in either such case has  materially  affected or will  materially  affect  Great
Basin or its  predecessors  during the year ended  December 31, 2002,  except as follows:

(a)  Arrangements with Hunter Dickinson Inc.

Great Basin does not have full-time management or employees.  These services are provided  to  Great  Basin  by  Hunter  Dickinson  Inc.  ("HDI")  pursuant  to a geological and  administrative  services  agreement dated for reference December
31, 1996.  HDI is one of the larger  independent  mining  exploration  groups in
North  America  and as of April 15, 2003  employs or retains on a  substantially
full-time   basis,   15    geoscientists    (of   which   6   are   professional
geoscientists/P.Geo.,  3 are geological  engineers/P.Eng.  and 2 are Ph.D.s),  2 licensed  professional mining and 1 mechanical engineers (P.Eng.), 8 accountants
(including 4 Chartered  Accountants and 1 Certified Management  Accountant and 1
Certified  General  Accountant) and 15  administrative  staff. It has supervised mineral exploration projects in Canada (British Columbia,  Manitoba, Ontario and
Quebec) and  internationally in Brazil,  Chile, USA (Nevada and Alaska),  Mexico
and South  Africa.  HDI  allocates  the costs of staff input into  projects like
Ivanhoe based on time records of involved personnel. HDI also incurs third-party costs on behalf of Great Basin,  for which HDI is entitled to reimbursement on a full  cost-recovery  basis.  The shares of HDI are owned  equally by each of the participating  corporations  (including Great Basin) as long as HDI services are being provided however such participant  surrenders its single share at the time of termination of the "Services  Agreement"  described  below. HDI is managed by the directors of Great Basin and who are generally the controlling  directors of the other corporate participants in the arrangements with HDI.

During the fiscal year ended  December  31,  2002,  Great Basin paid  $1,027,802
(2001 - $1,173,389) to HDI for services rendered, or costs incurred on behalf of
Great Basin, by HDI pursuant to this Agreement.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8   Financial information

A.   Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements" and pages 2-3.

Legal Proceedings

The Company is not involved in any  litigation or legal  proceedings  and to the
Company's knowledge,  no material legal proceedings involving the Company or its subsidiaries are to be initiated against the Company.

Dividend Policy

The Company has not paid any  dividends on its  outstanding  common shares since its  incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Great  Basin are being  retained  for  exploration  of its
Projects.

B.   Significant Changes

There have been no significant changes to the accompanying  financial statements since December 31, 2002, except as follows:

(a)  An  account  payable  in the  amount of  $1,414,434  was  settled by a cash payment in January 2003.

(b)  In  January  2003,  the  Company  completed  a brokered  private  placement financing of 5,600,000 units at a price of $1.80 per unit. See Item 5B.

ITEM 9   THE OFFER AND LISTING

A.   Offer and Listing Details

Trading Markets

TSX VENTURE:  GBG - Trading in Canadian Dollars

                                       High         Low
                                        ($)         ($)
                                       ----        ----
Annual
2003  (to April 30, 2003)              2.08        1.30
2002                                   2.26        0.80
2001                                   1.42        0.38
2000                                   2.12        2.02
1999                                   3.00        0.86
1998                                   2.55        0.48
1997                                   2.25        0.40
1996                                   3.75        1.46

By Quarter
Calendar 2000
   First Quarter                       2.63        2.49
   Second Quarter                      2.26        2.15
   Third Quarter                       2.04        1.99
   Fourth Quarter                      1.53        1.49

Calendar 2001
   First Quarter                       1.42        0.66
   Second Quarter                      1.11        0.65
   Third Quarter                       0.97        0.38
   Fourth Quarter                      1.05        0.50

Calendar 2002
   First Quarter                       1.45        0.80
   Second Quarter                      2.26        1.15
   Third Quarter                       1.85        1.05
   Fourth Quarter                      2.04        0.90

Calendar 2003
   First Quarter                       2.08        1.30

Monthly
April 2003                             1.58        1.30
March 2003                             1.57        1.30
February 2003                          1.80        1.45
January 2003                           2.08        1.58
December 2002                          2.04        1.04
November 2002                          1.25        0.92
October 2002                           1.25        0.90
September 2002                         1.73        1.05

NASDAQ:  GBGLF - Trading in United States dollars

                                       High         Low
                                        ($)         ($)
                                       ----        ----
Annual
2003  (to April 30, 2003)              1.29        0.87
2002                                   1.58        0.51
2001                                   0.80        0.30
2000                                   1.45        1.36
1999                                   2.09        0.56
1998                                   1.88        0.31
1997                                   0.73        0.13
1996                                   1.50       19/32

By Quarter
Calendar 2000
   First Quarter                       1.84        1.70
   Second Quarter                      1.57        1.47
   Third Quarter                       1.38        1.31
   Fourth Quarter                      1.01        0.95

Calendar 2001
   First Quarter                       0.80        0.38
   Second Quarter                      0.75        0.36
   Third Quarter                       0.55        0.36
   Fourth Quarter                      0.65        0.31

Calendar 2002
    First Quarter                      0.90        0.51
    Second Quarter                     1.58        0.73
    Third Quarter                      1.19        0.66
    Fourth Quarter                     1.28        0.57

Calendar 2003
    First Quarter                      1.29        0.89

Monthly
April 2003                             1.08        0.90
March 2003                             1.09        0.89
February 2003                          1.18        0.95
January 2003                           1.29        1.04
December 2002                          1.28        0.64
November 2002                          0.79        0.58
October 2002                           0.80        0.57
September 2002                         1.12        0.71

B.   Plan of Distribution

Not applicable.

C.   Markets

The shares of Great  Basin  have  traded in Canada on the TSX  Venture  Exchange
(formerly  the  TSX  Venture  Exchange  and  successor  to the  Vancouver  Stock
Exchange)  since  November  6, 1987,  (symbol-GBG).  From  December 14,  1990 to
February 9,  1999,  Great Basin's  shares traded on the National  Association of
Securities  Dealers Automated  Quotation System (NASDAQ).  On February 9,  1999,
Great Basin's shares ceased trading on NASDAQ and since February 10,  1999 Great
Basin's shares have traded on the OTC-BB (symbol-GBGLF).

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.   Share Capital

Great  Basin's share  capital  consists of one class only,  namely common shares without par value,  of which  200,000,000  shares are  authorized and 46,861,364 common shares  without par value are issued and  outstanding  as of December 31,
2002 and  52,624,364  outstanding  as at April 30,  2003.  The notes to  audited financial statements, which accompany this Annual Report, provide details of all share  issuances  effected  by Great  Basin and the net  proceeds  for the three previous fiscal years. There are no shares of Great Basin that are held by or on behalf of Great  Basin.  There  have been no changes  in the  classification  of common shares  (reclassifications,  consolidations,  reverse splits or the like)
within the previous five years. All common shares of Great Basin rank pari passu for the payment of any dividends and  distributions  in the event of a windup. A summary of Great Basin's  dilutive  securities  (convertible or exercisable into common shares) is as follows:

(a)  Warrants

The following share purchase  warrants are outstanding as of April 30, 2003. All warrants were issued as part of a unit private placement  comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants            Exercise Price                  Expiry Date
---------------            --------------                  ------------
5,616,612(1)                   $1.65                       June 3, 2003
1,000,000(2)                   $1.55                       August 2, 2004
2,800,000(3)                   $1.80                       January 30, 2004
  125,715(4)                   $1.85                       December 27, 2003
  504,000(5)                   $1.80                       January 30, 2004

Notes:

(1)  Each Warrant is exercisable  into one Share of Great Basin. The expiry date of these warrants will be accelerated if the closing price of the Company's shares is $2.50 or  greater  for a period of 10  consecutive  trading  days following  October 3, 2002,  then the warrant  holders will have 45 days to exercise their warrants.

Other Potential Share Issuances

A summary of Great Basin's diluted share capital as follows:

Issued as of April 30, 2003                                           52,624,364
Options outstanding                                                    6,787,100
Warrants outstanding                                                  10,046,327
                                                                      ----------
Fully diluted at April 30, 2003                                       69,457,791
                                                                      ==========

See Item 6E for information regarding Great Basin's Share Incentive Plan.

B.   Memorandum and Articles of Association

Great  Basin's  corporate   constituting   documents   comprising   Articles  of
Association and Memorandum are registered with the British Columbia Registrar of
Companies under  Corporation  No. 436691.  A copy of the Articles of Association and Memorandum were filed as an exhibit with Great Basin's initial  registration statement on Form 20F.

Objects and Purposes

Great  Basin's   Memorandum  of   Incorporation   and  Articles  of  Association
("Articles")  do  not  specify  objects  or  purposes.  Under  British  Columbia corporate law (the British  Columbia  Company Act or herein  "BCCA"),  a British
Columbia  corporation  generally  has all the legal powers of a natural  person.
British  Columbia  corporations  may  not  undertake  certain  limited  business activities such as operating as a trust company or railroad without  alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Great Basin's Articles do not specify a maximum number of directors (the minimum under  British  Columbia  law for a public  company  is  three).  The  number of directors is fixed annually by shareholders at the annual  Shareholders  meeting
and  all   directors   are  elected  at  that  time,   there  are  no  staggered
directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially  interested after disclosing in writing such  interest.  Directors'  compensation  is not a matter  on which  they  must abstain.  Directors must be of the age of majority  (18),  and meet  eligibility criteria including being mentally competent,  not an undischarged  bankrupt,  no fraud related convictions in the previous five years and a majority of directors must be  ordinarily  resident in Canada.  There is no mandatory  retirement  age either under Great Basin's Articles or under the BCCA.

Directors'  borrowing powers are not generally restricted where the borrowing is in Great Basin's best interests, but the directors may not authorize Great Basin to provide financial assistance for any reason where Great Basin is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Great Basin in order to qualify as directors.

The  Articles  specify  that the  number  of  directors  shall be the  number of directors  fixed by  shareholders  annually,  or the  number  that are  actually elected at a general shareholders meeting. The number of directors is determined annually by  shareholders at the annual  Shareholders  meeting and all directors are elected at that time.  Under the Articles the directors are entitled between successive  annual general meeting to appoint one or more  additional  directors but not more than  one-third of the number of directors  fixed at a shareholders or actually elected at the preceding  annual  shareholders'  meeting.  Directors automatically  retire at the  commencement  of each  annual  meeting  but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly  interested in a proposed  contract or transaction with Great Basin, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would  conflict with his duty or interest as a director,  shall declare in writing the nature and extent of such interest in such contract or  transaction.
A director  shall not vote in respect of any such contract or transaction if the company in which he is  interested  and if he should  vote his vote shall not be counted but shall be counted in the quorum  present at the  meeting.  Similarly, under the BCCA  directors  are  obligated  to abstain  from voting on matters in which they may be financially  interested  after fully disclosing such interest.
Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Changes to Rights of Common Shareholders

Changes to the Articles and  memorandum of Great Basin  require a  shareholders/
"special  resolution"  being a  resolution  passed  by not less  than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including  amalgamation with another company,  sale of substantially all of Great Basin's assets,  redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75%
approval but  generally  also give rise to a dissent right which is the right to be paid  the fair  value of the  stockholder's  shares  in cash if the  required special resolution is actually passed and Great Basin elects to proceed with the matter  notwithstanding  receipt of dissent notices.  A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Great Basin.

Shareholders Meetings

Shareholders  meetings  are  governed  by the  Articles  of Great Basin but many important  shareholder  protections  are also  contained in the  Securities  Act
(British Columbia) and the BCCA. The Articles provide that Great Basin will hold an annual shareholders'  meeting, will provide at least 21 days' notice and will provide  for  certain  procedural  matters  and rules of order  with  respect to conduct of the  meeting.  The  Securities  Act (British  Columbia)  and the BCCA
superimpose  requirements  that  generally  provide that  shareholders  meetings require not less than a 60 day notice period from initial public notice and that
Great Basin  makes a thorough  advanced  search of  intermediary  and  brokerage
registered   shareholdings   to   facilitate   communication   with   beneficial
shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders,  The form and content of information  circulars  and  proxies  and  like  matters  are  governed  by  the
Securities  Act  and  the  BCCA.  This  legislation   specifies  the  disclosure
requirements for the proxy materials and various corporate  actions,  background information  on the nominees for election for director,  executive  compensation paid in the  previous  year and full  details of any unusual  matters or related party transactions. Great Basin must hold an annual shareholders meeting open to all  shareholders  for  personal  attendance  or by proxy at each  shareholder's determination.  The meeting must be held within 13 months of the previous annual shareholders  meeting and must present audited statements which are no more than
180 days old at such meeting.

Shares Fully Paid

All Great Basin  shares  must,  by  applicable  law, be issued as fully paid for cash, property or services. They are, therefore,  non-assessable and not subject to further calls for payment.

Redemption

Great Basin has no redeemable securities authorized or issued. Therefore,  Great
Basin has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive  rights applicable to Great Basin which provide a right to any person to  participate  in  offerings  of Great  Basin's  equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Great Basin participate  rateably in any net profit or loss of Great  Basin  and  shares  rateably  any  available  assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no  limitations  under  Great  Basin's  Articles or in the BCCA on the right of persons who are not  citizens of Canada to hold or vote common  shares.
(See also "Exchange Controls".)

Dividends

Dividends  may be  declared  by the Board out of  available  assets and are paid rateably to holders of common shares. No dividend may be paid if Great Basin is, or would thereby become, insolvent.

Voting Rights

Each Great Basin share is entitled to one vote on matters to which common shares ordinarily  vote  including  the annual  election of directors,  appointment  of auditors and  approval of  corporate  changes.  There are no  cumulative  voting rights applicable to Great Basin.

Change in Control

Great Basin has not implemented any shareholders'  rights or other "poison pill"
protection  against  possible   take-overs.   Great  Basin  does  not  have  any
agreements, which are triggered by a take-over or other change of control. There are no  provisions  in its  articles  triggered  by or  affected  by a change in outstanding  shares  which  gives  rise to a change  in  control.  There  are no provisions in Great Basin's  material  agreements  giving  special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Great Basin do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Great Basin's shareholders.  There are no requirements under British Columbia corporate  law to report  ownership of shares of Great Basin but the  Securities
Act (British  Columbia)  requires  disclosure of trading by insiders  (generally officers,  directors and holders of 10% of voting  shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Great Basin and governs matters typically  pertaining to public securities such as continuous  quarterly financial  reporting,  immediate disclosure of material changes,  insider trade reporting,  take-over protections to ensure fair and equal  treatment of all  shareholders,  exemption  and resale rules  pertaining  to  non-prospectus  securities  issuances  as well  as  civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Great Basin shareholders  regardless of residence have equal rights under this legislation.

Subsidiaries

Great Basin operates  directly and through its  wholly-owned  Nevada  subsidiary
Great Basin Gold Inc.  and Antler Peak Gold Inc.  and Rodeo Creek Gold Inc.  are
wholly-owned Nevada  subsidiaries of Great Basin Gold Inc. Touchstone  Resources
Company is a wholly-owned subsidiary of Rodeo Creek Gold Inc.

These  companies have  constituting  documents  ordinary to such  single-purpose corporations.

C.   Material Contracts

Great Basin's material contracts are:

(a)  Geological  Management and  Administration  Services  Agreement with Hunter
     Dickinson Inc.  dated for reference  December 31, 1996 filed with Form 20-F for  fiscal  year 1999  filed on March 30,  2000 (See Item 7  "Interest  of
     Management in Certain Transactions");

(b)  The  agreement  with  Hecla  described  in Item 4  respecting  the  Ivanhoe property.

(c)  The agreement  with  Southgold  Exploration  (Proprietary)  Limited and its shareholders respecting the Burnstone Property described in Item 4.

D.   Exchange Controls

Great Basin is a Province of British Columbia,  Canada corporation.  There is no law or governmental  decree or regulation in Canada that restricts the export or import of capital,  or affects the  remittance of  dividends,  interest or other payments to a non-resident  holder of Common Shares,  other than withholding tax requirements.  Any such  remittances  to United  States  residents are generally subject  to  withholding  tax,  however  no such  remittances  are likely in the foreseeable future. See "Taxation", below.

There is no limitation  imposed by the laws of Canada or by the charter or other constituent  documents of Great Basin on the right of a non-resident  to hold or vote its common  shares,  other than as  provided in the  Investment  Canada Act
(Canada)  (the  "Investment  Act").  The  following  discussion  summarizes  the material  features of the  Investment  Act for a  non-resident  who  proposes to acquire a controlling number of Great Basin's common shares. It is general only, it is not a substitute  for  independent  advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.  Great Basin does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders  due to a number of factors  including the nature of its operations and Great Basin's relatively small capitalization.

The  Investment  Act  generally  prohibits   implementation  of  a  "reviewable"
investment  by  an  individual,   government  or  agency  thereof,  corporation,
partnership,  trust or joint venture (each an "entity") that is not a "Canadian"
as defined in the  Investment Act (i.e. a  "non-Canadian"),  unless after review the  Director of  Investments  appointed  by the  minister  responsible  for the
Investment  Act is satisfied  that the investment is likely to be of net benefit to Canada.  The size and nature of a  proposed  transaction  may give rise to an obligation  to notify the Director to seek an advance  ruling.  An investment in
Great Basin's  common shares by a  non-Canadian  (other than a "WTO Investor" as that term is defined in the  Investment  Act and which  term  includes  entities which are  nationals of or are  controlled  by nationals of member states of the
World Trade Organization) when Great Basin was not controlled by a WTO Investor, would be reviewable  under the Investment Act if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance  with the  regulations  promulgated  under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds  that the  investment  related to Canada's  cultural  heritage or national  identity,  regardless  of the value of the assets of Great  Basin.  An investment  in the Common Shares by a WTO Investor,  or by a  non-Canadian  when
Great Basin was  controlled  by a WTO Investor,  would be  reviewable  under the
Investment Act if it was an investment to acquire control of Great Basin and the value of the  assets  of Great  Basin,  as  determined  in  accordance  with the regulations  promulgated under the Investment Act, was not less than a specified amount,  which for 2000 exceeds Cdn$192  million.  A non-Canadian  would acquire control  of  Great  Basin  for  the  purposes  of  the  Investment  Act  if  the non-Canadian  acquired a majority of the Common Shares.  The acquisition of less than a majority but  one-third or more of the Common Shares would be presumed to be an acquisition of control of Great Basin unless it could be established that, on the  acquisition,  Great  Basin was not  controlled  in fact by the  acquiror through the ownership of the Common Shares.

The foregoing  assumes Great Basin will not engage in the  production of uranium or own an  interest in a producing  uranium  property in Canada,  or provide any financial  service  or  transportation  service,  as the rules  governing  these businesses are different.

Certain  transactions  relating  to the Common  Shares  would be exempt from the
Investment Act, including

(a)  an acquisition  of the Common Shares by a person in the ordinary  course of that person's business as a trader or dealer in securities,

(b)  an acquisition of control of Great Basin in connection with the realization of security granted for a loan or other financial  assistance and not for a purpose related to the provisions of the Investment Act, and

(c)  an  acquisition  of  control of Great  Basin by reason of an  amalgamation, merger,  consolidation  or  corporate  reorganization  following  which the ultimate  direct or indirect  control in fact of Great  Basin,  through the ownership of the Common Shares, remained unchanged.

E.   Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following  summarizes the material  Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder
(in this summary,  a "U.S.  Holder") who, (a) for the purposes of the Income Tax
Act (Canada) (the "Tax Act"),  is not resident in Canada,  deals at arm's length with Great Basin,  holds the Common Shares as capital  property and does not use or hold the  Common  Shares  in the  course of  carrying  on,  or  otherwise  in connection  with,  a  business  in  Canada,  and  (b) for  the  purposes  of the
Canada-United States Income Tax Convention,  1980 (the "Treaty"),  is a resident solely of the United  States,  has never been a resident of Canada,  and has not held or used  (and does not hold or use)  Common  Shares  in  connection  with a permanent  establishment or fixed base in Canada. This summary does not apply to traders  or dealers  in  securities,  limited  liability  companies,  tax-exempt entities,  insurers,  financial  institutions  (including  those  to  which  the mark-to-market  provisions  of the Tax Act apply),  or any other U.S.  Holder to which special considerations apply.

This summary is based on the current  provisions  of the Tax Act  including  all regulations thereunder,  the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative  practices of the Canada Customs and
Revenue Agency. It has been assumed that all currently proposed  amendments will be enacted as proposed  and that there will be no other  relevant  change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial,  U.S., state or  other  foreign  income  tax law or  practice.  The tax  consequences  to any particular  U.S.  Holder will vary  according to the status of that holder as an individual,  trust, corporation,  partnership or other entity, the jurisdictions in which that holder is subject to  taxation,  and  generally  according to that holder's particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends  paid or deemed to be paid to a U.S.  Holder  by Great  Basin  will be subject to Canadian  withholding tax. Under the Treaty,  the rate of withholding tax on dividends paid to a U.S. Holder is generally  limited to 15% of the gross amount  of  the  dividend  (or  5% if  the  U.S.  Holder  is a  corporation  and beneficially owns at least 10% of Great Basin's voting shares). Great Basin will be required to withhold the  applicable  withholding  tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S.  Holder is not  subject  to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable  Canadian  property" to the holder thereof and the U.S. Holder is not  entitled  to relief  under the  Treaty.  A Common  Share will be taxable
Canadian  property  to a U.S.  Holder  if,  at any  time  during  the 60  months preceding the disposition,  the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together  owned, or had rights to acquire,
25% or more of Great Basin's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian  property,  and who might  therefore be liable for Canadian  income tax under the Tax Act,  will generally be relieved from such  liability  under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.  Management of Great Basin  believes that the value of Great
Basin's Common Shares is not currently  derived  principally  from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The  following is a discussion  of material  United  States  federal  income tax consequences,  under  current law,  generally  applicable  to a U.S.  Holder (as hereinafter  defined) of common shares of Great Basin.  This discussion does not address  all  potentially  relevant  federal  income tax matters and it does not address  consequences  peculiar  to persons  subject to  special  provisions  of federal  income tax law,  such as those  described  below as  excluded  from the definition of a U.S.  Holder.  In addition,  this  discussion does not cover any state,  local or foreign tax  consequences.  (see  "Taxation -  Canadian Federal
Income Tax Consequences" above). Accordingly, holders and prospective holders of common  shares of Great Basin should  consult  their own tax advisors  about the specific  federal,  state,  local,  and  foreign  tax  consequences  to  them of purchasing,  owning and  disposing of common  shares of Great Basin,  based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986,  as amended (the  "Code"),  Treasury  Regulations,  published  Internal
Revenue Service ("IRS") rulings,  published  administrative positions of the IRS and court decisions that are currently applicable,  any or all of which could be materially and adversely  changed,  possibly on a retroactive basis, at any time and which are subject to differing  interpretations.  This  discussion  does not consider the potential  effects,  both adverse and  beneficial,  of any proposed legislation  which,  if  enacted,  could be applied,  possibly on a  retroactive basis, at any time.

U.S. Holders

As used herein,  a "U.S.  Holder" means a holder of common shares of Great Basin who is a citizen or individual  resident of the United States,  a corporation or partnership created or organized in or under the laws of the United States or of any  political  subdivision  thereof,  an estate  whose income is taxable in the
United  States  irrespective  of  source  or a  trust  subject  to  the  primary supervision  of a court within the United  States and control of a United States fiduciary as described  Section  7701(a)(30) of the Code.  This summary does not address  the tax  consequences  to, and U.S.  Holder does not  include,  persons subject to specific  provisions  of federal  income tax law,  such as tax-exempt organizations,  qualified retirement plans,  individual  retirement accounts and other tax-deferred accounts,  financial institutions,  insurance companies, real
estate  investment  trusts,  regulated  investment  companies,   broker-dealers,
non-resident  alien  individuals,  persons or entities  that have a  "functional currency" other than the U.S.  dollar,  shareholders  subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle,  hedging or conversion  transaction,  and  shareholders  who acquired their common shares through the exercise of employee stock options or otherwise as compensation  for services.  This  summary  is limited to U.S.  Holders  who own common  shares as capital  assets and who own  (directly  and  indirectly,  pursuant to applicable rules of  constructive  ownership)  no more  than 5% of the  value of the  total outstanding stock of Great Basin. This summary does not address the consequences to a person or entity holding an interest in a shareholder  or the  consequences to a person of the ownership,  exercise or disposition of any options,  warrants or other rights to acquire  common  shares.  In addition,  this summary does not address special rules applicable to United States persons (as defined in Section
7701(a)(30) of the Code) holding common shares through a foreign  partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Great Basin

In  general,   U.S.  Holders   receiving   dividend   distributions   (including
constructive  dividends)  with  respect  to  common  shares  of Great  Basin are required  to  include  in gross  income for  United  States  federal  income tax purposes the gross amount of such distributions,  equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date),  to the extent that Great Basin has current or  accumulated  earnings and profits,  without  reduction  for any  Canadian  income tax  withheld  from such distributions.  Such  Canadian tax withheld may be credited,  subject to certain limitations,  against  the  U.S.  Holder's  federal  income  tax  liability  or, alternatively,  may be deducted in computing the U.S.  Holder's  federal taxable income  by those  who  itemize  deductions.  (See more  detailed  discussion  at
"Foreign Tax Credit" below). To the extent that distributions  exceed current or accumulated earnings and profits of Great Basin, they will be treated first as a return of capital up to the U.S.  Holder's  adjusted  basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential  tax rates for long-term  capital gains are  applicable to a U.S.  Holder which is an individual,  estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency  received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt,  a U.S. Holder will have a tax basis in the foreign  currency equal to its U.S.  dollar value on the date of receipt.  Generally,  any gain or loss  recognized  upon a subsequent sale or other  disposition  of the foreign  currency,  including  the  exchange for U.S.
dollars,  will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain,  provided that there are no expenses  associated  with the  transaction  that meet the  requirements  for deductibility  as a trade or business  expense  (other  than travel  expenses in connection with a business trip) or as an expense for the production of income.

Dividends  paid on the  common  shares  of  Great  Basin  generally  will not be eligible for the dividends received deduction provided to corporations receiving dividends  from certain  United States  corporations.  A U.S.  Holder which is a corporation and which owns shares  representing at least 10% of the voting power and value of Great Basin may, under certain circumstances,  be entitled to a 70%
(or 80% if the U.S.  Holder owns shares  representing at least 20% of the voting power and value of Great Basin) deduction of the United States source portion of dividends  received from Great Basin (unless Great Basin qualifies as a "foreign personal holding company" or a "passive foreign investment  company," as defined below).  Great  Basin does not  anticipate  that it will earn any United  States income,  however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current  Treasury  Regulations,  dividends  paid on Great  Basin's  common shares,  if any,  generally  will not be subject to  information  reporting  and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds  from a sale of Great  Basin's  common  shares paid in the U.S.
through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S.  information  reporting  requirements and may also be subject to the 31%
U.S.  backup  withholding  tax, unless the paying agent is furnished with a duly completed  and signed  Form W-9.  Any  amounts  withheld  under the U.S.  backup withholding  tax rules will be allowed as a refund or a credit  against the U.S.
Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions)  Canadian income tax with respect to the  ownership of common  shares of Great Basin may be entitled, at the option of the U.S. Holder,  to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally,  it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a  dollar-for-dollar  basis,  while a deduction  merely  reduces the  taxpayer's income  subject  to tax.  This  election  is made on a  year-by-year  basis  and generally  applies  to all  foreign  taxes paid by (or  withheld  from) the U.S.
Holder during that year.  There are  significant and complex  limitations  which apply to the  credit,  among  which is the  general  limitation  that the credit cannot exceed the proportionate  share of the U.S. Holder's United States income tax liability that the U.S.  Holder's  foreign source income bears to his or its worldwide  taxable  income.  In the  determination  of the  application  of this limitation,  the various items of income and deduction  must be classified  into foreign and domestic sources.  Complex rules govern this classification process.
In addition,  this limitation is calculated  separately with respect to specific classes of income such as "passive  income,  "high  withholding  tax  interest,"
"financial    services   income,"   "shipping   income,"   and   certain   other
classifications of income.  Dividends  distributed by Great Basin will generally constitute "passive income" or, in the case of certain U.S. Holders,  "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S.
Holders of common  shares of Great Basin should  consult  their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Great Basin

In general,  U.S.  Holders will  recognize  gain or loss upon the sale of common shares of Great Basin equal to the difference, if any, between (i) the amount of cash  plus  the  fair  market  value  of any  property  received,  and  (ii) the shareholder's  tax basis in the common shares of Great Basin.  Preferential  tax rates apply to long-term  capital gains of U.S.  Holders which are  individuals, estates  or trusts.  In  general,  gain or loss on the sale of common  shares of
Great Basin will be long-term  capital  gain or loss if the common  shares are a capital  asset in the  hands of the U.S.  Holder  and are held for more than one year. Deductions for net capital losses are subject to significant  limitations.
For U.S.  Holders  which are not  corporations,  any unused  portion of such net capital  loss may be carried  over to be used in later tax years  until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than  corporations  subject to Subchapter S of the Code),  an unused net capital loss may be carried  back three  years and carried  forward  five years from the loss year to be offset  against  capital  gains until such net  capital  loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the  above-described  general rules  describing the United States federal  income tax  consequences  resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined  voting power or the total value of Great Basin's outstanding shares is owned,  directly or indirectly (pursuant to applicable rules of constructive ownership),  by five or fewer  individuals who are citizens or residents of the United States and 60%
or more of Great  Basin's  gross  income for such year is derived  from  certain passive sources (e.g., from certain interest and dividends),  Great Basin may be treated as a "foreign  personal  holding  company." In that event,  U.S. Holders that hold common  shares  would be required to include in gross  income for such year their  allocable  portions of such passive income to the extent Great Basin does not actually  distribute such income.  Great Basin does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Great Basin will not be considered a foreign  personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the  combined  voting  power or total  value of Great  Basin's outstanding shares is held, directly or indirectly,  by citizens or residents of the United States,  United States  domestic  partnerships  or  corporations,  or estates or trusts other than  foreign  estates or trusts (as defined by the Code
Section  7701(a)(31)),  and Great Basin is found to be engaged  primarily in the business of investing,  reinvesting,  or trading in securities,  commodities, or any  interest  therein,  it is  possible  that  Great  Basin may be treated as a
"foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain  realized  by a U.S.  Holder  selling or  exchanging  common shares to be treated as ordinary  income rather than capital  gain.  Great Basin does not believe that it currently  qualifies as a foreign  investment  company.
However,  there can be no  assurance  that Great Basin will not be  considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United  States  income  tax  law  contains  rules  governing   "passive  foreign
investment  companies"  ("PFIC") which can have  significant tax effects on U.S.
Holders of foreign corporations.  These rules do not apply to non-U.S.  Holders.
Section 1297 of the Code defines a PFIC as a  corporation  that is not formed in the United States if, for any taxable year,  either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average  percentage,  by fair market value (or, if the
corporation  is  not  publicly  traded  and  either  is  a  controlled   foreign
corporation  or makes an election,  by adjusted  tax basis),  of its assets that produce or are held for the production of "passive income" is 50% or more. Great
Basin  appears to have been a PFIC for the fiscal year ended  December 31, 1999, and at least  certain prior fiscal  years.  In addition,  Great Basin expects to qualify as a PFIC for the fiscal  year  ending  December  31,  2000 and may also qualify as a PFIC in future  fiscal  years.  Each U.S.  Holder of Great Basin is urged to consult a tax advisor  with  respect to how the PFIC rules  affect such
U.S. Holder's tax situation.

Each U.S.  Holder who holds  stock in a foreign  corporation  during any year in which such  corporation  qualifies as a PFIC is subject to United States federal income  taxation under one of three  alternative  tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Great Basin. In addition, special rules apply if a  foreign  corporation  qualifies  as  both a PFIC  and a  "controlled  foreign
corporation"   (as  defined  below)  and  a  U.S.   Holder  owns,   actually  or
constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S.  Holder who elects to treat  Great  Basin as a  qualified  electing  fund
("QEF")  will be subject,  under  Section 1293 of the Code,  to current  federal income tax for any  taxable  year to which the  election  applies in which Great
Basin  qualifies  as a PFIC on his pro  rata  share of  Great  Basin's  (i) "net capital  gain" (the excess of net  long-term  capital  gain over net  short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholde's taxable year in which (or with which) Great  Basin's  taxable year ends,  regardless  of whether such amounts are actually  distributed.  A U.S. Holder's tax basis in the common shares will be  increased  by any such amount that is included in income but not distributed.

The  procedure  a U.S.  Holder  must  comply  with in  making an  effective  QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S.  Holder's  holding period in which
Great Basin is a PFIC.  If the U.S.  Holder  makes a QEF  election in such first year,  i.e.,  a "timely"  QEF  election,  then the U.S.  Holder may make the QEF election by simply filing the appropriate  documents at the time the U.S. Holder files his tax return for such first year. If, however,  Great Basin qualified as a PFIC in a prior year during the U.S.  Holder's holding period,  then, in order to avoid  the  Section  1291  rules  discussed  below,  in  addition  to  filing documents,  the U.S.  Holder must elect to recognize  under the rules of Section
1291 of the Code  (discussed  herein),  (i) any  gain  that he  would  otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if
Great Basin is a  controlled  foreign  corporation,  the U.S.  Holder's pro rata share of Great Basin's  post-1986  earnings and profits as of the  qualification date. The qualification date is the first day of Great Basin's first tax year in which Great  Basin  qualified  as a QEF with  respect to such U.S.  Holder.  For purposes of this discussion,  a U.S. Holder who makes (i) a timely QEF election,
or  (ii)  an  untimely   QEF   election   and  either  of  the   above-described
gain-recognition  elections  under  Section  1291 is  referred  to  herein as an
"Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Great  Basin in which Great Basin is a PFIC and who is not an Electing
U.S.  Holder  (including  a U.S.  Holder who makes an untimely  QEF election and makes neither of the above-described  gain-recognition elections) is referred to herein as a "Non-Electing  U.S.  Holder." An Electing U.S. Holder  (i) generally treats any gain realized on the  disposition of his Registrant  common shares as capital gain;  and (ii) may  either avoid interest  charges  resulting from PFIC status altogether,  or make an annual election,  subject to certain limitations, to defer payment of current taxes on his share of Great Basin's annual  realized net capital gain and ordinary earnings subject,  however, to an interest charge.
If the U.S.  Holder is not a corporation,  any interest charge imposed under the
PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S.  Holder to make (or  maintain) a valid QEF  election,  Great
Basin must  provide  certain  information  regarding  its net capital  gains and ordinary earnings and permit its books and records to be examined to verify such information.  Great Basin intends to make the necessary information available to
U.S. Holders to permit them to make (and maintain) QEF elections with respect to
Great  Basin.  Great  Basin  urges  each U.S.  Holder to  consult a tax  advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election,  once made with respect to Great Basin,  applies to the tax year for which it was made and to all  subsequent  tax years,  unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF  election is made by a U.S.  Holder and Great Basin ceases to qualify as a
PFIC in a subsequent tax year, the QEF election will remain in effect,  although not applicable,  during those tax years in which Great Basin does not qualify as a PFIC. Therefore,  if Great Basin again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S.  Holder will be subject to the rules  described  above for Electing  U.S.  Holders in such tax year and any subsequent tax years in which Great Basin qualifies as a PFIC. In addition,  the
QEF  election  remains in effect,  although not  applicable,  with respect to an
Electing U.S.  Holder even after such U.S.  Holder disposes of all of his or its direct and indirect  interest in the shares of Great Basin.  Therefore,  if such
U.S.  Holder  reacquires  an interest in Great Basin,  that U.S.  Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Great Basin qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder,  special taxation rules under Section
1291 of the Code will apply to (i) gains  realized on the disposition (or deemed to be  realized  by  reasons of a pledge) of his  Registrant  common  shares and
(ii) certain  "excess  distributions,"  as defined in Section 1291(b),  by Great
Basin.

A Non-Electing  U.S.  Holder  generally  would be required to pro rate all gains realized  on the  disposition  of his  Registrant  common  shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Great Basin (i) which began after  December  31,  1986, and (ii) for which  Great  Basin was a PFIC)  would be taxed at the  highest tax rate for each such prior year applicable to ordinary  income.  The  Non-Electing
U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year  calculated as if such  liability had been due with respect to each such prior year. A  Non-Electing  U.S.  Holder that is not a corporation must treat this  interest  charge as  "personal  interest"  which,  as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution  will be treated as ordinary  income in the year of the disposition or  distribution,  and no interest  charge will be incurred with respect to such balance.  In  certain  circumstances,  the sum of the tax and the PFIC  interest charge may exceed the amount of the excess distribution  received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Great Basin is a PFIC for any taxable year during which a  Non-Electing  U.S.
Holder holds  Registrant  common  shares,  then Great Basin will  continue to be treated as a PFIC with respect to such Registrant  common shares,  even if it is no longer, by definition,  a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize  gain (which will be taxed under the rules  discussed  above for  Non-Electing  U.S.  Holders) as if such  Registrant common  shares had been sold on the last day of the last  taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders  beginning after December 31, 1997, U.S.
Holders who hold  (actually  or  constructively)  marketable  stock of a foreign corporation  that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market  election").  If such an election is made, such U.S.
Holder will  generally not be subject to the special  taxation  rules of Section
1291  discussed  above.  However,  if the  mark-to-market  election is made by a
Non-Electing  U.S. Holder after the beginning of the holding period for the PFIC stock,  then the  Section  1291 rules will  apply to  certain  dispositions  of, distributions  on and other  amounts  taxable with respect to Great Basin common shares.  A U.S.  Holder who makes the mark-to  market  election  will include in income for each taxable year for which the election is in effect an amount equal to the excess,  if any, of the fair market  value of the common  shares of Great
Basin as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition,  the U.S. Holder is allowed a deduction for the lesser of (i) the excess,  if any, of such U.S.  Holder's  adjusted tax basis in the common  shares over the fair market  value of such shares as of the close of the tax year, or (ii) the excess,  if any, of (A) the  mark-to-market  gains for the common  shares in Great  Basin  included  by such U.S.  Holder for prior tax years,  including  any amount which would have been treated as a  mark-to-market gain for any prior tax year but for the Section 1291 rules  discussed above with respect to Non-Electing U.S.  Holders,  over (B) the  mark-to-market  losses for shares that were  allowed as  deductions  for prior tax years.  A U.S.  Holder's adjusted  tax basis in the  common  shares of Great  Basin will be  adjusted  to reflect  the  amount  included  in or  deducted  from  income  as a result  of a mark-to-market  election. A mark-to-market  election applies to the taxable year in which the election is made and to each subsequent  taxable year, unless Great
Basin common shares cease to be marketable,  as specifically defined, or the IRS consents to  revocation  of the  election.  Because the IRS has not  established procedures for making a  mark-to-market  election,  U.S.  Holders should consult their tax advisor  regarding  the manner of making such an election.  No view is expressed  regarding  whether  common shares of Great Basin are  marketable  for these purposes or whether the election will be available.

Under  Section  1291(f)  of the  Code,  the IRS  has  issued  Proposed  Treasury
Regulations that, subject to certain exceptions,  would treat as taxable certain transfers of PFIC stock by  Non-Electing  U.S.  Holders that are  generally  not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Great Basin common shares in the hands of the transferee and the basis of any property  received in the exchange  for those  common  shares would be increased by the amount of gain recognized.  Under the Proposed  Treasury  Regulations,  an Electing U.S. Holder
would not be taxed on certain transfers of PFIC stock, such as gifts,  exchanges pursuant to corporate reorganizations,  and transfers at death. The transferee's basis in this case will depend on the manner of the  transfer.  In the case of a transfer by an Electing U.S. Holder upon death,  for example,  the  transferee's basis is generally equal to the fair market value of the Electing U.S.  Holder's common  shares  as of the date of death  under  Section  1014 of the  Code.  The specific tax effect to the U.S.  Holder and the transferee may vary based on the manner in which the common  shares are  transferred.  Each U.S.  Holder of Great
Basin is urged to  consult a tax  advisor  with  respect  to how the PFIC  rules affect his or its tax situation.

Whether or not a U.S.  Holder makes a timely QEF election with respect to common shares of Great Basin,  certain  adverse  rules may apply in the event that both
Great  Basin and any  foreign  corporation  in which  Great  Basin  directly  or indirectly  holds shares is a PFIC (a "lower-tier  PFIC").  Pursuant to certain
Proposed Treasury  Regulations,  a U.S. Holder would be treated as owning his or its proportionate  amount of any lower-tier PFIC shares,  and generally would be subject to the PFIC  rules with  respect  to such  indirectly-held  PFIC  shares unless such U.S. Holder makes a timely QEF election with respect thereto.  Great
Basin intends to make the  necessary  information  available to U.S.  Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Great Basin that is a PFIC.

Under the  Proposed  Treasury  Regulations,  a U.S.  Holder  who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess  distribution  deemed to have been  received with respect to his or its  lower-tier  PFIC shares and (ii)
any gain deemed to arise from a so-called "indirect disposition" of such shares.
For this  purpose,  an indirect  disposition  of  lower-tier  PFIC shares  would generally  include (i) a disposition by Great Basin (or an intermediate  entity)
of  lower-tier  PFIC  shares,  and (ii) any  other  transaction  resulting  in a diminution of the U.S. Holder's proportionate  ownership of the lower-tier PFIC, including  an  issuance  of  additional  common  shares  by Great  Basin  (or an intermediate entity).  Accordingly, each prospective U.S. Holder should be aware that he or it could be  subject  to tax even if such  U.S.  Holder  receives  no distributions from Great Basin and does not dispose of its common shares.  Great
Basin strongly urges each  prospective U.S. Holder to consult a tax advisor with
respect  to  the  adverse  rules   applicable,   under  the  Proposed   Treasury
Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special,  generally adverse, rules will apply with respect to Registrant common shares while Great Basin is a PFIC unless the U.S.  Holder makes a timely
QEF election.  For example under Section  1298(b)(6) of the Code, a U.S.  Holder who uses PFIC stock as  security  for a loan  (including  a margin  loan)  will, except as may be  provided in  regulations,  be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total  combined  voting  power of all  classes of shares entitled  to vote or the  total  value of the  shares  of Great  Basin is owned, actually  or  constructively,  by citizens or  residents  of the United  States,
United States domestic  partnerships or corporation,  or estates or trusts other than  foreign  estates or trusts (as defined by the Code  Section  7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares  entitled to vote of Great Basin  ("United
States  Shareholder"),  Great  Basin  could be treated as a  controlled  foreign corporation  ("CFC")  under  Subpart F of the Code.  This  classification  would effect many complex results,  one of which is the inclusion of certain income of a CFC which is subject to current U.S.  tax. The United States  generally  taxes
United  States  Shareholders  of a CFC currently on their pro rata shares of the
Subpart F  income of the CFC.  Such United  States  Shareholders  are  generally treated as having  received a current  distribution  out of the CFC's  Subpart F income  and are also  subject to current  U.S.  tax on their pro rata  shares of increases  in the CFC's  earnings  invested  in U.S.  property.  The foreign tax credit  described  above may reduce the U.S. tax on these amounts.  In addition, under  Section  1248 of the Code,  gain from the sale or exchange of shares by a
U.S.  Holder of common  shares of Great  Basin  which is or was a United  States
Shareholder  at any time during the  five-year  period ending on the date of the sale or  exchange is treated as  ordinary  income to the extent of earnings  and profits of Great  Basin  attributable  to the  shares  sold or  exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation  generally will not be treated as a PFIC with respect to United States  Shareholders of the
CFC.  This rule  generally  will be effective for taxable years of United States
Shareholders  beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules  apply to  United  States  Shareholders  who are  subject  to the  special taxation  rules  under  Section 1291  discussed  above  with  respect to a PFIC.
Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this  discussion.  Great Basin does not believe  that it currently  qualifies as a CFC.  However,  there can be no  assurance  that Great
Basin will not be considered a CFC for the current or any future taxable year.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Exhibits  attached  to this  Form 20-F are also  available  for  viewing  at the offices of Great Basin, Suite 1020 - 800 West Pender Street, Vancouver,  British
Columbia  V6C 2V6  or on  request  of Great  Basin at  604-684-6365,  attention:
Shirley Main. Copies of Great Basin's financial  statements and other continuous disclosure  documents  required  under the British  Columbia  Securities Act are available for viewing on the internet at www.SEDAR.com.

I.   Subsidiary Information

Not applicable.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Transaction Risk and currency Risk Management

Great Basin's  operations do not employ  financial  instruments or  derivatives, which are market sensitive and Great Basin does not have financial market risks.

(b)  Exchange Rate Sensitivity

Great  Basin's  operations  are in  Canada  and  hence  it is not  significantly affected by exchange rate risk. Its  liabilities are all denominated in Canadian dollars.

(c)  Interest Rate Risk and Equity Price Risk

Great  Basin is equity  financed  and does not have any debt which is subject to interest rate change risks.

(d)  Commodity Price Risk

Although the value of Great Basin's  resource  properties  can always be said to relate to the price of gold and copper and the  outlook  for same,  Great  Basin does not have any  operating  mines and hence does not have any hedging or other commodity  based  risks  respecting  its  operations.  ITEM  12  description  of securities other than equity securities

A.   Debt Securities

Not applicable

B.   Warrants and Rights

Not  applicable.  (Great  Basin's  warrants are  non-transferable  and no market exists for them. Great Basin has issued no rights.)

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Not applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF  SECURITY  HOLDERS AND USE OF
PROCEEDS

Not applicable.

ITEM 15  [reserved]

ITEM 16  [reserved]

                                    PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)  Auditors' Report

(2)  Consolidated balance sheets as at December 31, 2002 and 2001;

(3)  Consolidated  statements of operations for each of the years in the three year period ended December 31, 2002;

(4)  Consolidated  statements of deficit for each of the years in the three year period ended December 31, 2002;

(5)  Consolidated  statements  of cash flows for the periods  referred to in (3)
     above;

(6)  Notes to the consolidated financial statements;

ITEM 18 FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 17.

ITEM 19 EXHIBITS

Key to the following document types:

1.   Articles of Incorporation and Registered  Incorporation Memorandum of Great
     Basin.

2.   Other  Instruments  defining  the  rights of the  holders of equity or debt securities.

3.   A. Agreements to which  Directors,  Officers,  promoters voting trustees or security holders or their  affiliates  named in the Registration  Statement are parties  other than  contracts  involving  only the purchase or sale of current assets having a determinable market price.

     B. Material  contracts not made in the ordinary course of business or which are to be  performed  in  whole or in part at or after  the  filing  of the
     Registration  Statement  or which was entered  into not more than two years before filing.

The following  Exhibits were filed with Great Basin's  Annual Report on Form 20F in previous years:

Type of Document    Description
----------------    -----------

     1&2            Articles of incorporation,  bylaws and instruments  defining rights of common shareholders have been previously filed.

     3A             Geological Management and Administration  Services Agreement
                    dated for  reference  December 31, 1996 has been  previously filed.  (See  Item 7  "Interest  of  Management  in  Certain
                    Transactions").

     3A             Amended Share  Incentive  Plan dated for reference  June 21,
                    2000 (See Item 6 "Share Incentive Plan").

The following Exhibits are filed with Great Basin's Annual Report on Form 20F in the current year:

Type of Document    Description
---------------     -----------

     3A             Earn  In   Agreement   between   Rodeo  Creek  Gold  Inc  (a
                    wholly-owned  subsidiary of the Company) and Hecla  Ventures
                    Corp. (a subsidiary of Hecla Mining Company).

     3A             Option to Purchase  Agreement  between Great Basin Gold Ltd.
                    and   Southgold   Exploration   (Pty)   Limited  and  Pangea
                    Exploration (Pty) Limited et al.

                                   SIGNATURES

GreatBasin  certifies that it meets all of the  requirements  for filing on Form
20-F and that it has duly caused and  authorized  the  undersigned  to sign this annual report on its behalf.

GREAT BASIN GOLD LTD.

Per:

"Jeffrey R. Mason"

JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED:   May 20, 2003

                                                  CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1. I have reviewed this annual report on Form 20-F of Great Basin Gold Ltd.;

2.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

3.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The  registrant's  other  certifying  officers  and  I are  responsible  for establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a)  designed  such  disclosure  controls  and  procedures  to ensure  that
          material  information  relating  to  the  registrant,   including  its
          consolidated subsidiaries,  is made known to us by others within those entities,  particularly  during the period in which this annual report is being prepared;

     (b)  evaluated the  effectiveness of the registrant's  disclosure  controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c)  presented   in  this   annual   report  our   conclusions   about  the
          effectiveness  of the disclosure  controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation,  to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a)  all  significant  deficiencies  in the design or operation of internal controls  which could  adversely  affect the  registrant's  ability to
          record,  process,   summarize  and  report  financial  data  and  have
          identified for the  registrant's  auditors any material  weaknesses in internal controls; and

     (b)  any fraud, whether or not material,  that involves management or other employees who have a  significant  role in the  registrant's  internal controls; and

6. The  registrant's  other  certifying  officers  and I have  indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                              Date: May 20, 2003

"Ronald W. Thiessen"
__________________________________

Ronald W. Thiessen
Director, President, and Chief Executive Officer

                                  CERTIFICATION

I, Jeffrey R. Mason, certify that:

1. I have reviewed this annual report on Form 20-F of Great Basin Gold Ltd;

2.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

3.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The  registrant's  other  certifying  officers  and  I are  responsible  for establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a)  designed  such  disclosure  controls  and  procedures  to ensure  that
          material  information  relating  to  the  registrant,   including  its
          consolidated subsidiaries,  is made known to us by others within those entities,  particularly  during the period in which this annual report is being prepared;

     (b)  evaluated the  effectiveness of the registrant's  disclosure  controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c)  presented   in  this   annual   report  our   conclusions   about  the
          effectiveness  of the disclosure  controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation,  to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a)  all  significant  deficiencies  in the design or operation of internal controls  which could  adversely  affect the  registrant's  ability to
          record,  process,   summarize  and  report  financial  data  and  have
          identified for the  registrant's  auditors any material  weaknesses in internal controls; and

     (b)  any fraud, whether or not material,  that involves management or other employees who have a  significant  role in the  registrant's  internal controls; and

6. The  registrant's  other  certifying  officers  and I have  indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                              Date: May 20, 2003

"Jeffrey R. Mason"
__________________________________

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary