Form 20-F
period 2003-12-31
GREAT BASIN GOLD LTD
filed 2004-07-15
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 (with other information to June 29, 2004 except where noted)

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK Number 0000865492
Commission file number 0-18760

GREAT BASIN GOLD LTD.
(Exact name of Registrant specified in its charter)

GREAT BASIN GOLD LTD.
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Great Basin Gold Ltd.'s only class of capital stock as on December 31, 2003. 72,639,907
Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒    Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On June 29, 2004, the Bank of Canada noon rate for Canadian Dollars was US$1.00:C$ 1.3460 (see Item 3 for further historical exchange rate information).

T A B L E   O F   C O N T E N T S

GLOSSARY OF TERMS

In this Form 20-F, the following terms have the meanings set forth herein:

Geological Terms

Carlin Style Gold Deposit	Very fine-grained gold mineralization associated with silicification of the sedimentary (limestone and dolomite) host rocks.

Epithermal Deposit	A type of deposit formed at low temperature (50-200°C), usually within one kilometre of the earth's surface, often as structurally controlled veins.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

Mineralized Material
A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as "ore" or a reserve, which would require a comprehensive evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility. Referred to as a "Mineral Resource" under Canadian Securities Laws.

"Inferred Resource" means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. "Indicated Resource" means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. "Measured Resource" means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well- established, by observation and sampling of outcrops, drill holes, trenches and mine workings.

Ore
A mineral or aggregate of minerals, more or less mixed with gangue (non-valuable metalliferous minerals), which can be profitably mined given the economic circumstances at the time of the assessment. Great Basin Gold Ltd. does not hold any interest in properties where the mineralization has been determined to currently be ore.

Paleoplacer or Witwatersrand Gold Deposit
An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris, which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

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

PART 1

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3     KEY INFORMATION

A.     Selected Financial Data

The following constitutes selected financial data for Great Basin Gold Ltd. ("Great Basin" or the "Company") for the last five fiscal years ended December 31, 2003, in thousands of Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(C$000)	As at December 31
Balance Sheet Data	2003	2002	2001	2000	1999
Total assets (Cdn GAAP)(1)	$52,801	$21,232	$13,113	$22,654	$17,124
Total assets (US GAAP)	52,801	21,959	13,113	22,654	17,124
Total liabilities (Cdn GAAP)	818	2,189	26	470	108
Share capital and contributed
surplus (Cdn GAAP)	107,864	67,427	55,953	57,985	39,511
Share capital and contributed
surplus (US GAAP)	110,522	70,085	58,611	57,783	41,268
Deficit (Cdn GAAP)	(55,881)	(48,384)	(42,865)	(33,801)	(22,495)
Deficit (US GAAP)	(58,539)	(50,316)	(45,523)	(35,599)	(24,141)
Net assets (Cdn GAAP)	51,983	19,043	13,088	22,184	17,016
Net assets (US GAAP)	51,983	19,770	13,088	22,184	17,016

Working capital	$21,234	$13,157	$7,494	$11,095	$5,886
Plant and equipment, net	–	–	3	19	60
Mineral property interests	30,668	5,878	5,583	11,063	11,063
Shareholders' equity (deficit)	51,983	19,043	13,088	22,184	17,016

No cash or other dividends have been declared.

(C$000 except per share amounts)	Year ended December 31
Statement of Operations Data	2003	2002	2001	2000	1999
Investment and other income,
including recoveries of accounts
receivable previously written off
(Cdn GAAP)	$5,682	$147	$364	$403	$124
Investment and other income,
including recoveries of accounts
receivable previously written off
(US GAAP)	$4,955	$874	$364	$403	$124
General and administrative
expenses	3,119	1,904	633	1,154	1,197
Exploration expenditure	7,928	3,370	2,877	10,152	3,660
Write down of mineral property
interests	–	–	(5,555)	–	(74)
Stock-based compensation	2,132	375	–	–	–
Loss for the year (Cdn GAAP)	(7,497)	(5,519)	(9,065)	(11,306)	(4,857)
Loss for the year (US GAAP)	(8,224)	(4,792)	(9,925)	(11,347)	(6,313)
Loss from continuing operations
per common share (Cdn GAAP) (2)	(0.12)	(0.13)	(0.24)	(0.37)	(0.23)
Loss per common share
(US GAAP) (2)	(0.14)	(0.11)	(0.26)	(0.37)	(0.30)
Weighted average number of
common shares outstanding	60,061,869	43,785,007	38,182,137	30,481,267	21,123,704

Notes:
(1)
Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Great Basin has expensed the exploration costs as incurred until an independent feasibility study has determined that the property is capable of economic commercial production, which treatment is consistent with U.S. GAAP.

(2)	Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

(3)
The Company has recorded all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based payments to employees by the settlement method whereby no compensation expense was recorded for options granted, when options were granted at the quoted market value. Options granted to non-employees were accounted for using the fair value method. Prior to 2002, all stock based compensation was accounted for using the settlement method.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian GAAP for further details, including the notes to the consolidated financial statements, which reconcile Canadian GAAP to US GAAP.

All currency amounts in this Form 20-F are stated in Canadian dollars unless otherwise indicated.

The following table sets out the exchange rates, based on noon buying rates in foreign currencies as certified by the Bank of Canada, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

	For year ended December 31
	2003	2002	2001	2000	1999
End of Period	1.30	1.58	1.59	1.50	1.44
Average for Period	1.40	1.57	1.55	1.49	1.49
High for Period	1.53	1.62	1.60	1.56	1.53
Low for Period	1.30	1.50	1.49	1.43	1.44

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

US $1.00 Equals	High (C$)	Low (C$)
May 2004	1.4063	1.3555
April 2004	1.3795	1.3037
March 2004	1.3570	1.3056
February 2004	1.3512	1.3069
January 2004	1.3360	1.2683
December 2003	1.3420	1.2839

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

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

UNCERTAIN PROJECT REALIZATION VALUES. Great Basin defers (capitalizes) acquisition costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP. Although Great Basin believes these costs (of approximately $31 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Great Basin could dispose of the Projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders' equity.

DEPENDENCE ON MANAGEMENT. The success of the activities of Great Basin is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Great Basin does not maintain key employee insurance for any of its employees, consultants or contractors.

GREAT BASIN HAS NO HISTORY OF EARNINGS AND NO FORESEEABLE EARNINGS. Great Basin and its predecessor companies have a 18-year history of losses and there can be no assurance that Great Basin will ever be profitable. Great Basin has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

GOING CONCERN ASSUMPTION. Great Basin's consolidated financial statements have been prepared assuming Great Basin will continue on a going-concern basis. Although at December 31, 2003, Great Basin had working capital of approximately $21 million, the costs required to complete exploration and development of the projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, this assumption may have to change and Great Basin's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

GENERAL MINING RISKS. Factors beyond the control of Great Basin will affect the marketability of any substances discovered. Metal prices, in particular gold and copper prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production, importing and exporting of minerals, and foreign exchange restrictions can adversely affect Great Basin. There can be no certainty that Great Basin will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects and environmental concerns about mining, in general, continue to be a significant challenge for Great Basin as they are for all mining companies.

GREAT BASIN'S SHARE PRICE HAS HISTORICALLY BEEN VOLATILE. The market price of a publicly traded stock, especially a junior resource issuer like Great Basin, is affected by many variables not directly related to the exploration success of Great Basin, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which Great Basin trades, suggest Great Basin's shares will continue to be volatile. Great Basin shares have ranged between approximately C$0.38 and C$3.95 in the last 3 years.

GREAT BASIN'S DIRECTORS AND OFFICERS ARE PART-TIME AND SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Great Basin. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. In order to avoid the possible conflict of interest which may arise between the directors' duties to Great Basin and their duties to the other companies on whose boards they serve, the directors and officers of Great Basin have agreed that participation in other business ventures offered to the directors will be allocated between the various companies on the basis of prudent business judgement, and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Great Basin except on the same or better terms than they are offered to third party participants.

VALUE OF PROPERTIES DO NOT NECESSARILY REFLECT REALIZABLE VALUE. The amounts attributed to Great Basin's properties in its financial statements represent acquisition expenditures to date, and should not be taken to necessarily reflect realizable value.

ADDITIONAL FUNDING REQUIREMENTS. Great Basin's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. Great Basin will annually expend in excess of $1-2 million for the foreseeable future and will draw down on its working capital or require new equity financing in order to fund these continuing operations, and failing that, it may cease to be economically viable.

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

SIGNIFICANT POTENTIAL EQUITY DILUTION. Great Basin has a significant number of share purchase options (5,248,300) and warrants (6,250,000) outstanding, which will likely act as an upside damper on the trading range of Great Basin's shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Great Basin remain subject to any hold period restrictions in Canada or the United States as of June 29, 2004. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Great Basin's shares. Dilutive securities represent approximately 13% of Great Basin's currently issued shares.

ITEM 4     INFORMATION ON THE COMPANY

SUMMARY

A.     History and Development of the Company

1.	The legal name of the company, which is the subject of this Annual Report on Form 20-F, is "Great Basin Gold Ltd."

2.	Great Basin was incorporated in British Columbia, Canada on March 19, 1986.

3.
Great Basin was incorporated on March 19, 1986, pursuant to The Company Act (British Columbia), Canada, now The Business Corporations Act (British Columbia), under the name Baron Ventures Ltd., by registration of its memorandum and articles. On May 26, 1987, its name was changed to Sentinel Gold Corp. and on September 15, 1987, its name was changed to Pacific Sentinel Gold Corp. The term “Pacific Sentinel” herein is a reference to Great Basin as it existed prior to December 31, 1997, the date of its most recent reorganization.

During the latter half of 1992 and the first quarter of 1993, Pacific Sentinel merged with two other British Columbia incorporated public companies listed on the Vancouver Stock Exchange (predecessor exchange to the TSX Venture Exchange ("TSX Venture Exchange")) namely Big Creek Resources Ltd. and Casino Silver Mines Ltd. (N.P.L.) (hereinafter "Big Creek" and "Casino Silver" respectively). The purpose of the two mergers (which completed on December 1, 1992, with respect to Big Creek and March 4, 1993, with respect to Casino Silver), was to bring together under the aegis of Pacific Sentinel, a 100% working interest in the Casino Property, a Yukon copper/gold/molybdenum property still owned by Great Basin, however subject to an option agreement, and more particularly described herein.

Pursuant to an arrangement agreement dated November 14, 1997, between Pacific Sentinel and Consolidated North Coast Industries Ltd. ("North Coast"), a Vancouver Stock Exchange listed British Columbia company with principal shareholders and management in common with Pacific Sentinel, Pacific Sentinel and North Coast merged under a Plan of Arrangement (the "Arrangement") under British Columbia law on December 31, 1997. The merger was accounted for as a reverse take-over of Pacific Sentinel by North Coast shareholders. Under the terms of the Arrangement, Pacific Sentinel consolidated its issued and authorized share capital on a five-old-shares-for-one-new-share basis and changed its name to "Great Basin Gold Ltd.".

4.	The principal business events in Great Basin's 18-year history are (most important and recent matters first):

i.
The acquisition of 100% of Southgold Exploration (Proprietary) Limited ("Southgold"), a private Republic of South Africa ("RSA") company, which has the right to acquire an 100% interest in the Burnstone Property in the RSA. The Burnstone Property covers approximately 45,625 hectares and is situated within the Witwatersrand Basin of South Africa.

ii.
The earn-in option agreement with Atna Resources Ltd. on the Golden Cloud Property, Nevada. Great Basin can acquire a 70% interest through property expenditures and cash payments over 5 years. The property consists of 179 mineral claims covering 1,200 hectares, located contiguous to the south of the Ivanhoe Property.

iii.
The earn-in option agreement with Hecla Mining Company, whereby Hecla can earn 50% of the Hollister Development Block, a portion of the Ivanhoe Property in Nevada. Hecla must, in order to exercise the earn-in right expend approximately US$21.8 million on the Ivanhoe property in a two-stage program to ascertain commercial mining feasibility.

iv.
The acquisition of the Ivanhoe Property. The Ivanhoe Property consists of a total of 924 unpatented claims, covering over 69 square kilometres, located on federal land administered by the Bureau of Land Management. It is situated on Nevada's 50-mile (80 kilometres) long Carlin Trend gold belt.

v.
The acquisition of the Casino Property in the Yukon Territory, Canada. The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). Of these, 138 claims are currently subject to an agreement with Alexis Resources Ltd. ("Alexis"). By an agreement dated December 31, 2000, Great Basin consented to the assignment of the option interest of Alexis to Wildrose Resources Ltd. By agreement dated July 15 2002, Great Basin agreed to option the Casino property to CRS Copper Resources Ltd. ("CRS"), now known as Lumina Copper Corporation. For further details see Casino Property Description below.

5.	Great Basin's principal capital expenditures and material divestitures over the three fiscal years ended December 31, 2003 are as follows:

Year	Ivanhoe	Casino and other	Burnstone
(i) Amounts Deferred (capitalized or invested)
2003	$ (1,933,000)	$ –	$ 26,722,742
2002	295,000	–	1
2001	75,745	–	–
(ii) Amounts Expensed as Exploration Expenses
2003	563,579	2,142	8,148,130
2002	829,022	(49,463)	2,590,826
2001	2,865,168	11,906	–
(iii) Amounts Written Off
2003	–	–	–
2002	–	–	–
2001	–	5,555,292	–

6.	Subject to Great Basin sourcing additional funding, the following table illustrates the principal exploration expenditures by property that Great Basin would ideally incur in the ensuing year:

	Ivanhoe and Golden Cloud	Casino and other	Burnstone
2004 Activities	$0.2 million	nil	$4.8 million

B.     Business Overview

1.     Great Basin's Business Strategy and Principal Activities

Great Basin is focused on acquiring ownership of, and exploring and developing, high-quality gold mineral deposits. Great Basin’s Ivanhoe Project hosts a number of gold-silver vein systems with high indicated grades that are potentially amenable to underground mining. Great Basin has also acquired the Burnstone Project in South Africa. The Burnstone Project hosts gold veins within the Kimberley Reef with moderate to high indicated grades that are potentially amenable to underground mining. These projects are currently in the advanced exploration stage and being assessed for their economic viability. Current metal prices are improving by reference to past metals cycles, and Great Basin’s management remains optimistic that recent metal prices will be sustained or increase such that mining can be supported at these projects at some future time.

Great Basin does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs and in 2003 the Company realized gains on the exercise of Hecla warrants. The resource extraction business has historically been cyclical and the prices received for copper and gold have been volatile and, in the case of gold, affected by factors and sentiments outside of the cost of production. The mining business operates in a worldwide market, and prices are derived from relatively pure market forces, so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Great Basin owns its Ivanhoe and Casino Projects outright (subject to option agreements with third parties) but potential mining operations are nevertheless also subject to extensive government regulation. The Ivanhoe Project located in Nevada hosts a number of high-grade gold-silver vein systems that are potentially amenable to underground mining. The federal government of the United States and the state government of Nevada have jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Ivanhoe property is located. Nevada's gold mines are ranked among the largest and most profitable in the world. The Casino Project hosts a large-tonnage mineral resource that is potentially exploitable by open pit mining, but which cannot currently be economically mined due to prevailing metal prices. The provincial government of the Yukon and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and other persons claiming to hold a stake in the outcome of mining activity. The Company owns 100% of Southgold Exploration (Proprietary) Limited, which has options to acquire a 100% interest in the Burnstone Project, subject to the statutory interest of Historically Disadvantaged South Africans as per the Mineral and Petroleum Resources Development Act. The Burnstone Project hosts the Kimberley Reef, a geological unit containing moderate to high-grade gold mineralization that is potentially amenable to underground mining. The federal government of the Republic of South Africa has jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the Department of Mines and Energy ("DME") has jurisdiction over the land on which the Burnstone property is located. South Africa's gold mines are ranked among the largest in the world. More gold has been produced from mines on the Witwatersrand basin of South Africa than from those in any other country.

2.     Funding Initiatives – Equity and Property

On January 30, 2003, Great Basin completed an equity financing of approximately $10 million through the private placement of 5,600,000 Units at $1.80 per Unit. Each Unit consisted of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004.

On August 6, 2002, Great Basin and NYSE-listed Hecla Mining Company (“Hecla”) announced that they had signed Earn-in and Joint Operating Agreements for the Hollister Development Block, which encompasses an area including the Clementine-Gwenivere vein systems on the Ivanhoe Property. The Agreements provide that Hecla will be granted an option to earn a 50% working interest in the Hollister Development Block in return for funding a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla. As of the date of this Annual Report, Hecla had issued 2 million warrants to Great Basin, and Great Basin had issued 1 million warrants to Hecla. For further details, see Item 4D1.

C.     Organizational Structure

Great Basin is based in British Columbia, Canada. Great Basin operates directly and through its wholly-owned Nevada subsidiary, Great Basin Gold Inc. Antler Peak Gold Inc. and Rodeo Creek Gold Inc. are wholly-owned Nevada subsidiaries of Great Basin Gold Inc. Touchstone Resources Company is a wholly-owned subsidiary of Rodeo Creek Gold Inc. Great Basin operates in South Africa through its indirect 100% owned subsidiary, Southgold Exploration (Proprietary) Limited.

Great Basin has a Yukon subsidiary, Pacific Sentinel Resources Inc., as well as two wholly owned subsidiaries in the Cayman Islands, N5C Resources Inc. and N6C Resources Inc. N6C Resources Inc has a wholly-owned subsidiary in the Republic of South Africa, Great Basin Gold RSA (Proprietary) Limited.

D.     Property, Plants and Equipment

Great Basin has no plant or equipment located on any of its properties.

Cautionary Note to US Readers Concerning the use of "Inferred Resources" and other Technical Terminology used in Canada

The technical discussions in this Form 20-F use the term "Inferred Resources" and other technical terms, which will be capitalized. U.S. readers are cautioned that while these terms are recognized and mandated by Canadian Securities Regulators, the U.S. Securities and Exchange Commission does not recognize them. For example, "Inferred Resources" have a great amount of uncertainty as to their nature, quality and quantity and to their actual or potential economic feasibility. It must not be assumed that all or any part of an Inferred Resource will ever be "ore" or upgraded to a higher category. Under Canadian mining disclosure rules, estimates of Inferred Resources may not be used to form the basis of feasibility or other economic studies, except for what is referred to as a 'Preliminary Assessment'. U.S. readers are cautioned not to assume that part or all of an Inferred Resource contains an economically meaningful amount of mineralization or that it is or will be economically mineable.

(1a) The Ivanhoe Property, Nevada

Acquisition Agreements

(i) Newmont Agreement

Pursuant to the terms of a purchase agreement (the "Ivanhoe Purchase Agreement") dated August 13, 1997, between Newmont Exploration Limited, a Denver based international mining company ("Newmont"), Touchstone Resources Company ("Touchstone"), a Nevada company later acquired by Great Basin and Great Basin's USA holding company, Great Basin Gold Inc. ("GBGI"), GBGI's wholly owned subsidiary Rodeo Creek Gold Inc. ("RCGI") acquired Newmont's 75% interest in the Ivanhoe property. RCGI later acquired Touchstone (for 2.75 million Great Basin shares), which owned the other 25%, hence 100% of the Ivanhoe Property is now owned by Great Basin and its subsidiaries. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty ("NSR") held by Newmont Mining Corporation (which merged with Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation); and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph). All claims are subject to annual maintenance payments to the Bureau of Land Management (BLM) and Elko County.

The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership. Finley River Company, L.L.C. acquired the interest previously held by Auric Metals Corporation on October 27, 2000. This partnership retains an underlying NSR of 2% and receives annual lease payments of

$50,000. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont Mining Corporation holds an additional net 3% NSR on the Hillcrest/Finley River claims.

Under the Ivanhoe Agreements, RCGI agreed to share Newmont's future reclamation costs for past mining at Ivanhoe on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Ivanhoe Property mining claims (the "Reclamation Area") until reclamation is complete at which time RCGI will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont's original estimates for reclamation were in the US$4.5 -US$6 million range. Great Basin also purchased, as a condition of Touchstone entering into the Ivanhoe Purchase Agreement, 1,100,000 units (comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for $1.00 per unit. The shares comprised in these units were sold in 1998.

(ii) Other Ivanhoe Acquisition Agreements

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

At December 31, 2003, the Ivanhoe Property consists of a total of 924 unpatented claims, covering over 69 square kilometres, located on federal land administered by the BLM.

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

Hecla will vest with a 50% interest in the Development Block after it completes the two stages of exploration and development or completes the Stage 1 earn-in activities and achieves commercial production and in all cases issues share purchase warrants as described below. Hecla can also vest its 50% working interest by completing Stage 1 earn-in activities and by paying the amount of the Stage 2 costs or a cash amount (the lesser of US$11.5 million and US$21.8 million less actual Stage 1 costs) into the Joint Venture to fund development capital and issue all prescribed warrants.

Under the terms of the Earn-In Agreement, Hecla initiated engineering and permitting. Hecla obtained appropriate permits in May 2004 and it will continue with the Stage 1 expenditures and complete the program in an expeditious manner and to complete some on a best efforts diligent basis estimated to take approximately twelve months. Hecla must indicate its intention of proceeding to Stage 2 within 60 days of the completion of Stage 1, and then complete or fully fund the Stage 2 program within the period ending August 2, 2006.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures. From completed economic assessments, and taking into account expected pre-production revenues, it is estimated that recovery of the Stage 1 and 2 program costs plus 15% could occur as early as one year after commercial production.

Hecla issued 2 million Hecla common share purchase warrants (exercisable at US$3.73 per Hecla common share) to Great Basin and Great Basin issued to Hecla 1 million share purchase warrants (exercisable at C$1.55 per Great Basin common share). Hecla must issue an additional 1 million Hecla common share purchase warrants to Great Basin upon completion of Stage 1 and 1 million warrants on completion of Stage 2 in order to complete the earn-in.

Great Basin has issued to Hecla 1,000,000 share purchase warrants, and has agreed to issue 500,000 share purchase warrants on completion of the Stage 1 work program and 500,000 share purchase warrants on completion of the Stage 2 work program.

The warrants still issuable will be exercisable at a price, which is the weighted average closing price of Great Basin's shares on the TSX, and for the Hecla shares on the New York Stock Exchange, for the 20 trading days immediately prior to the issuance of the warrant.

Great Basin understands that Hecla currently has all permits and authorizations necessary for it to complete the Phase I earn-in expenditures of US$10.3 million. In late June, 2004 Hecla requested that Great Basin execute and also have executed by Newmont some further documentation which Hecla’s counsel advised Great Basin that he believes may be necessary to provide with certain additional assurances in connection with the program. Great Basin is currently having legal counsel review the appropriateness of the request.

Ivanhoe Property – Technical Summary

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

Exploration efforts by previous operators at Ivanhoe had focused on outlining near-surface gold mineralization. There was past open pit production of 115,696 ounces (3.6 million grams) of gold from the "Hollister" area of the Property.

Great Basin's exploration program has tested the potential for moderate to deep, high-grade gold deposits on the property. Two primary target-areas, Hollister and Hatter, were identified to explore for feeder veins at moderate depth and deeper, lower plate hosted gold systems. Great Basin has defined the orientation of gold feeder veins in the Hollister area, and prospective host rock stratigraphy in lower plate rocks in the Hollister and Hatter areas. On a more regional scale, a compilation and re-interpretation of property-wide exploration information in 2001 resulted in the important discovery of a second major structural trend on the property. The north-northwest trend of the newly identified fault structures is the same as the principal ore structures at several mines in northeastern Nevada that are related to the Miocene–aged Northern Nevada Rift. This new structural trend provides excellent potential to find significant, additional high-grade gold vein systems.

The Company established the presence of a significant high-grade gold-silver mineralization in the Hollister area. An initial estimation of the mineralized material (resource) for the Clementine and Gwenivere high-grade veins was completed in 2001. Based on this mineralization (inferred resource), a preliminary assessment of capital and operating costs was done, indicating robust rates of return for a 600 ton per day underground operation utilizing toll milling.

In August 2002, Great Basin entered into an agreement with Hecla Mining Company, whereby Hecla can earn a 50% interest in the Hollister Development Block ("HDB"), an area within and constituting about 5% of the Ivanhoe property, by funding a two-stage advanced exploration and development program leading to commercial development of the Clementine-Gwenivere high grade vein systems. Hecla proceeded to initiate project planning, including applications for permitting for the HDB underground exploration and development program. Permit approvals were obtained in late March 2004.

Location and Access

The Ivanhoe Property is located at latitude 41 degrees 06' north and longitude 116 degrees 31' west, in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

The shortest access to the Property is to travel from the Interstate 80 freeway corridor is by gravel roads, north of Battle Mountain, for over a distance of roughly 50 miles (80 kilometres). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 miles (12.8 kilometres) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 miles (8 kilometres) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

Environmental Matters

Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square miles (2.8 square kilometres), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, have been funded 33% by Newmont and 67% by Great Basin, and thereafter all amounts expended are funded as to 75% by Newmont and 25% by Great Basin.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2003. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next two years:

			The Company's 25%
Year	Total Reclamation Costs			Share
2004	US$	25,042	US$	6,260
2005		161,042		40,261
	US$	186,084	US$	46,521

During 2000, 2001 and 2002, US$51,992, US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) was accrued at December 31, 2002. US$909 was paid to Newmont during the twelve months ended December 31, 2003 for the Company's 25% share of actual reclamation costs incurred, and Great Basin is awaiting an updated reclamation costs report from Newmont, which is expected in routine course. Great Basin has access to explore within the reclaimed areas, subject to Newmont's determination that such activities don't interfere with reclamation (Newmont's consent has been obtained expeditiously in all cases to date).

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

The Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This deposit represents near-surface leakage from a deeper, high-grade gold feeder system, hosted by the Valmy Formation. In the area of the mineralized veins, the Ordovician Valmy Formation consists of light grey quartzites; dark grey, muddy or argillaceous quartzites; black sandy argillites; black massive argillites and black to grey laminated argillites. A core intercept of 2.4 feet grading 32.54 oz. Au/ton (0.7 metres grading 1,115.67 g Au/t) in the west Hollister area from 1994 drilling by Newmont was interpreted to be a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 such historic high-grade intersections in the Valmy Formation that required follow-up drilling.

The Hatter Stock is a 39 million year old biotite granodiorite intrusion. It has another significant, although less well understood, leakage anomaly associated with it and the surrounding Valmy Formation. Assays from younger crosscutting veins in the Hatter intrusion include ten feet of 0.731 oz. Au/ton (3 metres of 25.06 g Au/tonne) and 20 feet of 0.736 oz. Au/ton (6.1 metres of 25.23 g Au/tonne). The Valmy rocks on the west flank of the stock host low-grade intercepts, such as 85 feet at 0.025 oz. Au/ton (25.9 metres at 0.857 g Au/tonne) in brittle shear or fault zones.

Exploration History

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

Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square miles (2.8 square kilometres), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, are being funded 33% each by Newmont, Great Basin, and Touchstone, and thereafter 75% by Newmont with the balance payable by Great Basin. Great Basin has access to explore within the reclaimed areas, subject to Newmont's approval (which has been obtained expeditiously in all cases to date) during the time reclamation is being completed.

Great Basin's exploration program at Ivanhoe has focused on the location of high-grade gold deposits that are mineable by underground methods. In general, exploration will be based on comparisons to the Midas deposit at the Ken Snyder Mine, located to the northwest and the Goldstrike area (i.e. Post-Betze and associated deposits) located to the southeast along the Carlin Trend. The comparison with the deposits at Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been intersected beneath the Hollister deposit to those at the

Midas discovery. The comparison with Goldstrike is based on the similarity of: the size and tenor of the gold leakage anomalies in both the Hollister and Hatter areas; the ore controlling structures; the Lower Paleozoic stratigraphy; and the association of mineralization with an intermediate composition intrusive body (i.e. the Hatter Stock).

The best exploration potential for the more traditional Carlin-style deposits in the lower plate rocks occur at depths ranging from 5,000 to 6,000 feet (1,524 to 1,829 metres) in the silty carbonate host rocks of the Rodeo Creek, Popovich and Roberts Mountain Formations. Deep drilling by Newmont in 1996 on the northern margin of the Little Boulder Basin stock east of Goldstrike discovered high-grade gold zones at over 6,000 feet (1,828 metres) below the surface. Two intercepts from this zone averaged 206 feet of 0.146 oz. Au/ton (62.8 metres of 5.0 g/t) including 22.5 feet of 0.570 oz Au/ton (6.8 metres of 19.54 g/t). The Little Boulder Basin discovery may provide the best analogy to the deep exploration planned for the Hatter area and the Ivanhoe Property as a whole, as it demonstrates that high-grade gold mineralization exists over a considerable range of vertical depth throughout the Carlin Trend.

Hollister Development Block

An initial drilling program by Great Basin at Hollister in January 1998 tested for vein systems related to the +30 oz. Au/ton (+1,029 g Au/tonne) core intercept encountered by Newmont in 1994. Using a N40E oriented fence of six vertical core holes at 25 foot (7.6 metre) spacing, Great Basin's drilling crosscut high-grade intercepts in the northern area of the deposit. Hole IH004 pierced a very high-grade vein zone of 4.6 feet grading 11.13 oz. Au/ton and 103.4 oz. Ag/ton (1.4 metres grading 381.6 g/t Au and 3,545.17 g/t Ag) within a thicker interval of 10.6 feet assaying 4.96 oz. Au/ton and 47.8 oz. Ag/ton (3.23 metres at 170.06 g/t Au and 1,638.87 g/t Ag). Unlike the Newmont drilling, this hole was not lost and another intercept of 12.6 feet grading 1.64 oz. Au/ton and 39.0 oz. Ag/ton (3.84 metres at 56.23 g/t Au and 1,337.15 g/t Ag) was intersected further down the hole.

The 1998 drilling program encountered the first reported quartz-silver-selenide-electrum veining reported in the Valmy Formation and the Ivanhoe area. The first hole in the fence of drilling, IH002, intercepted a very thick banded, brecciated and cockscomb-textured micro to cryptocrystalline quartz vein zone with minor disseminated sulphides. This style of veining had not previously been demonstrated in the upper plate Valmy rocks anywhere on the Carlin Trend. Smaller but similar vein intercepts were found in 5 of the 6 holes, with the higher-grade zones in 1H004 displaying the most interesting vein and sulfide mineralogy. Great Basin's geologists noted several similarities with high-grade core samples from the nearby Ken Snyder Mine in the Midas District, owned by Franco-Nevada Mining Corp. These include visible electrum, a black silver selenide series mineral naumannite-aguilarite, and quartz vein banding with quartz pseudomorphs after bladed calcite; the presence of electrum, naumannite-aguilarite, pyrite, and kaolinite - an assemblage similar to that in the Midas area – was later confirmed by petrographic work. The vein zones at Midas are hosted in volcanic rocks, which are age-equivalent to the Tertiary bi-modal suite overlying the Ivanhoe area. These same volcanic rocks do not appear to host vein zones at Hollister, but rather, occur as diffuse argillic-altered zones of low-grade gold mineralization. The Midas-style veining at Hollister is hosted predominantly in the underlying Ordovician-aged upper plate Valmy Formation.

The similarities between Hollister and Midas prompted Great Basin to design an exploration program to test for lateral continuity of the newly discovered veining along a postulated N47W strike to the vein zones, and other potential vein directions. Significant results were obtained in all four holes drilled.

Great Basin planned and implemented a two-phase $5.0 million exploration program in 1999 to test the newly interpreted and defined multiple vein systems beneath the Hollister deposit. This program included drilling angled core holes to establish the presence and continuity of this high-grade gold-silver system. Drill holes tested projected intersections of anticipated major ore-controlling structures trending northeast, east and northwest beneath the Hollister deposit; 59 holes totalling 47,827 feet (14,578 metres) were drilled. Geological mapping and compilation of all existing data at Hollister and Hatter was also done that generated additional high-grade structural targets for drilling.

The 1999 drilling program resulted in the discovery and initial delineation of two high-grade gold-silver vein systems, Clementine and Gwenivere, in the Valmy Formation rocks beneath the Hollister deposit. At the end of 1999, these vein systems had been drilled over respective east-west strike lengths of 1,800 feet (550 metres) and 1,000 feet (305 metres).

Approximately $10.0 million was spent on exploration in 2000, including 143 drill holes, totalling 141,832 feet (43,230 metres). The Clementine system was outlined over a strike length of 3,000 feet (914 metres), and the Gwenivere system over a strike length of 2,000 feet (610 metres). A third system, called South Gwenivere, was also discovered and traced over at least 500 feet (152 metres). Outside of the immediate Hollister area, drilling at Velvet, an area located 1,400 feet (425 metres) north of the Clementine vein system, encountered high-grade gold mineralization in a new vein system. Rotary hole 204 returned 15 feet of 0.56 oz. Au /ton, (4.6 metres of 19.20 g/t Au) including 5 feet of 1.04 oz. Au /ton (1.5 metres of 35.65 g/t Au) in a banded quartz vein intersection in Valmy Formation quartzites.

Drilling through 2001 continued to delineate the strike length and number of gold-silver drill intercepts on the Clementine and Gwenivere vein systems. To December 31, 2001, Great Basin completed a total of 205,443 feet (62,619 metres) of drilling in 216 combined reverse circulation precollar and core tail holes.

Current Estimates of Mineralization

In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit Great Basin's internal preliminary estimate of the mineralized material (resource) for the high-grade epithermal gold-silver veins that make up the Ivanhoe deposit. The independent qualified person for the estimate is James A. Currie, P.Eng.

Resource modeling was carried out using a three-dimensional solid geological model for each vein, and grade estimation for blocks within a vein using capped assay samples within the same vein. The total inferred resource estimated for the Clementine, Gwenieve and South Gwenivere veins is 719 million tons grading 1.29 oz/ton gold and 7.0 oz/ton silver, containing 926,000 ounces of gold and 5,033,000 ounces of silver (about 1 million ounces of gold equivalent) at a 0.25 oz/ton gold cut-off.

Based on the detailed review, Behre Dolbear concluded that the preliminary estimate of the mineralized material (resource) was conducted in accordance with parameters conforming to Canadian Securities Association (CSA) National Instrument (NI) 43-101 and NI 43-101CP. The drill hole database was monitored and maintained by a rigorous QA/QC program, which was above the industry standard. Modeling procedures and parameters used by Great Basin are consistent with industry standards. Great Basin understands the preliminary nature of the estimate for the Ivanhoe deposit and as such, only classified the mineralized material (resource) as inferred. As the inferred resource, by definition of CSA NI 43-101CP, was estimated based on reasonably assured, but not confirmed geological and grade continuity, significant uncertainty is present for the estimate. Additional sampling work for the project may significantly alter the estimate.

Preliminary Engineering

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

Preliminary Assessment

A Preliminary Assessment is defined under CSA National Instrument 43-101 as an economic evaluation that uses inferred resources. It is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

Since the level of engineering is preliminary, the criteria, methods and estimates are conceptual. They are mainly based on established industry practice and prior cost experience. Further, Elko County is a well-developed mining district that has significant mining infrastructure and a comprehensive history of associated costs. Costs are not based on detailed engineering and are at the preliminary assessment or conceptual level. For the purpose of this evaluation, advice on mining methods and costs were obtained from Hecla Mining Company, experienced vein miners who recently operated the Rosebud mine northwest of Ivanhoe; Dynatec Corporation, who were the prime construction contractors and then contract operators of the nearby Ken Snyder mine at Midas; and Merit Consultants International Inc., who have managed several construction projects in the Carlin Trend.

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

Recent Exploration

In 2002 and 2003, most activity related to the Ivanhoe property was conducted by Hecla, and directed toward gaining permits for the underground exploration and development program. The Nevada Bureau of Land Management announced a finding of "Finding of No Significant Impact" and "Decision Record" in March 2004.

Other Exploration Potential

The last hole completed in 2001, IH-214, was designed to test for the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. A precollar was drilled and cased to 1,400 feet (425 metres), then core drilling proceeded to 5,500 feet (1,675 metres) using HQ equipment, and was changed to NQ equipment to total depth of 6,940 feet (2,115 metres). The deep hole shows that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister deposit. Samples from the base of the Rodeo Creek Formation immediately above the Roberts Mountain Formation (the location of many of the Carlin Trend deposits) are anomalous in Au, Ag, As and Sb, although the intersection is not of ore grade. However, the presence of mineralization in stratigraphy indicates that many of the criteria contributing to the formation of a "Carlin-type" deposit could be present beneath the Hollister-Hatter area.

In addition, a re-interpretation of exploration information for the eastern half of the property resulted in the recognition of a second major structural trend on the Ivanhoe property. The north-northwest trend of the newly identified major fault structures is the same as the principal ore-bearing structure at Ken Snyder and other mines in northeastern Nevada. This new structural trend provides potential to find significant, additional high-grade gold vein systems.

Sampling and Analyses

This is a summary of the procedures used on the Ivanhoe project by Great Basin from 1998 to 2001. Primary exploration targets in the Ordovician Valmy Formation were sampled by HQ (2.5 inch/6.35 cm diameter) core drilling; a few holes are NQ (1.875 inch/4.76 cm) core. The average recovery for all cores is 91.7%, and 91.3% within mineralized intervals. Drill core was generally sampled over geologically defined intervals, averaging 4.8 feet (1.46 metres). About 96.9% of core intervals were sampled by mechanical splitting; the remainder is sawn (3%) and or sampled whole (0.1%) . The average length-wise half-split sample provides 12 pounds (5.4 kg) of material. The remaining half core was returned to the boxes and stored at Battle Mountain.

To assess secondary exploration targets, which occur in the overlying Tertiary rocks, all cuttings/chips from the 6-inch (15.2 cm) diameter Reverse Circulation pre-collar drill holes are passed through a cyclone. From this, 8 to 10 pound (3.6 to 4.5 kg) sub-samples were collected for every 5 feet (1.5 metres) of hole drilled, wherever recovery is sufficient to provide a representative sample. The samples were picked up at the drill rig and transported by laboratory personnel to the ALS Chemex in Elko, where regular mainstream samples and blanks are dried, weighed, crushed and pulverized, Great Basin standard reference samples are inserted and crushed and splits for duplicates are taken for analysis at a second laboratory.

Pulverized assay samples were shipped by truck from Elko to the ALS Chemex laboratory in Sparks, Nevada. Regular samples were forwarded by air express to ALS Chemex main laboratory in North Vancouver, British Columbia, Canada for assay analysis. In some instances, a second set of priority samples was assayed at the ALS Chemex facility at Sparks.

ALS Chemex, North Vancouver, BC is the "primary lab", and did all regular mainstream Au and Ag from IH-008 (mid-1998 to 2001), and all 1998-2001 ICP, and 1999-2001 metallics for Au and Ag.

ALS Chemex, Sparks, Nevada did all 1998 Au, Ag and metallics for Au and Ag to hole IH-008, and "Priority" samples in 1999-2000. The latter are a select set of "rush" priority samples are also analyzed for gold and silver in Sparks, when the data is needed for news release prior to the completion of the North Vancouver results.

American Assay Lab, Sparks, Nevada is the "second lab", and did most duplicate assays 1998-2001, plus standard reference sample homogenization, splitting and round robin analysis in 1998.

In 1998, Bondar-Clegg, Sparks, Nevada and North Vancouver, BC did standard preparation and some duplicates; and Assayers Canada, Vancouver, BC did some duplicates.

All regular core, RC and duplicate samples are assayed for gold by 30 g lead collection fire assay (FA) fusions with an atomic absorption spectroscopy (AAS) finish; most results are reported in parts per billion (ppb). Gold analyses greater than 10,000 ppb are re-analyzed by 1 assay ton FA fusion, with a gravimetric (Grav) finish; most results are reported in grams per tonne (g/t). Core samples are also assayed for silver by nitric-hydrochloric acid digestion and AAS finish with results reported in grams/tonne. Silver assays of >350 g/t are re-analyzed by one-half assay ton FA fusion with Grav finish.

All core samples and any RC samples with gold values of >2000 ppb are analyzed for 35 elements by Aqua Regia digestion, Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). The ICP report includes a silver result in ppm, and this value is used in the drill hole database, if no other silver analysis was available (i.e. most RC samples). If the RC sample returns an ICP-AES silver result of >100 g/t, it is re-analyzed for silver by nitric-hydrochloric acid digestion AAS finish. If this subsequent AAS result returns a >350 g/t value, then a silver assay is performed using FA-Grav finish.

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

Quality Control

Additional analyses required for the quality assurance/quality control (QAQC) program exceed 10% of the overall analytical results for drill core, and is separate from the internal procedures used at the analytical laboratories themselves. There are five main samples types:

MS – Regular or mainstream samples were submitted for preparation and analysis at the primary lab. Constitute about 90% of total number of results.

ST – Mineralized standard or reference sample pulps, of known precious metal concentration, prepared from coarse drill rejects from earlier Ivanhoe drilling. Standards were submitted for analysis at the primary lab as consecutively numbered pulps within each batch of mainstream pulps. About 1 in 20 samples are ST, or 4.9% of total.

DP – Duplicate samples, of which there are three basic sub-types:

(a)	Lab-Lab – A second split taken from coarse sub-sample with the same sample number for pulverization and analysis at a second lab. About 1 in 20 samples, or 4.9% of total.

(b)
Selected – A second split was taken, usually based on grade, after the initial analytical results are received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other lab.

(c)
In Line – A second split was taken from the in the field or from the coarse sub-sample and given the next consecutive sample number, for pulverization and analysis with the MS samples at the primary lab immediately following the duplicated sample.

SD – Duplicates of standard reference samples were submitted for analysis with lab-lab duplicates at a second lab in (a) above. Constitute about 1 in 13 of DP samples, or 0.3% of the total.

BL – Coarse blank sample (basically a standard with no appreciable grade) that was inserted immediately following a visibly high-grade sample through crushing, pulverization and analytical stages at the primary lab. Frequency varies, usually inserted to follow visible high-grade samples, about 0.3% of total.

Sample Storage and Security

Core samples were transported from the drill to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Company personnel. After sampling, the remaining half core was returned to the boxes and stored at Battle Mountain.

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

Plan of Operation – Exploration and Development in 2004

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

(1b) Golden Cloud Property, Nevada

Location and Access

The Golden Property is contiguous with the southern boundary of the Ivanhoe property, about 3 kilometres south of the Hollister Development Block. It is located in Elko County, Nevada, about 100 kilometres by road from Elko.

Property and Ownership

On August 26, 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") to acquire a 70% interest in the Golden Cloud Property, located in Elko County, Nevada. The 3,000-acre (1,200 hectare) property comprises 179 mineral claims, and is contiguous with the southern boundary of the Ivanhoe claim block.

Great Basin can earn a 70% interest in the property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of drilling, making cash payments totalling US$400,000 to Atna, and by assuming underlying option and property maintenance payments, including annual state rental payments of US$17,900. Upon fulfilling the earn-in requirements, the companies would form a 70/30 joint venture for further exploration and development of the property.

Geology

The geology is similar to the Ivanhoe property, mainly consisting of a sequence of Miocene bimodal volcanic rocks, consisting of andesitic basalts and felsic tuff and tuffaceous sedimentary rocks, overlying Paleozoic sedimentary rocks. The sequence is offset by northwesterly trending faults.

Fine-grained silica, indicative of the upper levels of an epithermal system have replaced the tuffs, locally, and filled the open spaces in the andesitic rocks. Rock samples show that this chalcedonic silica contains anomalous amounts of mercury and gold, which on the adjacent Ivanhoe and Silver Cloud properties, is indicative of higher-grade gold mineralization at depth.

Exploration History

In the early 1990's, Newmont Exploration Inc and Touchstone Resources Ltd conducted reverse circulation drilling along the eastern margin or the Golden Cloud property, and on the adjoining Silver Cloud property. No significant intercepts were encountered from the drilling on either property, but Placer Dome Inc and Teck Cominco American Inc have recently made a drill discovery on the Silver Cloud property.

The principal target at Golden Cloud is a ‘bonanza style' epithermal vein gold deposit. Outcrops of silica sinter and silica replacement bodies with widespread cinnabar mineralization are developed on the property, and occur within Tertiary 15 million year old (Ma) volcanic flows and tuffs. Historically, some of the sinters associated with gold deposits in the vicinity of Golden Cloud were mined for their mercury content. Golden Cloud, however, is a new discovery. Gravity anomalies, magnetic anomalies, and mineralized fractures and sinter trends on the property suggest northwest and north-northwest trending structures, similar to ore-hosting structures at the Silver Cloud deposit and the Midas deposit at Newmont's Ken Snyder mine. The gravity survey results also indicate a potential high in the basement rocks underlying Golden Cloud's silica cap.

Geological, geophysical and geochemical surveys by Atna in early 2003 also identified a second target area on the northern part of the property: an extensive, structurally-controlled zone of sinter and silicified volcanic rocks that strikes northward toward the area of the past producing Hollister pit and its feeder vein sets (Clementine & Gwenivere) on the Ivanhoe property.

Recent Exploration

Great Basin mapped and sampled these areas in late 2003 to define targets for drilling. Several structural zones, with associated alteration and anomalous mercury and gold values were identified.

Sampling and Analyses

All cuttings/chips from the 5 ¾ inch (14.6 cm) diameter Reverse Circulation pre-collar drill holes are passed through a cyclone and a rotating splitter. From this, 10 to 15 pound (4.5 to 7.0 kg) sub-samples are collected for every 5 feet (1.5 metres) of hole drilled, wherever recovery is sufficient to provide a representative sample. The samples are picked up at the drill rig and transported by laboratory personnel to the American Assays Laboratories in Sparks, Nevada, where regular mainstream samples and blanks are dried, weighed, crushed and pulverized and analysed.

All regular core, RC and duplicate samples are assayed for gold by 30 g lead collection fire assay (FA) fusions with an atomic absorption spectroscopy (AAS) finish; most results are reported in parts per billion (ppb). Gold analyses greater than 10,000 ppb are re-analyzed by 1 assay ton lead collection FA fusion, with a gravimetric finish; most results are reported in grams per tonne (g/t).

Plan of Operation – Exploration in 2004

Approximately 1,600 metres (5,000 feet) of reverse circulation drilling is planned to test for epithermal alteration and disseminated gold mineralization at depth. The estimated cost, all in, is $187,600 (US$134,000).

(2) Witwatersrand Basin, South Africa

The Burnstone Gold Property, Mpumalanga Province

Property Agreements

Great Basin entered into an option agreement date November 5, 2002 ("the Agreement") to purchase 100% of Southgold Exploration (Proprietary) Limited ("Southgold"), a privately held South African corporation that holds rights to purchase the Burnstone property. Great Basin exercised the option in two tranches in April 2003 and January 2004, and thus holds a 100% interest in the Burnstone Gold Project through its subsidiary Southgold, subject to government legislation that provides for Historically Disadvantaged South Africans ("HDSA") to earn an interest in mining.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone project by reimbursing 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which were not met and, consequently the agreement expired. The Company and Tranter are, however, working together to extend or modify the agreement on mutually acceptable terms and conditions.

On signing the Agreement with Southgold and its shareholders, Great Basin paid US$1.25 million (C$2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (completed). Great Basin exercised its option and completed the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants are subject to a 45 day accelerated expiry clause if Great Basin shares trade at over US$1.50 for 20 consecutive trading days.

The Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders have undertaken to vote with Great Basin management for a period of five years. Southgold shareholders are entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may also become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

In the fourth quarter, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex") and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex (“the GFL/Randex mineral rights”) for 35 million South African Rand ("ZAR"), or approximately C$6.7 million. The GFL/Randex mineral rights, totaling 11,563 hectares, comprise the core of the Burnstone Property. Great Basin funded Southgold's purchase of these rights by way of a cash payment in the amount of ZAR 35 million.

Technical Summary – Burnstone Project

The following was summarized from company information and reports completed for Great Basin by Behre Dolbear & Company and GeoActiv (Proprietary) Limited.

Access, Climate and Physiography

The Burnstone property is located about 80 kilometres southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of the Republic of South Africa (Figure 3). The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 metres. Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in midwinter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms are often ferocious and can be accompanied by substantial lightning. Hailstorms are an occasional occurrence.

The project is located close to a major highway and several roads cross the property that accesses the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. The Rand Water Board trunk water main into Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

Mineral Rights Holdings

The Burnstone project encompasses 45,676 hectares, encompassing portions of 22 farms as shown in Figure 4. A summary of the mineral rights currently under option are tabulated below:

Mineral Rights Under Option
Owner	Hectares	%
Gold Fields	13,568	30%
Rietbult Estates	7,288	16%
Southgold	2,287	5%
Taurus	1,365	3%
Puma	2,744	6%
Private	18,424	40%
TOTAL	45,676	100%

Surface rights will be acquired in accordance with South African mining land tenure regulations should the Burnstone Project proceed to development.

Mineral Rights Held
Area 1
Balfour
RUSTFONTEIN
5 km

Figure 4 Burnstone Mineral Rights Ownership (modified after Saad, 2003)

Regional Geology

Gold was discovered in 1886 in the present city of Johannesburg. Through 1994, more than 1.4 billion ounces of gold at an average grade of 9.5 g/t have been produced from the auriferous conglomerate placers (locally called "reefs") of the Witwatersrand Basin. Seven major gold fields have been developed within the Basin. The Central Rand, West Rand, East Rand and Klerksdorp goldfields all contain outcrops of the auriferous placers, whereas those of the remaining three goldfields occur beneath a cover of younger rocks, up to 3,000 metres thick. Several smaller goldfields have also been exploited.

The Witwatersrand goldfields are considered to signify major, diachronous, entry points of coarse-grained sediment into the Basin. The deposits formed probably represent laterally-coalesced fluvial braid-plains, where gold was concentrated within conglomerates ("reefs", in local mining terminology) developed primarily on diachronous unconformities. Those parts of the proposed braid-plains that contain economic gold concentrations commonly extend for several kilometres down depositional dip, and for up to 50 kilometres along depositional strike. There are some "gaps" between goldfields where no economic placers have been discovered.

The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga (billion years)) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Trans-vaal (2.6 Ga) and Karoo (280 Ma (million years)) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event of granite magmatism might have been the prelude to a pulse of sedimentation in the basin.

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

Gold occurs as detrital grains, with nugget-like shapes, as well as secondary grains with obviously recrystallised textures. Typically, gold grains range in size between 0.005 and 0.5 mm diameter. The silver content of gold remains fairly constant from one reef to another, as well as among the various textural types. In certain reefs, gold fineness is bimodal and it has been suggested that this might reflect gold derived from two different sources; it is uncertain whether the silver content of gold grains in the Basin is inherited or if the gold has been homogenized by in-situ remobilization. Another important component is mercury; typically, Hg contents range between 1 - 4%. Other impurities include Fe, Cu, Mo, Co, Bi, Pb, Sn and As.

Property Geology

The South Rand area is located in the northeastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 metres of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata is approximately 900 m thick and includes the auriferous Kimberley Reef horizon. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 metres thick. The Turffontein Subgroup is approximately 600 metres thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

Gold occurs in a conglomerate unit called the Kimberley Reef that occurs at the base of the Turffontein Subgroup. This horizon is developed on an unconformity surface and may rest directly on the Kimberley shale or the Main Bird quartzites or amygdaloidal lava. The sedimentological features, i.e. pebble size, degree of sorting, and mineralogical composition, of the Kimberley Reef conglomerate are somewhat variable. These variations are a function of the environment of deposition, the nature of the source area supplying detritus, and the extent to which later hydrothermal or metamorphic fluids have passed through the reefs. Typically, the Kimberley Reef comprises between 70 and 90% well-rounded pebbles, made up predominantly of milky vein quartz together with lesser chert, blue quartz, jasper, quartzite, shale and other rock fragments. Pebbles are cemented in a matrix of finer, more angular quartz grains and a variety of phyllo-silicate minerals including sericite, pyrophyllite, muscovite, chlorite and chloritoid.

An 18-kilometre long northwest-southeast gold trend has been outlined that appears to be associated with a large braided channel system extending over the property. At least four gold deposit areas have been identified so far: Area 1 is located in the northwestern part of the trend, Area 2 is located 3 kilometres southeast of Area 1 and Area 3 is located a further 4 kilometres to the southeast of Area 2. The Area 4 target occurs adjacent to the southwest of the Area 1 gold deposit. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced 4 kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of each deposit area along the trend lies at between 250 and 750 metres in depth, which is relatively shallow for Witwatersrand gold deposits.

Exploration History

Gold exploration and development commenced in the South Rand goldfield in 1887 and several small mines operated there between 1892 and 1962. The activity has followed improvements in the gold price, except in the late 1960's when a high uranium price revived interest in the area for potential gold-uranium production. Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation, and later by Gencor. During this period, six holes (the VFN-series) were also drilled by Anglovaal Mining Limited, ("Avmin"), the principal shareholder of Avgold Limited.

Southgold acquired the Reitbuilt Estates ground in 1999, and then acquired Gold Fields' Burnstone property and the related Avmin ground in 2000. In 2000, under the direction of the new management of Pangea, Southgold acquired a significant number of surrounding properties that were held by private individuals. Three boreholes, SG1 through SG3, were drilled by Southgold in 1999 and early 2000, and a further 15 boreholes, SG4 through SG18, were completed from May to July 2002. Over the course of these exploration programs, it was thought that the Kimberley Reef in the Burnstone area was folded upward into an antiform and as a result, only buried to depths of 250 to 1,000 metres - a comparatively shallow depth for Witwatersrand gold deposits.

Prior to August 2002, Southgold commissioned Global Geo Services (Proprietary) Ltd ("GGS") to estimate the mineralized material (mineral resources) of Area 1 and 2. In August 2002, Great Basin commissioned GeoActiv to complete a geological review of the project and estimates for Area 1 and 2, and Behre Dolbear & Company ("Behre Dolbear") to review the engineering considerations for the Burnstone Project (see The Mineral Corporation and Behre Dolbear under Preliminary Engineering Studies below). The same drill holes and composites were used by GGS and GeoActiv and the global estimates are similar. The Area 2 estimate was reported at the 0 cm g/t cut-off, and the Area 1 estimate was reported at a 0 cm g/t cut-off and a 350 cm g/t cut-off. The estimates at a 0 cut-off were geologically constrained to demonstrate the extents of the deposits, but were not intended to suggest that the material at that cut-off is entirely economically viable. Since the Area 2 estimate was only presented at a zero cutoff, it cannot be considered a resource at this time. The estimated indicated mineralized material (resource) for Area 1 at a 350 cm g/t cut-off and diluted over a 1.0 metre mining width was 30,000,000 tonnes grading 5.53 g/t gold. The independent qualified person for the November 2002 estimates is Deon Vermaakt, Ph.D., Pr. Nat. Sci.

Preliminary Engineering

The Mineral Corporation ("TMC") completed a Scoping Study, assessing the development of the Burnstone Project Area 1, based on the 2002 estimate of the mineralized material (resource) by GGS, as a conventional underground mine operating at a milling rate of 75,000 tonnes per month and producing approximately 144,000 ounces of gold per annum. TMC used an estimate of the mineralized material (resource) for a mine design for Area 1 of 19,234,000 tonnes having a mill head grade of 5.25 g/t. According to a due diligence review of the project for Great Basin by Behre Dolbear & Company, the proposed underground development and metallurgical processing described in the scoping study by TMC all conform to standard South African practice but the work is preliminary in nature and as such, considerable investigation remains to be done to confirm the concepts and numbers. Additional comments include:

  The proposed stoping method is the predominant one used for seventy years on the Witwatersrand,however, that proposed for Burnstone is one of numerous variations of the basic method. The proposedstoping width is 100 cm. Several Rand mines have operated with average stope widths of between 70 cmand 75 cm but all have had problems with low productivity. At the neighboring Evander property, strongmanagement action has resulted in the average stoping width being reduced from 110-115 cm to 93-98 cm. As the practicality of sub-100 cm stope widths has been established at Evander, Behre Dolbear believesthat proposed 100 cm stoping width for Burnstone is entirely appropriate and definitely achievable.
  TMC's stope design utilizes a number of modifications to conventional design and incorporates severalnew features. The principal design modification is the use of two dip slusher gulleys, one on either side of asingle manway gulley. Conventional design usually only employs a single dip gulley. Another modificationis the development of 500 cubic meter capacity boxholes under the stopes leading to the stope crosscut. Boxholes of this size may not be necessary. There is also potential for serious mud rushes with this size ofboxhole, particularly if water sweeping is used. Due to the low dip of the reef, stope floors must be sweptclean after blasting otherwise excessive gold loss will occur. The proposed stope is designed to handle thewater used in water-sweeping, but it will not totally prevent the occurrence of mud rushes of saturated finesfrom boxholes and ore passes. Conventional sweeping using shovels and brooms is a safe and cost effectivealternative. Further, boxhole size should be re-evaluated in subsequent studies.
  TMC proposed to develop every second strike gulley ahead of the face. While slightly more expensive thanthe conventional means of advancing the gulleys, it has the distinct advantage of providing a forewarningof adverse reef moments or providing a stop point in face advance should stope grade become unpayable. The proposed stope design also leaves a two-metre wide crush pillar on the down dip side of the strikegulleys. It should be geotechnically determined if these pillars could be eliminated by methodically roof-bolting the hanging wall.

Recent Exploration

Great Basin drilled approximately 65,193 metres in 101 master holes and deflections on the Burnstone property in 2003. The 2003 results are shown with those from drilling to April 2004 in Figure 4 (see Exploration in 2004 below).

Thirty holes were drilled at Area 1 during January to April 2003. Expenditures on this program met Great Basin's initial US$1.5 million commitment under the November 2002 agreement. Great Basin's staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit. Independent engineering firm, Behre Dolbear & Company ("Behre Dolbear"), was commissioned to estimate the mineralized material (resource) for the Area 1 deposit in June 2003. Behre Dolbear's estimation specialists reviewed the model, updated the estimate and classified the mineralized material (resource) based on 57 core holes and 208 valid core hole deflections. Behre Dolbear's work was done under the supervision of James A. Currie, P.Eng., who is the independent qualified person for the estimate. The measured and indicated mineralized material (resources), at a 350 cmg/t cut-off and diluted over a 1.0 metre mining width, were estimated to be 19,329,000 tonnes grading 7.50 g/t and containing 4,658,000 ounces of gold.

From July to December 2003, two phases of drilling were done and engineering studies, including cost estimates, for underground development of the Area 1 deposit were initiated. The independent firm, Turgis Consulting (Proprietary) Ltd., began to assess various development options, including a larger-scale, higher-throughput operation with the potential for increased annual gold production. Additional options are being considered, such as multiple declines and a combination of trackless and traditional methods to access the shallower and deeper portions, respectively, of the deposit.

Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3. The Area 1 program focused on defining the location of faults in the deposit in conjunction with engineering studies. The objective of drilling at

Area 2 was to further define and delineate the gold deposit so that a new estimate can be made and incorporated into the development planning currently underway on Area 1. Drill holes in Area 2 were spaced at 400 to 1,000 metres over an area of 3.5 kilometres by 3 kilometres, and the deposit is still open to expansion. Thickness-grade values range from 13 cmg/t to 1,074 cmg/t. At Area 3, holes were mainly drilled at 300 metres spacing along two fences, 500 metres apart. A 1 kilometre by 1 kilometre area of greater than 350 cmg/t results was outlined, with further drilling needed to tie in a 1,317 cmg/t result in a lone hole located 1,500 metres to the south. At Area 4, there appears to be a series of stacked conglomerates, the gold-bearing units in the Witwatersrand, within the sedimentary sequence. Of nine historic holes drilled over an area of three kilometres by four kilometres, eight have significant gold values, ranging from 314 to 1,480 cmg/t.

On December 23, 2003, the Company announced that technical staff at the British Columbia Securities Commission ("BCSC") had advised that, in their opinion, based on their review of the independently authored technical report filed on SEDAR on July 17, 2003, disclosure of a "measured" resource for Area 1 at Burnstone is not supported by a compliant technical report and, accordingly, resources in Area 1 should be considered "indicated" until additional information is provided. Great Basin addressed this issue with the independent engineering consultants at Behre Dolbear. A further review of the model and statistics used to guide the estimate of the mineralized material (resource) was done, and supported the conclusion that a portion of the deposit could be classified as measured. A revised technical report was submitted to the technical staff of the BCSC within the required thirty days, and was further discussed in a meeting with them. Further clarification was requested and the Company has been working to obtain this information, while continuing its active exploration program at site.

The 2004 program commenced in early January. To April 30, 2004, a total of 21,630 metres had been drilled in Areas 1, 2 and 3, and initial drill testing began at Area 4. Work at Area 1 since the last estimate of the mineralized material (resource) was made in June 2003 has focused on refining the location of structures, and the drill spacing has also decreased in portions of the deposit. The deposit is currently defined over an area of 2 km2, with good continuity of gold mineralization. Intersections in 26 holes grade greater than 350 cmg/t, and average 918 cmg/t. The Area 2 deposit has been drilled at a spacing of 350-700 metres over an irregular area of 3 kilometres2. Sixteen holes have encountered intersections of greater than 350 cmg/t, and average 563 cmg/t. Results are shown in Figure 5.

Estimates of Mineralization

Since Great Basin began its work at Burnstone in January 2003, 37,629 metres of core drilling have been completed in Area 1 and 34,164 metres in Area 2. Twenty-three holes have been drilled since the June 2003 resource estimate for Area 1 to assist in development planning. Additional studies of the sedimentological and structural domains have also been completed using the new drill data. This work has further increased the Company's confidence in the block model by confirming the grade and continuity of this significant gold resource. South African consulting firms Global GeoServices (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix"), which have broad experience with Witwatersrand deposits, completed these estimates. Eugene Siepker, M.Sc., Pr.Sci.Nat., of GGS, and Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, are the independent qualified persons.

The Area 1 estimate is based on 88 holes and 232 deflections off the master holes (totaling 320 valid intersections), and includes a 10% factor for geological losses. The estimated measured and indicated mineralized material (resources), at a 350 cmg/t cut-off and diluted to a potential 1 metre mining width (if the reef width is <1 metre), are 29.2 million tonnes grading 5.73 g/t gold, containing 5,376,000 ounces of gold.

The resource estimate for Area 2, as currently outlined, is based on 54 holes and 160 deflections off the master holes (totaling 214 valid intersections). As a detailed spatial and sedimentological model has not yet been completed, the resources are assigned to an inferred category. At a 350 cmg/t cut-off, the estimated inferred mineralized material (resource), diluted over a potential 1 metre mining width, is 13.5 million tonnes grading 6.50 g/t gold, containing 2,816,000 ounces of gold. Area 2 also remains open to further expansion.

Sampling and Analysis

Historical Drilling

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

All drilling on the project has been in core holes. Highly detailed and informative drill logs, including down-hole survey records, are available for most historic holes. The core was sampled by being sawn in half with a diamond saw, and so half cores are remaining. GeoActiv states that it can confidently be assumed that the geographic location or the collars of all drill holes were determined by a qualified land surveyor, using the best equipment available at the time of surveying. A qualified land surveyor using modern equipment for the SG-series drill holes surveyed collar positions. Down-hole survey records are available for most historic drill holes.

All historic drill holes within the Project area were drilled vertically from their collars. Up to six deflections were wedged off these holes in order to increase the number of reef intercepts for each set-up. For the Gencor holes, coring commenced at depths where solid core could be obtained, except when drilling past the top parts of wedges. Most historic holes and the recent SG-series are BX or BQ size.

Great Basin Drilling

One hundred and one holes, totalling 65,193 metres of NQ core (4.76 cm diameter) and BQ core (3.64 cm diameter) were in primary boreholes and three deflections off each primary hole during the 2003 program. An average of three deflections were drilled from each primary hole, to increase the sampling of the Kimberley Reef in each location. An additional 33 holes, totalling 21,630 metres, have been drilled in Areas 1, 2, 3 and 4 from January 2004 to April 30, 2004. The 2004 holes consist of a primary hole along with an average of 5 deflections. The purpose of the two additional deflections was to provide samples for mining and metallurgical studies.

Drill core was boxed at the drill and shipped daily to the secure logging facility at Balfour. There the drill core was photographed, geologically logged and selectively sampled. Digital photograph images were taken of each box of core and were archived on CD-ROM. Core recovery was generally very good, averaging 99.8% for the sampled intervals. Information recorded in the sample logs included: drill hole I.D., from (m), to (m), core angle, recovery, sample number, core size, completeness code, representative (yes/no), status (complete/incomplete), use (yes/no), stratigraphy code, lithology code and general comments. In addition to this specific gravity measurements were taken from sampled intervals of Kimberley reef and surrounding wall rock.

The minimum length proscribed for reef samples was 15 cm of core (approximately 250 g). To ensure that the reef intersection was cut into two equal halves without bias, a cut-line was marked at the low point of the bedding plane of the base of the reef. Depending on the core angle at the base of the reef intersection, a maximum of 2 to 3 cm and a minimum of 1 cm of the footwall rocks were also included in the basal sample of the reef. Two samples were taken above and below the reef intersection as follows:

  Hanging Wall
  Sample immediately above reef is +/- 25 cm in length
  Uppermost sample is +/- 25 cm in length.
  Foot Wall
  Sample immediately below the reef is +/- 25 cm in length
  Lowermost sample is +/- 25 cm in length.

Quality Control and Analytical Techniques (See also Figure 6)

In addition to the regular mainstream samples, quality assurance/quality control (QA/QC) samples were inserted into the reef sample stream. These included: blank samples (half core from the overlying Au-barren drab quartzite) and standards (pulps) inserted as a check on lab accuracy. The analytical laboratory was unaware of the identity of the QA/QC samples. If the value for a standard or a blank was not within acceptable limits the sample lot was rerun.

Security of Samples

The older cores and records are currently stored at the Gold Fields Geological Centre and core storage facility located at Oberholzer, South Africa, located immediately north of the town of Carletonville. Materials from the latest drilling program by Southgold and all drilling by Great Basin are stored in a facility at Balfour.

Figure 6 *Flow Sheet of Sampling and Analytical Process*

NQ Core Sample (4.76 cm diameter) +/- 20 cm Length
Core Photography
Photographs Archived on CD
Core Sawn in Half
Stored at SouthGold Warehouse Balfour South Africa
½ Core Remainder
½ Core Original Split
Inserted After any Visible Gold Sample or After Last Reef Sample
Coarse Blank (Drab Quartzite) e.g. 5041
Entire Sample Dried, Crushed to 70% < 2 mm (10 mesh)
+/- 400 g Coarse Sample e.g. 5040
Entire Sample Pulverized to 95% < 75 micron
Selected Duplicates Incl. all Au Results > 5.0 g/t
+/-200 g Pulp Reject
Stored at SGS Lakefield or Acme
+/-400 g Regular Pulp e.g. 5040
Blind Standard Inserted Immediately Above Last Reef Sample
Approximately 10% of Duplicates
Au Standard e.g. 5039 STD 98GV3
Project & Commercial Standards
50 g Au Assay "A"
50 g Au Assay "B"
50 g Au Assay "C"
Check Assay Acme
Au Result Average of Triplicate FA Fusions A B C
50 g FA Fusion
DRILLING: by Geosearch, Cores Transported by Geosearch from Drill Site to SouthGold Facility at Balfour
LOGGING: Logged and Sampled by Geoactiv at Balfour Facility
SHIPPING: ½ Core Samples Transported to SGS Lakefield Research Africa (Pty) Limited Laboratory Johannesburg South Africa
SAMPLE PREPARATION: Prepared at SGS Lakefield Laboratory Johannesburg South Africa
SHIPPING: Duplicate Pulp Samples Shipped by Air Freight to Acme Analytical Laboratory, Vancouver, Canada
ANALYSIS: at SGS Lakefield Au by Triplicate 50g Lead Collection Fire Assay with AAS or Grav. (if High), Ag by AAS, S by LECO, U308 by XRF, for some samples Trace Elements by Total Digestion ICP-OES finish.

Plan of Operation - Exploration in 2004

Based on the recent detailed drilling and compilation, there is an excellent understanding of the geology, sedimentology and structure of the lithologies encountered in the Burnstone project area, particularly Areas 1 and 2.

It is recommended that additional drilling be continued in Areas 2, 3 and 4, along with the continuation of the surface mapping and general geological compilation work, to improve the geological and exploration models developed so far and to test the additional lands that have been added to the project area since beginning of 2003 for additional properties acquired.

Burnstone Project – Proposed Budget
Activity	Cost
Drilling (40,000 metres) & Assays	C$ 3,148,600
Engineering Studies & Reporting	598,700
Geological & Database	721,000
Site Activities	123,400
Environmental Studies & Permitting	69,200
Property Fees	29,500
Travel	142,900
Total	C$ 4,833,000

(3) Other Properties

Casino, Yukon Canada

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

Great Basin is continuing to monitor the economic factors that might favorably impact on development of this project. These factors include metal prices, exchange rates, metallurgical process advances, regional power and transportation developments and potential government incentives. As well, Great Basin has entered into an option agreement regarding the Casino Property (see below under Current Status).

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

Mineral Claims

The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). There are 23 claims in good standing until 2005; the remaining claims are in good standing until 2008.

Property Geology

The deposit was discovered from geochemical, geophysical and geological surveys, indicating the presence of a large copper-gold-molybdenum geochemical anomaly centered over a late Cretaceous breccia complex. This has since become known as the Casino breccia complex. The mineral deposit lies within an unglaciated region of the Yukon with a mature topography and deep surficial weathering. Drilling has shown that there is a vertical zonation in gold, copper, and molybdenum within the Casino breccia complex. Zones include leached cap, supergene (enriched) and hypogene (primary sulphide) zones of mineralization. Geological logging of drill core has shown the presence of a large, typical porphyry-type, hydrothermal alteration facies with a central gold-copper potassic (potassium-feldspar-biotite-magnetite) facies in the Casino breccia complex. Gold-copper-molybdenum mineralization occurs within an approximately one square kilometre (0.386 square mile) area centered on Patton Hill.

Exploration History

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

Exploration targets were sampled by HQ (2.5 inch/6.35 cm diameter) core drilling and, in places, NQ (1.875 inch/4.76 cm) core. The boxed core samples were transported 5 km by truck to a core logging facility where geotechnical and geological logging, sampling and quality control designations were done. The average recovery for 1993-94 core was 93.5% . Average recoveries within various zones were: hypogene 96.4%, supergene 92.4% and leached cap 89.0% .

Drill core was generally sampled over geologically defined intervals; the average width is 3.07 m. Core was sampled by mechanical splitting. The remaining half core was returned to the boxes and stored in racks at the site. The average length-wise half-split provided 10 to 15 kg of material, which was transported by charter aircraft to Whitehorse, Yukon, then by commercial air freight to Vancouver for delivery to the sample preparation laboratory. In 1992-1993 the samples were prepared at Chemex Laboratories (Chemex), now ALS Chemex, in North Vancouver, BC. In 1994, all sample preparation was performed at CDN Resource Laboratories Ltd., in Vancouver, BC.

Sample preparation work included: drying, weight determination, crushing to 60%, screening by 10 mesh (2 mm), and pulverization of a 250 gram sub-sample to 98% passing 150 mesh (0.106 mm). In 1994, CDN also inserted standard reference samples and took duplicate a riffle split from the crushed reject for analysis at a second laboratory.

Regular samples, 1992-1993 selected duplicate samples and 1994 random half-core replicate samples were analyzed at Chemex. Selected duplicate samples taken in 1992 and 1993, and random duplicate samples taken in 1994, were analyzed by Min-En Laboratories (now Assayers Canada) in North Vancouver, BC.

Quality Control

The additional analyses required for this QAQC program exceeds 10% of the overall analytical results for drill core, and is separate from the internal procedures used at the analytical laboratories themselves. There were five main samples types: MS – Regular or mainstream samples submitted for preparation and analysis at the primary lab. Comprises about 90% of total number of results.

ST – Mineralized standard or reference sample pulps of known metal concentration, prepared from mineralized materials from the project site, e.g. drill core rejects, underground or surface samples. About 1 in every 20 samples, or 5% of the total results.

DP – There were three sub-types of duplicate samples:

(a)	Lab-Lab – A second split taken randomly from the coarse sub-sample for pulverization and analysis at a second lab. About 1 in every 20 samples, or 5% of total results.

(b)
Selected – A second split taken, usually based on grade, after the initial are analytical results received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other lab.

(c)
One-half Core Replicates – A second split consisting of the other half of the drill core remaining after the first split is taken. They may be selected based on grade, or taken randomly, and may be sent to the primary lab or a second lab for analysis. About 1 in every 20 samples, or 5% of total results.

SD – Duplicates of standard reference samples, submitted for analysis with lab-lab duplicates. About 1 in every 20 duplicate sample (type "a" and "c" above), or 0.5% of the total results.

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

During May 2000, Great Basin granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one-time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd., now known as Lumina Copper Corporation ("Lumina"), and subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the property. Under the terms of the agreement, Great Basin granted Lumina an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on an exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the exchange. Lumina will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares. If Lumina was not listed by December 31, 2002, Lumina was obligated to pay to Great Basin $50,000 plus applicable taxes, in lieu of the warrants, to keep the Option in good standing. The Company received this option payment from Lumina in December 2002. In June 2003, Lumina listed on the TSX Venture Exchange under the name Lumina Copper Corp. Accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. The Company exercised the warrants in October 2003, and subsequently sold the related shares.

Lumina has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, Lumina is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

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

Under Great Basin's accounting policies, exploration and corporate/administrative expenses are expensed as incurred and property acquisition expenses deferred (or capitalized). Such acquisition costs are written off when Great Basin seeks to abandon a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances.

As an expenditure-based corporation, Great Basin's results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit's size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Great Basin's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Great Basin calculates an annual loss per share (which has varied over a range of $0.12 to $0.24 over the last three fiscal years), Great Basin is of the view that its share price does not vary in accordance with the loss per share statistic but, rather, Great Basin share prices vary with the price of the underlying market for copper and gold, and the outlook for these metals.

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

Great Basin does not believe that it is significantly impacted by the effects of inflation. The Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00:C$ 1.62 to C$1.30) during these three years. For additional details respecting the five year historical exchange rates, see Item 3. The Company conducts many of its expenditures in South African rand, which has ranged from 7.4 to 4.2 rand per Canadian dollar since January 2000.

Great Basin has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Great Basin's assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Item D, Trend Information" below.

Other Corporate Activities

Great Basin secured listings on two senior exchanges in 2003. In September 2003, Great Basin commenced trading on The Toronto Stock Exchange, under the symbol GBG, following its listing on the American Stock Exchange, under the symbol GBN, in July 2003.

Notable transactions during the year include:
  the exercise of tranche one of the Southgold purchase, whereby the Company acquired 49% of Southgoldfor US$2 million plus 10 million shares and 5 million warrants. Subsequent to December 31, 2003, theCompany acquired the remaining 51% of Southgold which it did not own for 11 million shares and 5.5million warrants;

  the exercise of 2 million Hecla warrants, which resulted in a profit of $6.3 million, which was recorded as a$1.9 million reduction of the Ivanhoe property cost and a $4.4 million gain; and

  the purchase of certain mineral rights from GFL and Randex for ZAR 35,000,000 ($6.7 million).

Critical Accounting Policies

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the commercial feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

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

Operating Results

Fiscal 2003 Compared with Fiscal 2002

The main expenditures incurred in 2003 were on exploration at Burnstone, as noted above. Overall exploration expenditures for the year total $7.9 million, as compared to $3.2 million in 2002 and $2.9 million in 2001. These additional costs have been offset by interest and other income of $0.94 million, as well as a gain on sale of investments of $4.4 million, resulting in a loss of $7.5 million, as compared to a loss of $5.5 million in 2002, and $9.0 million in 2001 (when the Casino property was written down). Of the exploration costs in fiscal 2003, $7.4 million has been spent at Burnstone (2002 - $2.5 million; 2001 - nil) and $0.5 million was spent on Ivanhoe and Golden Cloud (2002 - $0.76 million; 2001 - $2.9 million). Expenditures on the Golden Cloud property in 2003 were $77,584 (2002 and 2001 - $nil), and are included in the Ivanhoe figures in the Financial Statements.

The increase in expenditures at Burnstone is related to the expanded drilling programs that were undertaken throughout the year. A total of 56,200 metres were drilled in 101 master holes and deflections. The main expenditure on Burnstone in 2002 was $2.1 million in option payments.

At Ivanhoe, the main costs were environmental, geological, and site activities and were primarily associated with support activities related to the Hollister Development Block Joint venture activities, on which Hecla states it has expended approximately US$1.8 million to date.

Non-exploration costs increased in 2003, primarily due to non-cash stock-based compensation costs included in operations. Stock based compensation for exploration personnel increased from $0.13 million in 2002 to $0.79 million in 2003 (nil in 2001) and stock based compensation for administrative personnel increased from $0.24 million in 2002 to $1.35 million in 2003 (nil in 2001). In 2002, the Company adopted the fair value method of accounting for stock-based compensation for non-employees and commencing in 2003 included the stock-based compensation related to employees (see Item 17). Shareholder communications costs also increased significantly, primarily due to the cost of promotion in the Middle East and Europe. Other increases included conference and travel, due to more travel to South Africa, and trust and filing fees related to two new senior stock exchange listings.

Office and administration were comparable to 2002 and decreased from 2001. Office and administration costs were mainly related to routine administrative activities plus negotiations related to various agreements with Southgold and GFL/Randex.

Fiscal 2002 Compared with Fiscal 2001

The Company recorded a loss of $5.52 million in fiscal 2002, a decrease from a loss of $9.07 million in the prior year. The main reason for the loss in 2001 was the write down of the Casino property.

Exploration costs in 2002 have decreased in most categories from 2001. Of the $3.34 million in exploration costs in 2002, $2.59 million were on Burnstone (2001 – Nil) and $0.83 million were on Ivanhoe (2001 - $2.86 million). Costs have decreased from the 2001 fiscal year because drilling activities were underway at the Ivanhoe, Nevada site at that time. The main cost during the fourth quarter of fiscal 2002 was US$1.25 million (C$2.01 million) for an option payment to Southgold on the Burnstone property. A one-time reclamation provision of $83,288 to accrue the Company's estimated future reclamation obligations on the Ivanhoe Property was also part of exploration costs for the quarter (and the year).

New Canadian accounting standards adopted in 2002 requiring the Company to expense the estimated fair value of share options granted to non-employees (for example, consulting geologists and engineers) were also included in exploration expense for the quarter (and the year) to the extent that share options were granted to exploration personnel. This new accounting standard required the Company to charge the non-cash amounts of $134,748 to exploration expenses (mainly to geological) and $239,879 to office and administration expenses (note 6(c)) during the quarter and, accordingly, the year.

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

B.     Liquidity and Capital Resources

Overview

At December 31, 2003, Great Basin had a working capital position of approximately $21.2 million, as compared to $13.2 million at December 31, 2002, and is debt free. The Company had approximately 72.6 million common shares issued and outstanding.

Historically Great Basin's sole source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Great Basin also issued common share capital in each of the past three fiscal years pursuant to private placement financings and exercise of warrants and/or options. Great Basin's access to exploration financing when it is not transaction specific is always uncertain. Great Basin has no assurance of continued access to significant equity funding.

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

Financial Instruments

Great Basin financed its activities from 2001 through 2003 primarily through the issuance of equity shares through private and public distributions.

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

D.     Trend Information

As a natural resource exploration company, Great Basin's activities are cyclical as metals prices have traditionally been cyclical in nature.

Gold prices improved significantly in 2003 and averaged about US$364/oz for the year. The price of gold has averaged about US$400/oz in the year to date.

The copper price has also increased substantially, averaging US$0.81/lb in 2003 and averaging US$1.25/lb so far in 2004.

E.     Off-Balance Sheet Arrangements

None.

F.     Tabular Disclosure of Contractual Obligations

None. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.     Safe Harbor

This Form 20-F includes certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Great Basin expects are forward-looking statements. Although Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

		Shares Beneficially
Name, Position and Municipality	Period a Director of Great	Owned or
of Residence	Basin	Controlled(1)

David J. COPELAND	Since February 1994	308,250
Director
Vancouver, British Columbia

T. Barry COUGHLAN	Since February 1998	Nil
Director
Vancouver, British Columbia

Scott D. COUSENS	Since March 1993	41,027
Director
Vancouver, British Columbia

Robert A. DICKINSON	Since May 1986	150,000(2)
Chairman and Director
Vancouver, British Columbia

David S. JENNINGS	Since June 2001	151,650
Director
Vancouver, British Columbia

Jeffrey R. MASON	Since February 1994	100,800
Secretary, Chief Financial Officer and Director
Vancouver, British Columbia

Sipho A. NKOSI	Since August 2003	Nil
Director
Sandton, Gauteng, South Africa

Walter T. SEGSWORTH	Since January 2003	Nil
Director
West Vancouver, British Columbia

Robert G. STILL	Since August 2003	Nil(4)
Director
Sandton, Gauteng, South Africa

Ronald W. THIESSEN	Since October 1993	259,531
President, Chief Executive Officer and Director
West Vancouver, British Columbia

Notes:
(1)	The information as to shares beneficially owned or controlled, and ownership information, has been furnished by insiders and is as of June 29, 2004.

(2)	Certain of these shares are held indirectly in the name of United Mineral Services Ltd., and 491038 B.C. Ltd., companies controlled by Mr. Dickinson.

(3)
As of June 29, 2004, the total beneficial security holdings of the current directors and officers are 1,011,258 shares (which represents approximately 1.2% of the current issued and outstanding shares) plus 3,196,000 options, excluding Ballottine Investments (Proprietary) Limited's ("Ballottine") ownership of Great Basin as disclosed in note 4 below.

(4)	Mr. Still has an indirect interest in a trust which is associated with Ballottine. Ballottine holds 11,000,000 shares of the Company as at June 29, 2004.

Principal Occupation of Current Management of Great Basin

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

T. BARRY COUGHLAN, B.A., Director

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

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies:Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -

Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman or Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID S. JENNINGS – Ph.D - Director

Mr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University.

Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies:Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); Great Basin Gold Ltd., Director (June 2001 to present); Quartz Mountain Resources Ltd., President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); B.A.S.M. Resources Corp., Director (June 1994 to January 16, 1998); Cornucopia Resources Ltd., Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1998 to February 2001); Taseko Mines Limited, Director (November 4, 1998 to February 2001); and Zim-Gold Resources Ltd., Director (April 1995 to January 16, 1998).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

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

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Proprietary) Ltd ("Eyesizwe), that is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Proprietary) Ltd and Alstom SA (Proprietary) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

WALTER T. SEGSWORTH, P.Eng. – Director

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

Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies: Cumberland Resources, Director (May 2002-present), Expatriate Resources Ltd., Director (February 2001-present), Great Basin Gold Ltd. Director (January 2003-present); Homestake Mining Company, President, COO (April 1999 – February 2002), Director (February 2001-December 2001); Homestake Canada, Inc., President, CEO, and Director (April 1998–April 1999); Newhawk Gold Mines Ltd., Director (April 1998-September 1999); Novagold Resources Inc., Director (May 2002–November 2002); Prime Resources Group Inc., President, CEO and Director (April 1998–December 1998); UEX Corporation, Director (March 2002–Present); Westmin Resources Ltd., President, CEO and Director (May 1990–January 1998).

ROBERT G. STILL, B.Com (Hons), CA(SA), IMM – Director

Robert Still is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. He has been an executive with the mining industry in South Africa since 1987. He is currently Chief Executive Officer of Southern Mining Limited.

Mr. Still has been responsible for the development of a number of important projects during his career. He was instrumental in assembling mineral rights in Tanzania for Pangea Goldfields Ltd.

Mr. Still is also a founding member of the Board of Directors of Zimbabwe Platinum Mines Limited, an Australian based company that owns and operates a substantial platinum group metals mine in the Great Dyke region of Zimbabwe. He was appointed Chairman of Zimbabwe Platinum Mines Limited in 2000. Prior to 1997, Mr. Still was the business director for JCI Inc., one of the largest mining houses in South Africa. He was Chief Executive Officer of Rhombus Exploration Ltd. from 1987 to 1995.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant in Canada and for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

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

B.     Compensation

Executive Compensation

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Chief Financial Officer and Secretary, David J. Copeland are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2003 2002 2001	83,462 62,599 28,607	0 100,000 0	0 0 0	125,000 368,900 300,000	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Chief Financial Officer, Secretary	2003 2002 2001	62,966 31,084 23,537	0 60,000 0	0 0 0	125,000 368,900 300,000	0 0 0	0 0 0	0 0 0
David J. Copeland (1) Director	2003 2002 2001	118,987 29,508 20,961	0 60,000 0	0 0 0	125,000 368,900 300,000	0 0 0	0 0 0	0 0 0

Notes

(1)	Mr. Copeland's compensation was paid to CEC Engineering Ltd., a private engineering company controlled by Mr. Copeland, for engineering and project management services rendered to the Company.

(2)
During the Company's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $410,998.

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The Company has in place a stock option plan dated for reference June 19, 2003 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the date of grant of such option.

During the fiscal year ended December 31, 2003, an aggregate of 1,150,000 options to purchase shares was granted to the directors at an average exercise price of $1.44 per share. These options expire on July 29, 2005.

The share options granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Options Granted (#)	Granted to Employees in Financial Year	% of Total Options Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	125,000	8.9%	$1.50	$1.50	July 29, 2005
Jeffrey R. Mason	125,000	8.9%	$1.50	$1.50	July 29, 2005
David J. Copeland	125,000	8.9%	$1.50	$1.50	July 29, 2005

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the- Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	259,900	337,870	534,000 / 0	$1,212,570/ $ 0
Jeffrey R. Mason	259,900	337,870	534,000 / 0	$1,212,570/ $ 0
David J. Copeland	259,900	337,870	534,000 / 0	$1,212,570/ $ 0

No share options were amended or repriced on behalf of the Named Executive Officer during the financial year ended December 31, 2003.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Security Holdings of Insiders who are Management (as at June 29, 2004)

		As a percentage of the common
	Shares owned or	shares outstanding at June 29,	Number of Options
Name of Insider	beneficially controlled	2004	Held by Insider
David J. Copeland	308,250	0.3%	534,000
T. Barry Coughlan	0	0%	120,000
Scott D. Cousens	41,027	0%	334,000
Robert A. Dickinson	150,000	0.2%	334,000
David S. Jennings	151,650	0.2%	534,000
Jeffrey R. Mason	100,800	0.1%	476,000
Sipho A. Nkosi	0	0%	100,000
Walter T. Segsworth	0	0%	200,000
Robert G. Still	0	0%	100,000
Ronald W. Thiessen	259,531	0.5%	464,000

Total	1,011,258	1.2%	3,196,000

Securities Held By Insiders

As at June 29, 2004, the directors and officers of Great Basin and their affiliate held as a group, directly and indirectly, own or control an aggregate of 1,011,258 common shares (1.2%) and hold options to acquire an additional 3,196,000 common shares. To the knowledge of the directors and officers of Great Basin, as at such date, The only person or entity holding more than 5% of the issued common shares of the Company was Ballottine Investments (Proprietary) Limited, ("Ballottine") which holds 11,000,000 shares of the Company. Ballottine is a private South African company controlled by the former shareholders of Southgold Exploration (Proprietary) Limited. Ballottine does not have any voting rights different from other shareholders, except that all or substantially all of these shares are subject to a voting trust agreement, whereby these shares are committed to vote with Great Basin management for a period of five years.

C.     Board Practices

All directors were elected at the June 22, 2004 annual general meeting and have a term of office expiring at the next annual general meeting. of Great Basin. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Great Basin or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. Great Basin paid $118,987 to a private engineering company owned by David J. Copeland, a director, for engineering services provided during the year. The foregoing compensation is included in the amounts paid to Named Executive Officers shown in the table on the preceding pages.

During the fiscal year 2003, 1,150,000 (100,000 to four directors and 125,000 to six directors) incentive options to purchase shares were granted to the directors at an average exercise price of $1.44 per share. The options expire on July 29, 2005. The options were issued pursuant to the Company's Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company's annual general meeting held on June 19, 2003.

Commencing January 1, 2004, each director of the Company is paid an annual director's fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee, receives $2,400 ($600 paid quarterly) for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended.

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

D.     Employees

At June 29, 2004, Great Basin had no direct employees. Great Basin's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.     Share Ownership

As at June 29, 2004 an aggregate of 5,248,300 shares have been reserved for issuance pursuant to Great Basin's Share Incentive Plan, described below, which reserves up to 14,600,000 shares for issuance.

(a) Incentive Options

	Number of	Exercise
Optionholder	Shares	Price	Date of Grant	Expiry Date

Directors and Officers of the	1,272,000	$0.96	January 9, 2001	January 10, 2006
Corporation and its Subsidiaries	874,000	$1.17	December 11, 2002	December 20, 2007
	300,000	$1.32	July 4, 2004	July 29, 2005
	750,000	$1.50	July 17, 2004	July 29, 2005
	3,196,000

Employees and Consultants	300,000	$0.96	January 9, 2001	January 10, 2006
	128,000	$1.17	December 11, 2002	December 20, 2004
	198,000	$1.17	December 11, 2002	December 20, 2007
	241,300	$1.80	January 31, 2003	January 31, 2005
	15,000	$1.70	August 1, 2003	July 29, 2005
	100,000	$1.97	September 2, 2003	September 8, 2005
	645,000	$2.50	October 29, 2003	November 30, 2005
	50,000	$2.69	November 5, 2003	November 30, 2005
	95,000	$2.76	November 5, 2003	November 30, 2005
	100,000	$2.76	January 27, 2004	November 30, 2005
	180,000	$1.59	May 14, 2004	November 30, 2006
	2,052,300

	5,248,300

(b) Share Incentive Plan

Amendment to Share Option Plan

In order to provide incentive to directors, officers employees, management and others who provide services to Great Basin to act in the best interests of Great Basin, management of Great Basin proposed that shareholders amend its share option plan. The new share option plan was approved by shareholders at Great Basin's annual general meeting held on June 22, 2004. Under the new share option plan, subject to shareholder approval, (the "Plan"), a total of 14,600,000 shares of Great Basin was reserved for share incentive options to be granted at the discretion of Great Basin's board of directors to eligible optionees (the "Optionees"). As at June 29, 2004, an aggregate of 14,600,000 were available under the Plan, of which 5,248,300 were outstanding. There remain a further 4,808,500 available to grant.

The TSX Venture Exchange policies permit up to 20% of issued and outstanding shares be reserved for issuance as share incentive options under a Plan. Twenty percent of Great Basin's issued and outstanding shares as at June 29, 2004 is 17,297,075 shares.

The number of shares reserved for issuance under the Plan requires shareholder and TSX Venture Exchange approval. Shareholders approved an ordinary resolution of disinterested shareholders that 4,800,000 shares be reserved for issuance to Optionees under the Plan.

Eligible Optionees

Under the policies of TSX Venture Exchange, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Great Basin or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, Great Basin must provide TSX Venture Exchange with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture Exchange.

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

(d)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX Venture Exchange); and

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

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 1,011,258 shares held by insiders and their associates (as defined in the Securities Act (British Columbia)) will not be voted at the Meeting. However, if this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders and their associates will be permitted to vote on the resolution and the plan will be adopted subject to the restrictions set out in (i) to (iv) above.

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

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Great Basin's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Great Basin does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Great Basin is not directly or indirectly owned or controlled by a corporation or foreign government. As of June 29, 2004, Great Basin had unlimited authorized common shares without par value of which 86,485,379 were issued and outstanding.

As of June 29, 2004, directors and officers of Great Basin as a group (10 persons) owned or controlled an aggregate of 1,011,258 shares (1.2%) of Great Basin, or 4,207,258 shares (4.9%) on a diluted basis.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of Great Basin's shares) are required to file insider reports of changes in their ownership within 10 days of the month following a trade in Great Basin's securities. Copies of such reports are available for public inspection at the Canadian regulatory website for insider filings www.sedi.ca.

As of June 29, 2004, to the best of the Company's knowledge,

	Number of
	registered		Percentage
	shareholders		of total
Location	of record	Number of shares	shares
Canada	730	55,723,014	64.4%
United States	356	19,668,105	22.7%
Other	6	11,094,260	12.9%
	1,092	86,485,379

B.     Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Great Basin or its predecessors during the year ended December 31, 2003, except as follows:

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

During the fiscal year ended December 31, 2003, Great Basin paid $1,411,849 (2002 - $463,382) to HDI for services rendered, or costs incurred on behalf of Great Basin, by HDI pursuant to this Agreement. Great Basin also paid $22,320 (2002 - $17,735) to Hunter Dickinson Group Inc. for services rendered, or costs incurred on behalf of Great Basin.

b) Acquisition of Southgold

As described in Item 4, Great Basin acquired 100% of the shares of Southgold Exploration (Proprietary) Limited. Subsequent to the negotiation for acquisition, Messrs Still and Nkosi who have a beneficial financial interest in Southgold were appointed to the Board of Great Basin.

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

B.     Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2003, except as follows:

(a)
In January 2004, the Company exercised the second tranche of its option to purchase the remaining 51% of Southgold Exploration (Proprietary) Limited which it did not own, by issuing 11 million common shares and 5.5 million warrants to the former shareholders of Southgold.

ITEM 9     THE OFFERING AND LISTING

A.     Offer and Listing Details

Trading Markets

TSX VENTURE (until September 3, 2003): GBG – Trading in Canadian Dollars
TSX (after September 3, 2003):

	High	Low
	($)	($)
Annual
2003	3.95	1.05
2002	2.26	0.80
2001	1.42	0.38
2000	2.12	2.02
1999	3.00	0.86

By Quarter

Calendar 2002
First Quarter	1.45	0.80
Second Quarter	2.26	1.15
Third Quarter	1.85	1.05
Fourth Quarter	2.04	0.90

Calendar 2003
First Quarter	2.08	1.30
Second Quarter	1.58	1.10
Third Quarter	2.34	1.31
Fourth Quarter	3.95	1.80

Calendar 2004
First Quarter	3.85	2.30
Second Quarter (to June 1)	3.01	1.43

	High	Low
	($)	($)
Monthly
May 2004	1.98	1.43
April 2004	3.01	1.91
March 2004	2.87	2.34
February 2004	3.25	2.30
January 2004	3.85	2.76
December 2003	3.95	2.95

NASDAQ: GBGLF - Trading in United States dollars
AMEX: GBN - Trading in United States dollars (after July 14, 2003)

	High	Low
	($)	($)
Annual
2003	3.09	0.79
2002	1.58	0.51
2001	0.80	0.30
2000	1.45	1.36
1999	2.09	0.56

By Quarter
Calendar 2002
First Quarter	0.90	0.51
Second Quarter	1.58	0.73
Third Quarter	1.19	0.66
Fourth Quarter	1.28	0.57

Calendar 2003
First Quarter	1.29	0.87
Second Quarter	1.08	0.79
Third Quarter	1.73	0.93
Fourth Quarter	3.09	1.32

Calendar 2004
First Quarter	2.95	1.72
Second Quarter (to June 1)	2.32	1.06

Monthly
May 2004	1.45	1.06
April 2004	2.32	1.38
March 2004	2.18	1.74
February 2004	2.47	1.72
January 2004	2.95	2.13
December 2003	3.09	2.27

B.     Plan of Distribution

Not applicable.

C.     Markets

The shares of Great Basin traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) from November 6, 1987 to September 3, 2003 (symbol-GBG), after which they traded on the Toronto Stock Exchange (symbol-GBG).

From December 14, 1990 to February 9, 1999, Great Basin's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ). On February 9, 1999, Great Basin's shares ceased trading on NASDAQ. From February 10, 1999 to July 12, 2003 Great Basin's shares traded on the OTC-BB (symbol-GBGLF), after which they have traded on the American Stock Exchange under the symbol GBN.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

Not required

B.     Memorandum and Articles of Association

Great Basin’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 436691 and were filed pursuant to the Company Act of British Columbia. In March, 2004 British Columbia adopted an updated corporate statute called the Business Corporations Act (British Columbia). Great Basin, like all other British Columbia companies, is required within two years to “transition” itself with respect to certain corporate matters, to the Business Corporations Act. This transition is currently under way and is not expected to result in significant changes to the laws applicable to Great Basin. Great Basin will however increase its authorized share capital to an unlimited number from the currently fixed number. A copy of the Articles of Association and Memorandum were filed as an exhibit with Great Basin’s initial registration statement on Form 20-F.

Objects and Purposes

Great Basin's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Business Corporations Act or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Great Basin's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Great Basin's Articles or under the BCCA.

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

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Great Basin require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Great Basin's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Great Basin elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Great Basin.

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

These companies have constituting documents ordinary to such single-purpose wholly-owned corporations.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Great Basin's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Great Basin was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Great Basin. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Great Basin was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds C$192 million. A non-Canadian would acquire control of Great Basin for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Great Basin unless it could be established that, on the acquisition, Great Basin was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Great Basin. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Great Basin should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Great Basin, based upon their individual circumstances.

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

Under current Treasury Regulations, dividends paid on Great Basin's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Great Basin's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

A U.S. Holder who elects to treat Great Basin as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Great Basin qualifies as a PFIC on his pro rata share of Great Basin's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Great Basin's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

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

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Great Basin (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Great Basin (or an intermediate entity or a lower-tier PFIC). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Great Basin and does not dispose of its common shares. Great Basin strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Great Basin, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Great Basin at 604-684-6365, attention: Shirley Main. Copies of Great Basin's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.     Subsidiary Information

Not applicable.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Transaction Risk and Currency Risk Management

Great Basin's operations do not employ financial instruments or derivatives, which are market sensitive and Great Basin does not have financial market risks.

(b) Exchange Rate Sensitivity

Great Basin's administrative operations are in Canada The Company incurs certain of its exploration expenditures in South African rand, which has ranged from 7.4 to 4.2 rand per Canadian dollar since January 2000. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk..

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

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15     CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of April 30, 2004. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.     Audit Committee Financial Expert

The board of directors has determined that Mr. Walter Segsworth is a member of the audit committee of the Company who qualifies as a "financial expert" based on his education and experience. Mr. Segsworth is "independent", as the term is defined by the American Stock Exchange which is a national securities exchange.

B.     Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.     Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Services:	Year ended
	December 31,	December 31,
	2003	2002
Audit Fees	$ 45,490	$ 21,500
Audit Related Fees	4,100	--
Tax Fees	--	500
All Other Fees	--	--
	$ 49,590	$ 22,000

Audit related fees comprise of fees billed for assurance and advisory services related to the annual audit.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.     Exemptions from Listing Standards for Audit Committees

Not applicable.

E.     Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)	Auditors' Report

(2)	Consolidated balance sheets as at December 31, 2003 and 2002;

(3)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2003;

(4)	Consolidated statements of deficit for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

ITEM 18     FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19     EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Memorandum of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4.

a.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

b.

(i)
Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which the Company’s business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company's fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5.-9.	Not applicable.

10.	Other

The following Exhibits have been filed with Great Basin's Annual Report on Form 20-F in previous years:

Type of Document	Description

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.

4A	Geological Management and Administration Services Agreement dated for reference December 31, 1996 has been previously filed. (See Item 7 "Interest of Management in Certain Transactions").

4 C	Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 "Share Incentive Plan")

4 A	Earn In Agreement between Rodeo Creek Gold Inc (a wholly-owned subsidiary of the Company) and Hecla Ventures Corp. (a subsidiary of Hecla Mining Company).

4 A	Option to Purchase Agreement between Great Basin Gold Ltd. and Southgold Exploration (Proprietary) Limited and Pangea Exploration (Proprietary) Limited et al.

The following Exhibits are filed with Great Basin's Annual Report on Form 20-F in the current year:

Type of Document	Description

10	Code of Ethics

12.1	Section 302 Certification – CEO

12.2	Section 302 Certification – CFO

13.1	Section 906 Certification – CEO and CFO

99.1	Audited annual financial statements for the year ended December 31, 2003

SIGNATURES

Great Basin certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT BASIN GOLD LTD.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: June 29, 2004