Form 20-F
period 2004-12-31
GREAT BASIN GOLD LTD
filed 2005-07-15
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-18760

GREAT BASIN GOLD LTD.
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
 (Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
 (Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common shares, without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

86,613,379 common shares as of December 31, 2004

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

Item 17 ☒  Item 18 ☐

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "We", "Great Basin" and the "Company" refer to Great Basin Gold Ltd. and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 1, 2005 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" mean references to this Annual Report on Form 20-F for the year ended December 31, 2004.

GLOSSARY OF TERMS

In this Annual Report, the following terms have the meanings set forth herein:

Carlin-style/type gold deposit	Very fine-grained gold mineralization associated with silicification of the sedimentary (limestone and dolomite) host rocks.

epithermal deposit	A type of deposit formed at low temperature (50-200°C), usually within one kilometre of the earth's surface, often as structurally controlled veins.

mineral reserve	Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Form 20-F, "resources" are as defined in NI 43-101.

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

Witwatersrand (Paleoplacer) gold deposit
An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris, which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

MEASUREMENT

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

•	general economic and business conditions, including changes in interest rates;

•	prices of natural resources, costs associated with mineral exploration and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the resources market;

•	future decisions by management in response to changing conditions;

•	the Company's ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

Not Applicable.

B.           ADVISERS

Not applicable.

C.           AUDITOR

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Great Basin extracted from its audited financial statements and related notes included in this Annual Report. This financial information is stated in Canadian dollars. Information is provided both in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, when different, United States generally accepted accounting principles ("US GAAP"). This information should be read in conjunction with the Company's financial statements and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects". The Company's financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars. Note 10 to the Company's financial statements provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to the Company and reconciliation of the Company's financial statements to US GAAP.

CONSOLIDATED BALANCE SHEET DATA

(Cdn$000 except number of shares	As at December 31
outstanding)	2004	2003	2002	2001	2000
Total Assets
Canadian GAAP	$116,534	$52,801	$21,232	$13,113	$22,654
US GAAP	116,489	52,801	21,959	13,113	22,654
Total Liabilities
Canadian GAAP	19,750	818	2,189	26	470
US GAAP	19,750	818	2,189	26	470
Share Capital and Contributed Surplus
Canadian GAAP	159,232	107,864	67,427	55,953	57,985
US GAAP	161,890	110,522	70,085	58,611	57,783
Deficit
Canadian GAAP	(62,448)	(55,881)	(48,384)	(42,865)	(33,801)
US GAAP	(65,151)	(58,539)	(50,316)	(45,523)	(35,599)
Net Assets
Canadian GAAP	96,784	51,983	19,043	13,088	22,184
US GAAP	96,739	51,983	19,770	13,088	22,184
Working Capital	17,087	21,234	13,157	7,494	11,095
Plant and Equipment, Net	–	–	–	3	19
Mineral Property Interests	98,630	30,668	5,878	5,583	11,063
Number of Common Shares
Outstanding at Year End (thousands)	86,613	72,640	46,861	38,182	38,182

CONSOLIDATED STATEMENT OF OPERATIONS DATA

(Cdn$000 except number of common	Year Ended December 31
shares and per share amounts)	2004	2003	2002	2001	2000
Exploration Expenditures	7,691	7,928	3,235	2,877	10,152
General and Administrative Expenses	1,948	2,587	2,153	997	1,557
Foreign Exchange Loss (Gain)	(3,114)	532	(97)	–	–
Interest and Other Income	(506)	(936)	(147)	(364)	(403)
Future Income Tax Recovery	(1,925)	–	–	–	–
Recovery of Accounts Receivable
Previously Written Off	–	(367)	–	–	–
Gain on Sale of Investments
Canadian GAAP	–	(4,379)	–	–	–
US GAAP	–	(3,652)	–	–	–
Mark-to-Market Adjustment for
Derivatives
Canadian GAAP	–	–	–	–	–
US GAAP	45	–	(727)	–	–
Write Down of Mineral Property
Interests	–	–	–	5,555	–
Stock–Based Compensation
Canadian GAAP	2,473	2,132	375	–	–
US GAAP	2,473	2,132	375	860	41
Loss for the Year
Canadian GAAP	(6,567)	(7,497)	(5,519)	(9,065)	(11,306)
US GAAP	(6,567)	(8,224)	(4,792)	(9,925)	(11,347)
Basic and Diluted Loss per Share
Canadian GAAP	(0.08)	(0.12)	(0.13)	(0.24)	(0.37)
US GAAP	(0.08)	(0.14)	(0.11)	(0.26)	(0.37)
Weighted Average Number of
Common Shares Outstanding	85,370,853	60,061,869	43,785,007	38,182,137	30,481,267

The Company has not declared any cash or other dividends.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$"), expressed in terms of Canadian dollars ("Cdn$"), for each of the last five financial years calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended December 31 (Cdn$)
2004	2003	2002	2001	2000
$1.2980	$1.3898	$1.5702	$1.5519	$1.4871

The following table sets out the high and low exchange rates for one United States dollar, expressed in terms of Canadian dollars, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2005
May	$1.2704	$1.2372
April	$1.2618	$1.2065
March	$1.2462	$1.2019
February	$1.2566	$1.2299
January	$1.2421	$1.1987
2004
December	$1.2413	$1.1858

The close rate of exchange on May 31, 2005 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$1.246.

The exchange rates disclosed above are based on the noon rates as the nominal quotations by the Bank of Canada.

B.           CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.           RISK FACTORS

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company is aware of or that the Company currently believes are immaterial may become important factors that affect its business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company's mineral properties, including its Ivanhoe Property and the Burnstone Property, and there is no certainty that the expenditures to be made by the Company in the exploration of the Company's mineral properties will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Company not receiving an adequate return on invested capital.

The figures for mineral resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

The Company's properties have not produced any commercial reserves or ore body.

The Company's mineral projects, including the Company's Ivanhoe Property and the Burnstone Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

There is no assurance that any of the Company's mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

Item 4.D of this Annual Report discusses the Company's mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as "measured", indicated" and "inferred" under NI 43-101. However, investors are cautioned that the United States Securities and Exchange Commission does not recognize these resource classifications. There is no assurance that any of the Company's mineral resources will be converted into reserves under the disclosure standards of the United States Securities and Exchange Commission.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of mineral resources that it is able to extract.

The Company may not be able to recover the financial statement carrying values of the Company's mineral property interests.

The amounts attributed to the Company's properties in the Company's financial statements represent acquisition expenditures to date, less recoveries and write-downs, and should not be taken to necessarily reflect realizable value. The Company defers (capitalizes) acquisition costs incurred in connection with the Company's mineral properties on the Company's balance sheet in accordance with Canadian GAAP. Although the Company believes these costs (of approximately $99 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that the Company could dispose of its projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of the Company's shareholders' equity.

The Company's interest in its investment in Southgold is subject to dilution.

Prior to its acquisition by the Company (see Item 4.A and Item 7), Southgold Exploration (Proprietary) Limited ("Southgold") had entered into a joint venture agreement with a Historically Disadvantaged South Africans ("HDSA") partner (the "Original Tranter Joint Venture Agreement"), whereby the HDSA partner was granted an option, exercisable on completion of a bankable feasibility study, to acquire a 20% participating joint venture interest in the Burnstone project by repaying to Southgold's then-shareholders 20% of historic costs to that exercise date. The HDSA partner would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone joint venture. The Company is in the process of negotiating the qualification of Southgold as a Black Economic Enterprise, which requires the equity participation of an HDSA, and accordingly, the original agreements in connection with Southgold are being reviewed by legal counsel with a view to ascertaining whether the Company’s obligations thereunder have been extinguished or modified. The amount and nature of the proceeds to be received by the Company, if any, for the interests which may be transferred to the Former Southgold Shareholders and to an HDSA are not currently ascertainable; however significant payments or dilution of the Company’s property interests, if required to be made as a consequence of South African law or otherwise, would be adverse to the Company.

The loss of management or other key personnel could harm the Company's business.

The success of the Company's activities is dependent to a significant extent on the efforts and abilities of management and other key personnel. Investors must be willing to rely to a significant extent on their discretion and judgment. With respect to the Company's operations in South Africa, HIV/AIDS is prevalent in southern Africa. The Company's employees or contractors may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man-hours and the emigration of skilled employees could adversely affect the Company's ability to retain the Company's employees. The Company does not maintain key employee insurance for any of the Company's employees, consultants or contractors.

The Company has no history of earnings and no foreseeable earnings.

The Company and its predecessor companies have an 18-year history of losses and there can be no assurance that the Company will ever be profitable. The Company anticipates that it will retain future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and it does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

At December 31, 2004, the Company had working capital of approximately $17.1 million, which is expected to be sufficient to fund the Company’s operations for the next fiscal year. However, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained in the future, the going concern assumption may have to change and the Company's assets may have to be written down to asset prices realizable in insolvency or distress circumstances. The consolidated financial statements do not contain adjustments that might result from the outcome of this uncertainty.

A substantial or extended decline in gold or copper prices would have a material adverse effect on the Company's business.

The Company's business is dependent on the prices of gold (for its Burnstone and Ivanhoe projects) and copper (for its Casino property), which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of gold and copper include:

•	Sales or leasing of gold by governments and central banks;

•	A strong U.S. dollar;

•	Global and regional recession or reduced economic activity;

•	Speculative trading;

•	Decreased demand for industrial uses, use in jewellery or investment;

•	High supply from production, disinvestment and scrap;

•	Sales by producers in forward transactions and other hedging transactions; and

•	Devaluing local currencies (relative to gold priced in U.S. dollars) leading to lower production costs and higher production in certain regions.

Any drop in the prices of gold or copper adversely impacts the Company's revenues and cash flows, particularly since the Company does not engage in gold hedging. The Company may experience asset impairments as a result of low gold or copper prices in the future.

In addition, sustained low gold or copper prices can:

•
Reduce revenues further through production cutbacks (should production have been achieved) due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price;

•	Halt or delay the development of new projects;

•	Reduce funds available for exploration, with the result that resources are not converted to reserves and depleted reserves are not replaced; or

•	Reduce existing reserves, by removing ores from reserves that cannot be economically mined or treated at prevailing prices.

Mining operations generally involve a high degree of risk.

The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on the Company's business and results of operation and financial condition.

The Company's business could be adversely affected by government regulations related to mining.

The Company's exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally include air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on its operations or financial position. The Company's operations and exploration activities are subject to local, national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

South African Government Empowerment Initiatives

The mining industry in South Africa, where one of the Company’s projects is located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized in favour of broad based ownership by HDSA's. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill, as well as legislation dealing with beneficiation. The Company cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide ranging objectives, including sustainable development provisions and promotion of equitable access to South Africa’s mineral wealth by the inclusion of Historically Disadvantaged Persons into the industry. The Mineral Development Act came into effect in May 2004.

The South African Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of the Company and its operations and financial condition.

Although the Company has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

The Company's mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the Company's mineral rights are held.

The Company is not able to obtain insurance for many of the risks that it faces.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Management will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, the Company might be required to enter into interim compliance measures pending completion of the required remedy.

The Company faces substantial political risk in the jurisdictions in which the Company's assets are located.

A substantial portion of the Company's assets are located in jurisdictions outside of the United States. As a result, it may be difficult for investors in the United States to enforce judgments obtained against the Company in the United States. The Republic of South Africa ("South Africa") has recently undergone major constitutional changes to effect majority rule and mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon us. The Company's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect the Company's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations in both the United States (in respect of the Ivanhoe project) and South Africa (regarding Burnstone) with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to the Company's activities. The government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on the Company's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company will be dependent on its actual and potential joint venture partners for the development of certain of the Company's properties.

Currently Hecla Mining Company ("Hecla") is earning in on the Hollister Development Block of the Company's Ivanhoe Property. The Company will hold a significant portion of its assets in the form of participation interests in a joint venture with Hecla. Hecla is currently the Operator on the Hollister Development Block project, and will continue to be the operator if Hecla completes its earn-in. The Company's interest in this project is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partner(s) on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partner(s) to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partner(s) regarding joint venture matters.

The industry in which the Company operates is highly competitive, and the Company may be unable to compete effectively with other companies.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company faces significant risk from exchange rate fluctuations.

The Company conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that its operations in South Africa are almost entirely paid for in South African rand, which has historically devalued against the United States dollar, but which recently has shown strength against most major world currencies, including the United States dollar. The strength in the South African rand, if it continues, will negatively impact the potential profitability of the Company's mining operations.

The market prices of gold and copper are typically denominated in United States dollars and, accordingly, the Company's revenues, if any, will be denominated and paid in United States dollars. In contrast, most expenses are and will be payable in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the Canadian dollar against the United States dollar and against each of the local currencies of the jurisdictions where the Company's properties are located could have a material adverse effect on the Company's financial results, which are denominated and reported in Canadian dollars.

The Company conducts its operations through foreign subsidiaries and joint ventures.

The Company conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon the Company's valuation and share price.

The Company's share price has historically been volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the company's exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trades suggest its shares will continue to be volatile.

The Company is involved in a legal dispute.

In April 2005, the Company was notified that Hecla had filed for a declaratory judgment in connection with the Earn-In Agreement pertaining to the Ivanhoe project in Nevada, as described in Item 8A of this Annual Report. The Company opposes Hecla’s application but the outcome is not determinable at this time.

Most of the Company's directors and officers also serve in management of other resource companies.

A majority of the Company's directors and officers are involved with other mineral resource companies as principal shareholders and members of management and hence are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. As a consequence, situations will arise from time to time where these directors and officers will be offered or will otherwise secure participation in mineral resource opportunities and which may be or appear to be in competition with the Company for resource property opportunities. Such directors may also be in a position where they have a financial interest in a property being sold or optioned to the Company or by it. Thus two types of legal issues can typically arise: (a) where insiders have a financial interest in a transaction with the Company (a “conflict”), and (b) where there is a concern that a resource property opportunity which an insider becomes aware of can be arguably seen to rightfully represent a “corporate opportunity” belonging to the Company.

Conflicts arise when an insider has a disclosable financial interest in a transaction involving the Company and conflicts are required to be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act and related common law. This generally involves disclosure to the Board of the interest and abstaining from any directors’ vote in connection with the matter in which the insider has an interest. Corporate opportunities are a more complex area of the law as it is very difficult to say when the Company should rightfully have an interest in an opportunity which may present itself to an insider. Under the Geological Services Agreement with Hunter Dickinson Inc. (see Item 7) there is an acknowledgement that the proprietary information of each resource company in the Hunter Dickinson group belongs absolutely to that company. Under common law, an opportunity which comes to an insider’s attention solely by virtue of his involvement with a company belongs to that company. Therefore the fact that the Company’s insiders are involved with other resource issuers results in greater risk for the Company of competing claims or legal disputes in connection with corporate opportunities.

In order to minimize the conflicts and opportunities issues which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the Company's directors and officers expect that participation in other mineral resource exploration and development opportunities offered to them, where no clear interest of any particular company is evident, will be allocated between the various companies which they serve on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate. Shareholders of the Company will accordingly need to rely to a significant degree on the proper exercise of this discretion.

There is no assurance that the Company will be successful in obtaining the funding required for its operations.

The Company's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. The further development and exploration of the various mineral properties in which the Company holds interests is dependent upon its ability to obtain financing through debt financing, equity financing or other means.

If the Company raises additional funding through equity financings, then its current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of its mineral properties. The Company anticipates that it will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

The Company's status as a passive foreign investment company has consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company's shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek advice from their professional tax advisors.

The Company's shareholders could face significant potential equity dilution.

The Company has a significant number of share purchase options and warrants outstanding, which will likely act as an upside damper on the trading range of its shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of June 1, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares. Dilutive securities represent approximately 11% of the Company's currently issued shares.

ITEM 4. INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

NAME, INCORPORATION AND OFFICES

INCORPORATION

Great Basin Gold Ltd. was incorporated on March 19, 1986, pursuant to the Company Act (British Columbia) (the "BCCA"). The BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA") in March 2004 and so the Company is now governed by the BCA.

OFFICES

The head office of Great Basin is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092.

DEVELOPMENT OF THE COMPANY

The Company has been engaged in the business of mineral exploration since its incorporation. The Company is presently engaged in active exploration of its Ivanhoe property, located in Nevada (the "Ivanhoe Property") through an earn-in agreement with Hecla Mining, and its Burnstone gold property, located in South Africa (the "Burnstone Gold Property"). The Company also continues to own the Casino property, located in the Yukon Territory, Canada a large known resource which is currently sub-economic. The Company's two primary mineral properties are in the advanced exploration stage.

The Company's acquisition of these properties and the important developments in its ownership of these properties are summarized below:

(1)           IVANHOE PROPERTY, USA

At December 31, 2004, the Ivanhoe Property in Nevada, USA, consisted of a total of 937 unpatented claims, covering over 27 square miles (69 square kilometers), located on federal land administered by the Bureau of Land Management ("BLM"). All claims are subject to annual maintenance payments to the BLM and to Elko County, Nevada.

The Company's interests in the Ivanhoe Property and its Earn-In Agreement with Hecla Mining are described below:

(i)           ORIGINAL IVANHOE PURCHASE AGREEMENTS

The Company acquired a 75% interest in the Ivanhoe Property from Newmont Exploration Limited, a Denver based international mining company ("Newmont") pursuant to a purchase agreement (the "Ivanhoe Purchase Agreement") dated August 13, 1997, between the Company, Newmont, Touchstone Resources Company ("Touchstone") and Great Basin Gold Inc. ("GBGI"), the Company's wholly owned subsidiary. Under the terms of Ivanhoe Purchase Agreement, the Company's wholly owned subsidiary Rodeo Creek Gold Inc. ("RCGI") acquired Newmont's 75% interest in the Ivanhoe Property and Touchstone acquired the remaining 25% interest. The Company earned its 75% interest in the Ivanhoe Property in consideration for payments totalling US$5 million. The Company acquired the remaining 25% interest in the Ivanhoe Property held by Touchstone in 1999 for consideration consisting of 2,750,000 common shares and 250,000 warrants to purchase additional common shares at a price of $2.00 per share. This acquisition was completed by the acquisition of Touchstone by RCGI. The Company has held the Ivanhoe Property through its wholly owned subsidiaries since the completion of these acquisitions. The Ivanhoe Property includes 380 mineral claims that are subject to a 5% net smelter royalty ("NSR") in favour of Newmont.

As part of the acquisition agreements for the purchase of the Ivanhoe Property, Newmont agreed to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations carried out on the Ivanhoe Property for which Newmont provided funding of US$4.5 million. RCGI agreed to share a portion of Newmont's future reclamation costs in excess of US$4.5 million. Excess reclamation costs were agreed to be funded 33% by Newmont and 67% by RCGI up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by RCGI. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Ivanhoe Property mining claims (the "Reclamation Area") until reclamation is complete at which time RCGI will have the right, but not the obligation, to accept conveyance of the Reclamation Area without obligation to pay further consideration. Newmont's original estimates for reclamation were in the US$4.5-6 million range. The Company paid US$77,725 over the period 2000 to 2004 as its share of overruns and anticipates paying a further US$40,000 to December 31, 2005.

In 1998, the Company entered into an agreement with the Hillcrest/Finley River partnership, whereby the Company leased 45 mineral claims that are known as the Hillcrest/Finley River claim block. The agreement provides for up to four 20 year terms, for a total least term of 80 years. The Company is obligated to pay annual lease payments of $50,000, which will be increased by US$5,000 in each 20 year renewal payment. The partnership also retains a 2% net smelter royalty. Newmont holds an additional 3% net smelter royalty on the Hillcrest/Finley River claims.

(ii)          Other Ivanhoe Acquisition Agreements

The Company acquired 107 mineral claims known as the Robbie claims pursuant to a lease agreement on June 8, 1999. The Robbie claims cover an area of 3.1 square miles (8 square kilometers). The Company is obligated under terms of the lease to pay an annual lease payment of US$4,000, a 2% net smelter royalty and to maintain the claims in good standing with the BLM and Elko County.

The Company acquired 109 contiguous mineral claims comprising the Aagaard group in late under lease for US$30,000 per annum. In December 1999, the Company purchased the Aagaard claims for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims.

The Company acquired the 139 claims comprising the Ho claim group by staking in 1998. This claim group extends the Ivanhoe Property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims.

The Company acquired 65 mineral claims known as the Sheep Corral property in July 2001 from Pacific Spar Corp. in consideration for US$50,000. The claims adjoin the northwest corner of the Ivanhoe Property.

The Company acquired 13 mineral claims known as the Joe claims through staking in 2004. The thirteen claims in this group extend the Ivanhoe Property position to the west. There are no royalties on the Joe claims.

(iii)         Hecla Earn-In Agreement respecting Hollister Development Block

The Company entered into an Earn-In and Joint Operating Agreement dated August 2, 2002 (the "Earn-In Agreement") with Hecla Mining Company ("Hecla"), as guarantor, and Hecla Ventures Corp., an affiliate of Hecla, concerning exploration, development and production on the Hollister Development Block on the Ivanhoe Property. The Earn-In Agreement provides Hecla Ventures with an option to earn a 50% working interest in an area of the Ivanhoe Property called the Hollister Development Block (the "Hollister Block") in return for funding a US$21.8 million, two-stage, advanced exploration and development program leading to commercial production. Hecla will operate the exploration and development programs. The Stage 1 program consists of underground development to access the eastern extremities of the gold veins identified to date, and underground drilling with the objective of establishing mineral reserves and completion of a feasibility study. Estimated costs for the completion of Stage 1 were initially estimated at US$10.3 million, which figure was agreed in the Earn-In Agreement. Stage 2 consists of pre-production underground development leading to commercial operations from the Gwenivere and Clementine high-grade gold veins and is estimated to cost US$11.5 million. Upon earn-in, Hecla will also operate the mine.

Hecla will vest with a 50% interest in the Hollister Block after it completes the two stages of exploration and development or completes the Stage 1 earn-in activities and achieves commercial production and, in each case, issues an aggregate 4,000,000 Hecla share purchase warrants to the Company, as described below. Hecla can also vest its 50% working interest by completing Stage 1 earn-in activities and by paying the amount of the Stage 2 costs or a cash amount (the lesser of US$11.5 million and US$21.8 million less actual Stage 1 costs) into the Joint Venture to fund development capital and issue all prescribed warrants. Any proceeds of gold produced during the term of the Earn-In (estimated at up to 53,000 ounces) go 100% to Hecla until it has recovered 115% of its actual Stage I and Stage II costs, and thereupon proceeds will be shared in accordance with the participation (initially 50:50).

Upon vesting of Hecla's 50% interest in the Hollister Block, Hecla will be obligated to pay to the Company a sliding scale Purchase Price Royalty on Hecla's share of production. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla once it has recovered 115% of its Stage 1 and 2 preproduction expenditures.

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

Great Basin has issued to Hecla 1 million Great Basin share purchase warrants, and has agreed to issue 500,000 Great Basin share purchase warrants on completion of the Stage 1 work program and 500,000 Great Basin share purchase warrants on completion of the Stage 2 work program.

The warrants still issuable would be exercisable at a price which is the weighted average closing price of Great Basin's shares on the TSX, for the Great Basin share purchase warrants, and Hecla's shares on the New York Stock Exchange, for the Hecla share purchase warrants, for the 20 trading days immediately prior to the issuance of the warrant.

Since 2002, Hecla has performed engineering and permitting work in furtherance of an underground development program and has obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was estimated in the Earn-In Agreement to cost US$10.3 million, with work to be completed in approximately 12 months from when the permits were issued in May 2004. Hecla commenced physical work on the site in October

2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million was originally expected to be completed over the ensuing 12 months from completion of Stage 1 and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the agreements, Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

The Earn-In Agreement expires in August 2006. Hecla has stated that it interprets the program and budget differently than the Company does and has stated that Hecla amended the Earn-In Agreement in a way that would combine, at least in part, the earn in requirements of Stages 1 and 2. The Company has notified Hecla that the Company does not accept Hecla's interpretation of the Earn in Agreement because Hecla has purported to unilaterally change the previously agreed Earn-In Stages. These changes in effect commingle the earn in requirements of Stages 1 and 2 which, if accepted by Great Basin, would result in an extended option period for Hecla to complete a larger and different Stage 1 program and would also result, in the Company's view, in uncertainty about the size and timing of Stage 2.

The Company and Hecla have had some discussions with a view to resolving this difference but have not reached any settlement of the matter, as more particularly described in Item 8A of this Annual Report. Management is unable to predict the outcome of the issues that are in dispute between the Company and Hecla.

(2)           BURNSTONE PROPERTY, SOUTH AFRICA

The Burnstone Gold Property is located in the Mpumalanga Province, Republic of South Africa. The legal agreements and arrangements in relation thereto are described below.

(i)           2002 Southgold Option Agreement, Arrangements with Tranter -Overview

The Company entered into an option agreement dated November 5, 2002 (the "Southgold Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") and its shareholders, namely Arequipa Holdings (Proprietary) Limited, Exploration Targets (Proprietary) Limited, John Cruise Mining (Proprietary) Limited, Pangea Exploration (Proprietary) Limited, Rietbult Exploration (Proprietary) Limited and Sovereign Individual Portfolios (Proprietary) Limited (the "Former Southgold Shareholders"), to acquire on a staged basis up to 100% of Southgold. The Company has since completed the staged acquisition of Southgold. As of 2002, Southgold had the right to acquire a 100% interest in the Burnstone Gold Property, covering approximately 100 square miles (265 square kilometers) of the Witwatersrand goldfield in South Africa which it has now acquired, but subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans ("HDSA's"). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014. It is typical for companies which are subject to this legislation to provide financial assistance to an HDSA entity to achieve the target.

The Company exercised the option in two tranches in April 2003 and January 2004 and thereby acquired 100% of the shares of Southgold. Consequently, the Company now holds options to acquire up to 100% of the mineral rights at the Burnstone, subject to government legislation requiring that HDSA’s be granted the right to acquire an interest in mining projects. Typically under these option agreements, the Company may make regular option payments to the underlying rights owners over periods ranging from five to seven years, during and immediately after which the Company can purchase the rights outright with a cash payment (see Item 4D(2)). The 2002 Southgold Agreement contemplated an HDSA requirement pursuant to an underlying agreement between Southgold and Tranter Investments (Proprietary) Limited ("Tranter") which permitted Tranter to form a joint venture in the Burnstone Property subject to certain conditions which were not met. In April 2005 the Company and Tranter entered into a heads of agreement HOA (see Item 19 “Exhibits”) whereby the Company's interest in Southgold would be diluted to meet HDSA ownership requirements, more particularly described below. Tranter is a closely held black economic empowerment ("BEE") company in which a director of Great Basin, Mr. Nkosi, is a principal.

Under the 2005 Heads of Agreement ("HOA") the Company and Tranter are currently in the process of negotiating a revised transaction whereby Tranter will acquire a 20% interest in Southgold in accordance with South African legal requirements for black economic empowerment which is the affirmative action for HDSA. The Company signed a HOA with Tranter in April 2005 which creates a framework for Great Basin to fulfill the BEE ownership requirements which are a condition of ongoing security of mineral tenure. The HOA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. The interest will be available for consideration which is yet to be negotiated and the Company may provide certain financial assistance to Tranter in relation to the acquisition. The Company can not advise at this time what effect the negotiations will have and whether the terms will be favorable or unfavorable to the Company.

Further Particulars of 2002 Southgold Agreement and 2002 Underlying Tranter Agreement

On signing the Southgold Agreement in 2002, the Company paid US$1.25 million (C$2,007,561) to acquire the option and for the right to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million exploration program prior to April 30, 2003. The Company completed this exploration program, as required, and subsequently exercised its option and completed the purchase of Southgold by making cash and Great Basin share and share purchase warrant issuances to the Former Southgold Shareholders in two staged tranches.

On April 30, 2003, the Company exercised tranche one of the option under the Southgold Agreement and acquired 49% of the outstanding common shares of Southgold for payments totaling US$2 million (Cdn$2,768,990) and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. A finder's fee totaling Cdn$1,258,154 was paid in connection with this exercise of tranche one of the option under the Southgold Agreement. On January 31, 2004, the Company exercised tranche two of the option under the Southgold Agreement and acquired the remaining 51% of the outstanding common shares of Southgold by the issuance of 11 million Great Basin common shares and 5 million Great Basin shares purchase warrants. In total, the Company paid US$2 million and issued 21 million common shares and 10.5 million share purchase warrants to the Former Southgold Shareholders in order to exercise the option. The share purchase warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to a 45 day accelerated expiry clause under certain conditions. By the end of January 2005, the Former Southgold Shareholders had exercised all 10.5 million share purchase warrants.

The Great Basin shares issued to the Former Southgold Shareholders are subject to a voting trust agreement, whereby the holders have undertaken to vote with Great Basin management for a period of five years. The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of Great Basin for so long as the Former Southgold Shareholders own more than 10% of the Company's outstanding common shares.

Prior to November 2002, Southgold entered into a joint venture agreement (the "Original Tranter Joint Venture Agreement") with Tranter, an HDSA, whereby Tranter was granted an option, exercisable on completion of a bankable feasibility study, to acquire a 20% participating interest in the Burnstone Project by reimbursing 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a bankable feasibility study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which were not met and, consequently the agreement expired.

As a condition to the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad based BEE participation by various historically disadvantaged groups. The Heads of Agreement contemplates that certain on-going restrictions will apply to Tranter to ensure that Tranter will continue to qualify as a BEE company. Completion of the transaction is subject to a number of conditions precedent, including negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, South African regulatory approvals and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction.

Other terms of the 2002 Southgold Agreement, provide that:

(a)
The Company was to pay to the Former Southgold Shareholders the cash paid by Tranter to Southgold for the right to participate in the Burnstone Property, but excluding any contributions paid by Tranter towards the costs of the Burnstone Property after the Development Commitment Date. Under the Original Tranter Joint Venture Agreement, the consideration to be paid by Tranter was not to be less than South African Rand (“ZAR”) 15,000,000 (approximately US$2.2 million as at June 1, 2005) and was capped at a maximum of ZAR22,000,000 (approximately US$3.2 million as at June 1, 2005).The Original Tranter Agreement did not consummate and will be superseded by the negotiations described above. Any entitlement of the Former Southgold Shareholders to an interest in the consideration paid under the new Tranter Agreement is under review with legal counsel at this time.

Other payments remain potentially due to the Former Southgold Shareholders as follows:

(b)
If the bankable feasibility study is completed at a cost of less than US$7,500,000, the Company has agreed to issue to the Former Southgold Shareholders an aggregate number of its common shares at a notional issue price of $1.00 per share as is equal to the difference between US$7,500,000 and the actual costs of completion of the bankable feasibility study; and

(c)
If the bankable feasibility study determines that the Burnstone Property has total proven, probable and/or indicated cumulative reserves of gold adjusted for mining dilution factors in situ of more than 3,500,000 ounces, for every 500,000 ounces of reserves or part thereof determined by the bankable feasibility study in excess of 3,500,000 ounces, the Company shall issue to the Former Southgold Shareholders 500,000 common shares to a maximum of 1,500,000 Great Basin common shares;

(d)
If as at the date of the bankable feasibility study, the full mine and mill operating costs per ounce of gold production of the Burnstone Property are US$150 per ounce or less, the Company shall issue to the Former Southgold Shareholders an aggregate of 500,000 Great Basin common shares.

The Burnstone feasibility study is expected to be completed near the end of 2005.

(ii)          Acquisition of Mineral Rights from GFL and Randex

In October 2003, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex") and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex ("the GFL/Randex mineral rights") for ZAR35 million. The GFL/Randex mineral rights, totaling 11,563 hectares, comprise the core of the Burnstone Gold Property. Great Basin funded Southgold's purchase of these rights by way of a cash payment in the amount of ZAR35 million (Cdn$6,695,598).

CASINO PROPERTY, CANADA

During the latter half of 1992 and the first quarter of 1993, the Company merged with Big Creek Resources Ltd. and Casino Silver Mines Ltd. (N.P.L.) in order to enable the Company to acquire a 100% working interest in the Casino Property. The Casino Property is a copper/gold/molybdenum property located in the Whitehorse Mining District, Yukon, Canada. The Casino Property is comprised of a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty, owned by the Company subject to the options described below.

During May 2000, the Company granted an option whereby Wildrose Resources Ltd. ("Wildrose Resources") could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, Wildrose Resources agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. The Company also granted Wildrose Resources the alternative right to purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should Wildrose Resources acquire the 55 claims, Wildrose Resources' interest in the claims would be subject to a further 5% net profits interest payable to the Company.

During fiscal 2001, the Company wrote the $5.5 million of acquisition costs associated with the Casino Property down to a nominal amount as a result of inactivity on the property, the continued depressed metal prices at the time and uncertainty over the recoverability of the deferred costs.

On July 15, 2002, the Company agreed to option the Casino Property to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, the Company granted CRS an option (the "Casino Property Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Casino Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes. The Casino Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. CRS was required to make interim option payments to the Company at the time that CRS is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the relevant stock exchange. CRS also agreed to issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares.

In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. ("Lumina") and, accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received warrants to purchase an additional 100,000 shares at an exercise price of $5.80 until May 21, 2006. Subsequent to December 31, 2004, the Company exercised these warrants and sold the underlying common shares. The Company also received the last installment of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

B.           BUSINESS OVERVIEW

The Company is focused on acquiring ownership of and exploring high-quality gold mineral deposits. The Company is actively engaged in exploration of the Ivanhoe Property, through an earn-in agreement with Hecla, and the Burnstone Property, directly. The Company's Ivanhoe Property hosts a number of gold-silver vein systems with high indicated grades that are potentially amenable to underground mining. The Company's Burnstone Property hosts gold veins within the Kimberley Reef with moderate to high indicated grades that are potentially amenable to underground mining. These projects are currently in the advanced exploration stage and presently being assessed for their economic viability. The Company presently does not have any operating revenue. The Company has historically relied on private placements of its equity securities in order to fund its exploration activities.

Hecla is presently carrying out an advanced exploration program on the Hollister Block of the Ivanhoe Property as the operator under the Earn-In Agreement. The exploration program presently being carried out by Hecla is described in detail in Item 4.D of this Annual Report.

The Company is presently conducting a feasibility study on the Burnstone Property.

The Company completed significant private placement financings during 2002 and 2003 that enabled the Company to acquire its interest in the Burnstone Property and to proceed with advanced exploration activities on this property. During 2004 and 2005, the Company has raised additional financing through the exercise of previously outstanding options and share purchase warrants. The Company had cash and cash equivalents of $17.1 million and working capital of $17.1 million as at December 31, 2004. The Company plans to use its cash and working capital to fund its exploration programs.

The Company does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides management services to Great Basin, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America, providing management services to some nine public mineral resource issuers. As of May 31, 2005, employed or retained approximately 90 staff or service providers, substantially on a full-time basis. Of these, approximately:

-	40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

-	15% are professional accountants (the majority of whom have professional accreditations); and

-	45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico, China and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Great Basin) as long as HDI services are being provided; however such participant surrenders its single share at the time of termination of the related services agreement, which can be cancelled on 30 days notice by either party. (See Item 19 Exhibits). Several of the directors of HDI are also directors of Great Basin and they also serve as a majority of the directors of the other mineral resource issuers that have similar arrangements with HDI.

C.           ORGANIZATIONAL STRUCTURE

The Company operates directly and through its subsidiaries as follows:

Jurisdiction of
Name of Subsidiary	Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)

Touchstone Resources Company	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Southgold Exploration (Proprietary) Limited	South Africa	100%, although subject to Black Empowerment rights described in Item 4.A of this Annual Report (held through N6C Resources Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Great Basin Gold RSA (Proprietary) Limited	South Africa	100% (held through N6C Resources Inc.)
Pacific Sentinel Resources Inc.	Yukon, Canada	100%

D.           PROPERTY, PLANT AND EQUIPMENT

(1)          THE IVANHOE PROPERTY, NEVADA

Ownership

At December 31, 2004, the Ivanhoe Property consisted of a total of 937 unpatented claims, covering over 69 square kilometres, located on federal land administered by the BLM. The Company's ownership of these claims is described above under Item 4.A of this Annual Report under the heading "Ivanhoe Property".

Location and Access

The Ivanhoe Property is located at latitude 41 degrees 06' north and longitude 116 degrees 31' west, in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

The shortest access to the Property is via the Interstate 80 freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 miles (80 kilometres). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 miles (13 kilometres) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 miles (8 kilometres) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

A map showing the location and access to the Ivanhoe Property is provided below:

Environmental Matters

The federal government of the United States and the state government of Nevada have jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the BLM has jurisdiction over the land on which the Ivanhoe property is located.

Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square miles (2.8 square kilometres), and reclamation has been funded in part by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, have been funded 33% by Newmont and 67% by Great Basin, and thereafter all amounts expended are to be funded as to 75% by Newmont and 25% by Great Basin. During 1999, cumulative reclamation expenditures exceeded US$6 million and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2004. See Item 4D(1)(i).

Great Basin has access to explore within the reclaimed areas, subject providing such activities don't interfere with reclamation. Newmont's consent has been obtained expeditiously in all cases to date.

In 2004, operating permits for the Hollister Development Block Program were secured, and on May 7, 2004, a Notice to Proceed was received from the BLM. In total, 32 separate permits and/or authorizations were required from local, state and federal authorities, most of which were in hand by May 2004.

Geology

The Ivanhoe Project is situated near the northern end of the Carlin Trend, a northwest-trending, 50-mile (80-kilometre) long corridor of mines and mineral occurrences in northern Nevada. The alignment of deposits along the Carlin Trend resulted from a long-lived, deep-seated northwest-oriented fracture system; hydrothermal systems emplaced gold into the sedimentary and volcanic rocks along the corridor. The key controls for Carlin-type gold deposits are a combination of structure and favorable host rocks. In addition, association with intrusive rocks is another important geological factor in the occurrence of Carlin Trend gold deposits.

The Ivanhoe stratigraphic section includes Ordovician sedimentary and mid-Eocene intrusive rocks that are covered by a thin veneer of Miocene volcanic and volcano-sedimentary rocks. On the Ivanhoe Property, the main structures are east-west, north-northwest and northeast trending high-angle faults.

There is potential for two different styles of gold deposits at Ivanhoe. The first is Carlin style disseminated mineralization within older sedimentary rocks at depth. The potential for more typical Carlin style gold deposit was demonstrated in a deep drill hole completed in 2001, but has not yet been fully explored. The second is epithermal style vein deposits and associated disseminated gold mineralization (that was previously exploited by open pit mining on the property), hosted by the younger sedimentary and volcanic rocks that occur nearer to the surface. The focus of the Hollister Development Block Project is epithermal style vein deposits.

Hollister Development Block

The Clementine-Gwenivere-South Gwenivere deposits are comprised of gold and silver mineralization hosted with a series of near vertically dipping veins and vein systems. The veins have been outlined over an area of approximately 2,300 feet (700 metres) by 1,200 feet (365 metres) and over a vertical depth of 750 feet (230 metres), and are potentially amenable to mining by underground methods. These vein systems are also thought to have been the source of lower grade disseminated gold mineralization, exploited previously by open pit mining on the property.

Exploration History

Great Basin planned and implemented a two-phase $5.0 million exploration program in 1999 to test for the newly interpreted multiple vein systems beneath the Hollister deposit, including angled core drill holes to establish the presence and continuity of a steeply-dipping high-grade gold-silver system identified on the Hollister deposit. Drill holes tested projected intersections of anticipated major mineralized structures trending northeast, east and northwest beneath the Hollister deposit; 59 holes totalling 47,827 feet (14,578 metres) were drilled. Geological mapping and compilation of all existing data at Hollister and Hatter was also done generating additional high-grade structural targets for drilling.

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

Drilling through 2001 continued to delineate the strike length and increase the number of gold-silver drill intercepts on the Clementine and Gwenivere vein systems. To December 31, 2001, Great Basin completed a total of 205,443 feet (62,619 metres) of drilling in 216 combined reverse circulation precollar and core tail holes.

From August 2002 to 2004, most activity related to the Ivanhoe property was conducted by Hecla, and directed toward gaining permits for the underground exploration and development program. The

Hollister Development Block program was fully permitted on May 7, 2004. The first portal blast occurred on October 22, 2004.

During the last four months of 2004, work concentrated on constructing the surface facilities required to support the underground exploration project, including the lined waste rock storage facility and an integral water collection sump, water management ponds and de-silting basins, a major water disposal system, and installation of temporary offices and services. The decline was advanced nearly 200 feet (60 metres) as of December 31, 2004.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term "inferred resources". Great Basin advises investors that while this term is recognized and is required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit Great Basin's internal preliminary resource estimate for the high-grade epithermal gold-silver veins that make up the Clementine, Gwenivere and South Gwenivere vein deposits. Behre Dolbear's work was supervised by James A. Currie, P.Eng., the independent qualified person for the estimate. The current estimate of the resources at a 0.25 oz/ton gold cut-off is:

Resource Category	Tons (000's)	Grade Au (ounces per ton)	Grade Ag (ounces per ton)
Inferred	719,000	1.29	7.0

Based on the detailed review, Behre Dolbear concluded that the preliminary resource estimate was conducted in accordance with parameters conforming to Canadian Securities Association (CSA) National Instrument ("NI") 43-101 and NI 43-101CP. Great Basin understands the preliminary nature of the resource estimate for the Ivanhoe deposit and as such, only classified the resource as inferred. As the inferred resource, by definition of CSA NI 43-101CP, was estimated based on reasonably assured, but not confirmed geological and grade continuity, significant uncertainty is present for the resource estimate.

Plan of Operation in 2005

Hollister Development Block

Hecla is the operator of the underground exploration and development program at the Hollister Development Block. The proposed Stage 1 program consists of underground development to access the eastern extremities of the gold veins identified to date, and underground drilling leading to the establishment of mineral reserves and completion of a feasibility study. Stage 2 consists of preproduction underground development leading to commercial operations from the Gwenivere and Clementine high-grade gold veins.

The proposed layout for the underground access to the veins and drill stations is shown in Figure 2.

Figure 2 Underground Development Layout

The following description of the 2005 programs at the Hollister Development Block is derived from a summary by the operator of the exploration programs.

The underground exploration project at the Hollister Development Block consists of approximately 8,200 feet of underground excavation, including decline access to the mineralized structures, crosscuts, diamond drill stations, muck bays and miscellaneous openings. Approximately 5,000 tons of bulk samples from the different veins within the system are planned, along with approximately 55,000 feet of diamond drilling from underground locations. Surface support facilities for the underground exploration project have been located in the existing east Hollister pit, thereby limiting most surface disturbance to areas associated with previous mining activities.

Plans for 2005 include excavating approximately 6,000 feet of decline, crosscuts, drill stations and miscellaneous openings. For 2005, approximately 35,000 feet of diamond drilling is planned from underground stations. Hecla expects to spend between $8 million and $10 million in 2005 on exploration activities. The feasibility study is expected to be completed in July 2006.

Recent Exploration

In January 2005, an advance of 145 feet (44 metres) was achieved. A second shift of miners was added in February 2005 to increase the rate of progress. Other activities have included site preparation, construction of shops and other facilities, as well as development of appropriate sites for collection of broken rock and environmental monitoring of these areas.

Remainder of Ivanhoe Property

In 2005, the Company will focus on working with Hecla to advance exploration and development of the Hollister Development Block. Exploration of the remainder of the property will be reassessed, once the Hollister Development Block is sufficiently advanced.

(2)           BURNSTONE PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA

Ownership

The Company's ownership of the Burnstone Gold Property is held through its interest in Southgold. The Company's acquisition of Southgold is described above under Item 4A of this Annual Report under the heading "Burnstone Gold Property". The Burnstone Gold Property now encompasses 35,411 hectares (approximately 87,502 acres). A summary of the mineral rights currently under option are tabulated below.

FARM	Hectares		FARM	Hectares
Rietbuilt Estates 505 IR	800		Witpoort 565 IR	835
Brakfontein 513 IR	1,493		Rietfontein 566 IR	535
Witpoort 545 IR	3,321		Kleinfontein 567 IR	398
Rietvalei 546 IR	1,733		Bakkiesfontein 568 IR	424
Van Kolderskop 547 IR	2,350		Soly Sombra 570 IR	41
Rustfontein 548 IR	2,291		Zyferfontein 576 IR	1,507
Springfontein 549 IR	1,230		Doornhoek 577 IR	2,818
Van Kolderskop 550 IR	760		Roodepoort 598 IR	3,990
Dagbreek 551 IR	721		Vlakfontein 599 IR	565
Van Kolderskop 552 IR	325		Rietvly 600 IR	93
Reitfontein 553 IR	442		Stryfontein 609 IR	415
Bantoedorp 555 IR	278		Herpsfontein 610 IR	785
Vlakfontein 556 IR	2,324		Silverbank 611 IR	425
Balfour 557 IR	446		Mooiplaas 614 IR	527
Vlakfontein 558 IR	964		Barnardskop 637 IR	2,429
Rietfontein 561 IR	1		Hartbeetsfontein 638 IR	145
TOTAL HECTARES		35,411

The project is situated on portions of 32 farms, as shown in Figure 3. This figure also shows the mineral rights held.

Figure 3 Burnstone Mineral Rights Ownership (2003)

Under current South African law it is not necessary for the holder of a right to a mineral to own the surface of the land that it intends mining. The mineral right holder does not even need the consent of the surface owner or to pay the surface owner for the use of the land in connection with its mining activities.

This is so because in common law the mineral right holder’s rights take precedence over the rights of the surface owner. The justification for this is that the ancillary rights to use the surface of the land for mining purposes is part of what was bought and paid for by the mineral right holder the first time the mineral rights were severed from the surface of the land.

Great Basin, may prefer, for a variety of reasons, to own these surface rights anyway as Section 54 of the new Act provides, among other things, that if a landowner or occupier refuses to allow a holder of a mining right on to his land then the Regional Manager will instigate a procedure to determine the compensation payable by the holder of the mining right to the land owner or occupier if the Regional Manager is of the opinion that the land owner or occupier is likely to suffer loss or damage as a result of the mining operations. Surface rights to be acquired will be determined should the Burnstone Project proceed to development.

On October 10, 2003, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for 35 million South African Rand ("ZAR") (Cdn$6,695,598). The Company funded Southgold's purchase of these rights by way of a cash payment. Additional consideration for the purchase of these mineral rights consists of a net smelter royalty, ranging from 1% to 2% (tiered to the gold price), and payable to GFL. Current South African legislation abolishes private mineral title and, possibly, private royalties, and replaces them with a system vesting mineral tenure in the state. Under the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties have agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

The mineral rights acquired from GFL and Randex constitute approximately 36% of the total property originally under option. The remaining mineral rights are held under option with "old order" mineral right holders. The Company is presently in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right options are exercised and the options are exercised at the end of each contract, the maximum cost to the Company would be approximately ZAR 81 million (equal to approximately US$11.7 million as at June 1, 2005).

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over four portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property, of which one portion was dropped by the Company in October 2004. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 (Cdn$120,000) on this property. To December 31, 2004, the exploration spending and drilling commitments had been met.

Upon completion of the required exploration work, the Company may acquire 100% of the shares of Puma by paying US$2 per proven, probable, and indicated ounce of gold (adjusted for mining and geological dilution) determined in a bankable feasibility study, to a maximum of US$500,000.

Mining and Exploration in South Africa Generally

The South African mining sector has undergone a series of significant legislative changes in the past two years. These changes include the introduction of:

-	the Mineral Development Act;

-	the Charter and the related check-list document released in February 2003 ("the Scorecard"); and

-	the Royalty Bill.

In order to understand these legislative changes, the form of "old order" mineral tenure that currently prevails in South Africa and which will be significantly altered and replaced by a "new order" form of mineral tenure by virtue of such changes must first be discussed.

Old Order Mineral Tenure in South Africa

South African mineral tenure is currently governed primarily by the common law and the Minerals Act 1991 ("Minerals Act"). The South African system of mineral rights has developed over many years to its present state under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controls the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights are officially registered and are tradeable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

Mineral rights represent a parcel of rights including the rights to prospect and mine (although the exercise of such rights is subject to authorization under the Minerals Act) together with ancillary rights to do what is reasonably necessary in order to effectively carry on prospecting or mining operations. The holder of mineral rights may grant subordinate rights to prospect under a prospecting contract or grant subordinate rights to mine under a mineral lease or may sell or otherwise dispose of the rights. The term "farm" is frequently used to identify the land area to which rights have been granted. The mineral rights owner is ordinarily compensated by the exploiter of the minerals for the depletion of the non-renewable resource through the outright purchase of the mineral rights, or, less commonly, through the payment of royalties. In South Africa, the mineral right owner is not permitted to prospect or mine for minerals without having obtained a prospecting permit or mining authorization from the State. These licenses are not transferable. They are aimed at controlling prospecting and mining, having regard to considerations of health and safety, environmental rehabilitation and responsible extraction of the ore. Conversely, a prospecting permit or mining authorization cannot be granted unless the applicant is the holder of the relevant mineral right or has acquired the holder's consent to prospect or mine. Reconnaissance work can and does take place without the necessity to hold a permit, provided the work does not fall within the definition of "prospecting" in the Minerals Act.

New Order Mineral Tenure in South Africa

The Mineral Development Act was assented to on 3 October 2002 and came into effect on May 1, 2004. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of Historically Disadvantaged Persons in the industry.

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights. Private holders of old order mineral rights will have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act comes into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act will have five years to lodge their rights for conversion into new order mineral rights. A period of two years will be allowed for old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act to be converted to new order prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to ongoing compliance with the conditions of grant.

In order to be able to convert old order rights to new order rights, the holder:

-	must hold the underlying right (to mine or prospect, as the case may be) in terms of the common law or legislation prevailing immediately before the coming into effect of the Mineral Development Act;

-	must hold a mining authorization or prospecting permit, as the case may be, issued in terms of the Minerals Act;

-
must be actively conducting mining or prospecting operations, as the case may be, on the relevant property on the date that the Mineral Development Act comes into effect (that is, the right must not be an "unused old order right");

-	must lodge its old order right for conversion at the relevant office of the Department of Minerals and Energy ("the DME");

-
for mining rights, is required (under Schedule II, item 7, of the Mineral Development Act) to "give effect to" the BEE and socio-economic objectives set out in Sections 2(d) and (f) of the Mineral Development Act ("the Objectives"); and

-	for mining rights, must submit a prescribed social and labour plan.

A person converting an existing mining right has to commit to giving effect to the Objectives. In general, these Objectives are embodied in the Charter and are discussed below. No undertaking to promote the Objectives is required under the Mineral Development Act for the conversion of existing prospecting rights.

The current rights optioned and permitted by the Company do not fall in the category of "unused old order rights", but are classified as "old order prospecting rights". As such, a period of two years will be allowed for such rights to be converted to new order prospecting or mining rights.

In relation to any old order right with respect to which a mining authorization or prospecting permit will not have been issued when the Mineral Development Act comes into effect, there will be a one year period during which the holder has an exclusive right to apply for a new order right. A person applying for a new mining right (as opposed to converting an old order mining right) will have to demonstrate, among other requirements, that the Objectives and the imperatives of the Charter will be advanced by the grant of the right. In practice, this will probably mean that the applicant will already have to have met the BEE targets set out in the Charter for the purposes of that application. In relation to applications for new prospecting rights, it is unclear whether the Minister will require applicants to be in strict compliance with these targets.

The Charter sets out the major areas in which change is required in the South African mining industry, such as ownership, human resource development, employment equity, procurement, community and rural development and the beneficiation of minerals. The details for the beneficiation requirements will be set out in a further statute. The Charter will not have the force of the law and, it appears, could be amended at any time by the Minister. It is a document published under section 100(2)(a) of the Mineral Development Act, which sets the framework, targets and timetable for effecting the entry of HDPs into the mining industry. The Charter (as read with the Scorecard) requires each mining company to achieve the following BEE ownership targets ("the HDP Ownership Targets") for the purposes of qualifying for the grant of new order rights:

-	15% ownership by HDPs in that company or in its attributable units of production within 5 years of the coming into force of the Mineral Development Act; and

-	26% ownership by HDPs in that company or in its attributable units of production within 10 years of the Mineral Development Act coming into effect.

The Scorecard is a check-list that requires mining companies to indicate the extent of their achievement in the aspirational areas for empowerment identified by the Charter. Each company's points on the Scorecard will be used by the Minister in deciding applications for new order rights by that company.

In March 2003, the Government released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Bill proposes that companies producing gold pay a royalty of 3% from the sales of gold. The royalty would be payable on gross revenue and will be based on deemed values determined from published tradable figures, rather than actual accruals to the mining company concerned. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004 the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

Current State prospecting fees range from ZAR 3 per hectare in year one to ZAR 7 per hectare in year five. Currently, State royalties on precious metals are 1% of gross revenue. This royalty rate is currently being reviewed and may be amended by the State. These amounts will become payable to the State upon conversion of "old order" rights to "new order" rights, and do not take existing commitments towards current mineral rights holders into account.

Access, Climate and Physiography

The Burnstone Property is located about 80 kilometres (50 miles) southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of South Africa (Figure 4). The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 metres (5,480 feet). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense.

The project is located close to a major highway; several roads cross the property, which access the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. A proposed Rand Water Board trunk water main passing near to Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

Figure 4 Geology of Witwatersrand Basin and Location of Burnstone Property

Geology

Burnstone is located in the South Rand area, in the northeastern part of the Witwatersrand Basin. The rock sequence in the South Rand includes: Archean basement rocks, unconformably overlain by the West Rand Group, comprising about 1,500 metres of alternating sandstone and shale units; overlain by approximately 900 metres (2,950 feet) of the Central Rand Group strata that includes the Kimberley Reef horizon; overlain by the Johannesburg Subgroup, including about 300 metres (985 feet) of volcanic and sedimentary rocks; topped by approximately 600 metres (1,970 feet) of sandstone and conglomerate of the Turffontein Subgroup.

Gold occurs in a conglomerate unit called the Kimberley Reef that occurs at the base of the Turffontein Subgroup. Although the Kimberley conglomerate is somewhat variable, typically, it comprises between 70 and 90% well-rounded pebbles, made up predominantly of milky vein quartz, with lesser chert, blue quartz, jasper, quartzite, shale and other rock fragments, in a matrix of finer, more angular quartz grains and other minerals.

An 18-kilometre long northwest-southeast gold trend has been outlined on the Burnstone property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the trend lies at between 250 and 750 metres (820-2,640 feet) in depth, which is relatively shallow for Witwatersrand gold deposits.

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

Southgold acquired the Rietbuilt Estates ground in 1999, and then acquired Gold Fields' Burnstone property and the related Avmin ground in 2000. In 2000, under the direction of the new management of Pangea, Southgold acquired a significant number of surrounding properties that were held by private individuals. Three boreholes, SG1 through SG3, were drilled by Southgold in 1999 and early 2000, and a further 15 boreholes, SG4 through SG18, were completed from May to July 2002. Over the course of these exploration programs, it was thought that the Kimberley Reef in the Burnstone area was folded upward into an antiform and as a result, only buried to a comparatively shallow depth for Witwatersrand gold deposits.

Prior to August 2002, Southgold commissioned Global Geo Services (Pty) Ltd ("GGS") to estimate the mineral resources of Area 1 and 2. In August 2002, Great Basin commissioned GeoActiv to complete a geological review of the project and resource estimates for Area 1 and 2, and Behre Dolbear & Company ("Behre Dolbear") to review the engineering considerations for the Burnstone Project (see The Mineral Corporation and Behre Dolbear under Preliminary Engineering Studies below). The same drill holes and composites were used by GGS and GeoActiv and the global estimates are similar.

The Mineral Corporation ("TMC") completed a Scoping Study, assessing the development of the Burnstone Project Area 1, based on the 2002 resource estimate by GGS, as a conventional underground mine operating at a milling rate of 75,000 tonnes per month and producing approximately 144,000 ounces of gold per annum. TMC used a mine design resource for Area 1 of 19,234,000 tonnes having a mill head grade of 5.25 g/t.

Great Basin drilled approximately 65,190 metres (214,000 feet) in 101 master holes and deflections on the Burnstone property in 2003. Thirty holes were drilled at Area 1 during January to April 2003. Expenditures on this program met Great Basin's initial US$1.5 million commitment under the November 2002 agreement. Great Basin's staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit. Behre Dolbear was commissioned to estimate the mineral resource for the Area 1 deposit in June 2003. Behre Dolbear's resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid core hole deflections.

From July to December 2003, two phases of drilling were done and engineering studies, including cost estimates, for underground development of the Area 1 deposit were initiated. The independent firm, Turgis Consulting (Pty) Ltd., began to assess various development options, including a larger-scale, higher-throughput operation with the potential for increased annual gold production. Additional options are being considered, such as multiple declines and a combination of trackless and traditional methods to access the shallower and deeper portions, respectively, of the deposit.

Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3. The Area 1 program focused on defining the location of faults in the deposit in conjunction with engineering studies. The objective of drilling at Area 2 was to further define and delineate the gold deposit so that it could be incorporated into the development planning underway on Area 1. Drill holes in Area 2 were spaced at 400 to 1,000 metres (1,310-3,280 feet) over an area of 3.5 kilometres by 3 kilometres (2.2 miles by 1.9 miles), and the deposit is still open to expansion. At Area 3, holes were mainly drilled at 300 metres (985 feet) spacing along two fences, 500 metres (1,640 feet) apart. At Area 4, there appears to be a series of stacked conglomerates, the gold-bearing units in the Witwatersrand, within the sedimentary sequence.

Recent Exploration

The 2004 program commenced in early January. Work at Area 1 focused on refining the location of structures, and decreasing the drill spacing in portions of the deposit defined over an area of two square kilometres (0.77 square miles) with good continuity of gold mineralization. The Area 2 deposit was drilled at a spacing of 350-700 metres (1,150-2,300 feet) over an irregular area of approximately three square kilometres (1.2 square miles).

Drilling by Great Basin from January 2003 to October 2004 totals 111,000 metres (364,200 feet) of NQ core from 173 drill holes in the resource area, with 43,680 metres (143,300 feet) in 68 holes in Area 1, 39,750 metres (130,410 feet) in 56 holes in Area 2, 16,740 metres (54,900 feet) in 33 holes in Area 3, and 10,840 metres (35,550 feet) in 16 holes in Area 4. This work has revealed that several of the gold-bearing areas are continuous, for example, Area 4 at the southern edge of the gold trend, was found to be contiguous with the Area 1 gold deposit. The Company's technical experts now suggest that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, the current mineral resources for the entire Burnstone Project are now tallied together (see Estimates of Mineralization below).

Engineering

2004 Pre-feasibility Study - Area 1

A Pre-feasibility Study focused on Area 1 of the Burnstone Project was completed in November 2004 based on the Measured and Indicated Resource estimated in June 2004.

All studies for the Pre-feasibility were done by consulting firms based in South Africa. Turgis Consulting (Pty) Ltd. ("Turgis") addressed mine planning and design, and estimated the mineral reserve; MDM Ferroman developed the mill process and plant design, utilizing metallurgical testwork by Mintek Laboratories; and Knight Piesold (Pty) Ltd. addressed the environmental and permitting aspects of the project, including tailings, water supply, and infrastructure. D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., completed the environmental and permitting sections. Turgis also conducted the independent review of the cash flow and other economic analyses, based on the underlying work. Turgis is a well established specialized technical firm that provides a wide range of consulting services in the design and operation of mines in Africa. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work by Turgis.

The Pre-feasibility mine plan indicates that a mine at Area 1 could produce an average of 236,000 ounces of gold, annually, at a steady state operation over a 12 year mine life. Within the Study, all monetary units are in 2004 United States Dollars (US$) and South African Rand (ZAR), with ZAR:US$ exchange ratio of 7:1. At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value at a 5% discount of US$175 million and an internal rate of return of 24% for an underground operation utilizing a conveyor system. The estimated capital cost is US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold is estimated to be US$187 per ounce.

The Pre-feasibility mine plan involves a combination of conventional narrow reef mining and flexible mechanized development in the footwall of the gold-bearing Kimberley Reef. Rock handling at the reef level would be accomplished with low profile trucks delivering ore and waste to a central loading pocket at the base of the decline loading either a conveyor or a shaft bulk haulage system. Production statistics and financial analyses are provided in the study for both the conveyor and shaft options. The shaft option is cheaper to operate but has higher capital costs.

A crushing system would reduce material to a size of <150 mm prior to conveyance or hauling to surface. The processing plant capacity as proposed is to treat 1.5 million tonnes per year in a closed circuit, semi-autogenous grinding mill, followed by a gravity circuit as well as a Carbon-in-Leach process, producing gold by electrowinning and smelting. Gold recovery is estimated to be 95%. The tailing facility has a capacity of 40 million tonnes, sufficient to allow for additional material from other Burnstone resources, when developed.

Sensitivity analyses show that the project is most sensitive to gold price and exchange rates. At a South African rand to United States dollar exchange ratio of 7:1 as used for the study, the IRR varies from 19% for a gold price of US$350 per ounce to 32% for a gold price of US$425 per ounce. At a US$375 per ounce gold price, the IRR varies from 14% for an exchange rate of 6:1 to 32% for a rate of 8:1.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of
Measured, Indicated and Inferred Resources

This section uses the terms "measured resources", "indicated resources" and "inferred resources". Great Basin advises investors that while these terms are recognized and are required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

E. Siepker, Pr.Sci.Nat., of GGS, and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix"), completed resource estimates described in a February 2005 technical report. Ordinary Kriging and Inverse Distance to the power of three methods were used to estimate the resources in five distinct geo-zones, based on a database of 191 holes and a total of 544 deflections off the master holes (providing 735 valid intersections) drilled by Great Basin and previous operators. The resource classifications were defined by the range of a variogram (a graph which describes the variance of the samples in a deposit as a function of distance) determined from the drill hole data. The measured resources are defined as up to 50% of the variogram range, the indicated resources are up to the range of the variogram and inferred resources are beyond the variogram range, all within geo-zone boundaries (Figure 5).

Figure 5 Drill Plan and Classification of Mineral Resources

The gold resources outlined for the Burnstone goldfield (including Area 1), diluted over a 1 meter width and estimated at a 350 cm g/t cut-off, are tabulated below:

Resource Category	Tonnes (000's)	Grade Au (g/t)
Measured	38,278	5.08
Indicated	6,896	4.50
Measured + Indicated	45,174	4.99
Inferred	13,965	10.37

Approximately 64% of the measured and indicated resources in the February 2005 resource estimate at the 350 cm g/t cut-off are part of the Area 1 deposit on which the 2004 pre-feasibility study was completed. With the significant increase in the estimated resources, it is anticipated that a larger operation could be developed.

Plan of Operation – Engineering, and Drilling and Geology in 2005

Engineering

Recommendations from the pre-feasibility report on Area 1 include: a full study suitable for project financing be undertaken on the Burnstone Property – Area 1. This should be undertaken in conjunction with the completion of environmental studies and commencement of permit applications.

Some areas to be further addressed in the feasibility study include:

1.	Metallurgical test work to increase confidence in mill and circuit design.
2.	Detailed design and costing of the main underground infrastructure.
3.	Geotechnical holes along the proposed decline and shaft positions to ensure adequate knowledge is gained of these critical items.
4.	Hydrological studies of the reef horizon to ensure adequate design of the water handling system.
5.	Surface geotechnical work to allow identification of final sites for surface infrastructure.
6.	Expanded environmental baseline monitoring for use in the Environmental Impact Assessment and to provide a database of existing conditions for use in operations.

Drilling and Geology

Recommendations from resource estimation report include gathering additional technical information to more fully evaluate the development strategy for the Burnstone Project. More specifically, this includes:

1.
More infill drilling should be done in the central block (previously part of Area 2), determining whether the area might be more economically feasible (drill to a measured resource status if economic feasibility seems possible).

2.	Limited drilling should be done in the south-eastern block (previously Area 3), around borehole 3090 since this borehole intersected well developed Kimberley reef with high gold grades.
3.	Further drilling should be done towards the south-west of the north-western and central blocks (previously Areas 4 and 2). This would define the central higher grade area and southern area better.

Refinement of structural and sedimentological models should be undertaken on an on-going basis. As the February 2005 technical report indicates additional resources may be available for development, the following budget incorporates the cost for studies for the total project.

Drilling and Feasibility Study Budget
Project Task	Cost US$ (000s)
Drilling contractor costs	855
Field consumables, assays and QA/QC	141
Technical staff, accommodation, transportation	390
Subtotal Drilling	1,386
Feasibility study work
Environmental site assessment	266
Metallurgical tests	41
Geo-technical field work/compilation	57
Plant and infrastructure	225
Mine design, operations review, options analysis	360
Project review and supervision	263
Subtotal Feasibility Work	1,212
TOTAL	2,598

Additional drilling was done early in 2005 as per the recommendations above. The data has been compiled and the geological models for the goldfield are being updated. Resource estimates will be updated in conjunction with the feasibility study.

The feasibility study for Burnstone is scheduled to be completed near the end of 2005. Detailed site layouts and process design are well advanced. The geological block model and structural model have been finalized and the detailed mine design has commenced. The current plan envisions the mine to be accessed via a man material decline with ore and waste hoisting undertaken through a blind sunk vertical shaft. Primary development is envisioned to be undertaken using mechanized equipment. Mining of the Kimberley reef is expected be undertaken using conventional mining methods commonly employed in mining narrow Witwatersrand ore bodies. Base line environmental studies have been largely completed. Consultation with local communities has commenced in order to identify issues and concerns. The neighboring communities are generally very receptive to the development of the mine, particularly given that the mine will stimulate economic growth and employment in an impoverished area. It is anticipated that an application for a mining license as required by the Minerals and Petroleum Resources Development Act would be undertaken in early 2006.

CASINO PROPERTY

Ownership Interest

The Company's ownership interest in the Casino Property is described in Item 4.A of this Annual Report under the heading "Casino Property".

The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). There are 23 claims in good standing until 2006 the remaining claims are in good standing until 2008.

Location and Access

The Casino porphyry gold-copper-molybdenum deposit is situated at 62 degrees 43' north latitude and 138 degrees 49' west longitude. It is located 306 kilometres (190 miles) northwest of Whitehorse, the capital of Yukon Territory, Canada (Figure 6) at an elevation of 1,200 metres (3,935 feet) above mean sea level in the Dawson Range. The Alaska Highway is 120 kilometres (74 miles) to the southwest and the Klondike Highway is 105 kilometres (65 miles) to the east. Access to the Casino Property is by wheeled aircraft to the existing property landing strip; via a 224-kilometre (139-mile) winter tote road from Burwash Landing on the Alaska Highway; or via river barge along the Yukon River from Dawson City (200 kilometres or 124 miles). The setting of the property consists of lightly vegetated hills and a few low mountains. The area has cold dry winters and warm dry summers.

Figure 6 Location of Casino Property

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

Environmental and Socioeconomic

An environmental baseline program was initiated in July 1993 to investigate the environmental aspects of the Casino Property and surrounding area. This program includes the documentation of local vegetation, wildlife, fish, climate and hydrology. Great Basin has not encountered any unusual environmental concerns for the Casino Property. To date, the Casino Property has not been affected by any Aboriginal land claims.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 10 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP and their effect on the Company's consolidated financial statements. Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experiences and other assumptions that the Company believes are reasonable in the circumstances. Actual results may differ from these estimates. During the fiscal year ended December 31, 2004, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did the Company make changes to existing accounting policies.

OVERVIEW

The Company is a mineral exploration company with two active exploration projects, the Ivanhoe Property located in Nevada, and the Burnstone gold property located in South Africa. The Company also continues to own the Casino Property located in the Yukon Territories, although the Company is presently not carrying out any exploration of this property.

The Company's business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of the Ivanhoe, Burnstone or Casino properties have any reserves or have been proven to host mineralized material which can be said to be "ore" or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as the Company carries out its business strategy. As the Company is an exploration stage company, the Company does not have any revenues from its operations to offset its exploration expenditures. Accordingly, its ability to continue exploration of its properties will be contingent upon the Company securing additional financing.

As an expenditure-based corporation, the Company's results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit's size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Great Basin's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics.

THE FOLLOWING CRITICAL ACCOUNTING POLICIES AFFECT THE COMPANY'S MORE SIGNIFICANT ESTIMATES AND ASSUMPTIONS USED IN PREPARING ITS CONSOLIDATED FINANCIAL STATEMENTS.

Mineral property interests

The Company expenses exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures as these expenses are incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. The amount shown for mineral property interests represents acquisition costs incurred to date, less recoveries and write-downs, and does not necessarily reflect present or future values.

The Company records the fair value of an asset retirement obligation as a liability in the period in which the Company incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets also result from unused loss carry-forwards and other deductions. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Derivative Instruments

The Company accounts for the Hecla Warrants and the Lumina Warrants on the cost basis, based on the estimated fair value of the warrants at the time of receipt. However, under US GAAP, the Hecla Warrants and the Lumina Warrants are considered derivative financial instruments until they are exercised. Once exercised, the shares received would be considered an available-for-sale security and would be accounted for in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Under US GAAP, the Company accounts for these derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under US GAAP, the Company would record derivative instruments in the consolidated balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair value are charged to operations unless specific hedge accounting criteria are met. If the derivative is a hedge, changes in the fair value of the derivative are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income. The ineffective portion of a derivative's change in fair value is immediately recognized into income.

Under US GAAP, once these derivatives are exercised, the shares would be recorded on the consolidated balance sheet at the quoted market value, with the unrealized gain or loss being recorded as a separate component of shareholders’ equity. The year-over-year change in the unrealized gains or losses are recorded as comprehensive income except for declines in fair value that are determined to be other than temporary, which are recorded as a charge to operations.

Stock-based compensation

The Company has a share option plan for the benefit of its officers, directors, employees and eligible consultants. The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

A.           RESULTS OF OPERATIONS

Exploration Expenditures

The Company's exploration expenditures are comprised of expenses incurred in connection with the conduct of exploration programs on the Ivanhoe Property and the Burnstone Property. The Company's exploration activities on these properties are discussed in Item 4.D of this Annual Report. The Company's exploration costs do not include stock based compensation associated with its exploration activities.

The Company's exploration expenditures decreased marginally in 2004 to $7.69 million from $7.93 million in 2003. Of the exploration costs incurred during 2004, $7.11 million was attributable to its exploration of the Burnstone Property and $0.74 million was attributable to its exploration of the Ivanhoe Property, with a recovery of $0.16 related to other properties. Exploration costs on the Ivanhoe Property included those associated with the Hollister Block, the Ivanhoe property outside of the Hollister Block and the Golden Cloud Property. At Ivanhoe, the main costs were drilling ($0.13 million) at Golden Cloud; geological ($0.08 million), for work at Ivanhoe and Golden Cloud; engineering costs ($0.08 million) associated with the Hollister Development; and block and site activities ($0.06 million), for costs to maintain the field office at Ivanhoe. At Burnstone, the main exploration expenses were drilling ($4.37 million); geological ($1.21 million), for planning, core logging and supervision of the drilling program; engineering ($0.63 million), for metallurgical and other engineering work supporting the pre-feasibility study on the Area 1 gold deposit; transportation ($0.21 million), for travel by geological and engineering staff to and from the site in South Africa; assays and analysis ($0.20 million) of drill core samples; and site activities ($0.29 million), for running the field office and carrying out other support activities associated with the drilling program.

Overall exploration expenditures increased to $7.93 million for 2003, as compared to $3.24 million in 2002. The main expenditures incurred in 2003 were attributable to its exploration of the Burnstone Property. Exploration costs attributable to the Burnstone Property increased to $7.4 million for 2003, compared to $2.5 million in 2002. The increase in expenditures at Burnstone is related to the expanded drilling programs that were undertaken throughout the year. A total of 56,200 metres were drilled in 101 master holes and deflections. The main expenditure on Burnstone in 2002 was $2.1 million in option payments. The balance of $0.5 million was spent on exploration of the Ivanhoe Property carried out in 2003, compared $0.76 million in 2002. At Ivanhoe, the main costs were environmental, geological, and site activities and were primarily associated with support activities related to the Hollister Development Block Joint venture activities. Exploration costs in 2003 include a recovery of $0.27 million which represents the estimated fair value of warrants received from Lumina Copper Corp. pursuant to Lumina's earn-in agreement at the Casino Property.

Stock Based Compensation

The Company incurs stock based compensation expenses as a result of its grant of stock options to its directors, officers, employees and eligible consultants. Stock compensation expense attributable to exploration relates to stock options granted to its personnel engaged in its exploration activities, including engineering, environmental, socioeconomic and land and geological personnel. Stock option expense attributable to operations and administration relates to personnel engaged in its operations and administration. In 2002, the Company adopted the fair value method of accounting for stock-based compensation for non-employees and commencing in 2003 included the stock-based compensation related to employees.

Stock based compensation relating to exploration increased substantially to $0.75 million in 2004, and $0.79 million in 2003, compared to $0.13 million in 2002 as a result of the Company's increased exploration activities at the Burnstone Property.

Stock based compensation relating to operations and administration increased substantially $1.72 million in 2004 and $1.35 million in 2003 compared to $0.24 million in 2002 as a result of the Company's increased corporate activity associated with the Company's acquisition of an interest in the Burnstone Property and the exploration activities at the Burnstone Property.

Office and Administration

Office and administration expenses include amounts paid to HDI under the HDI Services Agreement relating to office and administration services provided by HDI. The Company's office and administration expenses have been consistent over the past three fiscal years, being $0.89 million in 2004, $0.88 million in 2003 and $0.90 million in 2002. The Company does not anticipate any significant change in its office and administration expenses in 2005.

Foreign Exchange

Foreign exchange gains and losses arise primarily from two factors: (a) from the Company holding currency other than Canadian dollars, and (b) from the translation of foreign-currency denominated monetary assets and liabilities. The Company realized a foreign exchange gain of $3.11 million in 2004 of which $2.75 million resulted from the translation of the South African Rand denominated future income tax liability (a non-cash item). The Company incurred a foreign exchange loss of $0.53 million in 2003 and a foreign exchange gain of $0.10 million in 2002 as a result of the relative strength of the United States dollar (the currency in which the Company's foreign-denominated funds were then held) against the Canadian dollar during those years.

Interest and Other

The Company earns interest on cash and equivalents that represent the proceeds of private placements that the Company has completed, pending use of these proceeds in its exploration and general and administrative activities.

Interest earned was $0.51 million in 2004, compared to $0.94 million in 2003. The decrease was attributable to the Company having less cash and equivalents during 2004 compared to 2003 as a result of its exploration expenditures during 2004. Interest earned was $0.94 million in 2003, compared to $0.15 million in 2002. The increase in 2003 over 2002 was attributable to financings completed in 2002 and 2003 which increased the Company's cash and equivalents.

Accounting, Audit and Legal

Accounting, audit and legal expenses have been consistent over the past three years, being $0.28 million in 2004, $0.27 million in 2003 and $0.28 million in 2002. The Company does not anticipate any significant change in the Company's accounting, audit and legal expenses during 2005.

Conference and Travel

Conference and travel expenses decreased to $0.21 million in 2004, compared to $0.33 million in 2003, due to less travel expenses associated with financing activity in 2004. Conference and travel expenses increased to $0.33 million in 2003, compared to $0.19 million in 2002, as a result of travel expenses incurred in connection with financings completed in 2003 and travel to South Africa. The Company does not anticipate any significant change in its conference and travel expenses during 2005.

Financial Advisory and Finders' Fees

Financial advisory and finders' fees decreased to $0.11 million in 2004 from $0.15 million in 2003 and $0.46 million in 2002. Finders' fees amounting to $125,000 that were paid in 2004 have been capitalized to the acquisition cost of the Burnstone Gold Property.

Loss

The Company's loss decreased marginally to $6.57 million in 2004 from $7.50 million in 2003. The Company's continued losses reflect its continued exploration of its mineral properties without any resulting revenues. The Company's losses in 2004 and 2003 compare to a loss of $5.52 million in 2002. The lower loss in 2002 reflects lower exploration activity in 2002 prior to the significant exploration expenditures incurred in connection with the Company's exploration of the Burnstone Property. Significant stock-based compensation expenses were also incurred in 2004 and 2003 which increased losses compared to 2002.

B.           LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $17.1 million and working capital of $17.1 million as at December 31, 2004, compared to cash and equivalents of $21.2 million and working capital of $21.2 million as at December 31, 2003.

Other than future income taxes payable, a non-cash item, the Company did not have any long term liabilities as at December 31, 2004 or 2003 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Burnstone Property and the Ivanhoe Property. These planned exploration activities are summarized in Item 4.B of this Annual Report. The Company anticipates that its cash and working capital will be sufficient to enable the Company to carry out its planned exploration activities as well as for property maintenance requirements and administrative overhead during the 2005 year without obtaining additional financing.

Cash and Equivalents

The Company maintains financial instruments denominated in Canadian dollars and do not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess of the Company's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Cash Used in Operating Activities

Cash used in operating activities was $8.6 million in 2004, compared to $6.7 million in 2003 and $2.8 million in 2002. Cash used in operating activities was comprised primarily of exploration expenditures. The increase in cash used in operating activities in 2004 compared to 2003 and in 2003 compared to 2002 is attributable primarily to the Company's acquisition of the Burnstone Property during 2002. The Company anticipates continuing to use cash in its operating activities as the Company carries out its exploration programs for the Burnstone Property and the Ivanhoe Property.

Cash Used in Investing Activities

Cash used in investing activities was $0.13 million in 2004, compared to cash used in investing activities of $8.86 million in 2003 and cash generated from investing activities of $5.05 in 2003. Cash used in investing activities in 2004 was attributable to a finder's fee paid in connection with the Company's exercise of the second tranche of the option under the Southgold Option Agreement. Cash used in investing activities in 2003 was attributable to the Company's exercise of the first tranche of the option under the Southgold Option Agreement and the Company's advance to Southgold to enable it acquire certain mineral rights held by GFL and Randex for 35 million South African Rand. Cash generated from investing activities in 2003 was attributable to realization on short-term investments.

Cash Flows from Financing Activities

Cash flows from financing activities were $4.76 million in 2004, compared to $22.30 million in 2003 and $10.80 million in 2002. Cash from financing activities in each year were attributable to common shares and share purchase warrants issued for cash.

Cash from financing activities in 2004 was attributable to the exercise of previously outstanding options and warrants. The previously outstanding warrants had been issued in private placement transactions completed in prior years.

Cash from financing activities in 2003 was attributable to the completion of a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit in January 2003 and to the exercise of previously outstanding options and warrants. Each unit issued in the January 2003 private placement was comprised of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004. The previously outstanding warrants had been issued in private placement transactions completed in prior years.

Cash from financing activities in 2002 included cash from the completion of a private placement financing in June 2002, for net proceeds of $7.70 million, and a private placement in August 2002 for net proceeds of $0.19 million.

At December 31, 2004, the Company had approximately 86.6 million common shares issued and outstanding. To June 30, 2005, 5.5 million warrants had been exercised and the related shares had been issued, bringing the total number of common shares issued and outstanding at June 30, 2005, to approximately 92.1 million.

Requirement For Further Financing

Historically, the Company's sole source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. The Company has also issued common share capital in each of the past three fiscal years pursuant to private placement financings and exercise of warrants and/or options. The Company's ability to obtain additional financing to fund its exploration programs is always uncertain. The Company has no assurance of continued access to significant equity funding.

Development of the Burnstone Property and the Ivanhoe Property project beyond feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this Annual Report. As the Company is in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity. The Company does not have any arrangements or commitments in place for any additional financing that would enable the Company to complete development of either project even in the event of positive feasibility studies.

The Company presently does not have any material commitments for capital expenditures and, accordingly, can remain somewhat flexible in gearing its exploration activities to the availability of funds.

C.           RESEARCH EXPENDITURES

The Company does not carry out any research or development activities. Please refer to Item 5.A and 5.B above for a discussion of the exploration expenditures that the Company has incurred in connection with the exploration of its mineral properties.

D.           TREND INFORMATION

As a mineral resource exploration company, the interest in Great Basin’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature.

The trading prices of gold and copper have increased over the past two years because of rising demand and weaknesses in the US dollar against other foreign currencies. The average gold price increased from US$364/oz in 2003 to US$410/oz in 2004. The gold price for 2005 has averaged US$427.70/oz to June 2005. Copper averaged US$0.81/lb in 2003, US$1.30 in 2004, and has continued to increase, averaging US$1.50/lb to June 2005.

The Company expects that expenditures will continue to increase in 2005, mainly related to the drilling program and feasibility study underway at the Burnstone Property and the work planned thereafter, as discussed in Item 4.D of this Annual Report. These expenditures will result in a decrease in the Company's cash and working capital position unless the Company completes further equity financings during 2005, of which there is no assurance.

The Company is not aware of any other trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on its business, financial condition or results of operations as at the date of this report except as otherwise disclosed herein or except in the ordinary course of business.

E.           OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at fiscal year end December 31, 2004, the Company had the following contractual obligations:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (Office Lease)	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

Ivanhoe

Reclamation obligations on Ivanhoe Property are estimated at US$40,000 for 2005. The amounts expected to be paid beyond 2005 are dependent on various factors, including level of activity, and consequently are difficult to predict; however, they are not expected to be material.

Based on current rates, the fees payable to the BLM each year are approximately US$117,125 and the fees payable to Elko County, Nevada, each year are approximately US$7,964.

Burnstone

The fees payable to government and quasi-government bodies in respect of the Burnstone property are approximately Cdn$19,265 per year. These fees are dependent on the number of hectares held by the Company for exploration purposes, and consequently, may change as the Company’s landholdings increase or decrease.

Casino

The Casino property is in good standing.

Kirkland Lake

Fees payable to government and quasi-government bodies in respect of the Kirkland Lake property are less than $1,000 per year.

G.           SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Director Since
David J. Copeland	Director	February 1994
T. Barry Coughlan	Director	February 1998
Scott D. Cousens	Director	March 1993
Robert A. Dickinson	Chairman and Director	May 1986
David M. S. Elliott	Director	July 2004
Wayne Kirk	Director	July 2004
Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	February 1994
Sipho A. Nkosi(1)	Director	August 2003
Walter T. Segsworth	Director	January 2003
Robert G. Still(1)	Director	August 2003
Ronald W. Thiessen	President, Chief Executive Officer and Director	October 1993

Note:

(1)           Messrs. Nkosi and Still, nominees of the Former Southgold Shareholders (as defined below) have been nominated by management pursuant to the Voting Trust Arrangement (as defined below).

Pursuant to the Southgold Agreement, as described in Item 4.A of this Annual Report, the Company has agreed that the Company will, for so long as the Former Southgold Shareholders collectively own more than 10% of its outstanding shares, nominate for election as directors two nominees selected by the Former Southgold Shareholders (the "Voting Trust Arrangement"). Also, pursuant to the Voting Trust Arrangement, the Former Southgold Shareholders have agreed to vote in favour of all of management's nominees to the Board of Directors, and for all management proposed resolutions. The Former Southgold Shareholders obligation to vote in favour of management's nominees and proposed resolutions expires on the earlier of April 30, 2008 and the date the Former Southgold Shareholders dispose of their shares of Great Basin such that they own less than 10% of the outstanding common shares of the Company.

PRINCIPAL OCCUPATION OF DIRECTORS AND SENIOR MANAGEMENT

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko Mines Limited and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

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

T. BARRY COUGHLAN, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly-traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Farallon Resources Ltd., Director (March 1998 to present); Great Basin Gold Ltd., Director (February 1998 to present); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc. (formerly Canoil Exploration Corporation), Director (November 2001 to November 2004); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.), President, Chief Executive Officer and Director (June 1986 to present); and Icon Industries Ltd., (formerly Ghana Goldfields Ltd.), President, Chief Executive Officer and Director (September 1991 to present).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly-traded companies. Mr. Cousens' focus for the past years has been the development of relationships within the international investment community. Through substantial financings and subsequent corporate success, he has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994 and September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. - Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Executive Officer (September 1998 to September 2000) and Chief Financial Officer (September 1995 to September 1998); Anooraq Resources Corporation, Director (November 1990 to September 2004; April 2005 to present), Chairman

(September 2000 to present), President (September 1996 to September 2000), Chief Executive Officer (February 1999 to September 2000) and Chief Financial Officer (September 1996 to February 1999); Farallon Resources Ltd., Director (July 1991 to present), Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman or Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000), Chairman (June 2004 to present); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (November 2001 to present) and Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Chairman (September 2000 to present), Director (January 1991 to present), President (January 1991 to September 2000), Chief Executive Officer (November 1998 to September 2000) and Chief Financial Officer (January 1991 to November 1998), (including Chairman and Director of Gibraltar Mines Ltd. a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID M.S. ELLIOTT, B.Comm, CA - Director

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with a predecessor firm to KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri, in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. For the past 2 years, he has been working with companies developing e-mail and data management services.

Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association, and of Anooraq Resources Corporation, Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

WAYNE KIRK, LLB - Director

Wayne Kirk is an attorney and consultant. He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University. He was called to the bar in California in 1969. Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law. He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001. Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999. From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Mr. Kirk currently serves on the boards of Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

JEFFREY R. MASON, B.Comm, CA - Chief Financial Officer, Secretary and Director

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Chief Financial Officer (September 1998 to present); Treasurer (September 1995 to September 1998); Anooraq Resources Corporation, Director (April 1996 to present), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present), Treasurer (September 1996 to February 1999); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

SIPHO A. NKOSI, B.Comm, MBA - Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"), one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi also serves on the board of Anooraq Resources Corporation.

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

Mr. Segsworth is, or was within the past 10 years, an officer and/or director of the following public companies: Anooraq Resources Corporation (March 2004 to December 2004); Cumberland Resources, Director (May 2002 to present); Yukon Zinc Ltd. (formerly Expatriate Resources Ltd.), Director (February 2001 to present); Great Basin Gold Ltd. Director (January 2003 to present); Homestake Mining Company, President, COO (April 1999 to February 2002), Director (February 2001 to December 2001); Homestake Canada, Inc., President, CEO, and Director (April 1998 to April 1999); Newhawk Gold Mines Ltd., Director (April 1998 to September 1999); Northern Dynasty Minerals Ltd. (September 2004 to present); Novagold Resources Inc., Director (May 2002 to November 2002); Plutonic Power Corporation (October 2002 to present); Prime Resources Group Inc., President, CEO and Director (April 1998 to December 1998); UEX Corporation, Director (March 2002 to Present); Westmin Resources Ltd., President, CEO and Director (May 1990 to January 1998).

ROBERT G. STILL, B.Comm (Hons), CA (SA), IMM - Director

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

Mr. Still is also a founder and a member of the Board of Directors of Zimbabwe Platinum Mines Limited, an Australian based company that owns and operates a substantial platinum group metals mine in the Great Dyke region of Zimbabwe. He was appointed Chairman of Zimbabwe Platinum Mines Limited in 2000. Prior to 1997, Mr. Still was the business director for JCI Inc., one of the largest mining houses in South Africa. He was Chief Executive Officer of Rhombus Exploration Ltd. from 1987 to 1995.

RONALD W. THIESSEN, CA - President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is a director and officer of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of

Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

B.           COMPENSATION

During the fiscal year ended December 31, 2004, the Company paid aggregate cash compensation of $225,130 to its directors and senior management for services in all capacities provided to the Company and its subsidiaries. Details of the compensation paid to directors and senior management are provided below.

COMPENSATION OF DIRECTORS

During the fiscal year 2004, 2,100,000 incentive options to purchase shares were granted to the directors at an average exercise price of $1.62 per share (inclusive of grants made to the "Named Executive Officers" described below). The options were issued pursuant to the Company's share option plan (the "Share Option Plan"). The Share Option Plan was approved by shareholders at the Company's annual general meeting held on June 22, 2004.

Directors who are executive officers of the Company are compensated in their capacities as such as are directors who are substantially full time employees or consultants. Subsequent to the year end the Board established compensation arrangements for the independent directors comprising cash compensation of $35,000 per annum (in lieu of all other fees for meetings, document review, etc) plus an additional $3,000 per year for committee membership plus an additional $2,000 for chairing a committee.

In 2004 each independent director of the Company was paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors’ meeting attended. Each director who is a member of a committee, received $2,400 ($600 paid quarterly) for each committee of which he or she was a member, and a further fee of $600 for each committee meeting attended.

David J. Copeland, a director, is engaged on a substantially full time basis in Great Basin’s projects and as a consequence, received $102,372 in fees paid to his personal engineering firm for engineering services provided during the year.

COMPENSATION OF SENIOR MANAGEMENT

Ronald W. Thiessen, President and Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer and Secretary, are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE(1)
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2004 2003 2002	39,259 83,462 62,599	Nil Nil 100,000	3,600(2) Nil Nil	200,000 125,000 368,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary	2004 2003 2002	29,619 62,966 31,084	Nil Nil 60,000	3,600(2) Nil Nil	200,000 125,000 368,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)           During the Company's financial year ended December 31, 2004 the aggregate direct remuneration paid or payable to the Company's senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $225,130.

(2)           These funds represent fees paid to the individual in their capacity as a director and officer of the Company.

SHARE OPTIONS

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the directors of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the date of grant of such option.

The following share options were granted to the Named Executive Officers during the financial year ended December 31, 2004:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	200,000	6.8%	$1.62	$1.62	December 19, 2008
Jeffrey R. Mason	200,000	6.8%	$1.62	$1.62	December 19, 2008

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the values of such options at the end of such year were as follows

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at December 31, 2004 ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	N/A	664,000/ Nil	$129,660/ Nil

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at December 31, 2004 ($) Exercisable/ Unexercisable
Jeffrey R. Mason	183,000	286,370	551,000/ Nil	$135,060/ Nil

PENSION PLANS

There are no defined pension, benefit or actuarial plans in place.

C.           BOARD PRACTICES

With the exception of Mr. Elliott and Mr. Kirk who were appointed to the Board of Directors in July 2004, all directors were elected at the annual general meeting held in June 2004. All directors have a term of office expiring at the next annual general meeting of Great Basin, expected to be held July 2005, and all officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no compensatory plan(s) or arrangement(s), with respect to the directors and officers of the Company resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the directors' or officers' responsibilities following a change in control.

David M.S. Elliott, Wayne Kirk and Walter Segsworth are members of the Company's audit committee. The audit committee is elected annually by the directors of Great Basin at the first meeting of the board held after the Company's annual general meeting.

The purpose of the audit committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial, accounting and reporting processes, in particular its financial statements and other relevant public disclosures. It must ensure the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal controls. The audit committee is responsible for the retention or termination of the external auditors. The audit committee reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management's response, approves all audit engagement fees and terms and pre-approves all audit and permitted non-audit services to be performed by the external auditors.

The audit committee also reviews all financial statements of the Company prior to their publication and all audits and management discussions and analysis, and considers the adequacy of the audit procedures.

The audit committee discusses with management the adequacy of the Company's system of internal accounting and financial controls. The audit committee has direct communication channels with the Company's external auditors and legal advisors. The audit committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding possibly questionable accounting or auditing matters. The audit committee holds periodic meetings with the external auditors without the presence of management. The mandate of the audit committee empowers it to retain legal, accounting or other advisors at the Company's expense, and requires the audit committee to evaluate the functioning of the audit committee on an annual basis.

T. Barry Coughlan, David M.S. Elliott, and Wayne Kirk are members of the Company's compensation committee. The compensation committee is elected annually by the directors at the first meeting of the board held after the Company's annual general meeting.

The purpose of the compensation committee is to assist the board in monitoring, reviewing and approving the Company's compensation and practices and administering the Company's share compensation plans. The compensation committee is also responsible for recommending to the board candidates for senior executive positions. The compensation committee is responsible for reviewing and making recommendations to the board with respect to compensation for directors, senior management and employees and consultants, including compensation to be paid in consideration of a director acting on a committee, and succession planning for senior executives. When granting stock options, the compensation committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the share option plan. The compensation committee reviews the remuneration of the directors at least annually and from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The compensation committee holds regular sessions during which it meets in the absence of management. The mandate of the compensation committee empowers it to retain legal or other advisors at the Company's expense, including compensation consultants and requires the committee to evaluate the functioning of the committee on an annual basis.

D.           EMPLOYEES

At May 31, 2005, Great Basin had no direct employees. Great Basin's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (See Item 4B "Business Overview" and Item 7 "Major Shareholders and Related Party Transactions" of this Annual Report).

E.           SHARE OWNERSHIP

SECURITYHOLDINGS OF DIRECTORS AND SENIOR MANAGEMENT AS AT MAY 31, 2005

As at May 31, 2005, the directors and officers of Great Basin and their affiliates, directly and indirectly, own or control as a group an aggregate of 709,068 common shares (0.9%) and hold options to acquire an additional 4,217,000 common shares. To the knowledge of the directors and officers of Great Basin, as at such date, the only person or entity holding more than 5% of the issued common shares of the Company was Ballottine Investments (Proprietary) Limited, ("Ballottine") which holds 5.5 million shares of the Company. Ballottine is a private South African company controlled by the former shareholders of Southgold. Ballottine does not have any voting rights different from other shareholders, except that all or substantially all of these shares are subject to a voting trust agreement, whereby these shares are committed to vote with Great Basin management for a period of five years. Messrs. Still and Nkosi are Southgold's nominees on the Board of Directors.

The Company's directors and senior management currently beneficially own the following number of its common shares and options:

		As a Percentage
	Shares Owned	of the Company's	Number of
	or Beneficially	Common Shares	Options	Exercise
Name(2)	Controlled	Outstanding	Held	Price	Expiry Date

David J. Copeland	308,250	0.3%	200,000	$1.62	December 18, 2008
			125,000	$1.50	July 29, 2005
			109,000	$1.17	December 20, 2007
			300,000	$0.96	January 6, 2006

T. Barry Coughlan	Nil	Nil	100,000	$1.62	December 18, 2008
			100,000	$1.32	July 29, 2005

Scott D. Cousens	41,027	0%	200,000	$1.62	December 18, 2008
			125,000	$1.50	July 29, 2005
			109,000	$1.17	December 20, 2007
			100,000	$0.96	January 6, 2006

Robert A. Dickinson	Nil	Nil	200,000	$1.62	December 18, 2008
			125,000	$1.50	July 29, 2005
			109,000	$1.17	December 20, 2007
			100,000	$0.96	January 6, 2006

David M.S. Elliott	Nil	Nil	100,000	$1.62	December 18, 2008
			100,000	$1.75	November 30, 2006

Wayne Kirk	Nil	Nil	100,000	$1.62	December 18, 2008
			100,000	$1.75	November 30, 2006

Jeffrey R. Mason	100,800	0.1%	200,000	$1.62	December 18, 2008
			109,000	$1.17	December 20, 2007
			242,000	$0.96	January 6, 2006

Sipho A. Nkosi	Nil	0%	200,000	$1.62	December 18, 2008
			100,000	$1.32	July 29, 2005

Walter T. Segsworth	Nil	0%	100,000	$1.62	December 18, 2008
			200,000	$1.17	December 20, 2007

Robert G. Still	(1	0%	200,000	$1.62	December 18, 2008
			100,000	$1.32	July 29, 2005

Ronald W. Thiessen	259,531	0.5%	200,000	$1.62	December 18, 2008
			125,000	$1.50	July 29, 2005
			109,000	$1.17	December 20, 2007
			230,000	$0.96	January 6, 2006

Total	709,068	0.9%	4,217,000

Note:

(1)	Mr. Still has an indirect interest in a trust which is associated with Ballottine. Ballottine holds 5,500,000 shares of the Company as at June 1, 2005.
(2)
David Jennings, a former director, was granted options to purchase 200,000 shares at a price of $1.62 per share exercisable on or before December 19, 2008. Mr. Jennings passed away during the year and these options are exercisable by his estate until May 2006.

SHARE OPTION PLANS, 2004 and 2005

As at June 1, 2005 an aggregate of 2,519,800 shares were available to grant pursuant to the Company's Share Option Plan in effect in 2004 (the “2004 Plan”), which reserved a fixed number up to 14,600,000 shares for issuance of which 7,409,000 were issued and outstanding,4,671,200 had been issued and were exercised leaving 2,519,800 left to grant. The outstanding 7,409,000 options will be incorporated into the 2005 Rolling plan .

Material Terms of The Company's 2004 Share Option Plan

The following is a summary of the material terms of the Company's Share Option Plan in effect during 2004 (see below for 2005):

(a)	all options granted under the Share Option Plan are non-assignable and non-transferrable and are exercisable for a period not exceeding 10 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the Market Price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

(f)	the number of options granted to Insiders of the Company may exceed 10% of its outstanding shares; or

(g)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of its outstanding listed shares; or

(h)	the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of the Company's outstanding listed shares; or

(i)	the Company may decrease the exercise price of options previously granted to Insiders.

2005 12.5% Rolling Option Plan (2005 Rolling Option Plan)

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company, to act in the best interests of the Company, effective June 9, 2005 the board approved, subject to regulatory and shareholder approval, a new share option plan (the "2005 Rolling Option Plan") based on a rolling percentage of up to 12.5% of the Company's outstanding shares. As at June 1, 2005 there were 92,113,379 shares issued and outstanding. Pursuant to the 2005 Rolling Option Plan, as the outstanding options are exercised and the issued and outstanding Shares of the Company increases, the percentage of options available for granting to eligible optionees will increase.

The following is a summary of the material terms of the 2005 Rolling Option Plan:

(a)           at any time, a maximum of 12.5% of the outstanding shares of the Company may be reserved for incentive options;

(b)           persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the New Option Plan;

(c)           all options granted under the New Option Plan are non-assignable and non-transferable and are exercisable for a period not exceeding 10 years;

(d)           for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(e)           if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed or act as an officer or director (30 days if the optionee is engaged in investor relations activities);

(f)           the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX);

(g)           no optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period; and

(h)           subject to the policies of the TSX, the New Option Plan may be amended without shareholder approval to:

(i)           make amendments which are of a "housekeeping" or clerical nature only;

(ii)          change the vesting provisions of an option;

(iii)        change the termination provision of an option granted hereunder which does not entail an extension beyond the original expiry date of such option; and

(iv)          make such amendments as reduce, and do not increase, the benefits of the New Option Plan to service providers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

As of May 31, 2005, Great Basin had authorized an unlimited number of common shares without par value, of which 92,113,379 common shares were issued and outstanding.

The following table lists those persons who are known by Great Basin to beneficially own more than 5% of Great Basin's common shares and the number of shares beneficially owned by each such shareholder, each as of May 31, 2005:

Shareholder	Number of Shares	Options
Ballottine Investments (Proprietary) Limited	5,500,000	n/a

The shareholders named in the above table do not have any different voting rights with respect to the common shares held by them, except that all or substantially all of these shares are subject to a voting trust agreement whereby these shares are committed to vote with Great Basin management for a period of five years.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of Great Basin's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Great Basin's securities. Such reports are available for public inspection at the Canadian insider reporting web site (www.sedi.com).

As of May 31, 2005, to the best of the Company's knowledge, its shares were held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	718	66,931,269	72.7%
United States	337	19,675,298	21.3%
Other	5	5,506,812	6.0%
	1,060	92,113,379	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.           RELATED PARTY TRANSACTIONS

Except as disclosed below, Great Basin has not since January 1, 2004 entered into or made, and does not propose to enter into or make:

(1)	any transaction with a related party which is either material to Great Basin or the related party to which Great Basin or any its subsidiaries was or is proposed to be a party;

(2)
any transaction with a related party which is unusual in its nature or conditions involving goods, services or tangible or intangible assets to which Great Basin or any its subsidiaries was or is proposed to be a party;

(3)	any loans or guarantees directly by Great Basin or through any of Great Basin’s subsidiaries to or for the benefit of any related party.

A related party for the purposes of this Item 7B includes any of the following persons:

(a)	enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with Great Basin;

(b)	associates of Great Basin;

(c)	individuals owning, directly or indirectly, shares of Great Basin that gives them significant influence over Great Basin and close members of such individuals’ families;

(d)
key management personnel, that is persons having authority and responsibility for planning, directing and controlling the activities of Great Basin, including directors and senior management and close members of the families of Great Basin’s directors and senior management; or

(e)
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the company and enterprises that have a member of key management in common with the company.

Associates of Great Basin include unconsolidated enterprises in which Great Basin have significant influence or which have significant influence over Great Basin. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over these policies. Shareholders beneficially owning a 10% or more of the voting power of the company are presumed to have a significant influence over the company.

Services Agreement with Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with HDI dated for reference December 31, 1996, as described under Item 4.B of this Annual Report. During the fiscal year ended December 31, 2004, the Company paid $1,015,231 to HDI for services pursuant to this agreement.

Arrangements with CEC Engineering Ltd.

During the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002, the Company paid $102,372, $118,987 and $89,500, respectively, to CEE Engineering Ltd., a private company owned by a director, David Copeland, for engineering and project management services invoiced at market rates.

Heads of Agreement with Tranter Investments (Pty) Limited

On April 29, 2005, the Company announced that it had signed a Heads of Agreement with Tranter in order to facilitate the qualification of the Company's ownership of its Burnstone Property as having the requisite BEE ownership interests as required under South African law. The Heads of Agreement sets out the intentions of the parties so that Tranter may, subject to certain conditions, acquire an interest in Southgold, the Company's wholly-owned subsidiary, which owns the Burnstone Property. The Tranter interest will be acquired for consideration which is yet to be determined and it is likely that Great Basin will provide financial assistance or favorable terms to Tranter to facilitate the acquisition of the interest. As a condition to the transaction Tranter must undertake a restructuring of its current shareholdings to ensure more broad-based participation by various historically disadvantaged groups in South Africa. The Heads of Agreement contemplates that certain restrictions will continue to apply to Tranter on an ongoing basis to ensure that it continues to qualify as a BEE company. Tranter is a private BEE company currently comprised of a group of South African professional investors, including Mr. Sipho Nkosi, a director of the Company.

Southgold had an underlying agreement with Tranter at the time of the 2002 Option Agreement between the Company and Southgold Shareholders which underlying agreement granted Tranter an option to acquire a participating interest in the Burnstone Property. If that underlying agreement right were exercised by Tranter, the Former Southgold Shareholders would receive certain additional consideration from the Company under the 2002 Option Agreement. However, that underlying agreement expired in March 2003. Southgold, Tranter and Great Basin have, in accordance with the Heads of Agreement, established a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Property. Mr. Robert Still is a director of the Company and is also one of the Former Southgold Shareholders who had contingent rights under the 2002 Option Agreement in relation to the underlying agreement with Tranter. Because of the planned restructuring of Tranter and the fact that definitive agreements have not yet been developed in respect of the transaction, the Company cannot say definitively what the financial interests of Messrs. Nkosi and Still may be, if any, in the transaction, however, subsequent disclosure filings made by the Company in accordance with securities requirements will clarify the nature and extent of these interests.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 17 of this Form 20-F contains Great Basin's audited annual financial statements for the years ending December 31, 2004, 2003 and 2002.

LEGAL PROCEEDINGS

Great Basin’s subsidiary Rodeo Creek is involved with litigation with Hecla in respect of its Ivanhoe Property as described in Item 4.

In April 2005, the Company was notified that Hecla had filed for a declaratory judgment in connection with the Earn-In Agreement pertaining to the Ivanhoe project in Nevada. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that Hecla’s proposed 2004-2005 program and budget are effective notwithstanding the Company’s objections, (b) a declaration that the agreed program and budget attached to the Earn-In Agreement has been superseded, (c) a declaration that all of Hecla’s expenditures will count towards in its earn-in requirements, and (d) a declaration that Hecla should be entitled to a six month extension of its earn-in term, until February 2, 2007. Hecla is not seeking damages. Despite the litigation, Hecla has taken no other actions related to the Earn-In Agreement.

The Company denies the grounds cited for the basis of Hecla's claims and the relief sought by Hecla. The outcome of this litigation is not determinable at this time.

No other material legal proceedings involving Great Basin or its subsidiaries are ongoing or expected.

DIVIDEND POLICY

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Great Basin are being retained for exploration of its projects.

B.           SIGNIFICANT CHANGES

There have been no significant changes to the accompanying financial statements since December 31, 2004, except as disclosed in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

TRADING MARKETS

The Company's common shares have been listed in Canada on the TSX since September 3, 2003, prior to which they were listed on TSX Venture Exchange.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX and the TSX Venture Exchange.

	TSX		TSX Venture Exchange
	High	Low	High	Low
Fiscal	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)

2004	3.85	1.36	n/a	n/a
2003	3.95	1.80	2.08	1.10
2002	n/a	n/a	2.50	0.80
2001	n/a	n/a	1.42	0.38
2000	n/a	n/a	3.30	0.95

	TSX		TSX Venture Exchange
	High	Low	High	Low
Fiscal	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Q1, 2005	1.60	1.33	n/a	n/a
Q4, 2004	2.12	1.40	n/a	n/a
Q3, 2004	2.05	1.36	n/a	n/a
Q2, 2004	3.01	1.43	n/a	n/a
Q1, 2004	3.85	2.30	n/a	n/a
Q4, 2003	3.95	1.80	n/a	n/a
Q3, 2003	2.34	1.90	1.98	1.31
Q2, 2003	n/a	n/a	1.58	1.10
Q1, 2003	n/a	n/a	2.08	1.30

	TSX
	High	Low
Month	(Cdn$)	(Cdn$)

May 2005	1.20	1.00
April 2005	1.50	1.05
March 2005	1.60	1.33
February 2005	1.57	1.40
January 2005	1.51	1.33
December 2004	1.73	1.40

Our common shares have been listed in the U.S. on AMEX since July 14, 2003, prior to which they were listed on the NASD OTC Bulletin Board ("OTC-BB").

The following tables set forth for the periods indicated the price history of the Company's common shares on AMEX and the OTC-BB.

	AMEX		OTC-BB
	High	Low	High	Low
Fiscal	(US$)	(US$)	(US$)	(US$)

2004	2.95	1.03	n/a	n/a
2003	3.09	1.03	1.29	1.80
2002	n/a	n/a	1.58	0.51
2001	n/a	n/a	1.00	0.26
2000	n/a	n/a	2.30	0.60

	AMEX		OTC-BB
	High	Low	High	Low
Fiscal	(US$)	(US$)	(US$)	(US$)

Q1, 2005	1.32	1.08	n/a	n/a
Q4, 2004	1.72	1.16	n/a	n/a
Q3, 2004	1.64	1.03	n/a	n/a
Q2, 2004	2.32	1.06	n/a	n/a
Q1, 2004	2.95	1.72	n/a	n/a
Q4, 2003	3.09	1.32	n/a	n/a
Q3, 2003	1.73	1.03	1.20	0.93
Q2, 2003	n/a	n/a	1.08	0.80
Q1, 2003	n/a	n/a	1.29	0.87

	AMEX
	High	Low
Month	(US$)	(US$)

May 2005	0.95	0.79
April 2005	1.15	0.82
March 2005	1.32	1.11
February 2005	1.29	1.12
January 2005	1.24	1.08
December 2004	1.48	1.16

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

The shares of Great Basin traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) from November 6, 1987 to September 3, 2003 (symbol-GBG), after which they traded on the Toronto Stock Exchange (symbol-GBG).

From December 14, 1990 to February 9, 1999, Great Basin's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ). On February 9, 1999, Great Basin's shares ceased trading on NASDAQ and from February 10, 1999 to July 12, 2003 Great Basin's shares traded on the OTC-BB (symbol-GBGLF), after which they have traded on the American Stock Exchange under the symbol GBN.

D.           SELLING SHAREHOLDERS

Not applicable.

E.           DILUTION

Not applicable.

F.           EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

Great Basin's corporate constituting documents comprising the Notice of Articles and Articles of Incorporation are registered with the British Columbia Registrar of Companies under Corporation No. 436691.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles in April 2005. The BCA also permits the Company increased flexibility in the provisions of its governing documents. The shareholders of the Company adopted new Articles (the “New Articles”) at the Company's annual general meeting held July 4, 2005 (the "Meeting").. The following is a comparison of the terms of the New Articles to the Company’s old Articles of Incorporation (the “Old Articles”) and some important provisions of the BCA. A copy of the Old Articles was filed as an exhibit with Great Basin's initial registration statement on Form 20-F.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. At the Meeting, shareholders will approved special resolutions to alter the Notice of Articles of the Company such that the maximum number of shares that the Company is authorized to issue has been eliminated and the Company is now authorized to issue an unlimited number of common shares without par value.

Under the BCA, every "pre-existing company' remains subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

•
The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of the New Articles. The removal of the Pre-existing Company Provisions will was approved by shareholders at the Meeting.

The New Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Old Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the New Articles, and include the use of the new terminology adopted under the BCA. For example, "members" have become "shareholders" and "register of members" has become "central securities register" under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes under the New Articles. These changes include substantive changes and changes that are simply a result of changes under the BCA.

Borrowing Powers

Under the Old Articles, the Company was permitted to borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Such guarantees should permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the Old Articles, a shareholder was entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Old Articles permitted the Company to indemnify directors, subject to the provisions of the former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.           the party did not act honestly and in good faith with a view to the best interests of the Company;

2.           the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

3.           the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Amendment of Articles and Notice of Articles re Share Capital

The New Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure is a resolution of the directors or an ordinary resolution of the shareholders. An ordinary resolution (approval by the majority of the votes) of the shareholders is required to attach special rights and restrictions to any class of shares, . Under the Old Articles, such amendments required the approval of three quarters of the votes cast at a meeting of the shareholders of the Company. Failing the adoption of the New Articles, the BCA provides that such alterations would continue to require a special resolution of shareholders. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution will be required to pass such resolutions, needing a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the New Articles provide that shareholders' meetings may be held at such place as is determined by the directors. At the July 5, 2005 annual shareholders’ meeting the quorum for shareholders’ meetings was increased to 33 1/3% in accordance with AMEX requirements. If a quorum is not present at the commencement of a meeting the meeting will be adjourned to the same time and place one week later and at the deferred meeting whatever number of shares is actually represented will; be deemed to be a quorum.

Officers

Under the Old Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, the New Articles remove these requirements leaving the Company free to continue or discontinue these practices.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Objects and Purposes

The company's New Articles, like its Old Articles do not specify objects or purposes. Under both the BCA and the predecessor BCCA, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Great Basin's New Articles, like its Old Articles, do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time; there are no staggered directorships. Under both the New and Existing Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors, fixed at a shareholders’ meeting or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under the New or the Old Articles or under the BCA.

Under the Old Articles, a director who was any way directly or indirectly interested in a proposed contract or transaction with Great Basin or who held any office or possessed any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, was required to declare in writing the nature and extent of such interest in such contract or transaction. A director was not permitted vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Old Articles and under the BCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Great Basin's best interests, but the directors may not authorize Great Basin to provide financial assistance for any reason where Great Basin is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Great Basin in order to qualify as directors.

Changes to Rights of Common Shareholders

Under the Old Articles, changes to the Articles require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Great Basin's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only required such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Great Basin elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of Great Basin. The New Articles provide that where a special resolution is required under the BCA, it need only be approved by 66 2/3% of the votes cast on the resolution. In addition, the New Articles provide that, except where otherwise required by the BCA, amendments to the Articles may be made by ordinary resolution of the shareholders, being a resolution approved by the majority of the votes cast on the resolution.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Great Basin but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The New and Old Articles provide that Great Basin will hold an annual shareholders' meeting, will provide at least 21 days'

notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Great Basin makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Great Basin must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 15 months of the previous annual shareholders meeting.

Shares Fully Paid

All Great Basin shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Great Basin has no redeemable securities authorized or issued. Great Basin has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Great Basin, which provide a right to any person to participate in offerings of Great Basin's equity or other securities.

Rights to Profits and Liquidation Rights

All common shares of Great Basin participate rateably in any net profit or loss of Great Basin, and share rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Great Basin's New Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Great Basin is, or would thereby become, insolvent.

Voting Rights

Each Great Basin common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Great Basin.

Change in Control

Great Basin has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Great Basin does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Great Basin's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

Neither the New nor the Old Articles of Great Basin require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Great Basin's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Great Basin but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Disclosure can be found at www.sedi.com. Under the Securities Act controlling shareholders, if any, (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

C.           MATERIAL CONTRACTS

Great Basin’s material contracts are:

(a)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996 filed with Form 20-F for fiscal year 1999 filed on March 30, 2000 (See Item 7 “Interest of Management in Certain Transactions”);

(b)	The Earn-In Agreement with Hecla dated August 2, 2002 described in Item 4 respecting the Ivanhoe Property.

(c)	The Option to Purchase Agreement with Southgold Exploration (Proprietary) Limited and its shareholders dated November 5, 2002 respecting the Burnstone Property described in Item 4.

(d)	The Heads of Agreement with Tranter Investments (Proprietary) Limited dated April 19, 2005.

D.           EXCHANGE CONTROLS

Great Basin is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Great Basin's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Great Basin was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Great Basin. An investment in the common shares of Great Basin by a WTO Investor, or by a non-Canadian when Great Basin was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Great Basin and the value of the assets of Great Basin, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $250 million. A non-Canadian would acquire control of Great Basin for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Great Basin unless it could be established that, on the acquisition, Great Basin was not controlled in fact by the acquiror through the ownership of the common shares.

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

E.           TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

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

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Great Basin's issued shares of any class or series. If the shares of Great Basin constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Great Basin. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, the Company urges holders and prospective holders of common shares of Great Basin to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Great Basin, based upon their individual circumstances.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Great Basin who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Great Basin may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Great Basin will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Great Basin should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Great Basin appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Great Basin expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Great Basin is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

Holder's holding period in which Great Basin is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Great Basin qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Great Basin is a controlled foreign corporation, the U.S. Holder's pro rata share of Great Basin's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Great Basin's first tax year in which Great Basin qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Great Basin in which Great Basin is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Great Basin common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Great Basin's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Great Basin common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Great Basin.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Great Basin common shares and all excess distributions on his Great Basin common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Great Basin (i) which began after December 31, 1986, and (ii) for which Great Basin was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Great Basin is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Great Basin common shares, then Great Basin will continue to be treated as a PFIC with respect to such Great Basin common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Great Basin common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Great Basin common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Great Basin as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Great Basin included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Great Basin will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Great Basin common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Great Basin are marketable for these purposes or whether the election will be available.

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

Certain special, generally adverse, rules will apply with respect to Great Basin common shares while Great Basin is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

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

I.           SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(A)           TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Great Basin's operations do not employ financial instruments or derivatives which are market sensitive and Great Basin does not have financial market risks.

(B)           EXCHANGE RATE SENSITIVITY

Great Basin's administrative operations are in Canada.

The Company incurs certain of its exploration expenditures in South African rand, which has ranged from 7.4 to 4.2 rand per Canadian dollar since January 2000. The Company also has certain reclamation liabilities related to its Ivanhoe Property, which are denominated in United States dollars.

The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk.

(C)           INTEREST RATE RISK AND EQUITY PRICE RISK

Great Basin is equity financed and does not have any debt which is subject to interest rate change risks.

(D)           COMMODITY PRICE RISK

While the value of Great Basin's resource properties can always be said to relate to the price of gold and copper metals and the outlook for same, Great Basin does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           DEBT SECURITIES

Not applicable.

B.           WARRANTS AND RIGHTS

Not applicable.

C.           OTHER SECURITIES

Not applicable.

D.           AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

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

During the Company's most recently completed fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.           AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

B.           CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is attached as an exhibit to this Annual Report.

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	December 31, 2004	December 31, 2003
Audit Fees	$51,175	$45,490
Audit-Related Fees(1)	375	4,100
Tax Fees	-	-
All Other Fees	-	-
	$51,550	$49,590

Note:

(1)           "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

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

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following audited financial statements are included with this Annual Report:

Consolidated Balance Sheets as at December 31, 2004 and 2003, Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002, Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and Notes to the Consolidated Financial Statements, together with the Report of the Independent Registered Public Accounting Firm thereon.

ITEM 18. FINANCIAL STATEMENTS

Great Basin has elected to provide financial statements required by Item 17.

ITEM 19. EXHIBITS

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

		(ii)	contracts on which the Company’s business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company's fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5. -9.	Not applicable.

10.	Other

The following Exhibits have been filed with Great Basin’s Annual Report on Form 20-F in previous years:

Type of	Description
Document

1& 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders were amended July 5, 2005 and are appended hereto.

4A	Geological Management and Administration Services Agreement dated for reference December 31, 1996 has been previously filed. (See Item 7 “Interest of Management in Certain Transactions”).

4C	Share Incentive Plan dated for reference June 21, 2000 was superseded by a 12.5% Rolling Plan on July 5, 2005 (see below and see Item 6 “Share Incentive Plan”).

4A	August 2, 2002 Earn In Agreement between Rodeo Creek Gold Inc (a wholly-owned subsidiary of the Company) and Hecla Ventures Corp. (a subsidiary of Hecla Mining Company).

4A	Option to Purchase Agreement between Great Basin Gold Ltd. and Southgold Exploration (Proprietary) Limited and Pangea Exploration (Proprietary) Limited et al.

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit	Description

4A	Heads of Agreement between the Company and Tranter Investments (Pty) Limited dated April 19, 2005.

4B	12.5% Rolling Management Incentive Stock Option adopted July 5th, 2005

11.1	Code of Ethics adopted May 10, 2005

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	Section 906 Certification of CEO and CFO

14.1	Consent of Andrew Pooley, Pr.Eng.

14.2	Consent of D Dodd, AusIMM

14.3	Consent of J Scheurenberg, Pr.Eng.

14.4	Consent of GJ van der Heever, Pr.Sci.Nat.

14.5	Consent of JRL Edwards, SAIMM

99.1
Consolidated Balance Sheets as at December 31, 2004 and 2003, Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002, Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and Notes to the Consolidated Financial Statements, together with the Report of the Independent Registered Public Accounting Firm thereon.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT BASIN GOLD LTD.

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: July 11, 2005