Form 40-F
period 2006-12-31
GREAT BASIN GOLD LTD
filed 2007-04-10
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006                     Commission File Number: 001-31729

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
[X] Annual Information Form                                                    [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 113,411,713 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2006;

  the Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2006 and 2005;

  the Company’s Management Discussion and Analysis for the year ended December 31, 2006; and

  the Company’s Supplementary Note entitled - “Reconciliation with United States Generally Accepted Accounting Principles - Item 18”as at December 31, 2006 and 2005 and for the years then ended prepared in accordance with Item 18 of Form 20-F.

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

  the Company’s acquisition plans;

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

  the classification of substantially all the Company’s mineral resources as “measured,” “indicated”, and “inferred” and not as mineral reserves of ore;

  the Company’s lack of revenues the its history of financial losses;

  the Company’s ability to recover the financial statement carrying values of its mineral property interests if ceases to continue on a going concern basis;

  the potential dilution of the Company’s interest in its capital stock or alternatively of its Burnstone project in South Africa under black economic empowerment initiatives;

  loss of the services of any of the Company’s executive officers;

  the volatility of gold and copper prices;

  changes in, or the introduction of US or South African government regulations relating to mining, including laws and regulations relating to the protection of the environment;

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

  the Company’s ability to obtain adequate financing for the further exploration and development of its mineral properties and the potential dilution to the Company’s shareholders from any future equity financings;

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The documents that have been incorporated by reference into this annual report use the terms “measured resources”, “indicated resources” and “inferred resources”. These resource estimates have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirement of the United States Securities and Exchange Commission (the “SEC”). Accordingly, resources information incorporated by reference herein may not be comparable to similar information concerning U.S. companies. Investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including Canadian National Instrument 43-101 , the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this annual report is economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.

Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S.

companies. In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. The Company’s Supplementary Note “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” that is incorporated by reference herein, supplements the Company’s financial statements set forth in its annual report on Form 40-F in order to comply with Item 18 under Form 20-F. This section should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years then ended as set forth in the Form 40-F and furnished under Form 6-K on April 3, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by or under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of directors, management or other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. This process includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the Company’s most recently completed period, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that David Elliott, a member of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2006	2005
Audit Fees	$234,175	$87,750
Audit Related Fees	66,000	–
Tax Fees	–	18,500
All Other Fees	–	–
Total	$300,175	$108,250

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

Audit Committee Pre-Approval Policies

From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The Company did not have any material contractual obligations as at December 31, 2006.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its officers, employees and directors and promotes, among other things, honest and ethical conduct. The code also promotes compliance by the Company’s Chief Executive Officer, Chief Financial Officer and other senior finance staff with the Sarbanes-Oxley Act of 2002. Investors may view the Company’s Code of Ethics on the Company’s web site at www.greatbasingold.com.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.greatbasingold.com.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007.	GREAT BASIN GOLD LTD.

	By:	/s/ Zelda Smit
Zelda Smit
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2006
99.6

Audited consolidated balance sheets as at December 31, 2006 and 2005 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (1)
99.8

Supplementary Note entitled - “Reconciliation with United States Generally Accepted Accounting Principles - Item 18” as at December 31, 2006 and 2005 and for the years then ended prepared in accordance with Item 18 of Form 20-F

99.9	Consent of KPMG LLP
99.10	Consent of James Currie
99.11	Consent of David M.R. Stone of Minefill Services, Inc.
99.12	Consent of Gernot Wober, P. Geo
99.13	Consent of Gideon Johannes (Deon) Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd.
99.14	Consent of A.D. Pooley, Pr Eng, Turgis Consulting (Pty) Ltd.
99.15	Consent of R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd.
99.16	Consent of Derek Rance, P Eng, Behre Dolbear & Company Ltd.
99.17	Consent of Harry Meadon (Pr.Sci.Nat.), H M Exploration CC

99.18	Consent of D. Dodd, B.Sc. SAIMM, MDM Ferroman
99.19	Consent of J Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd.

(1) Incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Securities and Exchange Commission on April 3, 2007.