Form 40-F
period 2007-12-31
GREAT BASIN GOLD LTD
filed 2008-04-01
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

1500-1055 West Georgia Street
P.O. Box 11117
Vancouver, British Columbia
Canada V6E 4N7
(604) 691 7483
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	Toronto Stock Exchange, American Stock Exchange and JSE Ltd

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual Information Form                          [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 203,395,902 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [   ]   No[X]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2007;

  the Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2007 and 2006;

  the Company’s Management Discussion and Analysis for the year ended December 31, 2007

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

  the Company’s lack of revenues and its history of financial losses;

  the Company’s ability to recover the financial statement carrying values of its mineral property interests if ceases to continue on a going concern basis;

  the potential dilution of the Company’s interest in its capital stock loss of the services of any of the Company’s executive officers;

  the volatility of commodity prices;

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

  the potential dilution to the Company’s shareholders from the exercise of outstanding options and warrants to purchase its shares;

  There is no guarantee that the required permitting to undertake mining operations will be approved by the relevant authorities.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The documents that have been incorporated by reference into this annual report use the terms “measured resources”, “indicated resources” and “inferred resources”. These resource estimates have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirement of the United States Securities and Exchange Commission (the “SEC”). Accordingly, resources information incorporated by reference herein may not be comparable to similar information concerning U.S. companies. Investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including Canadian National Instrument 43-101, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this annual report is economically or legally mineable.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. The Company’s “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” is incorporated in the Company’s consolidated financial statements for the year December 31, 2007.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2007. In making this assessment, the company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded Hollister Ventures Corporation which was acquired in an asset acquisition during 2007, from its assessment of internal control over financial reporting as at December 31, 2007. Hollister Ventures Corporation represents total assets of $101 million and net loss of $27 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2007.

During the 2007 fiscal year, no significant changes occur in the Company’s internal controls over financial reporting.

Based upon this assessment, management concluded that the company’s internal control over financial reporting was effective as at December 31, 2007.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of this annual report, the Audit Committee was comprised of David Elliott, Wayne Kirk, Walter Segsworth and Patrick Cooke.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that David Elliott, chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2007	2006
Audit Fees	$201,876	$234,175
Audit Related Fees	40,871	66,000
Tax Fees	40,834	–
All Other Fees	578	–
Total	$284,159	$300,175

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement in terms of the conclusion of the transaction with Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”).

As part of the BEE transaction concluded on October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”) borrowed $29 million (R200 million) from Investec Bank Limited (“Investec”) to settle the purchase consideration of the 812 Southgold shares. The security for the loan comprised, amongst others, a loan guarantee in terms of which N5C Resources Inc., N6C Resources Inc.or Rodeo Creek Gold Inc. (all wholly owned subsidiaries of GBG) is obliged in the event of default by Tranter Burnstone on any of its interest payments to Investec at any time for the first four years to lend not more than $11.8 million (R80 million) to Tranter Burnstone in order to settle such interest payment obligations. This loan, if granted will be secured by the Great Basin Ltd shares held by Tranter Burnstone second to the security over these shares held by Investec for the $29 million (R200 million) loan advanced.

CONTRACTUAL OBLIGATIONS

Below, is a tabular disclosure of the Company’s contractual obligations as at December 31, 2007.

Payments due by period
		Less than			More than
	Total	one year	1 to 3 years	3-5 years	5 years

Contractual obligation	US$5 million	Nil	US$5 million	Nil	Nil

Long term debt obligations	Nil	Nil	Nil	Nil	Nil

Operating lease obligations	Nil	Nil	Nil	Nil	Nil

Purchase obligations	Nil	Nil	Nil	Nil	Nil

Other	Nil	Nil	Nil	Nil	Nil

Total	US$5 million	Nil	US$5 million	Nil	Nil

The Company signed an agreement, effective November 14, 2007, whereby the Company earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC, based in Talkeetna, Alaska, USA.

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

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

Date: March 31, 2008	GREAT BASIN GOLD LTD.

/s/ Lou van Vuuren

By:
Lou van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2007

99.6

Audited consolidated balance sheets as at December 31, 2007 and 2006 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and report of our independent auditors

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007

99.8	Consent of Pricewaterhouse Coopers LLP

99.9	Consent of Harry Meadon (Pr.Sci.Nat.), H M Exploration CC.

99.10	Consent of Gideon Johannes (Deon) Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd.

99.11	Consent of Clive Brown, Pr. Eng., MSAIMM, Turgis Consulting (Pty) Ltd

99.12	Consent of D. Dodd, B.Sc. FSAIMM, MDM Ferroman

99.13	Consent of R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd.

99.14	Consent of J Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd.

99.15	Consent of Peter Cain, Ph.D., P.Eng, Associated Geosciences Ltd.

99.16	Consent of Derek Rance, P Eng, Behre Dolbear & Company Ltd.