Form 40-F/A
period 2007-12-31
GREAT BASIN GOLD LTD
filed 2009-02-23
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

EXPLANATORY NOTE

Based on their review performed, the Securities and Exchange Commission (“SEC”) requested the Company to include an Audit report from KPMG LLP on their audit performed on the comparative financial information in the filing as well as an amendment to the section “Disclosure controls and procedures in this Form 40F. A section has also been added on “Changes in internal control over financial reporting.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2007, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Date: November 28, 2008	GREAT BASIN GOLD LTD.

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

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007

99.8	Consent of Pricewaterhouse Coopers LLP

99.9	Consent of Harry Meadon (Pr.Sci.Nat.), H M Exploration CC.

99.10	Consent of Gideon Johannes (Deon) Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd.

99.11	Consent of Clive Brown, Pr. Eng., MSAIMM, Turgis Consulting (Pty) Ltd

99.12	Consent of D. Dodd, B.Sc. FSAIMM, MDM Ferroman

99.13	Consent of R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd.

99.14	Consent of J Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd.

99.15	Consent of Peter Cain, Ph.D., P.Eng, Associated Geosciences Ltd.

99.16	Consent of Derek Rance, P Eng, Behre Dolbear & Company Ltd.

99.17	Consent of KPMG LLP

99.18	Report of the independent auditor on the consolidated balance sheet as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the years then ended.