Form 40-F/A
period 2007-12-31
GREAT BASIN GOLD LTD
filed 2009-02-23
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 2

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

1238 West Street, 4th Floor
Sandown, 2196
P.O. Box 78182
Sandton, South Africa 2146
+27 11 301 1800
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE Euronext Exchange

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
Yes [X]   No [   ]

EXPLANATORY NOTE

This Amendment No. 2 (the “Second Amendment”) to the Annual Report on Form 40-F of Great Basin Gold Ltd. (the “Company”)  for the fiscal year ended December 31, 2007 originally filed on April 1, 2008 (the “Original Filing”) and as amended on December 1, 2008 (the “First Amendment”) is being filed for the purposes of:

  including as exhibits to the Annual Report on Form 40-F/A the certifications required by General Instructions B(6)(a)(1) and B(6)(a)(2) of Form 40-F which were included with the Original Filing but were inadvertently not included with the First Amendment, and including as exhibits to the Annual Report on Form 40-F/A the consents of the independent auditors of the Company.

There are no other additions, deletions or changes to the Original Filing, as amended by the First Amendment. This Second Amendment has no effect on the Annual Information Form or other information presented in the Original Filing, as amended by the First Amendment.  Therefore, this Second Amendment should be read together with the other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing.   Information in such reports and documents updates and supersedes certain information contained in this Second Amendment.

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

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of the Original Filing , the Audit Committee was comprised of David Elliott, Wayne Kirk, Walter Segsworth and Patrick Cooke.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009	GREAT BASIN GOLD LTD.

/s/ Lou van Vuuren

By:
Lou van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

99.5	Annual Information Form of the Company for the year ended December 31, 2007 (2)

99.6

Audited consolidated balance sheets as at December 31, 2007 and 2006 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and reports of our independent registered public accounting firm thereon (2)

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007 (1)

99.8	Consent of PricewaterhouseCoopers LLP (2)

99.9	Consent of Harry Meadon (Pr.Sci.Nat.), H M Exploration CC. (1)

99.10	Consent of Gideon Johannes (Deon) Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd. (1)

99.11	Consent of Clive Brown, Pr. Eng. MSAIMM, Turgis Consulting (Pty) Ltd (1)

99.12	Consent of D. Dodd, B.Sc. FSAIMM, MDM Ferroman (1)

99.13	Consent of R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd. (1)

99.14	Consent of J Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd. (1)

99.15	Consent of Peter Cain, Ph.D., P.Eng, Associated Geosciences Ltd. (1)

99.16	Consent of Derek Rance, P Eng, Behre Dolbear & Company Ltd. (1)

99.17	Consent of KPMG LLP (2)

99.18	Report of the independent auditor on the consolidated balance sheet as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended (2)

(1)           Previously filed as an exhibit to the Annual Report on Form 40-F of the Company for the year ended December 31, 2007 filed on April 1, 2008

(2)           Filed as an exhibit to this Amendment No. 2 to Annual Report on Form 40-F of the Company for the year ended December 31, 2007