Form 40-F
period 2008-12-31
GREAT BASIN GOLD LTD
filed 2009-03-27
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008                                                Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

138 West Street, Ground Floor
Sandown, 2196
P.O. Box 78182
Sandton, South Africa 2146
+27 11 301 1800
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form           [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 215,166,542 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ] No [ ]

INTRODUCTORY INFORMATION

In this annual report, references to the “Company” or “Great Basin” mean Great Basin Gold Ltd. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2008;

  the Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2008 and 2007;

  the Company’s Management Discussion and Analysis for the year ended December 31, 2008.

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

Some of the risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in the Company’s forward-looking statements include:

  no current production of commercial ore, test mining operations only;

  the potential inability to ultimately classify our mineral resources as mineable reserves under SEC rules;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

  fluctuation of gold prices and currency rates;

  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent commercial production at Hollister;

  delays in the re-commissioning of the Esmeralda Mill;

  impact and cost of compliance with environmental regulations and the actions of environmental opposition groups;

  failure or delay to get an environmental impact statement may hinder, delay or preclude the move into production of Hollister;

  changes in mining legislation adversely affecting our operations;

  in South Africa, our ability to retain prospecting and mining rights;

  inability to obtain adequate financing on acceptable terms;

  a history of financial losses and the need for additional exploration and development capital and the need to refinance or repay approximately US$62 million of senior secured notes potentially due by November 13, 2010;

  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties; and

  ability to attract and retain key personnel

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

In addition, this annual report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this annual report is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in Note 27“Reconciliation with United States Generally Accepted Accounting Principles” to the Company’s consolidated financial statements for the year December 31, 2008.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f ) and 15d-15(f ) of the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded GBG Rusaf Gold Limited and its subsidiaries which were acquired in an asset acquisition during 2008, from its assessment of internal control over financial reporting as at December 31, 2008. GBG Rusaf Gold Limited represents total assets of $1.6 million and net loss of $8 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2008.

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2008.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of the filing, the Audit Committee was comprised of David Elliott, Wayne Kirk and Patrick Cooke.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that David Elliott, chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex Equities Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2008	2007
Audit Fees	$281,258	$201,876
Audit Related Fees	12,632	40,871
Tax Fees	4,002	40,834
All Other Fees	1,440	578
Total	$299,332	$284,159

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

OFF-BALANCE SHEET ARRANGEMENTS

On February 22, 2007, the Company entered into a framework agreement to achieve compliance with the requirements of South Africa’s broad-based Black Economic Empowerment Act in order to secure the new order prospecting rights in respect of Burnstone. On October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”),as the Company’s Black Empowerment partner, subscribed for and was allotted and issued with 812 new ordinary shares (“the Southgold Shares”) in the issued share capital of Southgold, a wholly owned subsidiary of Great Basin. The aggregate subscription price paid by Tranter Burnstone to Southgold was $38 million (ZAR260 million). The 812 new ordinary shares constituted 26% of the issued share capital of Southgold. Subsequent to the completion of the above, N6C Resources Inc. (“N6C Inc.”), a wholly owned subsidiary of Great Basin, purchased the Southgold shares from Tranter Burnstone in exchange for 19,938,650 common shares of Great Basin issued to Tranter Burnstone.

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $29 million (R200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR 260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account. The Company deposited $4 million (ZAR31 million) with Investec on behalf of Tranter Burnstone to fund the short fall in a margin call account relating to the 2007 loan agreement between Tranter Burnstone and Investec. As Tranter Burnstone defaulted on depositing the additional cash into the margin account, Investec served Tranter Burnstone with a notice of default in December 2008. The facilities and the refund of the Company’s cash deposited into the margin account are currently under discussion with Investec. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2008.

	Total	Less than one year	2 to 5 years	More than 5 years
Exploration commitment	10	5	5	Nil
Project loan facility	48	Nil	33	15
Senior secured notes	75	Nil	75	Nil
Finance lease liability	2.8	1	1.8	Nil
Operating lease obligations	0.9	0.2	0.7	Nil
Purchase obligations	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil
Total	136.7	6.2	115.5	15

Exploration commitments

The Company signed an agreement, effective November 14, 2007, whereby the Company can earn 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CWM, based in Talkeetna, Alaska, USA. The earn-in right will be forfeited should the contracted expenditure not be incurred.

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

In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of US$7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Project loan facility

The facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was at 12.06% .

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes will bear interest of 14% per annum with the first 24 months of interest to be prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,736,595 at December 31, 2008.

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

NYSE ALTERNEXT CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE Amex Equities exchange (“NYSE Amex Equities”). Section 110 of the NYSE Amex Equities company guide permits NYSE Amex Equities to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex Equities listing criteria, and to grant exemptions from NYSE Amex Equities listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex Equities standards is contained on the Company’s website at www.greatbasingold.com.

Upon listing, the Company received an exemption from its quorum requirements. Under the NYSE Amex Equities listing standards, the quorum requirements is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

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

Date: March 27, 2009	GREAT BASIN GOLD LTD.

	By:	/s/ Lou van Vuuren
Lou van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2008
99.6

Audited consolidated balance sheets as at December 31, 2008 and 2007 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and reports of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2008
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Johan Oelofse, Pr. Eng.
99.10	Consent of Phil Bentley, Pr. Sci. Nat.
99.11	Consent of Deon Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd.