Form 40-F
period 2009-12-31
GREAT BASIN GOLD LTD
filed 2010-03-31
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 334,158,017 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [   ]    No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the ExchangeAct during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]    No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [   ]    No [X]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2009;

  the Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2009 and 2008;

  the Company’s Management Discussion and Analysis for the year ended December 31, 2009.

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

  the estimates of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

  fluctuation of gold prices and currency rates;

  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent commercial production at Hollister;

  the ability of the Esmeralda Mill to process ore at the expected capacity;

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

  a history of financial losses and the need for additional exploration and development capital and the need to make interest payments of $11 million during 2010 and refinance or repay approximately US$62 million ($65 million) of senior secured notes potentially due by November 13, 2010;

  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties; and

  ability to attract and retain key personnel

Readers are referred to the section entitled “Risk Factors” in the Company’s Annual Information Form for a more detailed discussion of such risks and other important factors that could cause the Company’s actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in Note 26 “Reconciliation with United States Generally Accepted Accounting Principles” to the Company’s consolidated financial statements for the year ended December 31, 2009.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of the filing, the Audit Committee was comprised of Patrick Cooke, David Elliott and Wayne Kirk.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Patrick Cooke, chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex LLC Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2009	2008
Audit Fees	$478,330	$281,258
Audit Related Fees	460,464	12,632
Tax Fees	48,512	4,002
All Other Fees	8,460	1,440
Total	$995,766	$299,332

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

OFF-BALANCE SHEET ARRANGEMENTS

On February 22, 2007, the Company entered into a framework agreement to achieve compliance with the requirements of South Africa’s broad-based Black Economic Empowerment Act in order to secure the new order prospecting rights in respect of Burnstone. On October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), as the Company’s Black Empowerment partner, subscribed for and was allotted and issued with 812 new ordinary shares (“the Southgold Shares”) in the issued share capital of Southgold, a wholly owned subsidiary of Great Basin. The aggregate subscription price paid by Tranter Burnstone to Southgold was $37 million (ZAR260 million). The 812 new ordinary shares constituted 26% of the issued share capital of Southgold. Subsequent to the completion of the above, N6C Resources Inc. (“N6C Inc.”), a wholly owned subsidiary of Great Basin, purchased the Southgold shares from Tranter Burnstone in exchange for 19,938,650 common shares of Great Basin issued to Tranter Burnstone.

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR 260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.3 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account. Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008. A notice of foreclosure has not been served on Tranter and the probability of the guarantee being called upon remains uncertain.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2009:

		Less than one
	Total	year	1-3 years	3-5 years
	(million)	(million)	(million)	(million)
Project loan facility	Nil	Nil	Nil	Nil
Senior secured notes	65	65	Nil	Nil
Finance lease liability	1.5	0.8	0.7	Nil
Operating lease obligations	0.7	0.2	0.5	Nil
Convertible debentures	177	10.5	30.3	136.2
Purchase obligations	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil
Total	$244.20	$76.5	$31.5	$136.2

Senior secured notes

On December 12, 2008, the Company issued US$51.5 million senior secured notes (the “Notes”). The Notes mature at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control, and are repayable at the election of the holder on 30 days notice after November 12, 2010. The Notes bear interest at 14% per annum and the first 24 months of interest and other costs of offering was prepaid. The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets.

Finance lease liability

On November 15, 2008, the Company financed site equipment through a finance lease agreement. The principal debt amount will be repaid in 36 equal instalments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,152,857 at December 31, 2009.

Convertible debentures

An aggregate of $126.5 million principal amount 8.0% senior unsecured convertible debentures (the “Debentures”) were issued on November 12, 2009. The Debentures mature on November 30, 2014 (“the Maturity date”) and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

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

During 2009, the Company amended its Code of Ethics to include the following additional requirement, which revision is included in the Company's Code of Ethics on the Company's web site at www.greatbasingold.com:

"No officer or director of the Company shall buy or sell equity securities of the Company during the period that begins on the earlier of (a) the first day of the month in which annual or quarterly financial results are to be released to the public or (b) the date on which the draft financial statements and/or management's discussion and analysis are first delivered to the Company's CFO, and ends one trading day after the public release of quarterly and annual financial results of the Company. The CFO shall promptly notify the officers and directors if the date of delivery of the draft financial statements and/or management's discussion and analysis precedes the first day of the month that would otherwise begin this blackout period."

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE Amex LLC exchange (“NYSE Amex LLC”). Section 110 of the NYSE Amex LLC company guide permits NYSE Amex LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex LLC listing criteria, and to grant exemptions from NYSE Amex LLC listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex LLC standards is contained on the Company’s website at www.greatbasingold.com.

Upon listing, the Company received an exemption from its quorum requirements. Under the NYSE Amex LLC listing standards, the quorum requirements is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

Further, the Company’s compensation committee and nominating and corporate governance committee are presently not comprised exclusively of independent directors, as required by 804(a) of the NYSE Amex Company Guide. The Company has been granted relief from these requirements by NYSE Amex.

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

Date: March 31, 2010	GREAT BASIN GOLD LTD.

	By:	/s/ Lou van Vuuren
Lou van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2009

99.6

Audited consolidated balance sheets as at December 31, 2009 and 2008 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and reports of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Johan Oelofse, Pr. Eng.

99.10	Consent of Phil Bentley, Pr. Sci. Nat.

99.11	Consent of Deon Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd.

99.12	Consent of Stephen Godden of S. Godden and Associates Ltd.