Form 40-F
period 2010-12-31
GREAT BASIN GOLD LTD
filed 2011-03-28
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 414,015,108 Common Shares Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
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
Yes [   ]     No [   ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2010;

  the Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2010 and 2009;

  the Company’s Management Discussion and Analysis for the year ended December 31, 2010.

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

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  the value of our reserves and the outlook for profitable mining from our operations is dependent on continuing strong gold prices. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove un-reliable or mistaken. Reserves may be subject to revision based on various factors, some of which are beyond our control. There is no certainty we will ultimately be able to classify all our mineral resources as mineable reserves under SEC rules;

  our Nevada operations are trial mining only and are subject to current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent full production mining at the Hollister Property. Failure or delay to successfully complete a required environmental impact statement will delay or preclude the move into full production mining at the Hollister Property;

  our operations in South Africa are subject to political risk and the mining laws of post-apartheid South Africa are still evolving with tenure rights which have not been extensively tested in the courts or are not yet fully settled, meaning that our ability to retain prospecting and mining rights may be subject to unexpected changes or conditions;

  mining risks which affect all companies in our industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules. We rely on key personnel to a significant degree and the unexpected departure of some of them could cause delays. We could encounter unexpected geological structures, water tables, infrastructure problems, such as power outages and unexpected natural events such as earthquake, floods, tornado and storms; and

  other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors”.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  that the price of gold will neither fall significantly nor for a lengthy period;

  that there will be no significant changes to the mining laws or exchange controls in South Africa that could materially adversely affect the Company’s title to the Burnstone Property;

  that the Company will receive the necessary permits for full production at the Hollister Property and the environmental impact statement will be completed and the amended Plan of Operations approved without imposition of material unforeseen mining restrictions or additional compliance burden;

  that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

  that there will be no further material upheavals in world markets and that interest and exchange rates will remain relatively stable;

  that key personnel will continue their employment with the Company.

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

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, some of the mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

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

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

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

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP that is contained in Note 25 “Reconciliation with United States Generally Accepted Accounting Principles” to the Company’s consolidated financial statements for the year ended December 31, 2010.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.

The Company’s independent registered auditor, PricewaterhouseCoopers LLP, has audited the Company’s financial statements included in this Annual Report on Form 40-F, and has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2010. The auditor’s attestation report is included as part of Exhibit 99.6.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year the Company has designed and implemented its control environment to include relevant internal controls in response to the Company’s transition from developer to producer with further internal controls to be implemented during 2011 in response to the Burnstone production build-up. These include new internal controls addressing revenue recognition, inventory and production costs, depletion, depreciation and development costs incurred following commencement of commercial production. The implementation of these internal controls over financial reporting will have a material impact and are reasonably likely to affect our internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Patrick Cooke, chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing standards of NYSE Amex LLC.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2010	2009
Audit Fees	$358,176	$478,330
Audit Related Fees	-	460,464
Tax Fees	9,525	48,512
All Other Fees	8,256	8,460
Total	$375,957	$995,766

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

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements as at December 31, 2010.

The Company and Credit Suisse AG (“Credit Suisse”) are parties to a $69 million (US$70 million) Term Loan Financing Facility Agreement dated February 23, 2011 (the “2011 Facility”). In connection with the 2011 Facility, on March 15, 2011, the Company executed a zero-cost-collar hedge program, consisting of a total of 117,500 ounces of gold spread over a 4 year term commencing in January 2012. The call option was fixed at US$1,930 per ounce with the put option at US$1,050 per ounce. As long as gold trades within these prices there will be no cash cost to the hedge.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2010:

		Less than one			More than 5
	Total	year	1 to 3 years	3 to 5 years	years
	(million)	(million)	(million)	(million)	(million)
Senior secured notes(1)(2)	55.4	55.4	Nil	Nil	Nil
Finance lease liability(1)(3)	8.2	7.8	0.4	Nil	Nil
Operating lease obligations	0.4	0.2	0.2	Nil	Nil
Asset retirement obligations(4)	7.5	Nil	Nil	Nil	7.5
Convertible debentures(5)	166.5	10.1	20.2	136.2	Nil
Term loan facilities(1)(6)	80	10.4	55.5	14.1	Nil
Other(7)	2.7	0.2	1.9	0.2	0.4
Total	$320.7	$84.1	$78.2	$150.5	$7.9

Notes:

1.	Amounts include scheduled interest payments.

2.

A total of 41,575 senior secured notes, each in the principal amount of US$1,000, remained outstanding on December 31, 2010. These notes were subject to interest at 14% per annum and were to mature at 120% of principal on December 12, 2011. The notes were guaranteed on a joint and several basis by the Company’s Nevada subsidiaries and secured by their assets. On March 15, 2011, approximately US$52 million of the proceeds from the 2011 Facility provided by Credit Suisse were applied to fully pay and settle these notes.

3.

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $9 million at December 31, 2010.

4.	The asset retirement obligations are not adjusted for inflation and are not discounted.

5.

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

6.	2010 Facility

In May 2010, the Company closed a $50 million (US$47 million) term loan facility agreement (the “2010 Facility”) with Credit Suisse, and subsequently increased the 2010 Facility by $25.7 million (US$25 million) in August 2010. The 2010 Facility has a maximum term of 4 years from date of draw down and will be repaid in 13 quarterly consecutive instalments, commencing on May 26, 2011, 12 months after initial draw down. The 2010 Facility bears interest at a margin of 4% over the USD LIBOR rate. The Company applied the interest rate in effect on December 31, 2010 in determining the value of future payments. The Company has the option to retire the loan 12 months after draw down at no additional cost. The Burnstone project and certain subsidiary guarantees serve as security for the 2010 Facility.

2011 Facility

The Company closed the $69 million (US$70 million) 2011 Facility with Credit Suisse on March 15, 2011. The 2011 Facility was increased from its original principal amount of $59 million (US$60 million) to $69 million (US$70 million) to maximize leverage from what the Company’s management considers to be a low-cost facility. The 2011 Facility has been fully drawn down and has a term of 4 years, is repayable in quarterly instalments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. It is secured by the Company’s Nevada assets. The related zero cost collar hedging program was to originally consist of a total of approximately 105,000 ounces of gold spread over a 4 year term, but has been expanded to cover a total of approximately 117,000 ounces of gold in light of the increase in the principal amount of the 2011 Facility.

7.	Other obligations include nominal exploration and environmental obligations.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its officers, employees and directors and promotes, among other things, honest and ethical conduct. The code also promotes compliance by the Company’s Chief Executive Officer, Chief Financial Officer and other senior finance staff with the Sarbanes-Oxley Act of 2002. Investors may view the Company’s Code of Ethics on the Company’s web site at www.greatbasingold.com. No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2010, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2010.

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE Amex Equities exchange (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex LLC, as the responsible self-regulatory organization, to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex LLC listing criteria, and to grant exemptions from NYSE Amex LLC listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex LLC standards is contained on the Company’s website at www.greatbasingold.com.

Upon listing, the Company received an exemption from its quorum requirements. Under the NYSE Amex LLC listing standards, the quorum requirements is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

Further, the Company’s compensation committee and nominating and corporate governance committee are presently not comprised exclusively of independent directors, as required by 804(a) of the NYSE Amex Company Guide. The Company has been granted relief from these requirements by NYSE Amex LLC.

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

Date: March 28, 2011	GREAT BASIN GOLD LTD.

	By:	/s/ Lou van Vuuren
Lou van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2010

99.6

Audited consolidated balance sheets as at December 31, 2010 and 2009 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and reports of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Johan Oelofse, Pr. Eng.

99.10	Consent of Phil Bentley, Pr. Sci. Nat.

99.11	Consent of Frederik J. de Bruin of Deswik Mining Consultants (Pty) Ltd.

99.12	Consent of Daniel van Heerden of Minxcon (Pty) Ltd.