Form 40-F
period 2011-12-31
GREAT BASIN GOLD LTD
filed 2012-03-30
CIK 865492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 475,731,436 Common Shares as at December 31, 2011

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”) . The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
The Company’s Annual Information Form for the year ended December 31, 2011 (the “AIF”)	99.5
The Company’s Audited Consolidated Financial Statements as at and for the two years ended December 31, 2011 and 2010	99.6
The Company’s Management Discussion and Analysis for the year ended December 31, 2011 (the “MD&A”)	99.7

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

  the value of our reserves and the outlook for profitable mining from our operations is dependent on continuing strong gold prices, achieving our planned production rates and life-of-mine costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  our Burnstone operations have not achieved expected levels of production. In 2011, our first year of Burnstone operations, we encountered an unexpected geological structure that displaced the Kimberly Reef horizon and impacted on mine planning, and we may continue to encounter unexpected water influxes, infrastructure challenges such as power outages and equipment failures that would adversely impact on production rates;

  the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove un-reliable or mistaken. Our estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond our control;

  our Nevada operations are trial mining only and are subject to current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent full production mining at the Hollister Gold Project. Failure or delay to successfully complete the ongoing environmental impact statement will delay or preclude the move into full production mining at the Hollister Gold Project;

  our operations in South Africa are subject to political risk and the mining laws of post-apartheid South Africa are still evolving with tenure rights which are subject to formalized “historically disadvantaged South Africans” (“HDSAs”) or “Black Economic Empowerment” (“BEE”) policies referred to as the Mining Charter. The new mining laws and the Mining Charter have not been extensively tested in the South African courts and/or are not yet fully settled, meaning that our ability to retain prospecting and mining rights may be adversely affected by unexpected changes or conditions to the law and the Mining Charter. In particular, a new Mining Charter was recently proposed. These circumstance are more particularly described under “Risk Factors – Risks More Specifically Relating to South Africa and the Burnstone Mine”;

  our BEE partner, Tranter Burnstone (Pty) Ltd. (“Tranter”), which is owned by HDSAs, has been notified that it is currently in default of the requirements of its loan agreement with Investec Bank Ltd. (“Investec”) under which it borrowed ZAR200 million ($27 million) (ZAR205 million ($27 million) currently outstanding) to partly fund the purchase of 19,938,650 Great Basin common shares in 2007. We are seeking, through ongoing discussions with Investec and Tranter Burnstone, to assist Tranter Burnstone to remedy their default position;

  mining risks which affect all companies in our industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company’s quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors” in the Annual Information Form.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  that the price of gold will neither fall significantly nor for a lengthy period in the foreseeable future;

  that there will be no significant changes to the HDSA empowerment or mining laws, including the Mining Charter, or exchange controls in South Africa that materially adversely affect the Company’s operations or title to its Burnstone Mine;

  that the Company will in due course receive the necessary permits for full production at the Hollister Gold Project and the environmental impact statement will be completed and the amended Plan of Operations will be approved without imposition of material unforeseen mining restrictions or additional compliance burden;

  that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

  that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

  that key personnel will continue their employment with the Company.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), as issued by the International Accounting Standards Board for financial years beginning on January 1, 2011. On January 1, 2011, the Company adopted IFRS as the basis for preparing its consolidated financial statements. The Company’s audited financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS, which standards differ from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

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

Management’s Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective to give reasonable assurance that the information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management’s Assessment

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2011.

Auditor’s Attestation Report

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011. The Company’s independent registered auditor, PricewaterhouseCoopers Inc., has audited the Company’s financial statements included in this Annual Report on Form 40-F, and has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2011. The auditor’s attestation report is included as part of Exhibit 99.6.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

Composition of the Audit Committee

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of the filing, the Audit Committee comprised of Patrick R Cooke, Philip Kotze and Octavia M Matloa.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2011	2010
Audit Fees	$687,014	$358,176
Audit Related Fees	44,468	-
Tax Fees	34,837	9,525
All Other Fees	7,918	8,256
Total	$774,237	$375,957

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

OFF BALANCE SHEET ARRANGEMENTS

The Company had the following off-balance sheet arrangements as at December 31, 2011.

(a) Financial guarantee

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by HDSAs in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter, an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec, a South African bank, to partly fund the purchase the shares and Great Basin gave a loan guarantee in favour of Tranter limited to ZAR140 ($19 million) million. A loan of $14 million (ZAR 108 million) was advanced to Tranter up to October 2011 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

Tranter has been notified by Investec that it is currently in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares serving as collateral for the loan. The Company has advanced approximately $2.7 million (ZAR20 million) since November 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements and approximately $1.6 million (ZAR12 million) remains available to meet the unfunded cash margin of approximately $6 million (ZAR45 million). The Company is seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their breach position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.

(b) Gold Fields royalty arbitration

The Company has received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million) and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2011:

		Less than one			More than 5
	Total	year	1 to 3 years	3 to 5 years	years
	($’million)	($’million)	($’million)	($’million)	($’million)
Finance lease liability(1)(2)	3.1	3.0	0.1	Nil	Nil
Operating lease obligations	0.2	0.2	Nil	Nil	Nil
Asset retirement obligations(3)	7.2	Nil	Nil	Nil	7.2
Convertible debentures(4)	156.4	10.1	146.3	Nil	Nil
Term loan I(1)(5)	151.8	6.3	73.2	72.3	Nil
Term loan II(1)(6)	61.3	19.1	30.7	11.5	Nil
Other(7)	0.9	0.1	0.2	0.2	0.4
Total	$380.9	$38.8	$250.5	$84	$7.6

Notes:

1.	Amounts include scheduled interest payments.

2.

The principal debt amounts will be repaid in monthly installments over a period of 12 to 13 months and bear interest at 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $4.5 million at December 31, 2011.

3.	The asset retirement obligations are not adjusted for inflation and are not discounted.

4.

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

5.

In May 2010, the Company closed a $50 million (US$47 million) term loan facility agreement (“Term loan I”) with Credit Suisse, and subsequently increased Term loan I by $25.7 million (US$25 million) in August 2010. In December 2011, the Company successfully negotiated the restructuring of Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011 with an additional $20.3 million (US$20 million) available for future draw down on December 31, 2011. The restructured facility now has a maximum term of 5 years from the December 15, 2011 drawdown and capital will be repaid in 16 quarterly consecutive instalments, commencing on March 15, 2013. Term loan I bears interest at a premium of 4% over the 3 month US LIBOR rate and is secured by the Company’s Burnstone property, its assets and certain subsidiary guarantees.

6.

The Company closed the $69 million (US$70 million) term loan in March 2011 (“Term loan II”). Term loan II is being repaid in 16 remaining quarterly consecutive instalments bears interest at a premium of 3.75% over the 3 month US LIBOR rate and is secured by the Company’s Nevada assets.

7.	Other obligations include nominal environmental obligations.

CODE OF ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Ethics that applies to its officers, employees and directors and promotes, among other things, honest and ethical conduct. The code also promotes compliance by the Company’s Chief Executive Officer, Chief Financial Officer and other senior finance staff with the Sarbanes-Oxley Act of 2002. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. Investors may view the Company’s Code of Ethics on the Company’s web site at www.greatbasingold.com.

Amendments or Waivers

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2011, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2011.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company is the operator of the Hollister Gold Project located in Nevada. The required disclosure regarding mine safety prescribed by Item 16 of Form 40-F is included under the heading “US Mine Safety Disclosure Information” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.5 to this Annual Report on Form 40-F and is incorporated herein by reference.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012	GREAT BASIN GOLD LTD.

	By:	/s/ Lourens A. van Vuuren
Lourens A. van Vuuren
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2011

99.6

Audited consolidated statements of financial position as at December 31, 2011 and 2010 and consolidated statements of operations, deficit, and cash flows for the years then ended, including the notes thereto and reports of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011

99.8	Consent of PricewaterhouseCoopers Inc.

99.9	Consent of Johan Oelofse, Pr. Eng.

99.10	Consent of Phil Bentley, Pr. Sci. Nat.

99.11	Consent of Frederik J. de Bruin of Deswik Mining Consultants (Pty) Ltd.

99.12	Consent of Daniel van Heerden of Minxcon (Pty) Ltd.